

Letter to Shareholders

●

**2026 Annual Meeting of Shareholders
Notice and Proxy Statement**

●

2025 Annual Report on Form 10-K

Dear Shareholders,

I am pleased to write my first Annual Letter and want to begin by expressing my sincere appreciation for your ongoing investment in McGrath RentCorp (Nasdaq: MGRC). As you may know, I assumed the CEO role effective April 3rd of this year, prior to which I served as COO of McGrath.

2025 presented its share of challenges across our end markets, yet it also demonstrated the strength of our strategy and the resilience of our team. Despite a difficult demand environment, we delivered growth in both revenue and profitability. Growth was driven by the strategic initiatives we highlighted throughout the year. Our disciplined execution and ability to navigate uncertainty, while continuing to invest for the future, remain our greatest strengths that have long-defined McGrath.

Strong Financial Performance

For the full year 2025, we reported total revenue of $944 million and adjusted EBITDA of $362 million. Total revenues grew 3.7%, even as market conditions remained uneven. This performance reflected the resilience of our rental model, the value of our diversified portfolio, and the traction we continue to see from our growth initiatives.

Our teams across each of our businesses - Mobile Modular, Portable Storage, Enviroplex, and TRS-RenTelco - executed with focus and discipline. Our investments in fleet, organic and inorganic expansion, and various initiatives to enhance the customer experience positioned us to grow even in challenging environments.

Throughout the year, we continued to deploy capital responsibly, while balancing growth investments with shareholder returns. We maintained the financial strength that enables us to operate from a position of stability and opportunity.

Strategic Growth

Our long-term strategy remains centered on expanding our modular and portable storage businesses. We are strengthening our customer value proposition by increasing our geographic reach and adding modular solutions capabilities such as Mobile Modular Plus, Site-Related Services, and Custom Modular Solutions. These initiatives allow us to serve customers in more places and increase profitability. This creates value for both our customers and shareholders.

Several differentiators continue to set McGrath apart:

- **Solutions, not just space.** Our Mobile Modular Plus offerings and Site Related Services deliver greater value to customers by simplifying project execution and reducing the number of subcontractors our customers need to manage.

- **In-house production capabilities.** Our production centers allow us to customize, refurbish, and maintain our fleet efficiently and at scale.

- **Deep expertise and local presence.** Our sales and operations teams understand local building codes, customer needs, and market dynamics, enabling delivery of fast, high-quality service.

- **Custom solutions for complex projects.** Our nationwide custom modular sales solutions team continues to deliver on large, multifaceted projects across industries.

- **Digital innovation.** Our digital tools make it easier for customers to configure buildings, visualize layouts, and select accessories—improving both speed and experience.

- **Exceptional customer satisfaction.** Our customer feedback scores remain among the best in the industry, reinforcing our commitment to service excellence.

We have built these capabilities over decades, and they continue to differentiate us and fuel our long-term growth trajectory.

Disciplined Capital Allocation

We remain committed to deploying capital in a disciplined, returns-focused manner. Our strong balance sheet and resilient cash flow give us the flexibility to invest organically, pursue strategic acquisitions, and return capital to shareholders.

As in prior years, our capital allocation decisions reflect current market conditions. With more rental units available as we entered 2025, we prioritized using existing fleet for rental projects. This approach allowed us to meet customer demand while maintaining appropriate leverage and preserving optionality for future growth opportunities. We invested capital into newer geographic markets and highly utilized product categories of more established geographies.

Shareholder Focus

Our commitment to long-term shareholder value remains our most important goal. Since our IPO in 1984, McGrath shares have delivered an impressive 16% CAGR, assuming reinvestment of dividends. This achievement reflects decades of disciplined management and consistent execution.

In 2025, we proudly continued our long-standing, now 35-year tradition of prudently, but steadily increasing dividends to shareholders, supported by strong cash generation and a positive outlook for our business.

Looking Ahead

We remain confident in our long-term vision, strategy, and ability to execute.

As we move through 2026,

- We will continue to expand our Mobile Modular geographic footprint, investing in sales coverage and selectively adding fleet to support growth in both established and emerging markets, and
- We will take advantage of the encouraging signs of stabilization in Portable Storage and improving demand trends in TRS-RenTelco to grow revenue.

While the demand environment will remain a key factor in our performance, we have opportunities to grow revenue and profitability, even in a slower non-residential construction market.

Across McGrath, our priorities remain clear. We remain committed to growing strategically, deploying capital wisely, and building long-term value for our shareholders.

It is a privilege to lead this company.

Recently appointed as the fourth CEO in the nearly 50-year history of McGrath, I look forward to building upon that foundation, continuing to strengthen our market positions, and leading McGrath to capture long-term opportunities that lie ahead of us, while delivering value for our shareholders.

On behalf of our leadership team and team members across the country, thank you for your trust and investment in McGrath. With our experienced team, strong balance sheet, and proven business model, we believe our company remains well-positioned for sustained growth.

2026 Shareholders Meeting

Our Annual Meeting of Shareholders is scheduled for June 3, 2026, as a virtual meeting (via live audio webcast) format only. The details of how shareholders can participate in our virtual Annual Meeting are included in the proxy materials that accompany this letter.

Sincerely,
Phil Hawkins
President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION

Statements contained in this presentation, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements in the "Looking Ahead" section. All statements, other than statements of historical facts, regarding McGrath RentCorp's (the "Company") 2026 outlook, including the Company's expectations, strategies, prospects or targets are forward-looking statements, including prospects for the Company's next phase of growth and the strategic focus on Mobile Modular division as well as the strategic plans for Portable Storage and TRS-RenTelco. These forward-looking statements also can be identified by the use of forward-looking terminology such as "anticipates," "believes," "continues," "could," "estimates," "expects," "intends," "may," "plan," "predict," "project," or "will," or the negative of these terms or other comparable terminology.

These forward-looking statements are not guarantees of future performance and are subject to significant risks and uncertainties that could cause our actual results to differ materially from those projected. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" in the Company's Form 10-K for 2025 and other SEC filings.

Forward-looking statements are made only as of the date of this communication and are based on management's reasonable assumptions; however, these assumptions can be wrong or affected by known or unknown risks and uncertainties. No forward-looking statement can be guaranteed, and subsequent facts or circumstances may contradict, obviate, undermine, or otherwise fail to support or substantiate such statements. Readers should not place undue reliance on these forward-looking statements and are cautioned that any such forward-looking statements are not guarantees of future performance. Except as otherwise required by law, we are under no duty to update any of the forward-looking statements after the date of this presentation to conform such statements to actual results or to changes in our expectations.

FINANCIAL HIGHLIGHTS



Rental Revenue, Rental Gross Profit & Net Income
($M)

- Rental Revenue
- Rental Gross Profit
- Net Income

	2021	2022	2023	2024	2025
Rental Revenue	334	390	474	490	504
Rental Gross Profit	179	205	270	293	299
Net Income	90	115	175	232	156



Rental Equipment, at Cost (Year-End)
($M)

2021	2022	2023	2024	2025
1,401	1,522	1,905	1,999	2,068



Adjusted EBITDA (a)(b)
($M)

2021	2022	2023	2024	2025
221	251	318	352	362



EPS (Diluted) (c)
($)

2021	2022	2023	2024	2025
3.47	4.21	4.56	5.93	6.35

Total Revenue 2025 by Business Segment

Total Revenue - **$944M**



- Modulars (d) — 74%
- Electronics — 16%
- Portable Storage — 10%

(a) Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to net income and Net Cash Provided by Operating Activities, both GAAP financial measures, see pages 46 and 47 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 which is included in this Annual Report.

(b) The Company defines Adjusted EBITDA as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation and transaction costs.

(c) The 2024 EPS excludes the gain and transaction costs attributed to the merger termination with Willscot Mobile Mini.

(d) Modulars includes Mobile Modular, Kitchens To Go and Enviroplex.

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McGRATH RENTCORP

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held June 3, 2026

To the Shareholders of McGrath RentCorp:

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Shareholders (the "Annual Meeting") of McGrath RentCorp, a California corporation (the "Company"), will be held virtually only at www.proxydocs.com/MGRC, on Wednesday, June 3, 2026, at 2:00 p.m., PST. Shareholders will be able to listen, vote, and submit questions from any remote location that has internet connectivity. There will be no physical location for shareholders to attend. The Annual Meeting will be held for the following purposes:

1. To elect seven (7) directors of the Company, as specifically set forth in the attached proxy statement, to serve until the 2027 Annual Meeting of Shareholders or until their successors are elected and qualified;

2. To approve the amendment and restatement of the Company's 2016 Stock Incentive Plan (the "2016 Plan") as the Amended and Restated 2026 Stock Incentive Plan (the "2026 Plan") and to: (i) increase the number of authorized shares of the Company's Common Stock issuable under the 2026 Plan by 576,108 shares; (ii) re-approve the Internal Revenue Code Section 162(m) performance criteria and award limits; (iii) set minimum vesting periods for certain awards; (iv) set annual limits on the grant date fair value of awards to our non-employee directors; and (v) extend the term of the 2026 Plan for ten years from the date of shareholder approval;

3. To ratify the appointment of Grant Thornton LLP as the independent auditors for the Company for the year ending December 31, 2026;

4. To approve, in a non-binding vote, the compensation of the Company's named executive officers; and

5. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part hereof (the "Proxy Statement").

The Board of Directors of the Company has fixed the close of business on April 16, 2026, as the Record Date for determining the shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

IMPORTANT

We are holding the Annual Meeting as a virtual meeting (via live audio webcast) format only. On behalf of the Board of Directors and management of the Company, we cordially invite you to attend the Annual Meeting by virtual presence by logging into our live webcast at: www.proxydocs.com/MGRC. Through this webcast, shareholders and proxyholders will be deemed to be present in person for purposes of conducting a vote at such meeting. In order to attend this webcast, you must register in advance at www.proxydocs.com/MGRC prior to the deadline of Wednesday, June 3, 2026, at 1:00 p.m. PST, as more fully described in the accompanying Proxy Statement.

In accordance with rules established by the Securities and Exchange Commission, we are providing you access to our proxy materials over the Internet. Accordingly, we plan to mail a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders on or about April 24, 2026. The Notice will describe how to access and review our proxy materials, including our Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The Notice, as well as our proxy card, will also describe how you may submit your proxy electronically. If you received just a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice.

Whether or not you expect to attend the Annual Meeting via virtual presence, please vote your shares by following the instructions on the Notice, your proxy card or your voting instruction form, as applicable, as promptly as possible in order to ensure your representation at the Annual Meeting. Even if you have voted by proxy, you may still vote online if you attend the Annual Meeting via virtual presence. Please note, however, that if your shares are held of record by a broker, bank, or other nominee, and you wish to vote at the Annual Meeting, you must obtain a proxy card issued in your name from such broker, bank, or other nominee and register for the Annual Meeting in advance through our transfer agent, Computershare Trust Company, N.A. Once proof of your proxy power (legal proxy) has been obtained, send the proof reflecting your holdings along with your name and email address to legalproxy@betanxt.com to obtain your control number. Registration must be received no later than 5:00 p.m., EST, on Friday, May 29, 2026.

If you hold your shares in a brokerage account, your shares will not be voted in the election of directors, or the amendment and restatement of the 2016 Plan as the 2026 Plan, or the non-binding, advisory vote on the compensation of the Company's named executive officers unless you provide explicit instructions to your broker as to how you wish to vote your shares. Under the NASDAQ Stock Market rules governing discretionary voting of proxies by the exchange's members, your broker is not permitted to vote shares with respect to non-routine matters such as the election of directors or the vote on compensation without voting instructions from the beneficial owner of such shares.

By Order of the Board of Directors,
Gilda Malek
Senior Vice President, Chief Legal Officer and Corporate Secretary

Livermore, California
April 24, 2026

McGRATH RENTCORP
5700 Las Positas Road
Livermore, California 94551

PROXY STATEMENT
FOR 2026 ANNUAL MEETING OF SHAREHOLDERS

General Information

This proxy statement (this "Proxy Statement") is made available to the shareholders of McGrath RentCorp, a California corporation (the "Company," "we," "us," or "our"), in connection with the solicitation by the Board of Directors of the Company (the "Board of Directors" or the "Board") of proxies in the accompanying form for use in voting at the 2026 Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Wednesday, June 3, 2026, at 2:00 p.m., PST, via virtual meeting only at www.proxydocs.com/MGRC, and any adjournment or postponement thereof. There will be no physical location for shareholders to attend. The shares represented by the proxies received, properly marked, dated, executed, and not revoked will be voted at the Annual Meeting.

We are using the Internet as the primary means of delivery of proxy materials to our shareholders. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record with instructions on how to access the proxy materials online at www.proxydocs.com/MGRC**.** The Company expects to mail the Notice to shareholders on or about April 24, 2026.

The rules of the Securities and Exchange Commission (the "SEC") require us to notify our shareholders of the availability of our proxy materials through the Internet.

Important Notice Regarding the Availability of Proxy Materials
for the Shareholder Meeting to be held on Wednesday, June 3, 2026

Our Proxy Statement and 2025 Annual Report to Shareholders are available at
www.proxydocs.com/MGRC

The following questions and answers provide important information about the Annual Meeting and this Proxy Statement:

When is the Annual Meeting?

The Annual Meeting will be held on Wednesday, June 3, 2026, at 2:00 p.m., PST, via virtual meeting only. There will be no physical meeting to attend. All of the members of the Board of Directors and our entire management team will participate via virtual presence only.

How do I participate in the virtual Annual Meeting?

You will not be able to attend the Annual Meeting physically. You or your proxyholder may participate, vote, and ask questions at the Annual Meeting by visiting www.proxydocs.com/MGRC and using your control number found on your Notice.

To be admitted to the virtual Annual Meeting, you will need the control number included on your Notice, or the instructions that accompanied your proxy materials, as applicable, and you must have registered in advance at www.proxydocs.com/MGRC prior to the deadline of Wednesday, June 3, 2026, at 1:00 p.m. PST. The Annual Meeting will begin promptly at 2:00 p.m., PST. Online check-in will begin at 1:00 p.m., PST, and you should allow ample time for the online check-in procedures. If you have difficulty accessing the virtual Annual Meeting, please follow the instructions from your registration confirmation email.

If you hold shares through an intermediary, such as a bank, broker, or other nominee, you will need to contact such bank, broker, or other nominee to request a legal proxy and register for the Annual Meeting in advance through our transfer agent, Computershare Trust Company, N.A. ("Computershare"). Once proof of your proxy power (legal proxy) has been obtained, send the proof reflecting your holdings along with your name and email address to legalproxy@betanxt.com to obtain your control number. Registration must be received no later than 5:00 p.m., EST, on Friday, May 29, 2026.

This year's shareholders' question and answer session will include questions submitted live during the Annual Meeting. You may submit a question in advance of the Annual Meeting by sending it via electronic mail to investor@mgrc.com. Questions may be submitted during the Annual Meeting through www.proxydocs.com/MGRC. We expect to respond to appropriate questions during the Annual Meeting, and may also respond to questions on an individual basis or by posting answers on our Investor Relations website after the meeting.

What matters will be considered at the Annual Meeting?

Shareholders will vote on the following items at the Annual Meeting:

1. To elect seven (7) directors of the Company, as specifically set forth in this Proxy Statement, to serve until the 2027 Annual Meeting of Shareholders or until their successors are elected and qualified (Proposal No. 1);

2. To approve the amendment and restatement of the Company's 2016 Stock Incentive Plan (the "2016 Plan") as the Amended and Restated 2026 Stock Incentive Plan (the "2026 Plan") and to: (i) increase the number of authorized shares of the Company's Common Stock issuable under the 2026 Plan by 576,108 shares; (ii) re-approve the Internal Revenue Code Section 162(m) performance criteria and award limits; (iii) set minimum vesting periods for certain awards; (iv) set annual limits on the grant date fair value of awards to our non-employee directors; and (v) extend the term of the 2026 Plan for ten years from the date of shareholder approval (Proposal No. 2);

3. To ratify the appointment of Grant Thornton LLP as the independent auditors for the Company for the year ending December 31, 2026 (Proposal No. 3);

4. To approve, in a non-binding vote, the compensation of the Company's named executive officers (Proposal No. 4); and

5. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

How does the Board of Directors recommend that shareholders vote on these matters?

The Board of Directors believes that the election of the nominated directors, the approval of the amendment and restatement of the 2016 Plan as the 2026 Plan, the ratification of the appointment of Grant Thornton LLP, and the approval on an advisory basis of the compensation of the Company's named executive officers are in the best interests of the Company and its shareholders and, accordingly, recommends a vote "FOR" the approval of each of these proposals.

How are proxy materials being made available to shareholders?

The SEC adopted amendments to the proxy rules that change how companies must provide proxy materials. These rules are often referred to as "Notice and Access." Under the Notice and Access model, a company may select either of the following two options for making proxy materials available to shareholders:

*   the full set delivery option; or
*   the notice only option.

Full Set Delivery Option

Under the full set delivery option, a company delivers all proxy materials to its shareholders as it would have done prior to the change in the rules. This can be by mail or, if a shareholder has previously agreed, by e-mail. In addition to delivering proxy materials to shareholders, a company must post all proxy materials on a publicly accessible website and provide information to shareholders about how to access that website. The Company's proxy materials are available on the following website: www.proxydocs.com/MGRC.

Notice Only Option

Under the notice only delivery option, a company must post all of its proxy materials on a publicly accessible website. However, instead of delivering its proxy materials to shareholders, the company instead delivers a one-page notice of internet availability of proxy materials which includes, among other matters:

*   information regarding the date, time, and location of the Annual Meeting of Shareholders as well as the items to be considered at the meeting;
*   information regarding the website where the proxy materials are posted; and
*   various means by which a shareholder may request paper or e-mail copies of the proxy materials.

A company may use a single method for all of its shareholders or use full set delivery for some while adopting the notice only option for others. The Company is required to comply with these Notice and Access rules in connection with its Annual Meeting and has elected to provide access to our proxy materials over the Internet. Accordingly, we have sent you a Notice of Internet Availability of Proxy Materials (the "Notice") because the Board of Directors is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the Annual Meeting. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about April 24, 2026, to all shareholders of record entitled to vote at the Annual Meeting.

What is the difference between a shareholder of record and a beneficial owner of shares held in street name?

Shareholder of Record. If your shares are registered directly in your name with the Company's transfer agent, Computershare, then you are considered the shareholder of record with respect to those shares, and the Notice was sent directly to you by the Company.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

How do I vote?

To vote through the internet, go to www.proxypush.com/MGRC to complete an electronic proxy card. You will be asked to provide the control number from the Notice. You must cast your vote by 11:59 p.m., EST on June 2, 2026.

To vote using the proxy card, simply complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

To vote over the telephone, dial toll-free (866) 390-5401 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the Notice. You must cast your telephone vote by 11:59 p.m. EST on June 2, 2026.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, it may mean that you hold shares registered in more than one account. Please follow the voting instructions on the Notices to ensure that all of your shares are voted. If you have any questions regarding your share information or address appearing on the Notice, you may call Computershare, the Company's transfer agent, at (800) 962-4284 if you are a shareholder of record, or contact your brokerage firm, bank, broker-dealer, or other similar organization if you are a beneficial owner of shares held in "street name."

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may vote again on a later date by signing and returning a new proxy card with a later date or by attending the Annual Meeting and voting via online presence at our virtual meeting. However, your attendance at the Annual Meeting via online presence will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering a written notice of revocation to the Company's Corporate Secretary at 5700 Las Positas Road, Livermore, California 94551 prior to the Annual Meeting. See "*May I vote my shares via online presence at the virtual Annual Meeting*?" below.

Who is entitled to vote?

The close of business on April 16, 2026, has been fixed as the Record Date (the "Record Date") for determining the holders of shares of common stock of the Company, no par value ("Common Stock"), entitled to notice of and to vote at the Annual Meeting.

What constitutes a quorum?

As of the close of business on the Record Date, there were 24,561,770 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. The presence at the Annual Meeting of a majority of these shares of Common Stock, either in person by online presence or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

How are votes counted and who will count the votes?

Each outstanding share of Common Stock on the Record Date is entitled to one vote on each matter properly brought before the Annual Meeting. However, in compliance with the General Corporation Law of the State of California, if a candidate nominated for election to the Board of Directors has had such candidate's name placed in nomination prior to the shareholder vote and a shareholder gives notice, prior to the voting, of such shareholders' intention to cumulate such shareholder's votes, then (and only then) every shareholder voting for the election of directors will be entitled to cumulate such shareholder's votes for the election of directors and give one candidate a number of votes equal to the number of directors to be elected (seven) multiplied by the number of shares held or may distribute such shareholder's votes on the same principle among as many candidates as the shareholder may select. If, in connection with the election of directors, cumulative voting is selected, then the seven candidates receiving the highest number of affirmative votes shall be elected.

It is intended that shares represented by proxies in the accompanying form will be voted for the election of persons nominated by management. If votes are cast for any candidates other than those nominated by the Board of Directors, the persons authorized to vote shares represented by executed proxies in the enclosed form (if authority to vote for the election of Directors or for any particular nominee is not withheld) will have full discretion and authority to vote cumulatively and allocate votes among any or all of the nominees of the Board of Directors in such order and in such numbers as they may determine in their sole discretion, provided all the above-listed requirements for cumulative voting are met.

An automated system administered by BetaNXT will tabulate votes cast by proxy and Gilda Malek, the Company's Senior Vice President, Chief Legal Officer and Corporate Secretary, will act as the inspector of elections to tabulate votes cast via online presence at the Annual Meeting.

Is my vote confidential?

Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation and certification of votes; and
- to facilitate a successful proxy solicitation.

Occasionally, shareholders provide written comments on their proxy cards, which may be forwarded to the Company's management and the Board of Directors.

How are abstentions and broker "non-votes" treated?

Under the General Corporation Law of the State of California, an abstaining vote and a broker "non-vote" are counted as present and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting. However, abstentions are not included in determining the number of shares voting on the proposals submitted to shareholders. Generally, a broker "non-vote" occurs when a nominee (such as a brokerage firm, bank, broker-dealer, or other similar organization) holding shares for a beneficial owner in "street name" does not vote on a particular matter because the nominee does not have discretionary voting power with respect to that matter and has not received voting instructions from the beneficial owner. Broker "non-votes," and shares as to which proxy authority has been withheld with respect to any matter, are not deemed to be entitled to vote for purposes of determining whether shareholders' approval of that matter has been obtained.

What is the voting requirement to approve each of the proposals?

With respect to Proposal No. 1 of this Proxy Statement, a plurality of the votes cast is required for the election of directors. This means that the director nominee with the most votes for a particular slot is elected for that slot. You may vote "FOR" or "WITHHELD" with respect to the election of directors, unless prior to the vote on the election of directors a shareholder has validly given notice of its intent to cumulate votes, in which case you may allocate votes (seven per share of Common Stock held) among all director nominees. In the absence of cumulative voting, only votes "FOR" or "WITHHELD" are counted in determining whether a plurality has been cast in favor of a director. Abstentions and broker "non-votes," if any, will have no effect on this proposal. Brokerage firms, banks, broker-dealers, and other nominees holding shares for holders who have not given specific voting instructions are not permitted to vote in their discretion with respect to Proposal No. 1. If you do not instruct your broker how to vote, your broker may not vote with respect to this proposal, and these votes will be counted as broker "non-votes," as is described in "*What happens if I do not give specific voting instructions?*" in this Proxy Statement. Our Corporate Governance Guidelines set forth our procedures if a director-nominee is elected, but receives a majority of "WITHHELD" votes. In an uncontested election, any director nominee who receives a greater number of votes "WITHHELD" from his or her election than votes "FOR" such election is required to tender his or her resignation following certification of the shareholder vote. The Corporate Governance and Nominating Committee is required to make recommendations to the Board of Directors with respect to any such letter of resignation. The Board of Directors is required to take action with respect to this recommendation within 90 days following certification of the shareholder vote and to disclose its decision-making process.

With respect to Proposal No. 2 of this Proxy Statement, the affirmative vote of a majority of the shares of Common Stock represented and voting at the Annual Meeting is required. You may vote "FOR" or "AGAINST" with respect to the amendment and restatement of the 2016 Plan as the 2026 Plan. Abstentions will have the same effect as voting against this proposal. Broker "non-votes," if any, will have no effect on this proposal.

With respect to Proposal No. 3 of this Proxy Statement, the affirmative vote of a majority of the shares of Common Stock represented and voting at the Annual Meeting is required. You may vote "FOR" or "AGAINST" with respect to the appointment of Grant Thornton LLP as the independent auditors for the Company for the year ending December 31, 2026. Abstentions will have the same effect as voting against this proposal. Because the ratification of auditors is considered a "routine" matter for which brokers may vote in the absence of shareholder direction, there will not be any broker "non-votes" on this proposal.

With respect to Proposal No. 4 of this Proxy Statement, the affirmative vote of a majority of the shares of Common Stock represented and voting at the Annual Meeting is required for approval, on an advisory basis, of the compensation of the Company's named executive officers. You may vote "FOR" or "AGAINST" with respect to approval of the compensation of the Company's named executive officers. Abstentions will have the same effect as voting against this proposal. Broker "non-votes," if any, will have no effect on this proposal.

What happens if I do not give specific voting instructions?

For Shares Directly Registered in the Name of the Shareholder: If you return your signed proxy but do not indicate your voting preferences, the Company will vote on your behalf "FOR" the election of the nominated directors, "FOR" the approval of the amendment and restatement of the 2016 Plan as the 2026 Plan, "FOR" the ratification of the appointment of Grant Thornton LLP, and "FOR" approval of the compensation of the Company's named executive officers. If any other matter properly comes before the shareholders for a vote at the Annual Meeting, the proxyholders will vote your shares in accordance with their best judgment.

For Shares Registered in the Name of a Brokerage Firm, Bank, Broker-Dealer or Other Similar Organization: If your shares are held in street name, your brokerage firm, bank, broker-dealer, or nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions with respect to shares registered in the name of organizations that are not governed by FINRA Rule 2251, those shares will not be voted at the meeting because such organizations do not have discretionary voting power. If you do not furnish voting instructions to brokerage firms that are governed by FINRA Rule 2251, one of two things can happen, depending upon whether a proposal is "routine." Under FINRA Rule 2251, brokerage firms, banks, broker-dealers, and other similar organizations have the discretion to cast votes on routine matters, such as the ratification of the appointment of an independent auditor (as requested in Proposal No. 3), without voting instructions from their clients. Brokerage firms, banks, broker-dealers, and other similar organizations are not permitted, however, to cast votes on "non-routine" matters, such as the election of directors (as requested in Proposal No. 1), or the approval of the amendment and restatement of the 2016 Plan as the 2026 Plan (as requested in Proposal No. 2), or votes on the compensation of the Company's named executive officers (as requested in Proposal No. 4), without such voting instructions.

May I vote my shares via online presence at the virtual Annual Meeting?

For Shares Directly Registered in the Name of the Shareholder: Yes. To be admitted to the virtual Annual Meeting, and to vote via online presence at the Annual Meeting, you will need the control number included on your Notice.

For Shares Registered in the Name of a Brokerage Firm or Bank: Yes, but in order to do so you will need to contact such bank, broker, or other nominee to request a legal proxy and register for the Annual Meeting in advance through our transfer agent, Computershare. Once proof of your proxy power (legal proxy) has been obtained, send the proof reflecting your holdings along with your name and email address to legalproxy@betanxt.com to obtain your control number. Registration must be received no later than 5:00 p.m., EST, on Friday, May 29, 2026.

Your online attendance at the Annual Meeting in and of itself will not automatically revoke a proxy that was submitted earlier by mail.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of elections and reported in a current report on Form 8-K to be filed by the Company within four business days following the date of the Annual Meeting.

Who pays for this proxy solicitation?

The Company will bear the entire cost of soliciting proxies, including the costs of preparing, assembling, printing, and mailing this Proxy Statement, the proxy, and any additional soliciting material furnished to shareholders by the Company. Arrangements will be made with brokerage firms, banks, broker-dealers, nominees, and fiduciaries to send proxies and proxy materials to the beneficial owners of our Common Stock, and these entities may be reimbursed by the Company for their expenses. Proxies may be solicited by directors, officers, or employees of the Company in person or by telephone, e-mail, or other means. No additional compensation will be paid to such individuals for these services.

What is the deadline for receipt of shareholder proposals?

Requirements for Shareholder Proposals. Shareholder proposals submitted pursuant to Rule 14a-8 and Rule 14a-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and intended to be presented at the Annual Meeting of the Company's shareholders to be held in 2027, including the nomination of director candidates, must be received by the Company no later than December 24, 2026, in order to be considered for inclusion in the Company's proxy materials for the 2027 shareholder meeting. Shareholders who intend to submit a shareholder proposal for inclusion in the Company's proxy materials for the 2027 annual meeting of shareholders also must comply with the advance notice requirements set forth in our bylaws. The shareholder or group of shareholders who wish to submit proposals pursuant to the advance notice requirements must deliver the required materials to our principal executive offices no earlier than February 4, 2027, and no later than March 6, 2027. In addition to satisfying the requirements under our bylaws, and to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than those nominated by us must provide timely notice in the manner prescribed by, and setting forth the information required by, Rule 14a-19 under the Exchange Act. With regard to Rule 14a-19, notice must be postmarked or transmitted electronically to our Corporate Secretary at our principal executive offices no later than April 5, 2027.

Discretionary Authority. The proxies to be solicited by the Board of Directors for the 2027 Annual Meeting of the Company's shareholders will confer discretionary authority on the proxy holders to vote on any shareholder proposal presented at such Annual Meeting if the Company fails to receive notice of such proposal by March 10, 2027.

Shareholders are advised to review our Amended and Restated Bylaws, filed as an exhibit to our annual report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 25, 2026 (the "2025 Annual Report"), which contain additional requirements with respect to advance notice of shareholder proposals and director nominations.

Householding of Annual Meeting Materials

To the extent we deliver paper copies of our annual report to shareholders, Proxy Statement, or Notice, as applicable, the SEC rules allow us to deliver a single copy of such proxy materials to any household at which two or more shareholders reside, if we believe the shareholders are members of the same family.

We will promptly deliver, upon oral or written request, a separate copy of our annual report to shareholders, proxy statement, or Notice to any shareholder residing at the same address as another shareholder and currently receiving only one copy of such proxy materials who wish to receive his or her own copy. Similarly, multiple shareholders residing at the same residence that are currently receiving separate copies of our annual report to shareholders, proxy statement, or Notice may request that a single copy of such proxy materials be delivered. We will promptly deliver a separate copy of these documents without charge to you upon written request to McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551 Attn: Investor Relations. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your brokerage firm, bank, broker-dealer, or other nominee who is a record holder, or you may contact us at the address listed above.

Financial and Other Information

We are required to file annual, quarterly, and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our website at www.mgrc.com under the Investors section or the SEC's website at www.sec.gov. We will furnish copies of our SEC filings (without exhibits), including our 2025 Annual Report, without charge to any shareholder upon written request to McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551 Attn: Investor Relations.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company's bylaws authorize the number of directors to be not less than five (5) and not more than nine (9). The Board of Directors is currently fixed at seven (7) directors and composed of the following directors whose terms will expire upon the election and qualification of directors at the Annual Meeting: Nicolas C. Anderson, Kimberly A. Box, Smita Conjeevaram, William J. Dawson, Joseph F. Hanna, Philip B. Hawkins, and Bradley M. Shuster. At each Annual Meeting of shareholders, directors will be elected for full terms of one year to succeed those directors whose terms are expiring.

At the 2026 Annual Meeting, the shareholders will elect seven (7) directors. Messrs. Anderson, Dawson, Hanna, Hawkins, and Shuster and Mses. Box and Conjeevaram each have been nominated to serve a one-year term, until the Annual Meeting of Shareholders to be held in 2027, until their successors are elected or appointed and qualified, or until their earlier death, resignation, or removal. The Board of Directors has no reason to believe that any of Messrs. Anderson, Dawson, Hanna, Hawkins, Shuster, or Mses. Box or Conjeevaram will be unable or unwilling to serve as a nominee or as a director if elected.

Nominees

The names of the nominees and certain information about them as of April 16, 2026, are set forth below.

Name of Nominee	Age	Principal Occupation	Director Since
Nicolas C. Anderson	41	Managing Partner of Elm Grove Partners and Chief Executive Officer of ArcherHall	2022
Kimberly A. Box	66	Former President and Chief Executive Officer of Gatekeeper Innovation, Inc.	2018
Smita Conjeevaram	65	Former Chief Financial Officer of Fortress Investment Group LLC	2021
William J. Dawson	71	Former Chief Financial Officer of Adamas Pharmaceuticals, Inc.	1998
Joseph F. Hanna	63	Former Chief Executive Officer and President of the Company	2017
Philip B. Hawkins	50	Chief Executive Officer and President of the Company	2026
Bradley M. Shuster	71	Chairman of the Board of Directors of the Company and Executive Chairman and Chairman of the Board of NMI Holdings, Inc.	2017

Nicolas C. Anderson was elected a director of the Company in December 2022 and is a member of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee. He is the founder and Managing Partner of Elm Grove Partners, an entrepreneurial private equity firm specializing in control investments in established lower middle-market companies. Since 2013, Mr. Anderson has had primary responsibility for raising equity capital and debt financing, as well as leading investment analysis for potential acquisitions. He also serves as Chief Executive Officer of ArcherHall, an Elm Grove Partners portfolio company that provides data and document management services to law firms. Under his leadership, ArcherHall has transformed from a local legal copy business into one of the largest independent digital forensics firms in the United States. Previously, Mr. Anderson worked at JPMorgan in New York, as well as at two boutique investment banks. During his Wall Street career, he worked on transactions totaling over a billion dollars, including equipment lease financing, mortgage-backed securities, and other complex securitizations, alongside traditional debt and equity financing. He held the Series 7 and Series 63 securities licenses. Mr. Anderson currently serves on the board of the Bank of Marin (NASDAQ: BMRC), where he is chair of the Audit Committee and a member of both the Compensation Committee and the Nominating and Governance Committee. He is also on the board of YMCA of Superior California, serving on both its Audit and Finance Committees. Previously, he served on the board of American River Bank (NASDAQ: AMRB), where he chaired the Directors Loan Committee and was a member of the Nominating and Audit Committees, as well as a special committee focused on M&A opportunities. Mr. Anderson received a Bachelor of Arts in Economics from Harvard University and a Master of Business Administration with Distinction from Harvard Business School.

As an experienced public company independent director, chief executive, private equity investor, and entrepreneur, Mr. Anderson brings valuable leadership in finance to the Board of Directors and is an Audit Committee financial expert per the listing standards of the NASDAQ Stock Market.

Kimberly A. Box was elected a director of the Company in 2018 and currently serves as Chair of the Compensation Committee and is a member of the Audit Committee and Corporate Governance and Nominating Committee. Ms. Box was previously the President and Chief Executive Officer of Gatekeeper Innovation, Inc. (acquired by RxGuardian), a healthcare company that creates products to keep medications safe. She joined the company in 2016. Prior to joining Gatekeeper Innovation, Ms. Box enjoyed a successful 29-year career with Hewlett Packard (NYSE: HPQ), holding various executive positions, the most recent being Vice President, Global IT Services, a position she held until 2009 when she left Hewlett Packard. Ms. Box also serves on the Board of Directors of Cibus, Inc. (NASDAQ: CBUS) and Med One Group. Ms. Box holds a Bachelor of Science in Business Administration with a concentration in Management and a minor in Computer Science from California State University, Chico. She also completed the Executive Development Program at The Wharton School of the University of Pennsylvania and has a NACD Directorship Certification™ (2021) and a CERT in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University (2022). Ms. Box was formerly on the NACD Northern California Chapter board and served as the Chair, and was named to the NACD Directorship 100™, an annual recognition of the leading corporate directors who significantly impact boardroom practices and performance.

With her diverse cross-industry experience in the information technology and healthcare industries, Ms. Box brings a unique perspective and valuable experience to the Board of Directors. Additionally, Ms. Box's special skills include experience with global leadership, digital transformation, mergers and acquisitions, strategic leadership, IT systems and cybersecurity, managed outsourced services, and community engagement. Ms. Box also has ample public board and committee chair experience.

Smita Conjeevaram was elected a director of the Company in January 2021 and currently serves as Chair of the Corporate Governance and Nominating Committee and is a member of the Audit Committee. Ms. Conjeevaram previously served as Chief Financial Officer of Credit Hedge Funds & Deputy Chief Financial Officer of the Credit Funds for Fortress Investment Group LLC from 2010 to 2013. She also previously served as Chief Financial Officer for Everquest Financial LLC; Strategic Value Partners, LLC; ESL Investments, Inc.; and Sentinel Advisors, LLC. She is a CPA with experience at Price Waterhouse as Manager, International Tax—Financial Services Group and at Ernst & Young as Senior, General Tax. Ms. Conjeevaram serves on the Board of Directors of SS&C Technologies Holdings, Inc. (NASDAQ: SSNC), SkyWest, Inc. (NASDAQ: SKYW), and WisdomTree Investments, Inc. (NYSE: WT). Ms. Conjeevaram has a Bachelor of Science in Accounting and Business Administration, Magna Cum Laude, from Butler University, Indianapolis and a Bachelor of Arts in Economics from Ethiraj College, Madras, India.

Ms. Conjeevaram's leadership in the financial industry as well as her accounting and compliance background bring significant and valuable experience to the Board of Directors. Additionally, Ms. Conjeevaram's special skills include experience in the technology industry; investment, finance, and accounting; and risk management. She also has extensive public board and committee member experience and is an Audit Committee financial expert per the listing standards of the NASDAQ Stock Market. The Company and Ms. Conjeevaram believe that she has sufficient time and attention to devote to her responsibilities as a director of the Company.

William J. Dawson was elected a director of the Company in 1998 and currently serves as Chair of the Audit Committee and is a member of the Compensation Committee. Mr. Dawson previously served as the Chief Financial Officer at Adamas Pharmaceuticals, Inc. (NASDAQ: ADMS), a specialty pharmaceutical company, from 2014 until his retirement in 2017, where he consulted in 2013 until he joined as CFO in 2014. He also previously served as Chief Financial Officer at Catalyst Biosciences, Inc., a then privately held biotechnology company, for two years from 2010 to 2012 and he was Vice President, Finance and Chief Financial Officer of Cerus Corporation (NASDAQ: CERS), a publicly held biopharmaceutical company, from August 2004 to April 2009. Prior to joining Cerus, he spent a total of 26 years in senior financial positions at companies in biotechnology, healthcare services and information technology, investment banking, energy, and transportation. As an investment banker, Mr. Dawson assisted in three public equity offerings for the Company, beginning with its initial public offering in 1984. Mr. Dawson received a Bachelor of Arts in Mechanical Engineering from Stanford University and a Master of Business Administration from Harvard Business School.

With his wealth of experience in financial and strategic transactions, as well as his experiences in the transportation, technology, and energy industries, and as Chief Financial Officer of publicly traded companies, Mr. Dawson provides significant value to the Board of Directors. Additionally, Mr. Dawson's special skills include experience with mergers and acquisitions; finance, accounting, and SEC filings; capital markets; business development; IT systems and cybersecurity; strategic and corporate development; stockholder engagement; and philanthropic and community engagement. Mr. Dawson also has extensive public board and committee chair experience and is an Audit Committee financial expert per the listing standards of the NASDAQ Stock Market.

Joseph F. Hanna was elected a director of the Company in 2017 and concurrently served as President and Chief Executive Officer of the Company, until his retirement from the Company on April 3, 2026. During his 23-year career with the Company, Mr. Hanna held roles of increasing responsibility, including Chief Operating Officer (2007–2017), Senior Vice President of Operations (2005–2007), and Vice President of Operations (2003–2005). As Chief Executive Officer (2017–2026), he oversaw the Company's operational strategy and led significant growth, including the development and execution of strategic product and geographic expansion across the Company's diverse rental businesses. Prior to joining the Company, Mr. Hanna held various sales and operational leadership positions at SMC Corporation of America, a subsidiary of SMC Corporation (Tokyo, Japan), and served as an officer in the United States Army. Mr. Hanna currently serves on the board of Janus International Group (NYSE: JBI), where he is a member of the Compensation Committee. He holds a Bachelor of Science in Electrical Engineering from the United States Military Academy at West Point.

Mr. Hanna brings to the Board of Directors, public company board experience and extensive industry knowledge. His experience includes mergers and acquisitions; finance, accounting, and investments; business development and operations; strategic and corporate development; and shareholder engagement.

Philip B. Hawkins was appointed to the Board of Directors at the time of his appointment as President and Chief Executive Officer of the Company in April 2026. Mr. Hawkins brings a wealth of experience and deep knowledge of the Company to the Board. He has held positions of increasing responsibility with the Company since 2004. Most recently, Mr. Hawkins served as Chief Operating Officer (2025–2026). Prior to that, he served as Senior Vice President of Mobile Modular (2022–2025) and Vice President of Mobile Modular (2011–2021). Earlier in his career, Mr. Hawkins held a range of operational, financial, and general management roles across the Company's rental businesses. Prior to joining the Company, he held leadership roles at Dell Financial Services. Mr. Hawkins holds a Bachelor of Science in Accounting, Finance, and Computer Information Systems from Arizona State University.

Mr. Hawkins brings to the Board of Directors deep operational and financial expertise and significant institutional knowledge of the Company. His experience includes oversight of diverse rental businesses, operational performance management, strategic planning, mergers and acquisitions, capital allocation, and long‑term growth initiatives.

Bradley M. Shuster was elected a director of the Company in 2017 and Chairman of the Board in 2021 and is a member of the Compensation Committee and Corporate Governance and Nominating Committee. He previously held the position of Vice-Chairman from 2020 to 2021. Mr. Shuster has served as Executive Chairman and Chairman of the Board of NMI Holdings, Inc. (NASDAQ: NMIH) since January 2019. Mr. Shuster founded National MI and served as Chairman and Chief Executive Officer of the company from 2012 to 2018. Prior to founding National MI, Mr. Shuster was a senior executive of The PMI Group, Inc. (NYSE: PMI), where he served as Chief Executive Officer of PMI Capital Corporation. Before joining PMI in 1995, Mr. Shuster was a partner at Deloitte LLP, where he served as partner-in-charge of Deloitte's Northern California Insurance and Mortgage Banking practices. He also serves as an independent director of WaFd, Inc. (NASDAQ: WAFD). He holds a Bachelor of Science from the University of California, Berkeley, and a Master of Business Administration from the University of California, Los Angeles. Mr. Shuster has received both CPA and CFA certifications. Additionally, Mr. Shuster completed the NACD Cyber-Risk Oversight Program, earning the CERT Certificate in Cybersecurity Oversight.

With his extensive experience in the financial sector, as well as his experiences as Executive Chairman and as a senior executive of various publicly traded companies, Mr. Shuster provides significant value to the Board of Directors. Additionally, Mr. Shuster's special skills include experience with mergers and acquisitions; finance, accounting, and investments; business development and operations; strategic and corporate development; and stockholder engagement. Mr. Shuster also has extensive public board and committee chair experience and is an Audit Committee financial expert per the listing standards of the NASDAQ Stock Market.

Required Vote

The nominees will be elected by a plurality of the votes cast. Abstentions and broker "non-votes," if any, will not be counted toward the nominees' total. However, under our Corporate Governance Guidelines, in an uncontested election, any nominee for director who receives a greater number of votes "WITHHELD" from his or her election than votes "FOR" such election (a "Majority Withheld Vote") is required to tender his or her resignation following certification of the shareholder vote.

If prior to the vote on the election of directors a shareholder has validly given notice of its intent to cumulate votes, you will have seven votes per share of Common Stock held which you may allocate among the director nominees. In such an event, the seven nominees receiving the highest number of votes "FOR" will be elected to the Board.

If a nominee for director is required to tender his or her resignation pursuant to our Corporate Governance Guidelines, then the Corporate Governance and Nominating Committee shall consider the tendered resignation and recommend to the Board of Directors whether to accept it. The Board of Directors will act on the Corporate Governance and Nominating Committee's recommendation within 90 days following certification of the shareholder vote. The Board of Directors will promptly disclose its decision whether to accept or reject the director's resignation offer (and the reasons for rejecting the resignation offer, if applicable) in a current report on Form 8-K filed by the Company with the SEC.

Any director who tenders his or her resignation pursuant to this provision shall not participate in the Corporate Governance and Nominating Committee recommendation, or the Board of Directors' action, regarding whether to accept the resignation offer.

If all members of the Corporate Governance and Nominating Committee receive a Majority Withheld Vote at the same election, then the independent directors who did not receive a Majority Withheld Vote shall appoint a committee among themselves to consider the resignation offers and recommend to the Board of Directors whether to accept them; provided, however, that if the only directors who did not receive a Majority Withheld Vote in the same election constitute three or fewer directors, then all directors may participate in the action regarding whether to accept the resignation offers.

Each nominee elected as a director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or retirement.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information with respect to the executive officers and directors of the Company as of April 16, 2026:

Name	Age	Position Held with the Company
Philip B. Hawkins	50	Chief Executive Officer, President and Director
Keith E. Pratt	63	Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary
Gilda Malek	57	Senior Vice President, Chief Legal Officer and Corporate Secretary
Chris J. Snyder	55	Senior Vice President, Mobile Modular
Kristina E. Van Trease	56	Senior Vice President, Chief Strategy Officer
Tara D. Wescott	52	Senior Vice President, Chief Human Resources Officer
David M. Whitney	61	Senior Vice President, Chief Accounting Officer
John P. Lieffrig	61	Vice President, Portable Storage
John P. Skenesky	59	Vice President, TRS-RenTelco
Nicolas C. Anderson[1][2][3]	41	Director
Kimberly A. Box[1][2][3]	66	Director
Smita Conjeevaram[2][3]	65	Director
William J. Dawson[1][2]	71	Director
Joseph H. Hanna	63	Director
Bradley M. Shuster[1][3]	71	Chairman of the Board of Directors

(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Corporate Governance and Nominating Committee

Nicolas C. Anderson, Kimberly A. Box, Smita Conjeevaram, William J. Dawson, Joseph F. Hanna, Philip B. Hawkins, and Bradley M. Shuster are nominees to the Board of Directors and their descriptions appear under "*Proposal No. 1: Election of Directors—Nominees.*"

Keith E. Pratt currently serves as Executive Vice President, Chief Financial Officer of the Company, a position he has held since 2017. He was appointed Senior Vice President, Chief Financial Officer in 2007 and joined the Company in 2006 as Vice President and was appointed Chief Financial Officer in March of that year. Mr. Pratt brings a wealth of financial leadership experience to his role. Prior to joining the Company, he served as Senior Vice President and Chief Financial Officer at Advanced Fibre Communications, Inc. ("AFC") (NASDAQ: AFCI), a telecommunications equipment company. He held this position from 1999 until AFC was acquired by Tellabs, Inc. in late 2004. Before becoming CFO at AFC, he served as Director of Corporate Development from 1997 to 1999. Mr. Pratt's experience extends beyond finance. He began his career at Pacific Telesis Group, Inc., where he served as Director, Strategy & Business Development Group from 1995 to 1997. Mr. Pratt holds an undergraduate degree in Production Engineering from Cambridge University and a Master of Business Administration from Stanford University.

Gilda Malek currently serves as Senior Vice President, Chief Legal Officer and Corporate Secretary of the Company, a position she has held since January 2025. Ms. Malek joined the Company in 2023 as Vice President, General Counsel and Corporate Secretary. In her role, Ms. Malek oversees our legal, compliance, and environmental health and safety functions. Ms. Malek brings a wealth of legal experience to her role. Prior to joining the Company, she served as Deputy General Counsel at Confluent, a leading SaaS company. Before that, Ms. Malek held various leadership positions in the legal department at AECOM, a global infrastructure firm, from 2007 to 2020. Her roles at AECOM included subsidiary General Counsel, Division Chief Counsel, and Corporate Deputy General Counsel. Ms. Malek received her Juris Doctor from the University of San Francisco School of Law and her Bachelor of Arts in Political Science from the University of California, Irvine.

Chris J. Snyder currently serves as Senior Vice President of Mobile Modular, a position she has held since April 2026. She joined the Company in 2006 and has held positions of increasing responsibility within the Mobile Modular business for nearly two decades. Ms. Snyder most recently served as Vice President, West and Midwest and Enviroplex from 2023 to 2024, and was appointed Vice President, West, Central & Midwest Regions in 2025, a role she held until her promotion to Senior Vice President. From 2012 to 2023, Ms. Snyder held other regional leadership positions, most notably Senior Director, Western Region & Enviroplex, from 2015 to 2023. Throughout her tenure, Ms. Snyder has played a key role in advancing operational excellence and developing strong, people-centered teams. She established a leadership development program that has become a cornerstone of the Company's culture and currently serves on the Company's Inclusion Steering Committee. Ms. Snyder holds a Bachelor of Arts in Speech Communications from California State University, San Jose.

Kristina E. Van Trease currently serves as Senior Vice President, Chief Strategy Officer, a position she has held since 2023. Previously, she served as Senior Vice President, Strategy and Business Development from 2022 to 2023. Ms. Van Trease brings a wealth of experience and strategic acumen to her role. She previously served as Vice President and Division Manager of Adler Tank Rentals from 2016 to 2022. Prior to that, she successfully led the startup of the Company's Mobile Modular Portable Storage business, serving as Vice President and Division Manager from 2009 to 2016. Ms. Van Trease joined the Company in 1992 and has held various leadership roles throughout her career. She served as Director of Corporate Development from 2007 to 2009 and has also held key positions within the TRS-RenTelco division, including sales and management roles. Ms. Van Trease received a Bachelor of Science in Business Administration with a concentration in Marketing from California State University, San Jose.

Tara D. Wescott currently serves as Senior Vice President, Chief Human Resources Officer of the Company, a position she has held since January 2025, and brings a wealth of human resources experience to her role. Ms. Wescott joined the Company in 2020 as Vice President, Human Resources. Prior to that, she held various senior executive leadership roles in Human Resources at Macy's Inc. from 2000 to 2020. In her tenure at Macy's, she notably led Human Resources for Macys.com and Macy's Technology. Her proven track record in leading HR initiatives across diverse business units positions her well to drive strategic HR programs for the Company. Ms. Wescott holds a Bachelor of Science in Business Administration with a concentration in Marketing from California State University, East Bay (formerly known as California State University, Hayward).

David M. Whitney currently serves as Senior Vice President, Chief Accounting Officer of the Company, a position he has held since January 2025. He joined the Company in 2000 as Corporate Controller and was subsequently elected Vice President and Principal Accounting Officer in 2006. Mr. Whitney brings a wealth of accounting and financial expertise to his role. Prior to joining the Company, he served as Manager of Regional Accounting for The Permanente Medical Group. Mr. Whitney holds a Bachelor of Science in Accounting from California State University, East Bay (formerly known as California State University, Hayward), and is a Certified Public Accountant (CPA).

John P. Lieffrig currently serves as Vice President of Mobile Modular Portable Storage, a position he has held since joining the Company in 2016. Mr. Lieffrig brings extensive industry experience to his role. He previously served as Vice President of Sales, North America for Modular Space Corporation from 2005 to 2015. He has also held executive leadership roles with prominent companies such as Aramark Corporation and GE Capital. Mr. Lieffrig served on the Modular Building Institute Board of Directors for eight years, demonstrating his commitment to industry advancement. He was elected President of the Board in 2013. Mr. Lieffrig received Bachelor of Arts degrees in Business Administration and Marketing from Carthage College.

John P. Skenesky currently serves as Vice President of TRS-RenTelco, a position he has held since 2011. He previously served as the division's Director of Sales and Product Management from 2007 to 2011 and Director of Operations and Product Management from 2004 to 2007. Mr. Skenesky joined the Company in 1995 and has held various leadership roles, including branch management and sales. Prior to joining the Company, he served in lab and product management roles at Genstar Rentals from 1991 to 1994. Mr. Skenesky's career demonstrates a strong foundation in the industry, coupled with proven leadership and operational expertise. He possesses a deep understanding of the company's products, services, and customer needs. Mr. Skenesky served in the United States Navy from 1984 to 1990 as an electronics technician on submarines. He holds a Master of Business Administration from Texas Christian University.

Each executive officer of the Company serves at the pleasure of the Board of Directors.

Corporate Governance Overview

Our Board of Directors is committed to strong and effective corporate governance, and, as a result, it regularly monitors our corporate governance policies and practices to ensure compliance with applicable laws, regulations, and rules, as well as best practices.

Our corporate governance program features the following:

- We have an independent Chair of the Board of Directors;
- All of our directors, other than our Chief Executive Officer and former Chief Executive Officer, are independent;
- All of our directors are up for re-election annually;
- Two of our seven director nominees are women; additionally, two of our nominees are diverse representatives from under-represented communities;
- Each director attended at least 75% of the aggregate total number of Board meetings and the total number of meetings of Board committees on which such director served during the time he or she served on the Board or committees in 2025;
- We have no shareholder rights plan in place;
- Our Board committees regularly review and update, as necessary, the committee charters, which clearly establish the roles and responsibilities of each such committee, and such charters are posted on our website for review;
- Our Board generally has an executive session among our non-employee and independent directors after every board meeting;
- The majority of our Audit Committee members qualify as Audit Committee financial experts;
- Our Board has unrestricted access to the Company's management, employees, and professional advisors;
- We have a code of business conduct and ethics that is reviewed regularly for best practices and is posted on our website for review;
- We have a clear set of corporate governance guidelines that are reviewed regularly for best practices and posted on our website for review;
- We are committed to corporate and social responsibility;
- We have no supermajority voting provisions in our charter documents;
- We have a compensation recoupment policy;
- Our insider trading policy prohibits hedging, pledging or engaging in derivative actions relating to our stock by all employees, officers, and directors;
- Our Board performs an annual self-assessment to evaluate its effectiveness in fulfilling its obligations;
- We conduct an annual say-on-pay vote;
- Board and Chief Executive Officer succession planning is a focus and a continual Board discussion topic;
- Our corporate governance documents do not contain a supermajority standard for the approval of a merger or a business combination, which transaction requires the affirmative vote of a majority of the outstanding shares;
- We had no related party transactions as defined by the Securities and Exchange Commission in 2025; and
- We have a stock ownership and holdback requirement to ensure that our executive officers remain aligned with the interests of the Company and our shareholders.

Director Independence

The Board of Directors has determined that Messrs. Anderson, Dawson, and Shuster and Mses. Box and Conjeevaram, are "independent," as defined in the listing standards of the NASDAQ Stock Market and regulations of the SEC. Mr. Hanna, who recently retired as President and Chief Executive Officer of the Company on April 3, 2026, and continues to serve as a director, is not considered independent under the listing standards of the NASDAQ Stock Market due to his employment with the Company within the past three years. Mr. Hawkins, as an executive officer of the Company following his appointment as President and Chief Executive Officer of the Company on April 3, 2026, is not considered independent. In making these determinations, our Board of Directors considered transactions and relationships between each director and his or her immediate family and the Company and our subsidiaries, including those reported in the section below captioned "*Certain Relationships and Related Transactions.*" The purpose of this review was to determine whether any such relationships or transactions were material and, therefore, inconsistent with a determination that such a director is independent. As a result of this review, the Board of Directors affirmatively determined, based on its understanding of such transactions and relationships, that the five (5) directors identified above are independent of the Company and, therefore, a majority of the members of our Board of Directors are independent under the applicable listing standards of the NASDAQ Stock Market.

Leadership Structure of the Board of Directors

Our Board of Directors is currently comprised of five (5) independent directors and two (2) directors who are not independent under the listing standards of the NASDAQ Stock Market. Our Corporate Governance Guidelines state that the Board of Directors should remain free to decide whether the Chairman and Chief Executive Officer positions should be held by the same person. This allows the Board of Directors to determine the best arrangement for the Company and its shareholders, given changing circumstances of the Company and the composition of the Board of Directors. Currently, the positions are separated. Mr. Hawkins, our Chief Executive Officer, is a seasoned leader with over 20 years of management and operational experience in the Company, and he clearly understands and drives our strategic growth and interacts well with the Chairman of the Board and the other directors. Mr. Shuster, our non-executive Chairman, has extensive experience as a senior executive of a public company and substantial experience on other public boards of directors and board committees. Additionally, he is experienced in the fields of mergers and acquisitions; finance, accounting, and investments; business development and operations; strategic and corporate development; stockholder engagement; and is an Audit Committee Financial Expert per the listing standards of the NASDAQ Stock Market, which is coupled with his deep knowledge of our Company. We believe our current leadership structure is optimal at this time.

Board Succession

Our Board of Directors is committed to adding new directors to infuse new ideas and fresh perspectives in the boardroom. As part of our board's succession planning, the Corporate Governance and Nominating Committee and our Board of Directors regularly review the composition of the Board of Directors and assess the balance of knowledge, experience, skills, expertise, tenure, and diversity that is appropriate for the Board of Directors and the Company.

Following Mr. Hanna's retirement as President and Chief Executive Officer on April 3, 2026, our Board of Directors implemented its CEO succession plan and Mr. Hawkins succeeded Mr. Hanna as President and Chief Executive Officer. In connection with Mr. Hawkins' appointment as Chief Executive Officer, the Corporate Governance and Nominating Committee evaluated Mr. Hawkins' qualifications in accordance with its director selection criteria, including his extensive tenure with the Company, deep knowledge of the Company's operations and strategy, leadership experience, industry expertise, and demonstrated executive capabilities. After considering these factors, the Corporate Governance and Nominating Committee recommended his appointment to the Board of Directors, and the Board approved his appointment. In connection with Mr. Hawkins' appointment to the Board of Directors, the Board amended the Company's bylaws to increase the number of directors from six (6) to seven (7). Mr. Hanna continues to serve as a member of the Board, supporting leadership continuity and an orderly transition.

Board Tenure

Our Board of Directors recognizes that its current members have served on the Board of Directors for various tenures, with the shortest tenure being approximately three years (other than Mr. Hawkins, who was appointed to the Board of Directors on April 3, 2026) but with other directors serving for greater than 10 years. Our Board of Directors believes that the Board represents a balance of industry, technical, and financial experiences, which provide effective guidance and oversight to management. Our governance policies reflect our belief that directors should not be subject to term limits. While term limits could facilitate fresh ideas and viewpoints being consistently brought to the Board of Directors, we believe they are counterbalanced by the disadvantage of causing the loss of a director who, over a period of time, has developed insight into our strategies, operations, and risks and continues to provide valuable contributions to board deliberations. Nonetheless, our Board of Directors is committed to adding new directors to infuse new ideas and fresh perspectives in the boardroom. In the past several years, four new directors have joined our Board of Directors, with the latest, Mr. Anderson, joining our Board in December 2022, and three long-serving directors retired or resigned. Our Nominating and Corporate Governance Committee will continue to prioritize diversity of background, and experiences, in future director searches.

Shareholder Engagement

Our Board of Directors and management focus on creating long-term, sustainable shareholder value. Key to this goal is shareholder engagement at conferences and in one-on-one meetings to discuss our financial performance, corporate governance practices, executive compensation programs, and other matters. Our conversations with shareholders allow us to better understand our shareholders' perspectives and provide us with useful feedback to calibrate our priorities.

Meetings and Committees of the Board of Directors

The Board of Directors met four (4) times in 2025. No director attended fewer than 75% of either (i) the total number of meetings of the Board of Directors held in 2025, or (ii) the total number of meetings of the committees of the Board of Directors held in 2025 on which he or she served. All directors then in office attended the 2025 Annual Meeting of Shareholders via virtual participation. The standing committees of the Board of Directors currently consist of the Compensation Committee, the Audit Committee, and the Corporate Governance and Nominating Committee.

Compensation Committee

The Compensation Committee held four (4) meetings in 2025. The Compensation Committee currently consists of Messrs. Anderson, Dawson, and Shuster and Ms. Box. Ms. Box serves as its Chair. The Board of Directors has determined that all current members of the Compensation Committee are "independent," as defined in the listing standards of the NASDAQ Stock Market and SEC regulations. In addition, the Board of Directors has determined that all current members of the Compensation Committee qualify as "non-employee directors" within the meaning of SEC Rule 16b-3 as promulgated under the Exchange Act, and as "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

The Board of Directors adopted and approved a charter for the Compensation Committee. A copy of this charter is posted on our website at www.mgrc.com under the Investors section. The functions of the Compensation Committee, which are discussed in detail in its charter, are to (a) evaluate executive officer and director compensation policies, goals, plans, and programs; (b) determine the cash and non-cash compensation of the executive officers of the Company; (c) review and oversee the Company's equity-based and other incentive compensation plans for employees; (d) evaluate the performance of the Company's executive officers; and (e) direct and review the production of any reports required by the applicable rules and regulations of the SEC.

Compensation decisions for the executive officers are reviewed and approved by the Compensation Committee. Compensation decisions for the CEO are recommended by the Compensation Committee and reviewed and approved by the Board of Directors. The Compensation Committee directs the Chief Executive Officer to develop the incentive compensation guidelines for the other executive officers and to recommend the incentive compensation bonuses for each of the other executive officers, subject to approval by the Compensation Committee. Compensation decisions for directors are made by the Board of Directors based on recommendations from the Compensation Committee.

Audit Committee

The Audit Committee held five (5) meetings in 2025. The Audit Committee currently consists of Messrs. Anderson and Dawson and Mses. Box and Conjeevaram. Mr. Dawson serves as its Chair. After considering transactions and relationships between each member of the Audit Committee or his or her immediate family and the Company and its subsidiaries and reviewing the qualifications of the members of the Audit Committee, the Board of Directors has determined that all current members of the Audit Committee are "independent," as defined in the listing standards of the NASDAQ Stock Market and SEC regulations. The Board of Directors has also determined that all current members of the Audit Committee are financially literate and have the requisite financial sophistication, as required by the listing standards of the NASDAQ Stock Market. Furthermore, the Board of Directors has determined that Messrs. Anderson and Dawson and Ms. Conjeevaram, each qualify as Audit Committee financial experts, as defined by the applicable SEC rules, pursuant to the fact that, among other things, Mr. Dawson was the Chief Financial Officer at several public and private companies, including the Chief Financial Officer of Adamas Pharmaceuticals, Inc.; Mr. Anderson is currently Managing Partner of Elm Grove Partners, a private equity firm, and is also Chief Executive Officer of ArcherHall; Ms. Conjeevaram is a CPA and has served in the capacity of Chief Financial Officer for four privately held financial and investment firms and is also an experienced independent director and audit committee member; and in those respective capacities each member of the Ausit Committee has acquired the relevant experience and expertise and has the attributes set forth in the applicable rules as being required for an Audit Committee financial expert.

The Board of Directors adopted and approved a charter for the Audit Committee. A copy of this charter is posted on our website at www.mgrc.com under the Investors section. The functions of the Audit Committee, which are discussed in detail in its charter, are to (a) oversee the engagement, replacement, compensation, qualification, independence, and performance of the Company's independent auditors; (b) oversee the conduct of the Company's accounting and financial reporting processes and the integrity of the Company's audited financial statements and other financial reports; (c) oversee the performance of the Company's internal accounting, financial, and disclosure controls function; and (d) oversee the Company's compliance with its policies and other legal requirements as such compliance relates to the integrity of the Company's financial reporting. The Audit Committee has also established procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. The Audit Committee also oversees the preparation of a report for inclusion in our annual proxy statements and is charged with the other duties and responsibilities listed in its charter. For details, see "Report of the Audit Committee of the Board of Directors" in this Proxy Statement. The Audit Committee is a separately designated standing audit committee as defined in Section 3(a)(58)(A) of the Exchange Act.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee held two (2) meetings in 2025. The Corporate Governance and Nominating Committee currently consists of Messrs. Anderson and Shuster and Mses. Box and Conjeevaram. Mr. Anderson joined the Corporate Governance and Nominating Committee effective January 1, 2026. Ms. Conjeevaram serves as its Chair. Our Board of Directors has determined that all current members of the Corporate Governance and Nominating Committee are "independent," as defined in the listing standards of the NASDAQ Stock Market and SEC regulations.

The Board of Directors adopted and approved a charter for the Corporate Governance and Nominating Committee. A copy of this charter is posted on our website at www.mgrc.com under the Investors section. The functions of the Corporate Governance and Nominating Committee, which are discussed in detail in its charter, are to assist the Board of Directors in all matters relating to (a) the establishment, implementation, and monitoring of policies and processes regarding the recruitment and nomination of candidates to the Board of Directors and committees of the Board of Directors; (b) the review and making of recommendations to the Board of Directors regarding the composition and structure of the Board of Directors and committees of the Board of Directors; (c) the development, evaluation, and monitoring of the Company's corporate governance processes and principles; (d) the development and implementation of, and monitoring of compliance with, the Company's Code of Business Conduct and Ethics and making recommendations to the Board of Directors of revisions to the Code of Business Conduct and Ethics from time to time, as appropriate; and (e) the administration of the Board of Directors' annual self-evaluation process and the sharing of the results thereof with the Board of Directors for discussion and deliberation.

Corporate Responsibility

We believe that sound corporate citizenship and consideration of environmental, social, and governance principles are essential to our success. Wherever possible, the products, services, and practices of the Company are designed to promote these principles. We are committed to operating with integrity, contributing to the local communities surrounding our offices and facilities, promoting diversity, developing our employees, focusing on sustainability, and being thoughtful environmental stewards.

Our Board provides oversight of management's efforts around corporate responsibility and citizenship, including risk oversight of these matters, and is committed to supporting the Company's efforts to operate as a sound corporate citizen. Company management provides updates to the Board on the Company's work during each quarterly Board meeting, and the Board discusses the same. Additionally, the charter for our Corporate Governance and Nominating Committee also provides that this committee is specially designated to oversee corporate responsibility citizenship matters.

We believe that an integrated approach to business strategy, corporate governance, and corporate citizenship creates long-term value. Among the ways in which we have demonstrated our commitment to these principles are the following:

- Commitment to minimizing adverse impacts on the environment through energy management programs, including high-efficiency HVAC and energy systems, responsible use of limited available land, and use of natural light.
- When possible, using recycled (and recyclable) building materials and construction components in our modular building products.
- Creation of a strong corporate culture that promotes the highest standards of ethics and compliance for our business, including a Code of Business Conduct and Ethics that sets forth principles to guide employee, designated executive, and non-employee director conduct.
- Company and employee commitment to the local communities where our facilities are located, including supporting various non-profits, charities, and other community programs, and, from time to time, providing support through the McGrath Cares fund.
- Equal employment opportunity hiring practices, policies, and management of employees.
- Anti-harassment policy that prohibits hostility or aversion towards individuals in protected categories, prohibits sexual harassment in any form, details how to report and respond to harassment issues, and strictly prohibits retaliation against any employee for reporting harassment.
- Commitment to fostering and promoting a diverse workforce and a collaborative work environment.

The Role of the Board of Directors in the Oversight of Risk

While Company management is primarily responsible for managing risk, the Board of Directors and each of its committees play a role in overseeing the Company's risk management practices. The full Board of Directors is ultimately responsible for risk oversight, and it discharges this responsibility by, among other things, receiving regular reports from Company management concerning the Company's business and the material risks facing the Company. Each of the Board's committees also plays a role in risk oversight as follows:

Audit Committee. Under its charter, the Audit Committee plays a key role in the Board of Directors' risk oversight process. The Audit Committee's duties include discussing the Company's guidelines and policies with respect to risk assessment and risk management with Company management and the Company's independent auditors. The Audit Committee also receives regular reports from Company management and discusses with management the steps taken to monitor and control risk exposures. In addition, the Audit Committee reviews all of the Company's quarterly financial reports, including any disclosure therein of risk factors affecting the Company and its businesses. The Audit Committee regularly receives reports from, among others, the Company's Chief Financial Officer, Chief Accounting Officer, and Compliance Officer. The Audit Committee provides regular reports to the full Board of Directors on its risk oversight activities and any issues identified.

Compensation Committee. Under its charter, the Compensation Committee reviews with its independent compensation consultant and management, as appropriate, the Company's compensation and succession plans, policies, and practices. The Compensation Committee also sets performance goals under the Company's annual bonus and long-term incentive plans. In setting the performance targets and overseeing the Company's compensation plans, policies, and practices, the Compensation Committee considers whether such plans, policies, and practices are consistent with the long-term interests of the Company's shareholders. The Compensation Committee also considers risks that may be created and whether any such risks are reasonably likely to have a material adverse impact on the Company. The Compensation Committee considers the overall mix of compensation for all employees as well as the various risk control and mitigation features of its compensation plans, including appropriate performance measures and targets and incentive plan payout maximums. The Compensation Committee provides regular reports to the full Board of Directors on the Company's compensation plans, policies, and practices and the Compensation Committee's oversight of compensation-related risks.

Corporate Governance and Nominating Committee. Under its charter, the Corporate Governance and Nominating Committee is responsible for, among other things, developing and recommending to the Board of Directors a set of effective corporate governance guidelines and procedures designed to assure compliance with applicable governance standards. The Corporate Governance and Nominating Committee is also responsible for providing oversight of the Company's strategy, policies, and practices regarding corporate responsibility. As part of that responsibility, the Corporate Governance and Nominating Committee receives annual presentations from the Company's management on the Company's work in this area and discusses the Company's work and strategies on corporate responsibility with the Company's management. The Corporate Governance and Nominating Committee provides regular reports to the Board of Directors.

The Board of Directors oversees the management of risks from cybersecurity threats, including the policies, standards, processes and practices that the Company's management implements to address risks from cybersecurity threats. The Board of Directors receives reports on the Company's technology and cybersecurity functions, including vulnerability assessments, any third-party and independent reviews, the threat environment, and other information security considerations.

Through the activities of the Audit, Compensation, and Corporate Governance and Nominating Committees, as well as the full Board of Directors interactions with management concerning the Company's business and the material risks that may impact the Company, the independent directors on the Board of Directors are able to monitor the Company's risk management process and offer critical insights to Company management.

Qualifications of Directors

The Corporate Governance and Nominating Committee will consider for nomination all bona fide candidates proposed by management or shareholders and will nominate directors that it believes will serve the best interests of the Company and its shareholders. Candidates must have the education and business or organizational experience and skills that will enable them to excel in carrying out their responsibilities on the Board of Directors. Candidates must possess and have demonstrated in professional endeavors the highest personal and professional ethics, integrity, and values, and be committed to representing the long-term best interests of shareholders. Further, candidates must have an inquisitive and objective perspective, practical wisdom, and mature judgment, and be willing and able to challenge management in a constructive manner. Candidates will also be judged on their ability to work in a collegial manner with a sense of common purpose, energy, industry knowledge, business sense, and trust with other members of the Board of Directors and management, as one group acting in unison to solve difficult problems as they may arise. The candidate's specific knowledge of the Company, its markets, and its strategy will also be considered.

When evaluating candidates, the Corporate Governance and Nominating Committee considers the diversity of the backgrounds, experience, and skills of the current directors on the Board of Directors, including their gender, age, ethnic, and cultural backgrounds, the long-term needs of the Company based on its strategic direction, and responsible succession planning for all Board positions. The Corporate Governance and Nominating Committee selects candidates who will provide the most value to the Board of Directors, management, and shareholders. The Corporate Governance and Nominating Committee assesses the effectiveness of its policy regarding diversity as part of the annual self-evaluation process.

The Board of Directors' recommendations for inclusion in the slate of directors at an annual or special meeting of shareholders, or for appointment by the Board of Directors to fill a vacancy, are based on its determination, after reviewing recommendations from the Corporate Governance and Nominating Committee, as to the suitability of each recommended individual.

Director Nomination Process

Continuing Directors

The Corporate Governance and Nominating Committee will apply its director candidate selection criteria described above, including a director's past contributions to the Board of Directors, prior to recommending a director for re-election to another term. Directors may not be re-nominated annually as a matter of course. Once the Corporate Governance and Nominating Committee evaluations are completed and the Corporate Governance and Nominating Committee have considered all other potential director candidates, it recommends the best slate of candidates for approval by the full Board of Directors.

New Directors

Generally, once a need to add a new member to the Board of Directors is identified, the Corporate Governance and Nominating Committee will initiate a search by working with staff support, seeking input from members of the Board of Directors and senior management, and hiring a consultant or search firm, if necessary.

After a slate of possible candidates is identified, certain members of the Corporate Governance and Nominating Committee, other members of the Board of Directors, and senior management have the opportunity to interview the prospective candidate(s). The remaining members of the Board of Directors who do not interview the prospective candidate(s) are kept informed. After completing its selection process, the Corporate Governance and Nominating Committee ultimately determines and recommends the best candidate(s) for approval by the full Board of Directors.

A description of the procedure to be followed by shareholders in submitting director recommendations is set forth in the "*Shareholder Recommendations for Membership on our Board of Directors*" in this Proxy Statement. The director candidate selection criteria will be equally applied to both continuing directors and shareholder-submitted director candidates.

Director Compensation

Our Compensation Committee periodically seeks input from independent compensation consultants on a range of external market factors, including evolving compensation trends, appropriate peer companies, and market survey data. The Compensation Committee reviews non-employee director compensation annually. In 2024, our Compensation Committee retained Semler Brossy Consulting Group ("Semler Brossy") to conduct a review and analysis of the non-employee director compensation program to be considered by the Compensation Committee in establishing the 2025 compensation review cycle remuneration levels for our non-employee directors.

The 2025 compensation described below was approved by the Board of Directors after considering Semler Brossy's analysis and the recommendation of the Compensation Committee. For a more complete description of the methodologies used by our compensation consultants and the Compensation Committee, please refer to "*Compensation Consultant and Peer Group Selection*" in this Proxy Statement.

For 2025, each non-employee director of the Company was compensated for his or her services as a director with an annual retainer of $85,000. In addition to the annual retainers, the Chairs of the Board of Directors, Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee received additional annual retainers of $75,000, $25,000, $18,500, and $15,000, respectively. Each other member of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee received annual retainers of $10,000, $7,500, and $5,500, respectively. Members of the Board of Directors do not receive additional compensation for attending Board or committee meetings. All non-employee directors are reimbursed for expenses incurred in connection with attending Board of Directors or committee meetings. Mr. Hanna, the Company's Chief Executive Officer and Director of the Company in 2025, received no additional compensation for his service as a director. These annual retainers are included in the *"2025 Non-Employee Director Compensation Table"* below.

For fiscal year 2026, after considering Semler Brossy's updated analysis and recommendations conducted in 2025 for the 2026 compensation review cycle, the Compensation Committee recommended, and the Board of Directors approved, no increase to the retainers for non-employee directors in 2026. Each non-employee director of the Company will receive the same annual retainer as described in the paragraph above for their service on the Company's Board and its committees in the 2026 fiscal year. The Compensation Committee will review the updated analysis and recommendations from Semler Brossy for fiscal year 2027. Any non-employee director not serving on the Board of Directors for the full calendar year will receive prorated compensation based on that portion of the year in which he or she served. Mr. Hawkins will not receive any additional compensation for his services as a director.

In addition to cash compensation, each of the non-employee directors of the Company has historically received an annual Restricted Stock Unit ("RSU") equity grant denominated as a fair value and then converted to shares rounded to the nearest 100 at the date of grant. Based on Semler Brossy's analysis conducted in 2024, the Compensation Committee recommended, and the Board of Directors approved, the fair value of the 2025 equity grant of approximately $130,000. On February 21, 2025, the Board of Directors granted each non-employee director RSUs under the 2016 Plan 1,000 shares of the Company's Common Stock with a vesting date of April 1, 2026. Each of these grants represented an equivalent total equity compensation of $127,180, based on the NASDAQ Stock Market close price of $127.18 on February 21, 2025. The total equity compensation values can fluctuate slightly each year due to rounding. These 2025 RSU grants are included in the *"2025 Non-Employee Director Compensation Table"* in this Proxy Statement.

Based on Semler Brossy's 2025 analysis for the 2026 compensation review cycle, the Compensation Committee recommended, and the Board of Directors approved, an increase to the fair value of the 2026 equity grant of approximately $145,000. On February 27, 2026, the Board of Directors granted each non-employee director RSUs under the 2016 Plan 1,300 shares of the Company's common stock with a vesting date of April 1, 2027. Each of these grants represented an equivalent total equity compensation of $144,235, based on the NASDAQ Stock Market closing price of $110.95 on February 27, 2026. The total equity compensation values can fluctuate slightly each year due to rounding.

The table below summarizes the compensation paid by the Company to its non-employee directors for the fiscal year ended December 31, 2025.

2025 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Nicolas C. Anderson	$ 102,500	$ 127,180	$ 229,680
Kimberly A. Box	$ 119,000	$ 127,180	$ 246,180
Smita Conjeevaram	$ 110,000	$ 127,180	$ 237,180
William J. Dawson	$ 117,500	$ 127,180	$ 244,680
Bradley M. Shuster	$ 173,000	$ 127,180	$ 300,180

Director Stock Ownership

The Board of Directors believes that, in order to align the interests of directors and shareholders, directors should have a significant financial (equity) stake in the Company. Each director has a target ownership level of 5,000 shares of Common Stock to be achieved by each director within five years of joining the Board of Directors or as soon thereafter as practicable. In evaluating whether the Common Stock value ownership guideline has been met, all Common Stock owned is considered. As of April 16, 2026, the ownership level of each of our non-employee directors met or exceeded the target or is within the ownership guidelines' five-year compliance period.

Director Annual Evaluation

It is important to the Company that the Board and its committees are performing effectively and in the best interests of the Company and its shareholders. The Board performs an annual self-assessment, led by the Chair of the Corporate Governance and Nominating Committee, to evaluate its effectiveness in fulfilling its obligations. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors. The Chair of the Corporate Governance and Nominating Committee then follows up on this feedback and takes such further action as he or she deems appropriate.

Insider Trading Policy

On February 14, 2025, the Board of Directors adopted a revised Insider Trading and Blackout Policy (the "Insider Trading Policy"), which governs the purchase, sale, and other dispositions of its securities by directors, officers and employees, and affiliates of the Company, as well as their immediate family members and other persons living in their households. The Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations and any listing standards applicable to the Company. The Insider Trading Policy prohibits covered persons from directly or indirectly purchasing or selling the Company's securities while in possession of material non-public information with respect to the Company's securities. The Insider Trading Policy was filed as an exhibit to our 2025 Annual Report and is available on the Company's website (www.mgrc.com) in the Investors section.

No Political Contributions

It is the Company's policy that no Company funds or assets will be used to make a contribution to any political party, political campaign, political candidate, or public official in the United States or any foreign country, unless the contribution is lawfully and expressly authorized by the Board of Directors or our Chief Executive Officer. The Company made no political contributions in 2025 and intends to make no political contributions in the future.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

In this Proxy Statement, our Named Executive Officers (NEOs) are as follows:

- Mr. Hanna—Chief Executive Officer (retired on April 3, 2026)
- Mr. Hawkins—Chief Executive Officer (effective April 3, 2026; previously Chief Operating Officer)
- Mr. Pratt—Chief Financial Officer
- Ms. Malek—one of the next three highest compensated executive officers serving as of December 31, 2025
- Ms. Van Trease—one of the next three highest compensated executive officers serving as of December 31, 2025

In this Proxy Statement, "Executive Officers" collectively includes the NEOs above, plus:

- Mr. Lieffrig
- Mr. Skenesky
- Ms. Snyder
- Ms. Wescott
- Mr. Whitney

2025 Business Performance Highlights and Alignment with Compensation

Our full-year 4% growth in revenue and 3% growth in Adjusted EBITDA reflect a diligent focus on execution. We delivered solid results for the year in a mixed environment. Over the course of 2025, weakness in non-residential construction created headwinds for our Modular and Portable Storage businesses, but progress with our modular strategic growth initiatives made positive contributions and helped offset those pressures. In addition, improved market conditions, and strong execution at TRS-RenTelco and Enviroplex further bolstered our overall Company results.

The annual incentive bonus amounts in respect of 2025 for the executive officers were based on the Company's Adjusted EBITDA for corporate officers and division-specific Adjusted EBITDA for division officers (defined as the Company's net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation, transaction costs, gains on property sales, and non-operating transactions). Adjusted EBITDA accounted for 100% of the annual profitability bonus target in compensation plans for amounts paid out in 2025. The metric used to determine the achievement of long-term performance-based restricted stock units ("PSUs") granted during 2025 is the achievement of three-year Return on Invested Capital ("ROIC") and revenue growth targets. In addition, in an effort to retain key managers, attract new talent, and build an ownership mentality for executive officers, the Compensation Committee continued its practice in 2025 of granting a mix of time-based and performance-based RSUs. The time-based RSUs vest over three years, and performance-based RSUs vest at the end of a three-year performance period. This approach closely aligns our equity compensation program with our peer companies and common market practices.

Executive Compensation Program Design

The Compensation Committee has the responsibility for establishing, implementing, and continually monitoring the compensation of the Company's executive officers. The Compensation Committee oversees and approves the design of the executive compensation program to ensure that the total compensation paid to our executive officers is fair, reasonable, competitive, and aligns with the goals and objectives of the Company. For the fiscal year ended December 31, 2025, the principal components of compensation for executive officers were:

1. Annual base salary;
2. Non-equity annual performance-based incentive compensation ("Annual Cash Bonus") pursuant to the Non-Equity Performance-Based Incentive Plan (the "Cash Bonus Plan"); and
3. Long-term equity incentive compensation.

The Compensation Committee determined that these three elements, with a significant percentage of total compensation allocated to "at-risk" performance-based incentives, best align the interests of our executive officers with our shareholders and achieve our overall goals for executive compensation. The Annual Cash Bonus rewards achievement of annual incentive goals and the long-term equity incentive compensation rewards achievement of long-term growth in shareholder value and sustained financial health of the Company. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews relevant market compensation data from its compensation consultant and other sources and uses its judgment to determine the appropriate level and mix of incentive compensation on an annual basis.

Elements of 2025 Executive Compensation Program

Compensation Element	Description	Program Features
Annual Base Salary	• Fixed component of annual cash compensation. • Influenced by competitive market pay trends and individual performance while considering each NEOs experience and scope of responsibilities.	• Offers McGrath NEOs a stable measure of certainty and predictability to meet ongoing living and financial commitments. • Ensures McGrath remains competitive with the market to ensure the Company attracts and retains top talent.
Annual Incentive Compensation ("Annual Cash Bonus")	• Variable compensation paid to NEOs subject to pre-established financial "Profitability Bonus" targets as well as individual "Personal Annual Priorities" performance. • Each NEO is granted a target award (as a percentage of the NEO's base salary) based upon job responsibilities, performance in role, and market competitiveness. • The Profitability Bonus Plan metric is a consistent metric of company Adjusted EBITDA for corporate officers and divisional Adjusted EBITDA for division VPs.	• In 2025, Adjusted EBITDA was the only metric in the "Profitability Bonus" portion of the program, weighted 75% of the total Annual Cash Bonus. Based on Adjusted EBITDA performance, payouts can range from 50% at threshold to 200% at maximum, with linear interpolation between performance levels. • The remaining 25% of the Annual Cash Bonus was dedicated to "Personal Annual Priorities" comprised of a maximum of four (4) items deemed to be the most critical priorities for each NEO for the year. Individual priorities payout opportunity is typically capped at 100% of target; however, the Compensation Committee may, upon the CEO's recommendation, award amounts above target for exceptional performance.
Long-Term Equity Incentives	• The Compensation Committee granted a mix of performance-based restricted stock units ("PSUs) and time-based RSUs in 2025 to retain key talent and build an ownership mentality for executive officers. • A target equity award is granted to each NEO commensurate with job responsibilities, market competitiveness, experience, and qualitative and quantitative performance factors. • PSUs utilize a multi-year performance period to link realized compensation to achievement of long-term financial performance. • In 2025, company-wide return on invested capital ("ROIC") and revenue achievement goals were used to measure performance achievement. RSUs align the executives with shareholder interests on increasing share value.	• In 2025, the Compensation Committee approved long-term incentive compensation awards for the Company's executive officers that have 50% of the equity value granted as PSUs, vesting at the end of each three-year performance period, and 50% of the equity value granted as RSUs vesting over three equal annual installments. • We believe this provides a balanced focus on both returns and growth over the three-year performance period.

Executive Compensation Practices at a Glance

We strive to have compensation programs that serve to attract and retain our best people, align the interests of our employees with those of our shareholders by focusing incentive compensation on pay for performance, and at the same time assure good corporate governance. Over the years, always with a focus on enhancing long-term shareholder value, we have implemented many changes, including granting RSUs with longer-term targets, stock ownership guidelines, a compensation recoupment policy, a risk-hedging policy, change in control arrangements, limited perquisites, net settlement features in equity grants to reduce the effect of dilution, and setting realistic stretch targets specifically focused on our rental industry metrics.

What We Do

Pay for Performance under Our Cash Bonus Plan: We link pay to performance and shareholder interests by establishing an annual cash bonus plan based on financial metrics and personal annual priorities established in advance by the CEO and/or the Compensation Committee.

Performance-Based Long Term Incentive Compensation: Historically, 50% of the equity awards granted to our executive officers have performance-based vesting subject to goals associated with Company ROIC performance revenue.

Compensation Recoupment Policy: The policy may require an executive officer, in the event of a financial restatement, to reimburse the Company with respect to any incentive compensation (including cash and equity awards) received during the past three years.

Capped Incentives under Our Annual Cash Bonus Plan: Bonuses under our annual cash bonus plan are capped for our executive officers — the cap is tied to their base salary for the relevant year, and in no case is it greater than 200% of their target bonus.

Equity Awards Vesting: Performance-based awards vest at the end of each three-year performance period. Time-based awards are subject to a three-year vesting schedule.

Stock Ownership and Holdback Guidelines: Our executive officers and directors are subject to stock ownership and holdback guidelines.

Compensation Committee Independence and Experience: The Compensation Committee is comprised solely of independent directors who have extensive experience.

Thorough Compensation Risk Assessment: The Compensation Committee regularly conducts a comprehensive risk assessment of the Company's executive compensation programs and practices every two years to ensure prudent risk management.

Independent Compensation Advisor: The Compensation Committee utilizes its own independent advisor.

Annual Stockholder Advisory Vote: We conduct an annual shareholder advisory vote on the compensation of our NEOs.

What We Do Not Do

No "Single Trigger" Change of Control Severance Payments: We generally do not have "single trigger" severance payments owing solely on account of the occurrence of a change of control event.

No Guaranteed Bonuses: We do not provide guaranteed minimum bonuses or uncapped incentives under our annual cash bonus plan.

No Re-Pricing of Equity Awards: Our equity plans prohibit repricing of equity awards without shareholder approval.

No Special Perquisites or Retirement Benefits: We do not provide special perquisites or retirement benefits to our executive officers that are not generally made available to all of our employees except that any executive officer employed with the Company for at least 10 years may remain on the Company's health insurance policy after retiring if he or she pays 100% of the premiums.

No Tax Gross-Ups: We do not provide tax gross-ups.

No Hedging in Company Securities: Our employees and directors are prohibited from engaging in any hedging transaction with respect to Company securities.

No Pledging of Company Securities: Our employees and directors are prohibited from engaging in any pledging transaction with respect to Company securities.

The following sections describe all the features of our executive compensation in more detail.

Compensation Philosophy and Objectives

The purpose of the Company's executive compensation program is to attract and retain exceptional talent and to reward performance by establishing measurable objectives to drive future performance, thus aligning our executive officers' interests with those of our shareholders. We believe the most effective compensation program is one that is designed to reward the achievement of specific annual, long-term, and strategic goals of the Company. Our primary objective is to align our executive officers' interests with the interests of our shareholders by rewarding the achievement of established goals that contribute to increased long-term shareholder value. To that end, part of our executive officers' compensation is directly tied to identifiable, objective goals by which performance can be measured. In addition, in structuring our executive compensation program, we consider the compensation of our executive officers relative to the compensation paid to similarly situated executives of our peer group companies and the broader general market.

Advisory Vote on Executive Compensation

At the 2025 Annual Meeting, 97% of the shares of Common Stock present and entitled to vote on the advisory vote on the executive compensation proposal were in favor of our named executive officer's compensation. The result of the 2025 vote was consistent with our record over the past five years of greater than 95% support for say-on-pay. The Board of Directors and Compensation Committee reviewed these final vote results and determined that, given the significant level of support, our executive compensation policies and decisions discussed in the *"Compensation Discussion and Analysis"* in the Proxy Statement were appropriate to achieve our objectives.

Compensation Consultant and Peer Group Selection

The Compensation Committee periodically seeks input from its outside compensation consultant on a range of external market factors, including evolving compensation trends, appropriate peer companies, and market survey data. The Compensation Committee retained Semler Brossy to conduct a review and analysis of our current compensation program to be considered by the Compensation Committee in establishing the compensation levels and severance guidelines for our non-employee directors and executive officers. After consideration of several factors relating to the independence of Semler Brossy, including those guidelines set forth in the NASDAQ listing standards, the Compensation Committee determined that Semler Brossy is independent.

In late 2024, Semler Brossy provided an analysis with relevant market data and alternatives to consider when making compensation decisions for our executive officers. The analysis compared each element of total compensation against a peer group of publicly traded companies and compensation survey data (the "Compensation Peer Group"). The Compensation Peer Group consisted of companies against which we compete for recruiting and retaining executives and independent non-employee directors. The peer group serves as a basis for which the Compensation Committee considers an analysis of market competitive pay for all of the Company's executive officers in comparison to peers when determining pay levels for target compensation. The peer group also serves as an informative source determining competitive practices relative to pay design and governance practices. In selecting the Compensation Peer Group, the Compensation Committee also sought to comply with best-practice parameters by including companies in a similar industry or geography and with similar financial metrics, such as revenue, market capitalization, and total assets. The Compensation Committee generally reviews total compensation and considers it compared to the Compensation Peer Group.

The companies comprising the 2025 Compensation Peer Group are as follows:

Air Lease Corporation	Air Transport Services Group, Inc.	Badger Meter, Inc.
Cohu, Inc.	Custom Truck One Source, Inc.	Enerpac Tool Group Corporation
Form Factor, Inc.	GATX Corporation	H&E Equipment Service, Inc.
Harmonic, Inc.	Herc Holding Inc.	Kratos Defense & Security Solutions, Inc.
Montrose Environmental Group, Inc.	Stem, Inc.	Transcat, Inc.
UniFirst Corporation	WillScot Mobile Mini Holdings Corporation	

In connection with Semler Brossy's updated peer analysis in 2025, the Compensation Committee approved a revised Compensation Peer Group for 2026 compensation decisions. The Company's peer group is reviewed and selected based on companies within a similar industry, geography, and financial profile. The Company's peers were screened to approximate one-third to three times the Company's revenue and market cap as of the time of review. Additional consideration is given to qualitative criteria, where companies who matched the screening criteria were holistically reviewed to determine whether they were seen as a reasonable comparator for the Company (on the basis of whether they are seen as talent competitors, have similar business characteristics, and operate adjacent to the Company's industry).

As a result, the Compensation Committee approved the removal of Stem, Inc. and Transcat, Inc. due to falling below the market cap screen. Mercury Systems and Willis Lease Finance were added to the peer group for 2026 compensation decisions.

The revised Compensation Peer Group for 2026 is as follows:

Air Lease Corporation	Air Transport Services Group, Inc.	Badger Meter, Inc.
Cohu, Inc.	Custom Truck One Source, Inc.	Enerpac Tool Group Corporation
Form Factor, Inc.	GATX Corporation	H&E Equipment Service, Inc.
Harmonic, Inc.	Herc Holding Inc.	Kratos Defense & Security Solutions, Inc.
Mercury Systems	Montrose Environmental Group, Inc.	UniFirst Corporation
Willis Lease Finance	WillScot Mobile Mini Holdings Corporation	

Process of Setting and Approving Executive Compensation; Role of Chief Executive Officer

The Compensation Committee approves annual compensation levels and equity awards to all of our executive officers. The process is described below:

The five steps below describe the process of setting and approving executive compensation and the role of the Chief Executive Officer in a typical year.

1.   The Compensation Committee reviews the independent compensation consultant's analysis to evaluate for each executive officer (1) a target total compensation amount; (2) the appropriate allocation of base salary, annual bonus, and long-term equity incentive compensation; (3) the risk that any compensation element could have an adverse impact on the Company; and (4) if there should be any change to the forms of compensation to better align our executive officer's interests with those of our shareholders.

2.   For the Chief Executive Officer, the allocation of base salary, annual bonus, and long-term equity incentive compensation and the applicable performance target levels are determined by the Compensation Committee, in consultation with the Chairman of the Board of Directors and separately with all of the independent directors. The Chief Executive Officer has no role in setting his compensation.

3.   For each of the other executive officers, the Chief Executive Officer recommends the allocation of base salaries, annual bonuses, and long-term equity incentive compensation and the applicable performance target levels. These recommendations are presented to the Compensation Committee for the Compensation Committee's consideration and, if appropriate, approval.

4.   Shortly after the end of the fiscal year, the Chief Executive Officer reviews the performance of each executive officer (other than himself) against his or her established personal objectives for the year and general management responsibilities and then determines the achievement level attained.

5.   At the end of the fiscal year, the Compensation Committee reviews the Chief Executive Officer's performance. The Compensation Committee then determines, based on the market data and the Chief Executive Officer's performance, and after consultation with the Chairman of the Board of Directors and separately with all independent directors, the compensation of the Chief Executive Officer.

2025 and 2026 Annual Base Salary

The table below sets forth the annual base salary of each of our named executive officers in 2025 and 2026. Based on the performance results of 2024, the outlook for the Company in 2025 and 2026, the updated analysis conducted by the Compensation Committee's compensation consultant, and Mr. Hanna's input for the named executive officers other than himself, the Compensation Committee considered and approved the increased base salaries, due to merit and alignment with relevant market trends, for the named executive officers in 2025 and 2026, as shown in the table below.

Name	2025 Base Salary		2026 Base Salary	
Joseph F. Hanna	$	875,000	$	900,000
Keith E. Pratt	$	540,000	$	557,000
Philip B. Hawkins[1]	$	500,000	$	700,000
Gilda Malek	$	455,000	$	470,000
Kristina E. Van Trease[2]	$	380,000	$	450,000

(1) Mr. Hawkins succeeded Mr. Hanna as the President and Chief Executive Officer, effective April 3, 2026. His salary increase for 2026 reflects his promotion.

(2) Ms. Van Trease's base salary increase for 2026 was higher than her prior‑year increase as a result of the Compensation Committee's recognition of her strong performance and significant contributions to the Company, as well as to further align her compensation within the applicable market range and support retention.

2025 Non-Equity Performance-Based Incentive Plan Compensation

The 2025 Cash Bonus Plan is comprised of two components. The first component compensates the executive officer for his or her efforts leading to the Company's success at meeting its annual profitability goals. Annual profitability goals are measured by Adjusted EBITDA for corporate executive officers. The second component measures the executive officer's success at accomplishing his or her personal annual priorities. These two components are used to ensure an emphasis on annual profitability and to define each executive officer's specific role with measurable goals to achieve annual and long-term increases in shareholder value. For each of our NEOs, the profitability component is weighted 75% and the personal annual priorities component is weighted 25%.

Component 1—Profitability:

The profitability goal for our NEOs, Messrs. Hanna, Hawkins, and Pratt and Mses. Malek and Van Trease, is based 100% on the Company's Adjusted EBITDA.

Adjusted EBITDA is calculated from results reported on the Company's income statement. For a reconciliation of Adjusted EBITDA to the comparable GAAP measure, please reference the 2025 Annual Report.

We use a collaborative process between our Chief Executive Officer, Chief Financial Officer, and other executive officers to determine the annual profitability goal for each of the executive officers of the Company. The goals are then recommended to the Compensation Committee. The Compensation Committee then reviews each executive officer's compensation history and performance before determining final levels for profitability goals.

The annual profitability goals for each division and the Company are established at the beginning of each fiscal year based upon a "realistic stretch" philosophy. The Company's management determines the potential annual financial performance for each division and the Company based on its outlook for the opportunity levels in the markets in which it operates, strategic and tactical initiatives, and other key factors and special circumstances, applying a "realistic stretch" view to what potentially can be accomplished. We expect that although it would take a significant amount of effort on the part of each individual, 100% of the target annual profitability level can be achieved for the year. We assume any amount in excess of the target annual profitability goal would be difficult to achieve without extraordinary effort or the occurrence of significant and unforeseen changes in the competitive landscape. Each executive officer has a designated percentage of base salary for the calendar year that can be earned for achieving 100% of his or her respective annual profitability goal. For 2025, after considering input from Semler Brossy, and consistent with common practices in the market, the threshold for the 2025 Cash Bonus Plan is such that 90% achievement will result in 50% bonus eligibility. Achievement below 90% results in zero payout. At 110% achievement, the plan pays a maximum of two times the bonus target for profitability. Achievement and resulting bonus payouts for performance between Threshold and Target, and for performance between Target and Maximum, are determined based on straight-line interpolation.

	% of Goal Achieved	% of Bonus Earned
Below	< 90%	—
Threshold	90%	50%
Target	100%	100%
Maximum	110%	200%

Component 2—Personal Annual Priorities:

The second component for the Cash Bonus Plan measures each executive officer's success at accomplishing his or her personal annual priorities. Final determination of the personal annual priorities for each executive officer rests with the Chief Executive Officer (other than the personal annual priorities of the Chief Executive Officer, which are determined by the Compensation Committee, after consultation with the Chair of the Board of Directors and separately with all independent directors). These personal annual priorities are measured periodically throughout the year and paid annually, using a collaborative process between the Chief Executive Officer or the Executive Vice President and each executive officer. The personal annual priorities generally are comprised of four (4) items deemed to be the most critical priorities that require action to be taken for the current evaluation period. Each priority is weighted according to (1) the critical nature of the priority relative to other priorities; and (2) the amount of time and effort involved in accomplishing the priority relative to other priorities.

Listed below under *"2025 Cash Bonus Plan Percentages"* is a schedule identifying each NEO and the percentage amounts of base salary for calendar year 2025 that could have been earned under this component for achieving a 100% rating for all personal priorities. Each personal annual priority goal represents a challenge, and complete success is not always solely in the control of the executive officer. There are factors that may affect the outcome, including changes in market conditions and unanticipated variables. Each personal annual priority is measured, and the overall weighted average of achievement for all personal annual priorities is multiplied by the total percentage of base salary allotted to personal annual priorities available to each executive officer. The Compensation Committee annually uses its discretion to allocate specific percentages of profitability and personal annual priorities for each executive officer.

2025 Cash Bonus Plan Percentages:

Based on each named executive officer's performance results in 2024, the outlook for the Company in 2025, and Mr. Hanna's input for executive officers other than himself, the Compensation Committee considered and approved the Cash Bonus Plan percentages for the profitability goal and the personal annual priorities components in 2025 for the NEOs as shown in the table below (which includes percentages applicable if the target is met for each goal, as well as the maximum percentages applicable if the target is exceeded for each goal).

Name	2025 Base	Target bonus as % of Base	2025 Target Bonus $	Adjusted EBITDA[1]			Individual Component[2]			Total Payout $	Total Payout as % of Target
				Wt.	% Earned	Payout $	Wt.	% Earned	Payout $		
Joseph F. Hanna	$ 875,000	100.0%	$ 875,000	75.0%	137.4%	$ 902,297	25.0%	99.0%	$ 216,565	$1,118,862	127.9%
Keith E. Pratt	$ 540,000	60.0%	$ 324,000	45.0%	137.4%	$ 334,108	15.0%	100.0%	$ 81,000	$ 415,108	128.1%
Philip B. Hawkins	$ 500,000	60.0%	$ 300,000	45.0%	137.4%	$ 308,342	15.0%	89.0%	$ 66,531	$ 374,872	125.0%
Gilda Malek	$ 455,000	50.0%	$ 227,500	37.5%	137.4%	$ 234,597	12.5%	100.0%	$ 56,875	$ 291,472	128.1%
Kristina E. Van Trease	$ 380,000	60.0%	$ 228,000	45.0%	137.4%	$ 235,113	15.0%	98.0%	$ 55,860	$ 290,973	127.6%

(1) Maximum payout for Adjusted EBITDA is 200% of target.

(2) Typically, the maximum payout for Individual Component is 100% of target; however, the Compensation Committee may, upon the CEO's recommendation, award amounts above target for exceptional performance.

Under the terms of the 2025 Cash Bonus Plan, in the event of a named executive officer's termination by the Company without cause or a resignation for good reason, which occurs prior to the end of the fiscal year, the bonus will be prorated based on the number of days such named executive officer was employed prior to such termination for the year of termination, with the bonus amount calculated as follows: (i) for the profitability component, the target bonus amount, and (ii) for the priorities component, full satisfaction of the specified priorities. In the event of a change of control, the bonus will be prorated based on the number of days the named executive officer was employed prior to the change of control, with the bonus amount calculated as follows: (i) for the profitability component, the target bonus amount, and (ii) for the priorities component, full satisfaction of the specified priorities.

2025 Goals and Results:

With respect to annual profitability goals:

- Messrs. Hanna, Hawkins, and Pratt and Mses. Malek and Van Trease's Company profitability goal for Adjusted EBITDA was $349,400,000, and results achieved were $362,463,000, or 103.75% of plan, resulting in a 137.49% payout for this incentive compensation component.

With respect to personal annual priorities goals:

- Mr. Hanna achieved 99% of his 2025 personal annual priorities goals, consisting of implementing and executing on the Company's growth strategy, maximizing shareholder value, supporting the growth of the key Mobile Modular strategic initiatives, and land optimization.

- Mr. Pratt achieved 100% of his 2025 personal annual priorities goals, consisting of supporting the Company's growth strategy, maximizing shareholder value, and supporting the development of additional organizational strengths and capabilities.

- Mr. Hawkins achieved 89% of his 2025 personal annual priorities goals, consisting of executing the Company's core business initiatives and delivery of strategic initiatives.

- Ms. Malek achieved 100% of her 2025 personal annual priorities goals, consisting of Corporate Secretary responsibilities, enhancements of risk management framework, oversight of corporate legal matters, and other organizational excellence initiatives.

- Ms. Van Trease achieved 98% of her 2025 personal annual priorities goals, consisting of supporting the Company's growth strategy, land optimization, and support efforts that optimize the Company's core performance.

The Annual Bonus amounts under the Cash Bonus Plan paid to each of the named executive officers are also listed in column (g) in the *"Summary Compensation Table"* in this Proxy Statement.

Long-Term Incentive Compensation

2025 Long-Term Equity Incentives

- The Company's long-term incentive program encourages a long-term focus through the use of equity compensation, the value of which is dependent on the performance of our common stock.

- Each Company executive is granted a target value of long-term equity incentives. The number of shares underlying the grants to each NEO is equal to the target value divided by the closing share price of our common stock on the date of grant ($127.18 on February 21, 2025).

- In 2025, Company executives were awarded performance based restricted stock units ("PSUs") and time-based restricted stock units ("RSUs").

- Approximately half of the executive's long-term awards are in the form of PSUs contingent on the performance of three-year ROIC and revenue targets, emphasizing long-term financial performance.

- The remaining half, consisting of time-based RSUs, support the retention of our management team and reward executives for sustained share price appreciation.

2025 Long-Term Incentive Compensation Equity Grants

Name	Target LTI $	Performance-Vested RSUs			Time-Vested RSUs		
		% of Target LTI	# of Units Granted	$ Value	% of Target LTI	# of Units Granted	$ Value
Joseph F. Hanna	$ 4,300,000	50%	16,910	$ 2,150,614	50%	16,910	$ 2,150,614
Keith E. Pratt	$ 2,350,000	50%	9,240	$ 1,175,143	50%	9,240	$ 1,175,143
Philip B. Hawkins	$ 800,000	50%	3,150	$ 400,617	50%	3,150	$ 400,617
Gilda Malek	$ 800,000	50%	3,150	$ 400,617	50%	3,150	$ 400,617
Kristina E. Van Trease	$ 400,000	50%	1,570	$ 199,673	50%	1,570	$ 199,673

Restricted Stock Units:

The 2025 time-based RSUs vest in three annual installments over three years based on the continued service of the executive.

Performance-Based Restricted Stock Units:

PSUs granted in 2025 will be earned based upon achievement of a three-year corporate ROIC target (for corporate executive officers; division specific ROIC targets for divisional executive officers) and a revenue target, each weighed equally. The PSUs cliff vest following the completion of the three-year performance period, subject to continued service and achievement of the performance goals.

2023 Three-Year PSU Achievement:

Name	2023-2025 Actual Performance	2023-2025 Target PSUs	2023-2025 PSUs Earned
Joseph F. Hanna	159%	16,310	25,967
Keith E. Pratt	159%	3,600	5,732
Philip B. Hawkins	159%	1,970	3,136
Gilda Malek[1]	—	—	—
Kristina E. Van Trease	159%	1,530	2,436

(1) Ms. Malek was hired on March 21, 2023, and did not receive 2023 PSUs due to her hire date being after the 2023 PSU grant date.

Executive Officer Stock Ownership and Stock Holdback Guidelines

The Board of Directors believes that, in order to better align the interests of management and shareholders, executive officers should have a significant financial (equity) stake in the Company. Historically, each executive officer has had a target level of Company Common Stock value to achieve within seven (7) years of his or her date of hire. The target level of Common Stock value to be achieved is a multiple of each executive officer's base salary. The multiples of executive officer base salary have been four (4) times for the Chief Executive Officer and two (2) times for all other executive officer positions. In evaluating whether the Common Stock value ownership guideline has been met, all shares of Common Stock owned, in the McGrath RentCorp Employee Stock Ownership and 401(k) Plan ("KSOP") shares and 50% of the value (market price less strike price) of all vested unexercised stock options had been considered. Additionally, it has been the Company's policy that each executive officer has a 10% holdback provision for RSU equity grant settlements to facilitate earlier achievement of stock ownership under the Company's stock ownership guidelines.

Effective February 14, 2025, the Board of Directors amended the Company's previous Stock Ownership Guidelines for officers as follows:

CEO Stock Ownership	Equivalent to five (5) times annual base salary
Other Executive Officers Stock Ownership	Equivalent to two (2) times annual base salary
Time to Comply	Five (5) years
Holding Requirement	50% until guideline is met based on net, after-tax shares upon vesting or exercise
Determination of Holding Requirement	Calculation is based on all common shares owned, including shares obtained or owned in the McGrath Employee Stock Ownership and 401(k) Plan ("KSOP"). Unvested time-based and performance-based RSUs are not considered in the holding requirement calculation.

The Board of Directors may consider exceptions to these Stock Ownership Guidelines based on various factors, including financial hardship.

Equity Granting Policy

In 2007, the Board of Directors adopted an equity granting methodology whereby there is one annual equity grant date, which is the date when the blackout window opens after the year-end earnings are released. All designated non-employee directors, executive officers, and key employees are eligible to receive an equity grant on the annual equity grant date with an exercise price (for stock options or SARs) or grant price (for RSUs), equal to the NASDAQ Stock Market close price on that day. The Board of Directors may authorize the Chief Executive Officer an additional allotment of options or shares to be granted at his discretion to new hires and promotion candidates, other than executive officers, over the course of a given time frame, with the grant date and exercise or grant price based on the last trading day of each month of the employment event. This allotment is not available to executive officers, as all grants to executive officers must be made by the Compensation Committee.

Compensation Recoupment Policy

In 2011, the Board of Directors adopted a Compensation Recoupment Policy that applies to executive officers if the Company is required to restate its financial statements. The Board believes it is desirable and in the best interests of the Company and its shareholders to maintain and enhance a culture that is focused on integrity and accountability and believes that this policy discourages conduct detrimental to the Company's sustained growth. In 2026, the Board of Directors adopted the Company's Amended and Restated Compensation Recoupment Policy (the "Policy") in accordance with the NASDAQ Stock Market listing standards and Rule 10D-1 under the Exchange Act. The Policy requires any current or former executive officer, in the event of a financial restatement, to reimburse the Company with respect to any incentive compensation (including cash and performance-based equity awards) received during the past three years that is in excess of that which would have been received if such compensation had been based upon the financial statements as so restated. Additionally, the Board of Directors has discretion to recoup time-based equity awards, if warranted by the underlying circumstances and the conduct of the executive officer(s). The Policy is posted on our website at www.mgrc.com under the Investors section.

Risk-Hedging Policies

Pursuant to the Company's Insider Trading and Blackout Policy, officers and directors of the Company are prohibited from engaging in short-term or speculative securities transactions with respect to the Company's Common Stock. These prohibited transactions can have the effect of reducing or canceling the risk of an investment in the Common Stock, particularly in the short-term. These prohibited transactions may create the appearance that the executives are trading on inside information. Additionally, certain forms of hedging or monetization transactions allow a shareholder to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the holder to continue to own the covered securities but without full risks and rewards of ownership. Therefore, Company personnel are also specifically prohibited from engaging in short sales, hedging transactions, buying or selling puts or calls, buying any of the Company's securities on margin, pledging transactions, and engaging in derivative transactions related to the Company's securities (such as exchange-traded options). The Company's Insider Trading Policy further provides that Company personnel who purchase or sell Company securities in the open market may not correspondingly sell or purchase any Company securities of the same class during the six months following the purchase. The Insider Trading Policy is posted on our website at www.mgrc.com under the Investors section.

Perquisites and Other Personal Benefits

Executive officers are entitled to and eligible only for the same fringe benefits for which all of our employees are eligible. We do not have programs in place to provide personal perquisites for any employee. Our healthcare and other insurance programs, including the programs' participation costs, are the same for all eligible employees, except that any executive officer employed with the Company for at least 10 years may remain on the Company's health insurance policy after retiring from the Company, provided that such executive officer pays 100% of the premiums. Our annual matching contributions to the Company's Employee Stock Ownership and 401(k) Plan ("KSOP"), expressed as a percentage of eligible wages, up to a stated percentage of eligible wages (and any discretionary contributions that we may make to the KSOP, expressed as a percentage of eligible wages), are also the same for all eligible employees, including each named executive officer, subject to all applicable Internal Revenue Service contribution limits and formulas for plans of these types. Furthermore, pursuant to the terms of the applicable RSU and PSU award agreements applicable for all employees who receive such awards, including our executive officers, we provide dividend equivalent payouts for vested RSUs and PSUs that were not factored into the grant date fair values of such RSUs and PSUs.

Change in Control Arrangements

In February 2025, the Board of Directors, in consultation with Semler Brossy, reviewed the Company's Involuntary Termination Severance Plan for Officers and the Change in Control Severance Plan for our CEO and CFO, and approved consolidation of the two plans into the McGrath RentCorp Involuntary Termination Severance Plan for Officers (the "Amended Severance Plan").

The Board of Directors believes that the Amended Severance Plan is in the best interests of shareholders in helping to ensure (a) Company officers who are most likely to influence a change in control opportunity are appropriately incentivized to act in the best interests of shareholders; (b) continuity of management before and during an impending transaction, or the need for continuity in management after a change in control; and (c) the Company's continuing ability to attract talented senior management members, as well as to avoid executives departing due to limited or no remuneration protections in the event of a change in control transaction. Further, the Board of Directors believes that stable corporate leadership exhibiting the desired management behaviors is imperative for shareholders to be in a position to realize a favorable premium in the potential sale of the Company. For the fiscal year ended December 31, 2025, all of our executive officers were selected by the Board of Directors to be covered by the Amended Severance Plan.

Termination Without Cause Outside of a Change in Control Period

Under the Amended Severance Plan, upon a termination by the Company without cause, as defined in the Amended Severance Plan, prior to a change in control or after 24 months following a change in control, subject to a release of claims, our NEOs are entitled to the following severance benefits: (a) for Messrs. Hanna, Pratt, and Hawkins, a lump sum cash severance payment equal to 18 months of base salary plus 150% of the executive's target annual cash bonus for the year in which termination occurs; and for Mses. Malek and Van Trease, a lump sum cash severance payment equal to 12 months of base salary plus 100% of the executive's target annual cash bonus for the year in which termination occurs; (b) medical benefits under COBRA for up to 18 months for Messrs. Hanna, Pratt, and Hawkins, and up to 12 months for Mses. Malek and Van Trease; (c) prorated vesting of RSUs and prorated vesting of PSUs at target performance levels, in each case prorated based on the number of days elapsed during the applicable vesting period; and (d) outplacement assistance in accordance with the applicable Company policies and guidelines in effect immediately prior to termination of employment.

Termination Without Cause or Resignation for Good Reason During a Change in Control Period

Under the Amended Severance Plan, upon a termination by the Company without cause or resignation by the NEO for good reason, as defined in the Amended Severance Plan, within 24 months following a change in control, subject to a release of claims, our NEOs are entitled to the following severance benefits: (a) for Messrs. Hanna, Pratt, and Hawkins, a lump sum cash severance payment equal to 24 months of base salary plus 200% of the executive's target annual cash bonus for the year in which termination occurs; and for Mses. Malek and Van Trease, a lump sum cash severance payment equal to 18 months of base salary plus 150% of the executive's target annual cash bonus for the year in which termination occurs; (b) medical benefits under COBRA for up to 24 months for Messrs. Hanna, Pratt, and Hawkins, and 12 months for Mses. Malek and Van Trease; (c) one hundred percent (100%) vesting of RSUs and one hundred percent (100%) vesting of PSUs at target performance levels; and (d) outplacement assistance in accordance with the applicable Company policies and guidelines in effect immediately prior to termination of employment. Upon his retirement from the Company on April 3, 2026, Mr. Hanna was not eligible for, and did not receive, any benefits under the Amended Severance Plan.

Termination Due to Death or Disability

Under the Amended Severance Plan, upon a termination of the NEO's employment due to death or disability, as defined in the Amended Severance Plan, subject to a release of claims, the NEO, or their estate, is entitled to the following severance benefits: (i) one hundred percent (100%) vesting of RSUs, and (ii) one hundred percent (100%) vesting of PSUs at target performance levels.

Acceleration Under Equity Plans

The Company's existing equity compensation plans provide for full acceleration of equity awards upon a qualifying termination after a change in control for all employees of the Company. In addition, pursuant to the terms of the award agreements, in the event that a change in control occurs before the applicable performance result is determined, all outstanding 2023 PSUs will become vested, assuming achievement of target performance, on a pro-rated basis based on the date of such change in control.

The Company's existing equity compensation plans also provide for full acceleration of equity awards in the event that the equity awards are not assumed or replaced in a change in control situation.

In addition, covered employees enjoy any additional rights provided under the terms of an equity compensation award, including but not limited to the terms of the 2016 Plan, 2007 Stock Incentive Plan, or any other Company equity plan. The Compensation Committee believes that providing this vesting acceleration assists us in attracting and retaining key employees, including our executives, and promotes stability and continuity of our key employees, which we believe is in the best interests of our shareholders. For details, see "*Potential Payments upon Termination or Change in Control*" in this Proxy Statement.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Code generally limits our corporate tax deduction for compensation paid to certain executive officers to $1 million per year. Prior to December 22, 2017, when the Tax Cuts and Jobs Act of 2017 ("TCJA") was signed into law, this limitation did not apply to compensation that qualified as "performance-based" compensation under Section 162(m) of the Code. Under the TCJA, this "performance-based" exception was repealed for taxable years beginning after December 31, 2017, except with respect to certain "grandfathered" compensation.

The Compensation Committee intends to maximize our ability to deduct executive compensation for tax purposes to the extent structuring our executive compensation for tax purposes is in alignment with our compensation philosophy. The Compensation Committee nonetheless reserves the right to use its judgment to authorize compensation payments that may not be deductible when the committee believes that such payments are appropriate and in the best interests of our shareholders, after taking into account changing business conditions or the executive officer's performance.

Accounting for Stock-Based Compensation

We accrue our named executive officers' salaries and incentive awards as an expense when earned. For our stock-based compensation, the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, *Compensation—Stock Compensation* ("ASC 718"), requires us to recognize compensation expense within our income statement for all share-based payment arrangements, which includes employee stock option plans. The expense is based on the grant-date fair value of the equity award granted and is recognized ratably over the requisite service period. The Compensation Committee considers the expense of equity awards as part of its overall evaluation of our equity compensation program.

Compensation Policies and Practices and Risk Management

The Compensation Committee considers potential risks when reviewing and approving the compensation programs for our executive officers and other employees. We have designed our compensation programs, including our incentive compensation plans, with specific features to address potential risks while rewarding employees for achieving long-term financial and strategic objectives through prudent business judgment and appropriate risk-taking. The following elements have been incorporated into our programs available for our executive officers:

- A Balanced Mix of Compensation Components—The target compensation mix for our executive officers is composed of base salary, annual cash bonus incentives, and long-term equity awards.

- Multiple Performance Factors—Our incentive compensation plans use both company-wide metrics and individual annual priorities, which encourage a focus on the achievement of objectives for the overall benefit of the Company.

- Different Performance Metrics—We generally use different performance metrics between our cash bonus and performance RSU programs, providing a balance and mitigating against the potential for undue risk in meeting a single goal.

- Realistic Performance Goals—Financial performance goals in our performance-based incentive plans are set at levels that are intended to be attainable without the need to take inappropriate risks.

- Capped Incentive Awards—Payouts for both the annual cash bonus incentive awards and our performance RSUs are capped for our executive officers.

- Stock Ownership Guidelines—Our stock ownership guidelines align the interests of our executive officers with preservation and appreciation of stockholder value over time.

- Multi-Year Vesting—Equity awards vest over multiple years, requiring long-term commitment on the part of employees.

- Competitive Positioning—The Compensation Committee considers our executive compensation program structure and levels relative to our peers. The Compensation Committee generally targets total compensation to be in a market-competitive range relative to our peer group and compensation survey data.

- Corporate Governance Programs—We have implemented corporate governance guidelines, a code of conduct, a compensation recoupment policy, and other corporate governance measures and internal controls.

The Compensation Committee also reviews the key design elements of our compensation programs in relation to industry practices, as well as the means by which any potential risks may be mitigated, such as through our internal controls and oversight by management and the board. As a result of this review, the Compensation Committee concluded that, based on a combination of factors, our compensation policies and practices do not incentivize excessive risk-taking that could have a material adverse effect on the Company.

Compensation Committee Report

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, that might incorporate future filings, including this Proxy Statement, with the SEC, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filings, nor shall the following report be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act, unless specifically stated to be incorporated by reference therein.

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee:

Kimberly A. Box, Chair
Nicolas C. Anderson
William J. Dawson
Bradley M. Shuster

Summary Compensation Table

The following table provides summary information concerning the compensation earned during the fiscal years ended December 31, 2025, December 31, 2024, and December 31, 2023, by each of our NEOs.

Summary Compensation Table[1]

(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus[2] ($)	(e) Stock Awards[3] ($)	(f) Option Awards[3] ($)	(g) Non-Equity Incentive Plan Compensation[4] ($)	(h) Nonqualified Deferred Compensation Earnings ($)	(i) All Other Compensation[5] ($)	(j) Total ($)
Joseph F. Hanna	2025	$ 875,000	—	$ 4,301,228	—	$ 1,118,862	—	$ 224,543	$ 6,519,633
Former President and Chief	2024	$ 850,000	$ 300,000	$ 3,299,858	—	$ 887,613	—	$ 140,372	$ 5,477,843
Executive Officer	2023	$ 800,000	—	$ 2,700,334	—	$ 1,130,660	—	$ 140,964	$ 4,771,958
Keith E. Pratt	2025	$ 540,000	—	$ 2,350,286	—	$ 415,108	—	$ 71,098	$ 3,376,492
Executive Vice President,	2024	$ 520,000	$ 40,000	$ 1,150,329	—	$ 325,806	—	$ 62,175	$ 2,098,310
Chief Financial Officer and	2023	$ 500,000	—	$ 750,672	—	$ 426,900	—	$ 61,931	$ 1,739,503
Assistant Corporate Secretary									
Philip B. Hawkins	2025	$ 500,000	—	$ 801,234	—	$ 374,872	—	$ 42,707	$ 1,718,813
President and Chief Executive	2024	$ 450,000	$ 40,000	$ 499,600	—	$ 444,434	—	$ 42,364	$ 1,476,398
Officer	2023	$ 380,000	—	$ 410,784	—	$ 363,546	—	$ 43,613	$ 1,197,943
Gilda Malek[6]	2025	$ 455,000	—	$ 801,234	—	$ 291,473	—	$ 26,437	$ 1,574,144
Senior Vice President, Chief Legal	2024	$ 440,000	$ 40,000	$ 499,600	—	$ 229,735	—	$ 18,955	$ 1,228,290
Officer and Corporate Secretary	2023	$ 313,425	—	$ 400,300	—	$ 233,823	—	—	$ 947,548
Kristina E. Van Trease	2025	$ 380,000	—	$ 399,346	—	$ 290,973	—	$ 35,346	$ 1,105,665
Senior Vice President, Chief	2024	$ 350,000	$ 40,000	$ 349,720	—	$ 219,293	—	$ 35,989	$ 995,002
Strategy Officer	2023	$ 330,000	—	$ 479,596	—	$ 281,754	—	$ 23,650	$ 1,115,000

(1) Amounts disclosed in this and other tables may minimally vary from amounts presented within the CD&A narrative due to rounding to the nearest dollar for tabular purposes.

(2) At 2024 year-end, the Compensation Committee evaluated the 2024 accomplishments of the NEOs and approved a one-time discretionary bonus for each NEO to acknowledge his/her overall achievements in 2024. The NEOs led the company through strong business results throughout 2024 while managing through a pending acquisition that was approved by the shareholders but subsequently terminated.

(3) The amounts in columns (e) and (f) reflect the aggregate grant date fair value amounts, in accordance with ASC 718, of awards granted pursuant to the 2016 Plan. RSUs were granted to our NEOs on February 21, 2025, with a grant date fair value of $2,150,614 for Mr. Hanna; $1,175,143 for Mr. Pratt; $400,617 for Mr. Hawkins; $400,617 for Ms. Malek; and $199,673 for Ms. Van Trease. The grant date fair value of each RSU granted to the NEOs, is equal to the closing share price of our common stock on the date of grant of $127.18. The PSUs were granted to our NEOs on February 21, 2025, with a grant date fair value of $2,150,614 for Mr. Hanna; $1,175,143 for Mr. Pratt; $400,617 for Mr. Hawkins; $400,617 for Ms. Malek; and $199,673 for Ms. Van Trease, based on target level of performance. If the maximum level of performance were achieved, each NEO would earn 200% of the target number of PSUs awarded. Based on the closing price of our common stock on the grant date, the maximum value of the PSUs awarded to each NEO is as follows: Mr. Hanna — $4,301,228; Mr. Pratt — $2,350,286; Mr. Hawkins — $801,234; Ms. Malek — $801,234; and Ms. Van Trease — $399,345. Assumptions used in the calculation of these amounts are included in the notes of the Company's audited financial statements for the fiscal year ended December 31, 2025, included in the 2025 Annual Report. These amounts reflect the Company's accounting expense and do not correspond to the actual value that may be realized by the named executive officers.

(4) The amounts in column (g) reflect amounts earned by the NEOs during the fiscal year ended December 31, 2025, and paid in 2026 pursuant to the Cash Bonus Plan. See "*Non-Equity Performance-Based Incentive Plan Compensation*" in this Proxy Statement for additional detail.

(5) The amounts in column (i) reflect the cash contributions allocated to each NEO pursuant to the provisions of the Company's Employee Stock Ownership and 401(k) Plan and dividend equivalent payouts for vested RSUs and PSUs that were not factored into the grant date fair values of such RSUs and PSUs. The table below details the amounts paid to each NEO.

(6) Ms. Malek was hired on March 21, 2023.

Proxy Statement

Name	Year	Employee Stock Ownership and 401(k) Plan Cash Contribution ($)		RSU and PSU Dividend Payments ($)		Total ($)	
Joseph F. Hanna	2025	$	14,000	$	210,543	$	224,543
	2024	$	13,800	$	126,572	$	140,372
	2023	$	13,200	$	127,764	$	140,964
Keith E. Pratt	2025	$	14,000	$	57,098	$	71,098
	2024	$	13,800	$	48,375	$	62,175
	2023	$	13,200	$	48,731	$	61,931
Philip B. Hawkins	2025	$	14,000	$	28,707	$	42,707
	2024	$	13,800	$	28,564	$	42,364
	2023	$	13,200	$	30,413	$	43,613
Gilda Malek	2025	$	14,000	$	12,437	$	26,437
	2024	$	13,800	$	5,155	$	18,955
	2023		—		—		—
Kristina E. Van Trease	2025	$	14,000	$	21,346	$	35,346
	2024	$	13,800	$	22,189	$	35,989
	2023	$	13,200	$	10,450	$	23,650

2025 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units[2] (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3]
Joseph F. Hanna		$ 546,875	$ 875,000	$ 1,531,250	—	—	—	—	—	—	—
	02/21/2025	—	—	—	8,455	16,910	33,820	16,910	—	—	$ 4,301,228
Keith E. Pratt		$ 202,500	$ 324,000	$ 567,000	—	—	—	—	—	—	—
	02/21/2025	—	—	—	4,620	9,240	18,480	9,240	—	—	$ 2,350,286
Philip B. Hawkins		$ 187,500	$ 300,000	$ 525,000	—	—	—	—	—	—	—
	02/21/2025	—	—	—	1,575	3,150	6,300	3,150	—	—	$ 801,234
Gilda Malek		$ 142,188	$ 227,500	$ 398,125	—	—	—	—	—	—	—
	02/21/2025	—	—	—	1,575	3,150	6,300	3,150	—	—	$ 801,234
Kristina E. Van Trease		$ 142,500	$ 228,000	$ 399,000	—	—	—	—	—	—	—
	02/21/2025	—	—	—	785	1,570	3,140	1,570	—	—	$ 399,345

(1) The amounts listed in these columns reflect the threshold, target and maximum amounts payable to the NEOs pursuant to the Cash Bonus Plan. See "*Non-Equity Performance-Based Incentive Plan Compensation*" in this Proxy Statement for additional detail. The threshold assumptions assume achieving 90% of the profitability target and no achievement of the personal annual priorities.

(2) On February 21, 2025, each NEO, received a grant of time-based RSUs with 33% vesting on the first annual anniversary of the grant; 33% vesting on the second annual anniversary of the grant; and 34% vesting on the third annual anniversary of the grant. Each unit represents a right to receive one share of Common Stock or an amount equal to the fair market value of the Common Stock underlying the unit on the vesting date. In addition, each named executive officer also received a grant of PSUs which are subject to a performance-based vesting component at the end of a three-year performance period. Unless earlier forfeited under the terms of the PSUs, each PSU vests and converts into no less than 50% and no more than 200% of one share of Common Stock. The PSUs vest 100% at the end of the three-year performance period if the performance goal is satisfied.

(3) The amounts listed in this column reflect the maximum amount payable to the named executive officers under the terms of the PSUs pursuant to the Cash Bonus Plan. Each PSU vests and converts into no less than 50% and no more than 200% of one share of Common Stock amounts payable to the named executive officers. The amounts in the table above reflect the probable performance outcome of a maximum payout of 200%. See "Non-Equity Performance-Based Incentive Plan Compensation" for additional detail.

2025 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Exercisable	Unexercisable							
Joseph F. Hanna	—	—	—	—	—	3,197 [1]	$ 335,461	16,310 [4]	$ 1,711,408
						17,614 [2]	$ 1,848,237	—	$ —
						16,910 [3]	$ 1,774,366	16,910 [5]	$ 1,774,366
Keith E. Pratt	—	—	—	—	—	1,201 [1]	$ 126,021	3,600 [4]	$ 377,748
						6,141 [2]	$ 644,375	—	$ —
						9,240 [3]	$ 969,553	9,240 [5]	$ 969,553
Philip B. Hawkins	—	—	—	—	—	657 [1]	$ 68,939	1,970 [4]	$ 206,712
						2,667 [2]	$ 279,848	—	$ —
						3,150 [3]	$ 330,530	3,150 [5]	$ 330,530
Gilda Malek	—	—	—	—	—	1,431 [1]	$ 150,155	—	$ —
						2,667 [2]	$ 279,848	—	$ —
						3,150 [3]	$ 330,530	3,150 [5]	$ 330,530
Kristina E. Van Trease	—	—	—	—	—	511 [1]	$ 53,619	1,530 [4]	$ 160,543
						1,867 [2]	$ 195,904	—	$ —
						1,570 [3]	$ 164,740	1,570 [5]	$ 164,740

1) Represents RSUs granted on February 24, 2023, with 33% vesting on the first annual anniversary of the grant; 33% vesting on the second annual anniversary of the grant; and 34% vesting on the third annual anniversary of the grant. Each RSU represents a right to receive one share of the Company's common stock or an amount equal to the fair market value of the Company's common stock underlying the unit on the vesting date, with vesting dates of 2/24/24, 2/24/25, and 2/24/26. Except for Ms. Malek who received her RSU grant on March 31, 2023, with vesting dates of 3/31/24, 3/31/25, and 3/31/26.

2) Represents RSUs granted on February 23, 2024, with 33% vesting on the first annual anniversary of the grant; 33% vesting on the second annual anniversary of the grant; and 34% vesting on the third annual anniversary of the grant. Each RSU represents a right to receive one share of the Company's common stock or an amount equal to the fair market value of the Company's common stock underlying the unit on the vesting date, with vesting dates of 2/23/25, 2/23/26, and 2/23/27.

3) Represents RSUs granted on February 21, 2025, with 33% vesting on the first annual anniversary of the grant; 33% vesting on the second annual anniversary of the grant; and 34% vesting on the third annual anniversary of the grant. Each RSU represents a right to receive one share of the Company's common stock or an amount equal to the fair market value of the Company's common stock underlying the unit on the vesting date, with vesting dates of 2/21/26, 2/21/27, and 2/21/28.

4) Represents PSUs granted on February 24, 2023, that are subject to a performance-based vesting component at the end of a three-year performance period. Unless earlier forfeited under the terms of the PSUs, each PSU vests and converts into no less than 50% and no more than 200% of one share of the Company's common stock. The PSUs vest 100% at the end of the three-year performance period if the performance goal is satisfied, with a vesting date of 2/24/26.

5) Represents PSUs granted on February 21, 2025, that are subject to a performance-based vesting component at the end of a three-year performance period. Unless earlier forfeited under the terms of the PSUs, each PSU vests and converts into no less than 50% and no more than 200% of one share of the Company's common stock. The PSUs vest 100% at the end of the three-year performance period if the performance goal is satisfied, with a vesting date of 2/21/28.

2025 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Joseph F. Hanna	—	—	31,394	$ 3,937,020
Keith E. Pratt	—	—	11,806	$ 1,480,452
Philip B. Hawkins	—	—	6,657	$ 834,605
Gilda Malek	—	—	2,763	$ 326,807
Kristina E. Van Trease	—	—	5,107	$ 640,243

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information regarding our equity compensation plans as of December 31, 2025:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	$ —	670,546
Equity compensation plans not approved by security holders	—	$ —	—
Total	—	$ —	670,546

Our 2016 Plan was approved by shareholders and has been filed as an exhibit to our 2025 Annual Report.

Potential Payments upon Termination or Change-in-Control

Pursuant to the terms of the agreements for the McGrath PSU awards granted during the 2023 calendar year ("2023 PSU"), in the event of a change in control of the Company and such event occurs prior to the end of the three-year performance period, at the effective time of such change-in-control event, each outstanding 2023 PSU would accelerate and be deemed earned based on the McGrath Board's good faith best estimate of projected actual performance through the end of the performance period. Assuming a change in control of the Company occurred on December 31, 2025, based on a closing NASDAQ Stock Market price of $104.93 per share on December 31, 2025, the value of the 2023 PSUs that each NEO would be entitled to is shown in the table below. The acceleration and vesting of a portion of the 2023 PSUs occurs on a change in control and is not contingent on a NEO's termination of employment.

Pursuant to the terms of the agreements for the McGrath PSU awards granted during the 2025 calendar year ("2025 PSU"), in the event of a change in control of the Company occurring prior to the end of the three-year performance period, a prorated portion of the 2025 PSUs would vest assuming target performance is achieved, with the prorated portion determined based on the number of days elapsed between the grant date and the change in control event. Assuming a change in control occurred on December 31, 2025, based on a closing NASDAQ Stock Market price of $104.93 per share on December 31, 2025, the value of the 2025 PSUs that each NEO would be entitled to is shown in the table below. The acceleration and prorated vesting of a portion of the 2025 PSUs occurs on a change in control and is not contingent on an NEO's termination of employment.

Name	2023 PSUs[2]		2025 PSUs	
	Number of PSUs	Value of PSUs	Number of PSUs	Value of PSUs
Joseph F. Hanna	16,310	$ 1,711,408	16,910	$ 1,774,366
Keith E. Pratt	3,600	$ 377,748	9,240	$ 969,553
Philip B. Hawkins	1,970	$ 206,712	3,150	$ 330,530
Gilda Malek[1]	—	$ —	3,150	$ 330,530
Kristina E. Van Trease	1,530	$ 160,543	1,570	$ 164,740

(1)   Ms. Malek was hired on March 21, 2023, and therefore was not granted PSUs in 2023.

(2)   In 2024, in connections with the proposed acquisition by WillScot, each NEO was awarded long-tem incentive compensation awards 100% in the form of RSUs, as opposed to the Company's historic practice of granting awards 50% in the form of RSUs and 50% in the form of PSUs. Therefore, no PSUs were issued in 2024. In 2025, the Company resumed its historical approach on equity grants.

Under the terms of our Cash Bonus Plan, the 2016 Plan and related equity award agreements and KSOP, as well as our Amended Severance Plan for Officers, payments may be made to each of our named executive officers upon his or her termination of employment or a change in control (as defined in each plan) of the Company. See "*Compensation Discussion and Analysis*" and "*Equity Compensation Plan Information*" in this Proxy Statement for a description of, and an explanation of, the specific circumstances that would trigger payments under each plan, agreement, or policy.

The following table sets forth the estimated payments that would be made to each of our NEOs upon involuntary termination, including termination for good reason, termination not for cause, termination for cause, termination in connection with a change in control, termination due to retirement, and termination due to death or permanent disability. The payments would be made pursuant to the plans, agreements, or Company policies identified in the preceding paragraph. The information set forth in the table below assumes the termination event occurred on December 31, 2025.

The actual amounts to be paid out can only be determined at the time of an executive's separation from the Company and may differ materially from the amounts set forth in the table below. The amounts set forth in the table below do not reflect the withholding of applicable state and federal taxes.

Name	Voluntary Resignation for Good Reason ($)	Involuntary Termination Without Cause[1] ($)	Involuntary Termination For Cause ($)	Termination Without Cause or Resignation for Good Reason & Change in Control[3] ($)	Retirement[4] ($)	Death or Permanent Disability[5] ($)
Joseph F. Hanna						
Non-Equity Incentive Plan	875,000	1,312,500	—	1,750,000	—	—
Accelerated Awards Under Equity Incentive Plans[2]	—	3,712,164	—	7,443,839	1,014,327	7,443,839
Cash Severance	—	1,312,500	—	1,750,000	—	—
Continuation of Medical Benefits Under COBRA (present value)	—	37,030	—	49,373	—	—
Reasonable Outplacement Assistance	—	15,000	—	15,000	—	—
Total	875,000	6,389,194	—	11,008,212	1,014,327	7,443,839
Keith E. Pratt						
Non-Equity Incentive Plan	324,000	486,000	—	648,000	—	—
Accelerated Awards Under Equity Incentive Plans[2]	—	1,294,493	—	3,087,250	554,193	3,087,250
Cash Severance	—	810,000	—	1,080,000	—	—
Continuation of Medical Benefits Under COBRA (present value)	—	37,030	—	49,373	—	—
Reasonable Outplacement Assistance	—	15,000	—	15,000	—	—
Total	324,000	2,642,523	—	4,879,624	554,193	3,087,250
Philip B. Hawkins						
Non-Equity Incentive Plan	300,000	450,000	—	600,000	—	—
Accelerated Awards Under Equity Incentive Plans[2]	—	562,938	—	1,216,558	188,870	1,216,558
Cash Severance	—	750,000	—	1,000,000	—	—
Continuation of Medical Benefits Under COBRA (present value)	—	52,882	—	70,510	—	—
Reasonable Outplacement Assistance	—	7,500	—	7,500	—	—
Total	300,000	1,823,321	—	2,894,568	188,870	1,216,558
Gilda Malek						
Non-Equity Incentive Plan	227,500	227,500	—	341,250	—	—
Accelerated Awards Under Equity Incentive Plans[2]	—	421,179	—	1,091,062	188,870	1,091,062
Cash Severance	—	455,000	—	682,500	—	—
Continuation of Medical Benefits Under COBRA (present value)	—	23,640	—	23,640	—	—
Reasonable Outplacement Assistance	—	7,500	—	7,500	—	—
Total	227,500	1,134,819	—	2,145,952	188,870	1,091,062
Kristina E. Van Trease						
Non-Equity Incentive Plan	228,000	228,000	—	342,000	—	—
Accelerated Awards Under Equity Incentive Plans[2]	—	421,399	—	793,481	94,150	793,481
Cash Severance	—	380,000	—	570,000	—	—
Continuation of Medical Benefits Under COBRA (present value)	—	—	—	—	—	—
Reasonable Outplacement Assistance	—	7,500	—	7,500	—	—
Total	228,000	1,036,899	—	1,712,981	94,150	793,481

(1)   Represents the severance payments and benefits that the NEOs would be entitled to if a termination without cause occurs prior to or after 24 months following a change in control under the Amended Severance Plan including (i) eighteen (18) months of base salary for Messrs. Hanna, Pratt, and Hawkins and twelve (12) months of base salary for Mses. Malek and Van Trease, (ii) annual cash bonus at 150% of target, prorated based on the date of termination for Messrs. Hanna, Pratt, and Hawkins and annual cash bonus at 100% of target, prorated based on the date of termination for Mses. Malek and Van Trease, (iii) 18 months of COBRA coverage payable to Messrs. Hanna, Pratt, and Hawkins and 12 months of COBRA coverage payable to Mses. Malek and Van Trease, (iv) reasonable outplacement assistance, and (v) vesting of RSUs and PSUs, the latter at target, prorated based on the number of days elapsed during the applicable vesting period.

(2)   Assumes termination on the last day of the calendar year, with a closing NASDAQ Stock Market price of $104.93 per share on December 31, 2025. Under the Amended Severance Plan, if a termination of employment without cause or a resignation for good reason occurs within 24 months following a change in control of the Company, all unvested equity awards held by the NEOs would become fully vested. For the 2023 PSUs only, if the NEOs employment is terminated by the Company without cause (excluding due to death or disability), the PSUs shall immediately vest at target performance levels, and the percentage of vested PSUs earned would be prorated based on the number of days elapsed during the performance period prior to termination. For each NEO, the amount included represents (i) the value of 100% of their unvested RSUs, (ii) the value of 159.2% of their unvested 2023 PSUs based on actual performance for the performance period; and (iii) for the 2025 PSUs, prorated acceleration at target performance levels based on a termination event occurring on December 31, 2025. No PSUs were awarded in 2024.

(3)   Represents the severance payments and benefits that the NEOs would be entitled to under the Amended Severance Plan if a termination of employment without cause or a resignation for good reason occurs within 24 months following a change in control of the Company, including (i) for Messrs. Hanna, Pratt, and Hawkins an amount equal to two times the sum of their annual base salary and annual target bonus for the year of termination, and for Mses. Malek and Van Trease an amount equal to 18 months of their annual base salary and target bonus for the year of termination, (ii) 24 months COBRA coverage payable to Messrs. Hanna, Pratt, and Hawkins and 18 months of COBRA coverage payable to Mses. Malek and Van Trease, (iii) reasonable outplacement assistance, and (iv) full acceleration and vesting of all equity awards. In addition, upon a termination without cause or a resignation for good reason, under the Company's 2025 Cash Bonus Plan, each NEO would be entitled to payment of the target bonus amount prorated based on the date of termination.

(4)   Represents the treatment of outstanding equity awards upon an eligible retirement under the 2025 equity award agreements. The Company did not provide retirement‑related vesting for awards granted prior to 2025, and therefore no awards outstanding from prior grant years would vest upon retirement. Under the 2025 PSU agreement, if an NEO retires prior to the determination date, the PSUs remain outstanding and eligible to vest based on actual performance results, with the number of PSUs earned prorated based on the portion of the three‑year performance period completed prior to retirement. Under the 2025 RSU agreement, if an NEO retires prior to the third anniversary of the vesting commencement date, a prorated portion of the next‑scheduled tranche vests on the retirement date based on the number of days elapsed in the applicable vesting period, and all remaining unvested RSUs are forfeited. For purposes of the 2025 awards, "Retirement" is defined as voluntary termination at or after age 60 with at least five years of Company service and at least three months' advance written notice of termination by the NEO to the Company.

(5)   Represents the treatment of outstanding equity awards upon a termination of employment due to death or disability under the 2025 equity award agreements. Under the 2025 PSU agreement, if an NEO's employment terminates due to death or disability prior to the determination date, the PSUs immediately vest at target performance levels. Under the 2025 RSU agreement, if an NEO's employment terminates due to death or disability prior to the third anniversary of the vesting commencement date, all unvested RSUs immediately vest in full. All vested awards are settled in accordance with their respective award agreements.

CEO Compensation Pay Ratio

We believe our executive compensation program must be internally consistent and equitable to motivate our employees to create shareholder value. We monitor the relationship between the compensation of our executive officers and the compensation of our non-managerial employees. For 2025, the total compensation of Joseph F. Hanna, our then current President and Chief Executive Officer, of $6,519,633, as shown in the "*Summary Compensation Table*" above, (the "CEO Compensation"), was approximately 84 times the total compensation of a median employee of $77,715, calculated in the same manner.

Our CEO to median employee pay ratio is calculated in accordance with the SEC's rules pursuant to Item 402(u) of Regulation S-K. We identified the median employee by examining the 2025 total cash compensation for all individuals, excluding our CEO, who were employed by us on December 31, 2025, the last day of our payroll year. We included all employees, whether employed on a full-time, part-time, or seasonal basis. We did not make any assumptions, adjustments, or estimates with respect to total cash compensation, and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2025. We believe the use of total cash compensation for all employees is a consistently applied compensation measure because we do not widely distribute annual equity awards to employees.

Treatment of Certain Compensation Elements Upon Termination

Executive Severance Policy. We do not have employment agreements. The Compensation Committee has, however, established terms and conditions to address involuntary termination severance benefits for executive officer-level positions in connection with a change in control of the Company or otherwise. For details, see the "*Change in Control Arrangements*" discussions within the "*Compensation Discussion and Analysis*" section of this Proxy Statement.

Retirement Plan. All employees who participate in our KSOP are entitled to their vested amounts upon termination of their employment.

Health and Welfare Benefit and Executive Benefits and Perquisites Continuation. An executive officer is not entitled to any continuation of his or her health and welfare benefits, executive benefits, or perquisites (other than pursuant to COBRA) following the termination of his or her employment, except that any executive officer employed with the Company for at least 10 years may remain on the Company's health insurance policy after he or she retires from the Company, provided he or she pays 100% of the premiums.

Long-Term Incentives. Except in the circumstances discussed above, an executive officer forfeits his or her stock options or unvested shares of restricted stock upon termination of employment and is not entitled to any continuation of vesting or acceleration of vesting with respect to his or her options or unvested restricted stock awards. The executive would be, however, entitled to exercise any vested options for a period of 90 days after termination and is entitled to continue to hold his or her shares of restricted stock that had previously vested (in the same manner as any other employee of the Company). In the event of a qualifying termination following a change in control, an executive officer is entitled to the acceleration of vesting with respect to all of his or her equity awards, consistent with the Change in Control arrangements described above.

Pay Versus Performance

In accordance with rules adopted by the SEC, we provide the following disclosure regarding executive Compensation Actually Paid ("CAP") (as calculated in accordance with SEC rules) and certain Company performance for the fiscal years listed below. See *"Executive Compensation"* in this Proxy Statement for a complete description of how executive compensation relates to Company performance and how the Compensation Committee makes its decisions.

Year	Summary Compensation Table Total for Joseph Hanna[4] $	Compensation Actually Paid to Joseph Hanna[1][2][3][4] $	Average Summary Compensation Table Total for Non-CEO NEOs $	Average Compensation Actually Paid to Non-CEO NEOs[1][2][3] $	Year-end value of $100 invested on 12/31/2020:		Net Income (in millions) $	Pre-Tax Income (in millions) $
					MGRC $	S&P 500 Industrials Index $		
2025	6,519,633	5,887,088	1,943,778	1,783,143	172.37	189.72	156.3	213.1
2024	5,477,843	4,483,538	1,449,500	1,303,477	180.65	158.87	231.7	313.6
2023	4,771,958	8,501,657	1,249,999	1,755,679	189.99	135.24	174.6	151.2
2022	3,121,167	4,871,184	1,029,825	1,480,971	153.87	114.48	115.1	150.0
2021	3,261,680	4,386,308	969,855	1,277,750	122.32	121.12	89.7	121.8

(1)   Deductions from, and additions to, total compensation in the *"Summary Compensation Table"* by year to calculate CAP include:

	2025		
		Joseph Hanna	Average Non-CEO NEOs
Total Compensation from Summary Compensation Table	$	6,519,633	$ 1,943,778
Adjustments for Pension			
Adjustment Summary Compensation Table Pension	$	—	$ —
Amount added for current year service cost	$	—	$ —
Amount added for prior service cost impacting current year	$	—	$ —
Total Adjustments for Pension	**$**	**—**	**$ —**
Adjustments for Equity Awards			
Adjustment for Grant Date Values in the Summary Compensation Table	$	—	$ —
Grant Date Fair Value of Equity Awards Granted in Fiscal Year	$	(4,301,228)	$ (1,088,025)
Fair Value at Fiscal Year End of Outstanding and Unvested Equity Awards Granted in the Fiscal Year	$	3,548,733	$ 897,676
Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Years	$	(143,388)	$ (30,457)
Fair Value at Vesting of Equity Awards Granted and Vested in the Fiscal Year	$	—	$ —
Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Fiscal Years that Vested in the Fiscal Year	$	114,575	$ 31,921
Fair Value as of the Prior Fiscal Year End of Equity Awards Granted in Prior Fiscal Years that Failed to Meet Vesting Conditions in the Fiscal Year	$	—	$ —
Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Reflected in Total Compensation	$	148,763	$ 28,250
Total Adjustments for Equity Awards	**$**	**(632,545)**	**$ (160,635)**
Compensation Actually Paid (as calculated)	$	5,887,088	$ 1,783,143

(2)   The assumptions used in calculating the fair value of the equity awards did not differ in any material respect from the assumptions used to calculate the grant date fair value of the awards as reported in the Summary Compensation Table, except that as of the end of 2025, the fair value calculations of the PSUs granted in 2023 assumed a payout between target and maximum, in each case as compared to the grant date fair value calculations which assumed a payout at target.

(3)   Non-CEO NEOs reflect the average *"Summary Compensation Table"* total compensation and average CAP for the following executives by year:
2025: Pratt, Keith; Hawkins, Philip; Malek, Gilda; Van Trease, Kristina
2024: Pratt, Keith; Hawkins, Philip; Malek, Gilda; Van Trease, Kristina
2023: Pratt, Keith; Hawkins, Philip; Malek, Gilda; Van Trease, Kristina
2022: Pratt, Keith; Hawkins, Philip; Craft, Melodie; Van Trease, Kristina
2021: Pratt, Keith; Hawkins, Philip; Lieffrig, John; Craft, Melodie

(4)   The total compensation reported for Mr. Hanna for 2023 and 2024 has been revised to align with the Summary Compensation Table and compensation actually paid. These revisions correct a previous administrative error in the Pay Versus Performance table.

Most Important Performance Measures

In our assessment, the most important performance measures used to link CAP (as calculated in accordance with the SEC rules) to Company performance are listed in the table below. The role of each of these performance measures in our executive compensation program is discussed in *"Executive Compensation Program Design"* in this Proxy Statement.

Performance Measures
Pre-Tax Income
Adjusted EBITDA

Descriptions of the Information Presented in the Pay Versus Performance Table

The illustrations below compare CAP (as calculated in accordance with the SEC rules) and the following measures:

(1) the Company's cumulative TSR and the S&P 500 Industrials Index's cumulative TSR;

(2) the Company's Net Income; and

(3) the Company's Pre-Tax Income

Due to the mechanics of how CAP is calculated, fluctuations in stock price or TSR may have a greater impact on the CAP values than any single financial metric.





Proxy Statement



CAP vs. Pre-Tax Income

Relationships Amongst Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of the Company, with the exception of the following spouses: David M. Whitney and Kristina E. Van Trease; and Chris J. Snyder and Garni Zimmerman. While not a Company officer, Ms. Zimmerman serves as the Company's Vice President, Information Technology.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Company during 2025 consisted of Messrs. Anderson, Dawson, and Shuster, and Ms. Box. No member of the Compensation Committee is a present or former executive officer or employee of the Company or any of its subsidiaries. None of these individuals has or had relationships with us requiring disclosure under Item 404 of Regulation S-K. No executive officer of the Company has served on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than the indemnification agreements described below, there were no transactions in 2025 between the Company and a related person required to be reported under applicable SEC rules.

Indemnification Agreements

The Company has entered into indemnification agreements with each of our directors and executive officers. These agreements require the Company to indemnify our executive officers or directors against expenses and, in certain cases, judgments, settlements, or other payments incurred by an executive officer or director in suits brought by the Company, derivative actions brought by our shareholders, and suits brought by other third parties. Indemnification has been granted under these agreements to the fullest extent permitted under California law in situations where an executive officer or director is made, or threatened to be made, a party to the legal proceeding because of his or her service to the Company. In addition, these agreements require us to advance the expenses incurred by our directors and officers in any proceeding in which indemnification may be provided under the applicable indemnification agreement. In addition, our bylaws provide that we may indemnify our directors, executive officers, or other persons treated as agents under the General Corporation Law of the State of California, and advance related expenses, if approved by the shareholders or a disinterested vote of the Board of Directors.

Policies and Procedures Regarding Related Party Transactions

Pursuant to the Audit Committee Charter, the Audit Committee is responsible for reviewing and discussing with management any transactions or courses of dealing with related parties. The Audit Committee considers the following factors in determining whether to approve or disapprove (with referral to the Board of Directors) any such related party transaction or course of action: (i) the financial accounting accorded the transaction or course of action; (ii) whether the terms or other aspects differ from those that would likely be negotiated with independent parties; and (iii) whether the proposed disclosure of the transaction or course of dealing, if any, is in accordance with generally accepted accounting principles and SEC regulations.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to the Company with respect to beneficial ownership of our Common Stock as of April 16, 2026, except to the extent indicated otherwise in the footnotes, by (i) each shareholder known to the Company to own beneficially more than 5% of our Common Stock; (ii) each of our directors; (iii) each executive officer named in the Summary Compensation Table above; and (iv) all directors and executive officers of the Company as a group:

Beneficial Owner[1][2]	Shares Beneficially Owned[3]	Percentage of Class of Shares Beneficially Owned
The Vanguard Group[4] 100 Vanguard Blvd. Malvern, PA 19355	2,691,278	10.9%
River Road Asset Management, LLC[5] 462 S. 4th Street, Suite 2000 Louisville, KY 40202	2,132,135	8.7%
BlackRock, Inc.[6] 55 East 52nd Street New York, NY 10055	1,808,051	7.4%
Joseph F. Hanna[7]	156,875	*
Keith E. Pratt[7]	48,778	*
Philip B. Hawkins[7]	25,492	*
Gilda Malek[7]	2,942	*
Kristina E. Van Trease[7]	14,395	*
Nicolas C. Anderson	3,500	*
Kimberly A. Box	7,000	*
Smita Conjeevaram	6,500	*
William J. Dawson	10,105	*
Bradley M. Shuster	13,700	*
All executive officers and directors as a group (15) persons)[7]	349,484	1.4%

* The percentage of shares beneficially owned by this director or executive officer constitutes less than 2% of our Common Stock as of April 16, 2026.

(1)   Except as otherwise indicated, the address of each of the executive officers and directors is c/o McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551.

(2)   To the Company's knowledge, except as set forth in the footnotes to this table, and subject to applicable community property laws, each shareholder named in this table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

(3)   Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. Shares of the Company's Common Stock subject to equity awards currently exercisable or that will become exercisable within 60 days of April 16, 2026, are deemed outstanding for computing the percentage of the person holding such equity awards but are not deemed outstanding for computing the percentage of any other person. Percentages are based on 24,561,770 shares of the Company's Common Stock outstanding as of April 16, 2026.

(4)   The Vanguard Group filed Amendment No. 12 to Schedule 13G with the SEC on February 13, 2024, and reported beneficial ownership of 2,691,278 shares, sole dispositive power with respect to 2,619,230 shares of Common Stock, shared voting power with respect to 45,854 shares of Common Stock, and shared dispositive power with respect to 72,048 shares of Common Stock. The Schedule 13G/A contained information as of December 29, 2023, and may not reflect current holdings of the Company's Common Stock.

(5)   River Road Asset Management, LLC filed Amendment No. 1 to Schedule 13G with the SEC on January 29, 2026, and reported beneficial ownership of 2,132,135 shares, sole voting power with respect to 1,866,332 shares, and sole dispositive power with respect to 2,132,135 shares of Common Stock. The Schedule 13G/A contained information as of December 31, 2025, and may not reflect current holdings of the Company's Common Stock.

(6)   BlackRock, Inc. filed Amendment No. 16 to Schedule 13G with the SEC on April 17, 2025, and reported beneficial ownership of 1,808,051 shares, sole voting power with respect to 1,773,751 shares, and sole dispositive power with respect to 1,808,051 shares of Common Stock. The Schedule 13G/A contained information as of March 31, 2025, and may not reflect current holdings of the Company's Common Stock.

(7)   Includes the shares held by the KSOP for the benefit of the named individual. The number of shares included is 400 shares for Mr. Hanna; 497 shares for Mr. Pratt; 21,057 shares for Mr. Hawkins; 128 shares for Ms. Malek; 7,287 shares for Ms. Van Trease; and 46,019 shares for all executive officers as a group. These shares are included because beneficiaries under the KSOP hold sole voting power over the shares (whether or not rights to the shares have vested).

Communications with the Board of Directors

Our Board of Directors believes that full and open communication between shareholders and members of our Board of Directors is in the best interests of our shareholders. Shareholders may contact any director or committee of the Board of Directors by writing to the Compliance Officer, c/o McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551. The Compliance Officer will review all such communications for relevance to activities of the Board of Directors and will promptly forward all relevant written communications to the Board of Directors. Comments or complaints relating to our accounting, internal accounting controls, auditing matters, corporate fraud, or violations of federal or state laws may be referred directly to our Audit Committee by writing to the Chairman of the Audit Committee, c/o Compliance Officer, McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551. Further details can be found in our Whistleblower Policy ("Reporting Questionable Accounting and Auditing Practices and Policy Prohibiting Retaliation Against Reporting Employees") and Corporate Governance Guidelines found on our website at www.mgrc.com under the Investors section.

Shareholder Recommendations for Membership on our Board of Directors

The Corporate Governance and Nominating Committee will consider shareholder recommendations of director nominees. To recommend director nominee(s), a shareholder must submit the following relevant information in writing to the attention of the Compliance Officer at our principal executive offices: (1) the name, age, business, and residence address of the prospective candidate; (2) a brief biographical description of the prospective candidate, including employment history for the past five years and a statement of the qualifications of the prospective candidate; (3) the class and number of shares of our Common Stock, if any, which are beneficially owned by the prospective candidate; (4) a description of all arrangements or understandings between the shareholder and the prospective candidate pursuant to which the nomination is to be made by the shareholder if the shareholder and the prospective candidate are different individuals; (5) the candidate's signed consent to serve as a director if elected and to be named in our proxy statement; (6) a signed certificate providing the class and number of shares of our Common Stock which are beneficially owned by the shareholder; and (7) any other information that is required to be provided by the shareholder pursuant to Regulation 14A under the Exchange Act. Once the Corporate Governance and Nominating Committee receives the shareholder recommendation, it may deliver to the prospective candidate a questionnaire that requests additional information about the candidate's independence, qualifications, and other matters, including a possible interview, that would assist the Corporate Governance and Nominating Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in our proxy statement or other regulatory filings if nominated.

The Corporate Governance and Nominating Committee will not evaluate candidates differently based on who has made the recommendation. The Corporate Governance and Nominating Committee will consider candidates from any reasonable source, in addition to shareholder recommendations. The Corporate Governance and Nominating Committee has the authority under its charter to hire and pay a fee to consultants or search firms to assist in the process of identifying and evaluating candidates. No such consultants or search firms were used for the slate of director nominees up for election at the Annual Meeting, and, accordingly, no fees have been paid to consultants or search firms in the 2025 fiscal year.

We have not received a director nominee recommendation from any shareholder (or group of shareholders) that beneficially owns more than five percent of our Common Stock.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our Common Stock (collectively, "Reporting Persons") to file initial reports of ownership and changes in ownership of our Common Stock with the SEC and the NASDAQ Stock Market. Copies of these reports are also required to be delivered to us. See "*Security Ownership of Certain Beneficial Owners and Management*" above for identification of those persons who qualify as "Reporting Persons."

We believe, based solely on our review of the copies of such reports submitted on EDGAR and written representations from Reporting Persons, that during the fiscal year ended December 31, 2025, all Reporting Persons complied with all applicable filing requirements in a timely manner.

Code of Business Conduct and Ethics

Our Board of Directors adopted and approved a Code of Business Conduct and Ethics and Whistleblower Policy. This code and Whistleblower Policy apply to all of our employees and our non-employee directors and is posted on our website at www.mgrc.com under the Investors section. The code satisfies the "Code of Ethics" requirements under the Sarbanes-Oxley Act of 2002 as well as the "Code of Conduct" requirements under the Market Place Rules of the NASDAQ Stock Market. The code, among other things, addresses issues relating to conflicts of interests, including internal reporting violations and disclosures, and compliance with applicable laws, rules, and regulations. The purpose of the code is to promote, among other things, honest and ethical conduct, full, fair, accurate, timely, and understandable public disclosures, compliance with applicable laws or regulations, and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. Violations under the code or the Whistleblower Policy can be reported anonymously, and the procedures for doing so are set forth in the applicable document. Any waivers or approvals granted under this code with respect to our executive officers and directors may be granted only by the Board of Directors. In addition, any waivers or approvals relating to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or any person performing similar functions must also be obtained from the Audit Committee. Any waivers or approvals to the code with respect to the remainder of the employees may be granted by our Compliance Officer, who is currently Gilda Malek. Any amendments to the code will be promptly disclosed to our shareholders. Our Audit Committee has also established procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Corporate Governance Guidelines

Our Board of Directors adopted and approved a set of Corporate Governance Guidelines. The guidelines set forth the practices our Board follows with respect to, among other things, the composition of the Board and Board committees, director responsibilities, director continuing education, and performance evaluation of the Board. The guidelines are posted on our website at www.mgrc.com under the Investors section.

No Supermajority Vote on Approval of Mergers or Other Business Combinations

Our corporate governance documents do not contain a supermajority standard for the approval of a merger or a business combination. Such transactions require the affirmative vote of a majority of the outstanding shares.

PROPOSAL NO. 2
APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE COMPANY'S 2016 STOCK INCENTIVE PLAN

Background

We are asking the Company's shareholders to approve an amendment and restatement of the Company's 2016 Stock Incentive Plan (the "2016 Plan") as the Amended and Restated 2026 Stock Incentive Plan (the "2026 Plan") in order to increase the maximum number of shares of the Company's Common Stock authorized for issuance over the term of the 2026 Plan by 576,108 shares, from 423,892 shares (remaining shares available as of April 16, 2026) to 1,000,000 shares. The Board of Directors unanimously approved the 2026 Plan, subject to shareholder approval of same at the Annual Meeting.

Purpose of the 2026 Plan

The purpose of the 2026 Plan is to retain key employees, consultants and directors of the Company having experience and ability, to attract new employees, consultants, and directors whose services are considered valuable, and to encourage the sense of proprietorship and to stimulate the active interest of such persons in the development and financial success of the Company and its subsidiaries. All of our employees, consultants and directors are eligible to participate in the 2026 Plan. The Board believes that grants of options and other forms of equity participation may become an increasingly important means to retain and compensate employees, consultants, and directors. The Board of Directors believes that the proposed amendment and restatement of the 2016 Plan is in the best interests of the Company, consistent with our compensation strategy and essential to the Company's continued success. The proposed amendments to the 2016 Plan will enable the Company to provide retention incentives to existing personnel and to be flexible and opportunistic in hiring additional personnel that can contribute to the successful development of the Company's business.

Proposed Amendments

The proposed amendments to the 2016 Plan include changes that increase the maximum aggregate number of shares of the Company's Common Stock that may be issued pursuant to awards thereunder, as well as the following proposed material amendments:

- Increasing, in a corresponding manner, the maximum number of shares that may be issued pursuant to incentive stock options of 576,108 shares to 1,000,000 shares;

- Eliminating the provision of the 2016 Plan that required each share issued in connection with an award (other than stock options and stock appreciation rights) to be counted against the 2016 Plan's share reserve as two shares;

- Including dividend equivalent rights as a type of award that may be granted under the 2026 Plan, provided that dividend equivalent rights may only be made or paid on the satisfaction of the vesting conditions and restrictions applicable to the underlying awards;

- Providing that award agreements issued under the 2026 Plan will be subject to any clawback policy that the Company adopts; and

- Extending the termination date, such that the expiration date of the 2026 Plan will be the tenth (10th) anniversary of the date the shareholders approve the 2026 Plan, unless sooner terminated by the Board;

Finally, the proposed amendments address changes in federal tax laws. Section 162(m) of the Code previously allowed performance-based compensation that met certain requirements to be tax-deductible, regardless of the amount. This exception was repealed, effective for taxable years beginning after December 31, 2017. Proposed amendments eliminate provisions of the 2016 Plan that were designed to meet this performance-based compensation exception to Section 162(m) of the Code. However, although no longer required by Section 162(m) of the Code, the Company has not eliminated (or increased) the per-participant limits on awards in the 2026 Plan discussed below.

Shares Available under the 2026 Plan

As of December 31, 2025, we had a total of 204,279 shares subject to outstanding awards issued under the 2016 Plan, of which 204,279 are subject to RSUs and zero shares are subject to options. As of December 31, 2025, 670,546 shares remained available for future grant under the 2016 Plan. As of April 16, 2026, 423,892 shares remained available for future grant under the 2016 Plan.

Proxy Statement

Purpose of Increasing the Number of Shares Reserved

The 2026 Plan is our sole plan for providing equity incentive compensation to eligible directors, employees, and consultants. The 2026 Plan is a vital component of our compensation programs, and increasing the number of shares of Common Stock that may be issued under equity awards ensures that we have an adequate reserve of shares available for issuance in order to attract, motivate, and retain personnel and to provide an incentive to increase long-term shareholder value. The Board believes that equity and cash awards motivate high levels of performance, align the interests of our personnel and shareholders by giving directors, employees, and independent contractors the perspective of an "owner" with an equity stake in the company, and provide an effective means of recognizing their contributions to our success. The Board believes that the ability to grant equity and cash awards is a competitive necessity in our industry, and that such awards are essential to recruiting and retaining key personnel who help us meet our goals, as well as rewarding and encouraging current directors, employees, and consultants. We believe that the ability to grant equity and cash awards will continue to be important to the future success of the Company. If the 2026 Plan is not approved and we are unable to grant equity compensation in the future, we may need to consider other compensation alternatives, such as increasing cash compensation.

The Board, based on the recommendation of the Compensation Committee, is recommending that shareholders approve an additional 576,108 shares of Common Stock under the 2026 Plan. The Compensation Committee, which administers the 2026 Plan, has exercised its business judgment in concluding that increasing the number of shares of Common Stock reserved under the 2026 Plan is in the company's best interests. In reaching its decision, the Compensation Committee considered providing the company with a sufficient share reserve to cover the awards we anticipate granting to eligible participants for approximately ten (10) years, although the actual number of shares utilized will depend on a variety of factors. Therefore, if shareholders approve the 2026 Plan, the Company currently expects that it will not ask shareholders to approve additional shares for the 2026 Plan until at least the 2036 Annual Meeting of Shareholders. The company is committed to effectively managing our equity compensation share reserve while minimizing shareholder dilution.

General Description of our 2026 Plan

A summary of the material terms and conditions of the 2026 Plan, as amended and restated, is set forth below. This summary, however, does not purport to be a complete description of all provisions of the 2026 Plan and is qualified in its entirety by reference to the 2026 Plan, a copy of which is attached to this Proxy Statement as Appendix A. Capitalized terms used but not defined herein have the meanings given them in the 2026 Plan.

Purpose. The purpose of the 2026 Plan, as stated above, is to provide the Company's employees, consultants, and directors, whose present and potential contributions are important to the success of the Company, an incentive, through ownership of the Company's Common Stock, to continue in service to the Company, and to help the Company compete effectively with other enterprises for the services of qualified individuals.

Stock Subject to the 2026 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards is 1,000,000 shares. The maximum aggregate number of shares that may be issued pursuant to incentive stock options is also 1,000,000 shares. Notwithstanding the foregoing, any shares issued in connection with awards prior to the Company's 2026 Annual Meeting of Shareholders other than options and SARs will be counted against the limit set forth above as two shares for every one share issued in connection with such award (and shall be counted as two shares for every one share that is returned or deemed not to have been issued from the 2026 Plan in connection with an award (other than stock options and stock appreciation rights) granted prior to the Company's 2026 Annual Meeting of Shareholders). This counting rule will not apply to awards granted from and after the Company's 2026 Annual Meeting of Shareholders.

Any shares covered by an award which is forfeited, canceled, or expires shall be deemed not to have been issued for purposes of determining the maximum aggregate number of shares which may be issued under the 2026 Plan. Shares that actually have been issued pursuant to an award shall not be returned to the 2026 Plan and shall not become available for future issuance, except that if unvested shares are forfeited or repurchased by the Company at the lower of their original purchase price or their fair market value, such shares shall become available for future grant. However, (i) shares tendered or withheld in payment of an option exercise price shall not be returned to the 2026 Plan and shall not become available for future issuance; (ii) shares withheld by the Company to satisfy any tax withholding obligation in connection with the exercise of an option or SAR shall not be returned to the 2026 Plan and shall not become available for future issuance; and (iii) all shares covered by the portion of a SAR that is exercised (whether or not shares are actually issued upon exercise of the SAR) shall be considered issued pursuant to the 2026 Plan. Shares withheld by the Company to satisfy any tax withholding obligation in connection with the vesting or settlement of an award other than a stock option or SAR shall be returned to the 2026 Plan and become available for future issuance.

Annual Limits on Certain Awards. The maximum number of shares with respect to which options and stock appreciation rights may be granted to a participant during a calendar year is 1,500,000 shares. The foregoing limitations shall be adjusted proportionately by the Administrator in connection with any change in the Company's capitalization due to a stock split, stock dividend, or similar event affecting the Common Stock of the Company and its determination shall be final, binding, and conclusive.

Administration. The 2026 Plan is administered, with respect to grants to employees, directors, officers, and consultants, by the plan administrator (the "Administrator"), defined as the Board or one or more committees designated by the Board. The 2026 Plan will be administered by the Compensation Committee. With respect to grants to officers and directors, the Compensation Committee shall be constituted in such a manner as to satisfy applicable laws, including Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended.

No Re-pricings without Shareholder Approval. The Company shall obtain shareholder approval prior to (a) the reduction of the exercise price of any stock option or the base appreciation amount of any stock appreciation right awarded under the 2026 Plan or (b) the cancellation of a stock option or stock appreciation right at a time when its exercise price or base appreciation amount exceeds the fair market value of the underlying shares, in exchange for another stock option, stock appreciation right, restricted stock, cash buyout, or other award (unless the cancellation and exchange occurs in connection with a Corporate Transaction). Notwithstanding the foregoing, canceling a stock option or stock appreciation right in exchange for another stock option, stock appreciation right, restricted stock, or other award with an exercise price, purchase price, or base appreciation amount that is equal to or greater than the exercise price or base appreciation amount of the original stock option or stock appreciation right will not be subject to shareholder approval.

Terms and Conditions of Awards. The 2026 Plan provides for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights and dividend equivalent rights (collectively referred to as "awards"). Stock options granted under the 2026 Plan may be either incentive stock options under the provisions of Section 422 of the Code, or nonqualified stock options. Incentive stock options may be granted only to employees. Awards other than incentive stock options may be granted to employees, directors and consultants of the Company and its related entities. To the extent that the aggregate fair market value of shares of the Company's Common Stock subject to options designated as incentive stock options which become exercisable for the first time by a participant during any calendar year exceeds $100,000, such excess options shall be treated as nonqualified stock options. If the Code or regulations promulgated thereunder are amended after the date of the 2026 Plan and provide for a different limit on the fair market value of shares permitted to become incentive stock options, such different limit will be automatically incorporated into the 2026 Plan. Under the 2026 Plan, awards may be granted to such employees, directors or consultants who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time. Each award granted under the 2026 Plan shall be designated in an award agreement.

The Administrator may issue awards under the 2026 Plan in settlement, assumption, or substitution for outstanding awards or obligations to grant future awards in connection with the Company or a related entity acquiring another entity, or an interest in another entity or an additional interest in a related entity whether by merger, stock purchase, asset purchase, or other form of transaction. Subject to applicable laws, the Administrator has the authority, in its discretion, to select employees, consultants, and directors to whom awards may be granted from time to time, to determine whether and to what extent awards are granted, to determine the number of shares of the Company's Common Stock or the amount of other consideration to be covered by each award, to approve award agreements for use under the 2026 Plan, to determine the terms and conditions of any award (including the vesting schedule applicable to the award), to amend the terms of any outstanding award granted under the 2026 Plan (except for certain amendments that require shareholder approval, as described below), to construe and interpret the terms of the 2026 Plan and awards granted, to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions and to take such other action not inconsistent with the terms of the 2026 Plan, as the Administrator deems appropriate. Additionally, the 2026 Plan provides that dividends payable with respect to all awards of restricted stock that are subject to performance vesting shall be held subject to the vesting of the underlying shares of restricted stock.

The term of any award granted under the 2026 Plan may not be for more than seven (7) years (or five (5) years in the case of an incentive stock option granted to any participant who owns stock representing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company), excluding any period for which the participant has elected to defer the receipt of the shares or cash issuable pursuant to the award pursuant to a deferral program the Administrator may establish in its discretion.

The 2026 Plan authorizes the Administrator to grant incentive stock options and non-qualified stock options at an exercise price not less than 100% of the fair market value of the Common Stock on the date the option is granted (or 110%, in the case of an incentive stock option granted to any employee who owns stock representing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company). In the case of stock appreciation rights, the base appreciation amount shall not be less than 100% of the fair market value of the Common Stock on the date of grant. In the case of all other awards granted under the 2026 Plan, the exercise or purchase price shall be determined by the Administrator. The exercise or purchase price is generally payable in cash, check, shares of Common Stock or with respect to options, payment through a broker-dealer sale and remittance procedure or a "net exercise" procedure. As of April 16, 2026, the closing price of a share of the Common Stock on the Nasdaq Stock Market was $115.39.

The 2026 Plan provides that any amendment that would adversely affect the participant's rights under outstanding awards shall not be made without the participant's written consent, provided, however, that an amendment or modification that may cause an incentive stock option to become a nonqualified stock option shall not be treated as adversely affecting the rights of the participant. The 2026 Plan also provides that shareholder approval is required in order to (i) reduce the exercise price of any option or the base appreciation amount of any stock appreciation right awarded under the 2026 Plan or (ii) cancel any option or stock appreciation right awarded under the 2026 Plan in exchange for another award or for cash at a time when exercise price exceeds the fair market value of the underlying shares unless the cancellation and exchange occurs in connection with a Corporate Transaction; provided that canceling an option or SAR in exchange for another award with an exercise price, purchase price or base appreciation amount (as applicable) that is equal to or greater than the exercise price or base appreciation amount (as applicable) of the original option or SAR and with a term no longer than that of the original option or SAR shall not be subject to shareholder approval.

Under the 2026 Plan, the Administrator may establish one or more programs under the 2026 Plan to permit selected participants the opportunity to elect to defer receipt of consideration payable under an award. The Administrator also may establish under the 2026 Plan separate programs for the grant of particular forms of awards to one or more classes of participants.

Minimum Vesting Requirement. Any award granted under the 2026 Plan may vest as of the date no earlier than the first anniversary of the grant date of such award, except that up to a maximum of 5% of the number of shares available for issuance under the 2026 Plan will not be subject to this minimum vesting requirement. The foregoing restriction will not apply to the Administrator's discretion to provide for accelerated exercisability or vesting of any award, including in cases of the participant's termination without cause, death, or disability, upon or in connection with a Corporate Transaction or change in control of the Company, pursuant to the terms of the applicable award agreement, or otherwise. In addition, the vesting of awards to non-employee directors will be deemed to satisfy the one-year minimum vesting requirement to the extent the awards vest on the earlier of (a) the one-year anniversary of the date of grant, or (b) the next annual meeting of the Company's shareholders that is at least 50 weeks after the immediately preceding annual meeting.

Non-employee Director Awards. No non-employee director may receive awards under the 2026 Plan with a grant date fair value in excess of $300,000 in a calendar year.

Termination of Service. An award may not be exercised after the termination date of such award as set forth in the award agreement. In the event a participant in the 2026 Plan terminates continuous service with the Company, an award may be exercised only to the extent provided in the award agreement. Where an award agreement permits a participant to exercise an award following termination of service, the award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the award, whichever comes first. Any award designated as an incentive stock option, to the extent not exercised within the time permitted by law for the exercise of incentive stock options following the termination of employment, shall convert automatically to a nonqualified stock option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the award agreement.

Dividend Equivalent Rights. During the vesting period for an award, dividend equivalent rights on the underlying shares of common stock shall be automatically retained by the company (and not paid out to participants), subject to the vesting of the restricted stock and restricted stock units and shall only be made or paid upon satisfaction of the vesting conditions and restrictions applicable to the underlying restricted stock and restricted stock units. Further, no dividend equivalent rights will be paid for stock options or stock appreciation rights.

Transferability of Awards. Under the 2026 Plan, incentive stock options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards shall be transferable only by will and by the laws of descent and distribution and during the lifetime of a participant, to the extent and in the manner authorized by the Administrator, but only to the extent such transfers are made to family members, to family trusts, to family controlled entities, to charitable organizations, and pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the participant. The 2026 Plan permits the designation of beneficiaries by holders of awards, including incentive stock options.

Change in Capitalization. Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by outstanding awards, the number of shares of Common Stock that have been authorized for issuance under the 2026 Plan, the exercise or purchase price of each outstanding award, the maximum number of shares of Common Stock that may be granted subject to awards to any participant in a calendar year, and the like, shall be proportionally adjusted by the Administrator in the event of (i) any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, stock dividend, recapitalization, combination, or reclassification or similar event affecting the Common Stock of the Company, (ii) any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company or (iii) any other transaction with respect to Common Stock including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete), distribution of cash or other assets to shareholders other than a normal cash dividend, or any similar transaction; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." In the event of any distribution of cash or other assets to stockholders other than a normal cash dividend, the Administrator shall also make such adjustments or substitute, exchange or grant awards to effect such adjustments. Any such adjustments to outstanding awards will be effected in a manner that precludes the enlargement of rights and benefits under such awards.

Corporate Transaction. Effective upon the consummation of a Corporate Transaction, all outstanding awards shall terminate. However, all such awards shall not terminate to the extent the contractual obligations represented by the awards are assumed by the successor entity. Except as provided in an individual award agreement, for the portion of each award that is assumed by the successor corporation, such portion of the award will automatically vest and become exercisable and be released from any repurchase or forfeiture rights immediately upon termination of a participant's continuous service if terminated without "cause" (as defined in the 2026 Plan) within twelve (12) months after such Corporate Transaction. For the portion of each award that is not assumed by the successor corporation, such portion of the award will automatically vest and become exercisable and be released from any repurchase or forfeiture rights immediately prior to the effective date of the Corporate Transaction. For awards that have an exercise feature, the portion of the award that is not assumed will terminate if not exercised prior to the Corporate Transaction.

Change in Control. Except as provided in an individual award agreement, following a Change in Control (other than a Change in Control that is also a Corporate Transaction) and upon a participant's termination of continuous service without cause within twelve (12) months after such Change in Control, each outstanding award of such participant will automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately upon such termination.

Under the 2026 Plan, a Corporate Transaction is generally defined as:

- acquisition of 50% or more of the Company's stock by any individual or entity including by tender offer;
- unless otherwise determined by the Administrator, a reverse merger in which 40% or more of the Company's stock by any individual or entity including by tender offer is acquired;
- a sale, transfer, or other disposition of all or substantially all of the assets of the Company;
- a merger or consolidation in which the Company is not the surviving entity; or
- a complete liquidation or dissolution.

Under the 2026 Plan, a Change in Control is generally defined as:

- acquisition of 50% or more of the Company's stock by any individual or entity which a majority of the Company's Board members (who have served on the Company's Board for at least twelve (12) months) do not recommend the Company's shareholders accept, or
- a change in the composition of the Company's Board over a period of twelve (12) months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who have either been Board members continuously for a period of at least twelve (12) months or have been Board members for less than twelve (12) months and were elected or nominated for election by at least a majority of Board members who have served on the Company's Board for at least twelve (12) months.

Clawback Provision for Executive Officers and Other Participants. The award agreements issued under the 2026 Plan incorporate a policy that allows us to require forfeiture or reimbursement of the employee's incentive compensation awards if officers or certain other employees engage in defined activity detrimental to the Company. For more information regarding our incentive compensation recoupment policy, see "Compensation Recoupment Policy" within the "Compensation Discussion and Analysis" section of this Proxy Statement.

Amendment, Suspension, or Termination of the 2026 Plan. The Board may at any time amend, suspend or terminate the 2026 Plan. The 2026 Plan, as proposed to be amended and restated, will have a term of ten (10) years from the date in 2026 that the shareholders approve the amendment and restatement, unless sooner terminated by the Board. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, the Company shall obtain shareholder approval of any such amendment to the 2026 Plan in such a manner and to such a degree as is required.

Nonexclusivity of the 2026 Plan. Neither the adoption of the 2026 Plan by the Board of Directors, the submission of the 2026 Plan to the shareholders of the Company for approval, nor any provision of the 2026 Plan will be construed as creating any limitations on the power of the Board of Directors to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of awards otherwise than under the 2026 Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

Certain Federal Tax Consequences

The following summary of the federal income tax consequences of the 2026 Plan and the awards granted thereunder is based upon federal income tax laws in effect on the date of this Proxy Statement. This summary does not purport to be complete, and does not discuss non-U.S., state or local tax consequences or additional guidance that is expected to be issued by the Treasury Department under Section 409A of the Internal Revenue Code.

Nonqualified Stock Options. The grant of a nonqualified stock option under the 2026 Plan will not result in any federal income tax consequences to the option holder or to the Company. Upon exercise of a nonqualified stock option, the option holder is subject to income taxes at the rate applicable to ordinary compensation income on the difference between the option exercise price and the fair market value of the shares on the date of exercise. This income is subject to withholding for federal income and employment tax purposes. The Company is entitled to an income tax deduction in the amount of the income recognized by the option holder, subject to possible limitations imposed by Section 162(m) of the Code and so long as the Company withholds the appropriate taxes with respect to such income (if required) and the option holder's total compensation is deemed reasonable in amount. Any gain or loss on the option holder's subsequent disposition of the shares of Common Stock will receive long or short-term capital gain or loss treatment, depending on whether the shares are held for more than one year following exercise. The Company does not receive a tax deduction for any such gain.

In the event a nonqualified stock option is amended, such option may be considered deferred compensation and subject to the rules of Section 409A of the Code, which provides rules regarding the timing of payment of deferred compensation. An option subject to Section 409A of the Code which fails to comply with the rules of Section 409A may result in the acceleration of income recognition, a 20% additional tax obligation, plus penalties and interest.

Incentive Stock Options. The grant of an incentive stock option under the 2026 Plan will not result in any federal income tax consequences to the option holder or the Company. An option holder recognizes no federal taxable income upon exercising an incentive stock option (subject to the alternative minimum tax rules discussed below), and the Company receives no deduction at the time of exercise. In the event of a disposition of stock acquired upon exercise of an incentive stock option, the tax consequences depend upon how long the option holder has held the shares of Common Stock. If the option holder does not dispose of the shares within two years after the incentive stock option was granted, nor within one year after the incentive stock option was exercised, the option holder will recognize a long-term capital gain (or loss) equal to the difference between the sale price of the shares and the exercise price. The Company is not entitled to any deduction under these circumstances.

If the option holder fails to satisfy either of the foregoing holding periods, he or she must recognize ordinary income in the year of the disposition (referred to as a "disqualifying disposition"). The amount of such ordinary income generally is the lesser of (i) the difference between the amount realized on the disposition and the exercise price or (ii) the difference between the fair market value of the stock on the exercise date and the exercise price. Any gain in excess of the amount taxed as ordinary income will be treated as a long or short-term capital gain, depending on whether the stock was held for more than one year. The Company, in the year of the disqualifying disposition, is entitled to a deduction equal to the amount of ordinary income recognized by the option holder, subject to possible limitations imposed by Section 162(m) of the Code and so long as the option holder's total compensation is deemed reasonable in amount.

The "spread" under an incentive stock option—i.e., the difference between the fair market value of the shares at the time of exercise and the exercise price—is classified as an item of adjustment in the year of exercise for purposes of the alternative minimum tax. If an option holder's alternative minimum tax liability exceeds such option holder's regular income tax liability, the option holder will owe the larger amount of taxes. In order to avoid the application of alternative minimum tax with respect to incentive stock options, the option holder must sell the shares within the same calendar year in which the incentive stock options are exercised. However, such a sale of shares within the same year of exercise will constitute a disqualifying disposition, as described above.

In the event an incentive stock option is amended, such option may be considered deferred compensation and subject to the rules of Section 409A of the Code. An option subject to Section 409A of the Code which fails to comply with the rules of Section 409A can result in the acceleration of income recognition, a 20% additional tax obligation, plus penalties and interest. In addition, the amendment of an incentive stock option may convert the option from an incentive stock option to a nonqualified stock option.

Restricted Stock. The grant of restricted stock will subject the recipient to ordinary compensation income on the difference between the amount paid for such stock and the fair market value of the shares on the date that the restrictions lapse. This income is subject to withholding for federal income and employment tax purposes. The Company is entitled to an income tax deduction in the amount of the ordinary income recognized by the recipient, subject to possible limitations imposed by Section 162(m) of the Code and so long as the Company withholds the appropriate taxes with respect to such income (if required) and the recipient's total compensation is deemed reasonable in amount. Any gain or loss on the recipient's subsequent disposition of the shares will receive long or short-term capital gain or loss treatment depending on how long the stock has been held since the restrictions lapsed. The Company does not receive a tax deduction for any such gain.

Recipients of restricted stock may make an election under Section 83(b) of the Code (a "Section 83(b) Election") to recognize as ordinary compensation income in the year that such restricted stock is granted, the amount equal to the spread between the amount paid for such stock and the fair market value on the date of the issuance of the stock. If such an election is made, the recipient recognizes no further amounts of compensation income upon the lapse of any restrictions and any gain or loss on subsequent disposition will be long or short-term capital gain to the recipient. A Section 83(b) Election must be made within 30 days from the time the restricted stock is issued.

Stock Appreciation Rights. Recipients of SARs generally should not recognize income until a SAR is exercised (assuming there is no ceiling on the value of the right). Upon exercise, the recipient will normally recognize taxable ordinary income for federal income tax purposes equal to the amount of cash and fair market value of the shares, if any, received upon such exercise. Recipients who are employees will be subject to withholding for federal income and employment tax purposes with respect to income recognized upon exercise of a SAR. Recipients will recognize gain upon the disposition of any shares received on exercise of a SAR equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long or short-term capital gain depending on whether the shares were held for more than one year. The Company will be entitled to a tax deduction to the extent and in the year that ordinary income is recognized by the recipient, subject to possible limitations imposed by Section 162(m) of the Code and so long as the Company withholds the appropriate taxes with respect to such income (if required) and the recipient's total compensation is deemed reasonable in amount.

In the event a SAR is amended, such SAR may be considered deferred compensation and subject to the rules of Section 409A of the Code. A SAR subject to Section 409A of the Code which fails to comply with the rules of Section 409A may result in the acceleration of income recognition, a 20% additional tax obligation, plus penalties and interest.

Restricted Stock Units. Recipients of restricted stock units generally should not recognize income until such units are converted into cash or shares of stock. Upon conversion, the recipient will normally recognize taxable ordinary income for federal income tax purposes equal to the amount of cash and fair market value of the shares, if any, received upon such conversion. Recipients who are employees will be subject to withholding for federal income and employment tax purposes with respect to income recognized upon conversion of the restricted stock units. Participants will recognize gain upon the disposition of any shares received upon conversion of the restricted stock units equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long or short-term capital gain depending on whether the shares were held for more than one year. The Company will be entitled to a tax deduction to the extent and in the year that ordinary income is recognized by the recipient, subject to possible limitations imposed by Section 162(m) of the Code and so long as the Company withholds the appropriate taxes with respect to such income (if required) and the recipient's total compensation is deemed reasonable in amount.

Restricted stock units also can be considered nonqualified deferred compensation and subject to the rules of Section 409A of the Code. A restricted stock unit subject to Section 409A of the Code which fails to comply with the rules of Section 409A may result in the acceleration of income recognition, a 20% additional tax obligation, plus penalties and interest.

Dividend Equivalents. Recipients of stock-based awards that earn dividend equivalents will recognize taxable ordinary income on any dividend payments received with respect to awards, which income is subject to employment taxes and tax withholding for employees.

2026 Plan Benefits

We have not granted awards subject to shareholder approval of the 2026 Plan, as amended and restated. The amount and timing of awards under the 2026 Plan, including grants to the executive officers named in the Summary Compensation Table, are subject to the discretion of the Administrator, and, except as indicated below, the Administrator has not determined future awards or the participants who might receive them. Therefore, it is not presently possible to determine the benefits or amounts that may be received by individuals or groups pursuant to the 2026 Plan in the future, other than our non-executive directors, nor is it possible to determine the benefits or amounts which would have been received by or allocated to individuals or groups for 2026 if the 2026 Plan had been in effect.

Pursuant to our current compensation program for non-executive directors, each of our non-executive directors receives an annual grant of restricted stock units, which units will vest in full on April 1 of the year after the year of grant (for more information regarding director compensation, see "Director Compensation"). Each grant consists of that number of restricted stock units settleable in shares of the Company's Common Stock equal to approximately $145,000 divided by the fair market value of a share of Common Stock, measured on the basis of the closing sales price as reported on the NASDAQ Stock Market on the date of determination.

Plan Grants During Fiscal Year 2025

The following table shows the number of restricted stock units, SARs, and stock options which we have awarded as of December 31, 2025, to the following individuals and groups:

- our named executive officers;
- all 9 of our current executive officers as a group;
- all 5 of our current non-employee directors as a group; and
- non-officer employees as a group. Past grant levels may not be indicative of future grants.

Name and Position	Restricted Stock Units	SARS	Stock Options
Joseph F. Hanna (Director and former Chief Executive Officer)	33,820	—	—
Philip B. Hawkins (Chief Executive Officer, President and Director)	6,300	—	—
Keith E. Pratt (Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary)	18,480	—	—
Gilda Malek (Senior Vice President, Chief Legal Officer and Corporate Secretary)	6,300	—	—
Kristina E. Van Trease (Senior Vice President, Chief Strategy Officer)	3,140	—	—
Executive Officer Group (9 persons)[1]	77,560	—	—
Non-Executive Director Group (5 persons)	5,000	—	—
Non-Officer Employee Group (60 persons)[2]	26,020	—	—

(1) Includes Joseph F. Hanna, who retired as the Company's President and Chief Executive Officer effective April 3, 2026.

(2) The Non-Officer Employee Group are key employees whose present and potential contributions are important to the success of the Company, and through ownership of the Company's Common Stock, are incentivized to continue in service to the Company.

For more information about awards previously granted to our directors, including material terms, under the 2016 Plan, see "Director Compensation." For more information about awards previously granted to our named executive officers, including material terms, under the 2016 Plan, see "2025 Grants of Plan Based Awards" and "2025 Outstanding Equity Awards at Fiscal Year-End."

As of December 31, 2025, the fair market value of a share of the Company's Common Stock was $104.93 measured on the basis of the closing sales price on that date as reported on the NASDAQ Stock Market.

Required Vote

The affirmative vote of the holders of a majority of the shares of the Company's Common Stock present or represented at the Annual Meeting is required to approve the amendment and restatement of the 2016 Plan as Amended and Restated 2026 Stock Incentive Plan. Abstentions will have the same effect as a vote against this proposal and broker "non-votes," if any, will have no effect on this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> THE AMENDED AND RESTATED 2026 STOCK INCENTIVE PLAN.

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Grant Thornton LLP has been selected by the Audit Committee to be the Company's independent auditors for the Company's fiscal year ending December 31, 2026. Under the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder, the Audit Committee is solely responsible for the appointment, compensation, and oversight of the work of our independent auditors and shareholders are not required to ratify the selection of Grant Thornton LLP. However, we are submitting the selection of Grant Thornton LLP as our independent auditors to our shareholders for ratification as a matter of good corporate practice. In the event that ratification of this selection of independent auditors is not approved by a majority of the shares of Common Stock entitled to vote at the Annual Meeting via online presence or by proxy, the Audit Committee will review our future selection of independent auditors. Even if the appointment of Grant Thornton LLP is ratified by our shareholders, the Audit Committee, in its discretion, may direct the appointment of a different independent auditor at any time during the year if the Audit Committee determines that such a change is in the best interests of the Company and our shareholders.

A representative of Grant Thornton LLP is expected to be present at the Annual Meeting via online presence. The representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Grant Thornton LLP performed services for the Company in fiscal years 2024 and 2025 related to financial statement audit work, quarterly reviews, and quarterly earnings release reviews. Fees related to services rendered by Grant Thornton LLP for fiscal years 2024 and 2025 were as follows:

	2025	2024
Audit Fees[1]	$ 2,162,395	$ 2,305,826
Audit-Related Fees[2]	$ 54,570	$ 81,855
Tax Fees	$ —	$ —
All Other Fees	$ —	$ —
Total	$ 2,216,965	$ 2,387,681

(1) Audit fees represent fees for the audit of the Company's consolidated financial statements and internal controls over financial reporting included in our 2025 Annual Report and the review of the Company's consolidated financial statements included in our quarterly reports on Form 10-Q and fees in connection with statutory audits and regulatory filings or engagements.

(2) Audit-Related Fees include fees associated with obtaining consents in connection with regulatory filings and audit of the Company's Employee Stock Ownership and 401(k) Plans.

Audit and Non-Audit Services Pre-Approval Policy

Under the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by Grant Thornton LLP, the Company's independent registered public accounting firm, must be approved in advance by the Audit Committee to assure that such services do not impair the auditors' independence from the Company. In April 2004, the Audit Committee adopted an Audit and Non-Audit Services Pre-Approval Policy which sets forth the procedures and conditions pursuant to which audit and non-audit services to be performed by the independent auditors are to be pre-approved. Pursuant to the policy, certain services or categories of services described in detail in the policy may be pre-approved generally on an annual basis together with pre-approved maximum fee levels for such services. The services eligible for annual pre-approval consist of audit services, audit-related services, tax services, and other services. If not pre-approved on an annual basis, proposed services must otherwise be separately approved prior to being performed by the independent auditors. The Audit Committee may also pre-approve particular services on a case-by-case basis. In addition, any services that receive annual pre-approval but exceed the pre-approved maximum fee level also will require separate approval by the Audit Committee. The Audit Committee may delegate authority to pre-approve audit and non-audit services to any member of the Audit Committee but may not delegate such authority to management. The Company's independent auditors and Chief Financial Officer are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with the pre-approval policy and the fees for the services performed to date. The Audit Committee pre-approved all of the audit, audit-related, tax, and all other services described as Audit Fees in the table above.

Proxy Statement

Report of the Audit Committee of the Board of Directors

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act or the Exchange Act that might incorporate future filings, including this Proxy Statement, with the SEC, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filings, nor shall the following report be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act, unless specifically stated to be incorporated by reference therein.

The Audit Committee currently has four (4) members, consisting of four (4) independent directors, Nicolas C. Anderson, Kimberly A. Box, Smita Conjeevaram, and William J. Dawson. Mr. Dawson serves as its Chairman. The Company's management is responsible for the Company's internal controls, financial reporting, compliance with laws and regulations, and ethical business standards. The Company's independent registered public accounting firm, Grant Thornton LLP, is responsible for performing an independent audit of the Company's consolidated financial statements and internal controls over financial reporting in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board ("PCAOB") (United States) and to issue reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes as well as the independence and performance of the Company's independent registered public accounting firm. However, the members of the Audit Committee are not professionally engaged in the practice of accounting or auditing and are not experts in the fields of accounting or auditing. They rely, without independent verification, on the information provided to them and on the representations made by management and the independent auditors.

The Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2025, and audit of internal controls over financial reporting as of December 31, 2025, with management.

2. The Audit Committee has discussed with Grant Thornton LLP, the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

3. The Audit Committee has received an independence letter from Grant Thornton LLP as required by the standards of the PCAOB regarding Grant Thornton's communications with the Audit Committee concerning independence and has discussed with Grant Thornton LLP its independence.

4. Based on the reviews and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the Company's audited consolidated financial statements be included in the 2025 Annual Report that was filed with the SEC on February 25, 2026.

Submitted by the Audit Committee:

William J. Dawson, Chair
Nicolas C. Anderson
Kimberly A. Box
Smita Conjeevaram

Required Vote

The affirmative vote of the holders of a majority of the shares of the Company's Common Stock present or represented at the Annual Meeting and entitled to vote is required to approve the ratification of the selection of Grant Thornton LLP as our independent auditors for the year 2026. Abstentions will have the same effect as a vote against this proposal and broker "non-votes," if any, will have no effect on this proposal. Because the ratification of auditors is considered a "routine" matter for which brokers may vote in the absence of shareholder direction, there will not be any broker "non-votes" on this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> THE RATIFICATION OF THE SELECTION OF GRANT THORNTON LLP.

PROPOSAL NO. 4

NON-BINDING, ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("the Dodd-Frank Act") added Section 14A to the Exchange Act, which requires that we provide our shareholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's compensation disclosure rules. At the Company's 2023 Annual Meeting, the Company's shareholders voted to recommend, on an advisory basis, that advisory votes on executive compensation be held every year. Based on these voting results and consistent with the Company's recommendation, the Board of Directors is holding an advisory vote on the compensation of the Company's named executive officers at the 2026 Annual Meeting.

As described in detail under the heading "*Executive Compensation and Other Information—Compensation Discussion and Analysis*," our executive compensation program is designed to attract and retain exceptional talent, reward past performance, and establish and reward measurable objectives for future performance. Our primary objective is to align our executive officers' interests with the interests of our shareholders by rewarding the achievement of established goals that contribute to increased long-term shareholder value. Please read the "*Compensation Discussion and Analysis*" in this Proxy Statement for additional details about our executive compensation programs, including information about the fiscal year 2025 compensation of our named executive officers.

As part of designing and implementing the compensation programs for all employees, the Company considers the risks that may be created and whether any such risks may have an adverse impact on the Company, and whether, overall, the Company's compensation programs are reasonably likely to have a material adverse impact on the Company. In making this determination, the Company considers the overall mix of compensation for employees as well as the various risk control and mitigation features of our compensation plans, including appropriate performance measures and targets and incentive plan payout maximums.

The Compensation Committee continually reviews the compensation programs applicable to our named executive officers to ensure they achieve the desired goals of aligning our executive compensation structure with our shareholders' interests and current market practices.

A more complete explanation of these changes is included in the "*Compensation Discussion and Analysis*" section of this Proxy Statement.

We are asking our shareholders to indicate their support for our named executive officer compensation as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to indicate whether they approve of our named executive officers' compensation. This vote is not intended to address any specific element of compensation but rather relates to the overall compensation of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement in accordance with the SEC's compensation disclosure rules. Accordingly, we will ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee, or the Board of Directors. The Board of Directors and our Compensation Committee value the opinions of our shareholders and, to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Required Vote

The affirmative vote of the holders of a majority of the shares of the Company's Common Stock present or represented at the Annual Meeting and entitled to vote is required to approve, on an advisory basis, the compensation of the Company's named executive officers. Abstentions will have the same effect as a vote against this proposal and broker "non-votes," if any, will have no effect on this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies in the enclosed form will be voted in respect thereof in accordance with the judgments of the persons voting the proxies.

By Order of the Board of Directors,

Gilda Malek
*Senior Vice President, Chief Legal Officer and
Corporate Secretary*

April 24, 2026
Livermore, California

MCGRATH RENTCORP

2026 STOCK INCENTIVE PLAN

(As Amended and Restated Effective, [,] 2026)

1.   *Purposes of the Plan*. The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors, and Consultants, and to promote the success of the Company's business.

2.   *Definitions*. The following definitions shall apply as used herein and in the individual Award Agreements, except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supersede the definition contained in this Section 2.

   (a)   "*Administrator*" means the Board or any of the Committees appointed to administer the Plan.

   (b)   "*Affiliate*" and "*Associate*" shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

   (c)   "*Applicable Laws*" means the legal requirements relating to the Plan and the Awards under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein.

   (d)   "*Assumed*" means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which at least preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award.

   (e)   "*Award*" means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Stock, Restricted Stock Unit, or other right or benefit under the Plan.

   (f)   "*Award Agreement*" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

   (g)   "*Board*" means the Board of Directors of the Company.

   (h)   "*Cause*" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Service, that such termination is for "Cause" as such term (or word of like import) is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person; provided, however, that with regard to any agreement that defines "Cause" on the occurrence of or in connection with a Corporate Transaction or a Change in Control, such definition of "Cause" shall not apply until a Corporate Transaction or a Change in Control actually occurs.

   (i)   "*Change in Control*" means a change in ownership or control of the Company effected through either of the following transactions:

      (i)   the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such shareholders accept, or

      (ii)   a change in the composition of the Board over a period of twelve (12) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors; *provided*

Proxy Statement

that, for purposes of Awards granted hereunder that are subject to Section 409A and with respect to which payment or settlement of the Awards would occur in connection with the transaction, the transaction must also constitute a "change in the ownership or effective control, or in the ownership of a substantial portion of the assets" (as defined in Section 409A) of the Company.

(j)   "*Code*" means the Internal Revenue Code of 1986, as amended.

(k)   "*Committee*" means any committee composed of members of the Board appointed by the Board to administer the Plan.

(l)   "*Common Stock*" means the common stock of the Company.

(m)   "*Company*" means McGrath RentCorp, a California corporation, or any successor entity that adopts the Plan in connection with a Corporate Transaction.

(n)   "*Consultant*" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(o)   "*Continuing Directors*" means members of the Board who either (i) have been Board members continuously for a period of at least twelve (12) months or (ii) have been Board members for less than twelve (12) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(p)   "*Continuous Service*" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director, or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director, or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity, notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director, or Consultant can be effective under Applicable Laws. A Grantee's Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). Notwithstanding the foregoing, the Administrator may determine that, in the event of any spin-off of a Related Entity, service as an Employee, Director, or Consultant for such Related Entity following such spin-off shall be deemed to be Continuous Service for purposes of the Plan and any Award under the Plan. An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds three (3) months, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the expiration of such three (3) month period.

(q)   "*Corporate Transaction*" means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding, and conclusive:

(i)   a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(ii)   the sale, transfer, or other disposition of all or substantially all of the assets of the Company;

(iii)   the complete liquidation or dissolution of the Company;

(iv)   any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the shares of Common Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than forty percent (40%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

(v) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; *provided that*, for purposes of Awards granted hereunder that are subject to Section 409A and with respect to which payment or settlement of the Awards would occur in connection with the transaction, the transaction must also constitute a "change in the ownership or effective control, or in the ownership of a substantial portion of the assets" (as defined in Section 409A) of the Company.

(r) "*Director*" means a member of the Board or the board of directors of any Related Entity.

(s) "*Disability*" means as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services, regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(t) "*Dividend Equivalent Right*" means a right entitling the Grantee to compensation measured by dividends paid with respect to Common Stock, provided that no such right may be granted with respect to Options or SARs. Dividend Equivalent Rights granted in connection with Restricted Stock or Restricted Stock Units shall be held subject to the vesting of the underlying Restricted Stock or Restricted Stock Units and shall only be made or paid upon satisfaction of the vesting conditions and restrictions applicable to the underlying Restricted Stock or Restricted Stock Units.

(u) "*Employee*" means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

(v) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(w) "*Fair Market Value*" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on one or more established stock exchanges or national market systems, including without limitation The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market of The NASDAQ Stock Market LLC, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Common Stock is listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such stock as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(x) "*Grantee*" means an Employee, Director, or Consultant who receives an Award under the Plan.

(y) "*Incentive Stock Option*" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code

(z) "*Non-Qualified Stock Option*" means an Option not intended to qualify as an Incentive Stock Option.

(aa) "*Officer*" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb)   "*Option*" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(cc)   "*Parent*" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(dd)   "*Performance Period*" means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to, or the amount or entitlement to, an Award.

(ee)   "*Plan*" means this 2026 Stock Incentive Plan (formerly known as the 2016 Stock Incentive Plan and the 2007 Stock Incentive Plan).

(ff)   "*Related Entity*" means any Parent or Subsidiary of the Company.

(gg)   "*Replaced*" means that pursuant to a Corporate Transaction the Award is replaced with a comparable stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award. The determination of Award comparability shall be made by the Administrator, and its determination shall be final, binding, and conclusive.

(hh)   "*Restricted Stock*" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator. Dividends payable with respect to Restricted Stock that is subject to performance vesting shall be held subject to the vesting of the underlying Shares.

(ii)   "*Restricted Stock Units*" means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares, or other securities or a combination of cash, Shares, or other securities as established by the Administrator.

(jj)   "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

(kk)   "*SAR*" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock.

(ll)   "*Section 409A*" means Section 409A of the Code, and any proposed, temporary, or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

(mm)   "*Share*" means a share of the Common Stock.

(nn)   "*Subsidiary*" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.   *Stock Subject to the Plan.*

(a)   Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards is 1,000,000 Shares, which includes the number of Shares that remained available for grants of awards under the Company's 1998 Stock Option Plan (the "1998 Plan") as of the date the Plan was originally approved by the Company's shareholders and Shares that would otherwise have been returned to the 1998 Plan as a result of forfeiture, termination or expiration of awards previously granted under the 1998 Plan (ignoring the termination or expiration of the 1998 Plan for the purpose of determining the number of Shares available for the Plan); provided, however, that the maximum aggregate number of Shares that may be issued pursuant to Incentive Stock Options is 1,000,000 Shares. Notwithstanding the foregoing, any Shares issued in connection with Awards (other than Options and SARs) granted on or after the effective date of the Plan and prior to the Company's 2026 annual meeting of shareholders shall be counted against the limit set forth herein as two (2) Shares for every one (1) Share issued in connection with such Award (and shall be counted as two (2) Shares for every one (1) Share returned or deemed not have been issued from the Plan pursuant to Section 3(b) below in connection with Awards (other than Options and SARs) granted on or after the effective date of the Plan and prior to the Company's 2026 annual meeting of shareholders). For the avoidance of doubt, any Shares issued in connection with Awards granted on or after the effective date of the Plan (as determined in accordance with Section 12) and after the Company's 2026 annual meeting of shareholders shall be counted against the limit set forth herein as one (1) Share for every one (1) Share issued in connection with such Award. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock.

(b)   Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled, or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the

Plan, except that if unvested Shares are forfeited, or repurchased by the Company at the lower of their original purchase price or their Fair Market Value at the time of repurchase, such Shares shall become available for future grant under the Plan. Notwithstanding anything to the contrary contained herein: (i) Shares tendered or withheld in payment of an Option exercise price shall not be returned to the Plan and shall not become available for future issuance under the Plan; (ii) Shares withheld by the Company to satisfy any tax withholding obligation in connection with the exercise of an Option or SAR shall not be returned to the Plan and shall not become available for future issuance under the Plan; and (iii) all Shares covered by the portion of an SAR that is exercised (whether or not Shares are actually issued to the Grantee upon exercise of the SAR) shall be considered issued pursuant to the Plan. Shares withheld by the Company to satisfy any tax withholding obligation in connection with the vesting or settlement of an Award other than an Option or SAR shall be returned to the Plan and become available for future issuance under the Plan.

4. *Administration of the Plan.*

    (a) *Plan Administrator.*

        (i) *Administration with Respect to Directors and Officers.* With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

        (ii) *Administration With Respect to Consultants and Other Employees.* With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

        (iii) *Administration Errors.* In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

    (b) *Powers of the Administrator.* Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

        (i) to select the Employees, Directors, and Consultants to whom Awards may be granted from time to time hereunder;

        (ii) to determine whether and to what extent Awards are granted hereunder;

        (iii) to determine the number of Shares or the amount of cash or other consideration to be covered by each Award granted hereunder;

        (iv) to approve forms of Award Agreements for use under the Plan;

        (v) to determine the terms and conditions of any Award granted hereunder;

        (vi) to amend the terms of any outstanding Award granted under the Plan, provided that (A) any amendment that would adversely affect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent, provided, however, that an amendment or modification that may cause an Incentive Stock Option to become a Non-Qualified Stock Option shall not be treated as adversely affecting the rights of the Grantee, (B) the reduction of the exercise price of any Option awarded under the Plan and the base appreciation amount of any SAR awarded under the Plan shall be subject to shareholder approval and (C) canceling an Option or SAR at a time when its exercise price or base appreciation amount (as applicable) exceeds the Fair Market Value of the underlying Shares, in exchange for another Option, SAR, Restricted Stock or other Award or for cash shall be subject to shareholder approval, unless the cancellation and exchange occurs in connection with a Corporate Transaction. Notwithstanding the foregoing, canceling an Option or SAR in exchange for another Option, SAR, Restricted Stock, or for another Award with an exercise price, purchase price or base appreciation amount (as applicable) that is equal to or greater than the exercise price or base appreciation amount (as applicable) of the original Option or SAR and with a term no longer than that of the original Option or SAR shall not be subject to shareholder approval;

(vii)   to construe and interpret the terms of the Plan and Awards, including, without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(viii)   to grant Awards to Employees, Directors, and Consultants employed outside the United States on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to further the purpose of the Plan; and

(ix)   to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator; provided that the Administrator may not exercise any right or power reserved to the Board. Any decision made, or action taken, by the Administrator or in connection with the administration of this Plan shall be final, conclusive, and binding on all persons having an interest in the Plan.

(c)   *Indemnification*. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company's expense to defend the same.

5.   *Eligibility*. Awards other than Incentive Stock Options may be granted to Employees, Directors, and Consultants. Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company. An Employee, Director, or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards. Awards may be granted to such Employees, Directors, or Consultants who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time.

6.   *Terms and Conditions of Awards.*

(a)   *Types of Awards*. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Stock or Restricted Stock Units or Divided Equivalent Rights, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b)   *Designation of Award*. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, an Option will qualify as an Incentive Stock Option under the Code only to the extent the $100,000 limitation of Section 422(d) of the Code is not exceeded. The $100,000 limitation of Section 422(d) of the Code is calculated based on the aggregate Fair Market Value of the Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company). For purposes of this calculation, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option. In the event that, the Code or the regulations promulgated thereunder are amended after the date the Plan becomes effective to provide for a different limit on the Fair Market Value of Shares permitted to be subject to Incentive Stock Options, then such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

(c) *Conditions of Award*. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria may be applicable to the Company, Related Entities, and/or any individual business units of the Company or any Related Entity. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement. In addition, the performance criteria shall be calculated in accordance with generally accepted accounting principles, but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual, or nonrecurring item, as determined by the Administrator.

(d) *Acquisitions and Other Transactions*. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity, or an additional interest in a Related Entity, whether by merger, stock purchase, asset purchase, or other form of transaction.

(e) *Deferral of Award Payment*. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(f) *Separate Programs*. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(g) *Individual Limitations on Awards*.

    (i) *Individual Limit for Options and SARs*. The maximum number of Shares with respect to which Options and SARs may be granted to any Grantee in any calendar year shall be one million five hundred thousand (1,500,000) Shares. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10 below.

    (ii) *Individual Limit for Restricted Stock and Restricted Stock Units*. For awards of Restricted Stock and Restricted Stock Units that are intended to be Performance-Based Compensation, the maximum number of Shares with respect to which such Awards may be granted to any Grantee in any calendar year shall be one million (1,000,000) Shares. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10 below.

    (iii) *Individual Limit for Non-Employee Director Awards*. Effective upon the Plan's approval by shareholders in 2026, the aggregate grant date fair value of Awards to a Director who is not then an Employee may not exceed $300,000 in any calendar year.

    (iv) *Deferral*. If the vesting or receipt of Shares under an Award is deferred to a later date, any amount (whether denominated in Shares or cash) paid in addition to the original number of Shares subject to such Award will not be treated as an increase in the number of Shares subject to the Award if the additional amount is based either on a reasonable rate of interest or on one or more predetermined actual investments such that the amount payable by the Company at the later date will be based on the actual rate of return of a specific investment (including any decrease as well as any increase in the value of an investment).

(h) *Early Exercise*. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director, or Consultant to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

(i) *Term of Award*. The term of each Award shall be no more than seven (7) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

(j)   *Transferability of Awards*. Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Other Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee, to the extent and in the manner authorized by the Administrator, but only to the extent such transfers are made to family members, to family trusts, to family controlled entities, to charitable organizations, and pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the Grantee. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee's Award in the event of the Grantee's death on a beneficiary designation form provided by the Administrator.

(k)   *Time of Granting Awards*. The date of grant of an Award shall, for all purposes, be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator.

(l)   *Minimum Vesting*. Effective upon the Plan's approval by shareholders in 2026, Awards shall not provide for vesting that is more rapid than vesting after (1) year; provided that, after the effective date of this provision, Awards covering up to 5% of the Shares authorized for issuance under the Plan may be granted without regard to the limitations of this Section 6(l) and *provided further* that the foregoing restriction shall not apply to the Administrator's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of termination without Cause, death, Disability or in connection with or upon a Corporate Transaction or Change in Control, pursuant to the terms of the applicable Award Agreement, or otherwise. In addition, the vesting of Awards granted to Directors who are not Employees will be deemed to satisfy the one-year minimum vesting requirement to the extent the Awards vest on the earlier of (a) the one-year anniversary of the date of grant, or (b) the next annual meeting of the Company's shareholders that is at least 50 weeks after the immediately preceding annual meeting.

7.   *Award Exercise or Purchase Price, Consideration, and Taxes.*

(a)   *Exercise or Purchase Price*. The exercise or purchase price, if any, for an Award shall be as follows:

(i)   In the case of an Incentive Stock Option:

(A)   granted to an Employee who, at the time of the grant of such Incentive Stock Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

(B)   granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(ii)   In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iii)   In the case of SARs, the base appreciation amount shall not be less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iv)   In the case of other Awards, such price as is determined by the Administrator.

(v)   Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d) above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

(b)   *Consideration*. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award, including the method of payment, shall be determined by the Administrator. In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i)   cash;

(ii)   check;

(iii)   surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require, which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised;

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(iv) with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

(v) with respect to Options, payment through a "net exercise" such that, without the payment of any funds, the Grantee may exercise the Option and receive the net number of Shares equal to (i) the number of Shares as to which the Option is being exercised, multiplied by (ii) a fraction, the numerator of which is the Fair Market Value per Share (on such date as is determined by the Administrator) less the Exercise Price per Share, and the denominator of which is such Fair Market Value per Share (the number of net Shares to be received shall be rounded down to the nearest whole number of Shares);

(vi) any combination of the foregoing methods of payment.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c) *Taxes*. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any non-U.S., federal, state, or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares. Upon exercise or vesting of an Award the Company shall withhold or collect from the Grantee an amount sufficient to satisfy such tax obligations, including, but not limited to, by surrender of the whole number of Shares covered by the Award sufficient to satisfy the minimum applicable tax withholding obligations incident to the exercise or vesting of an Award (reduced to the lowest whole number of Shares if such number of Shares withheld would result in withholding a fractional Share with any remaining tax withholding settled in cash).

8. *Exercise of Award.*

(a) *Procedure for Exercise; Rights as a Shareholder.*

(i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been made, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

(b) *Exercise of Award Following Termination of Continuous Service.*

(i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Service only to the extent provided in the Award Agreement.

(ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(iii) Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee's Continuous Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

9.   *Conditions Upon Issuance of Shares.*

    (a)   If at any time the Administrator determines that the delivery of Shares pursuant to the exercise, vesting or any other provision of an Award is or may be unlawful under Applicable Laws, the vesting or right to exercise an Award or to otherwise receive Shares pursuant to the terms of an Award shall be suspended until the Administrator determines that such delivery is lawful and shall be further subject to the approval of counsel for the Company with respect to such compliance. The Company shall have no obligation to effect any registration or qualification of the Shares under federal or state laws.

    (b)   As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10.   *Adjustments Upon Changes in Capitalization.* Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any calendar year, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) any other transaction with respect to Common Stock including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." In the event of any distribution of cash or other assets to stockholders other than a normal cash dividend, the Administrator shall also make such adjustments as provided in this Section 10 or substitute, exchange, or grant Awards to effect such adjustments (collectively "adjustments"). Any such adjustments to outstanding Awards will be effected in a manner that precludes the enlargement of rights and benefits under such Awards. In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the exercise of Awards or other issuance of Shares, cash, or other consideration pursuant to Awards during certain periods of time. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11.   *Corporate Transactions and Changes in Control.*

    (a)   *Termination of Award to Extent Not Assumed in Corporate Transaction.* Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate. However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

    (b)   Acceleration of Award Upon Corporate Transaction or Change in Control.

        (i)   *Corporate Transaction.* Except as provided otherwise in an individual Award Agreement, in the event of a Corporate Transaction and:

            (A)   for the portion of each Award that is Assumed or Replaced, then such Award (if Assumed), the replacement Award (if Replaced), or the cash incentive program (if Replaced) automatically shall become fully vested, exercisable and payable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value) for all of the Shares (or other consideration) at the time represented by such Assumed or Replaced portion of the Award, immediately upon termination of the Grantee's Continuous Service if such Continuous Service is terminated by the successor company or the Company without Cause within twelve (12) months after the Corporate Transaction; and

            (B)   for the portion of each Award that is neither Assumed nor Replaced, such portion of the Award shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value) for all of the Shares (or other consideration) at the time represented by such portion of the Award, immediately prior to the specified effective date of such Corporate Transaction, provided that the Grantee's Continuous Service has not terminated prior to such date. For Awards that have an exercise feature, the portion of the Award that is not Assumed shall terminate under subsection (a) of this Section 11 to the extent not exercised prior to the consummation of such Corporate Transaction.

Proxy Statement

(ii) *Change in Control*. Except as provided otherwise in an individual Award Agreement, following a Change in Control (other than a Change in Control which also is a Corporate Transaction) and upon the termination of the Continuous Service of a Grantee if such Continuous Service is terminated by the Company or Related Entity without Cause within twelve (12) months after a Change in Control, each Award of such Grantee which is at the time outstanding under the Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value), immediately upon the termination of such Continuous Service.

(A) *Effect of Acceleration on Incentive Stock Options*. Any Incentive Stock Option accelerated under this Section 11 in connection with a Corporate Transaction or Change in Control shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded.

12. *Effective Date and Term of Plan*. The Plan shall become effective as amended and restated upon its approval in 2026 by the shareholders of the Company. It shall continue in effect for a term of ten (10) years from such approval unless sooner terminated. Subject to Section 17, below, and Applicable Laws, Awards may be granted under the terms of the amended and restated Plan upon its becoming effective.

13. *Amendment, Suspension, or Termination of the Plan.*

(a) The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's shareholders to the extent such approval is required by Applicable Laws, or if such amendment would lessen the shareholder approval requirements of Section 4(b)(vi) or this Section 13(a).

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c) No suspension or termination of the Plan (including termination of the Plan under Section 11, above) shall adversely affect any rights under Awards already granted to a Grantee.

14. *Reservation of Shares.*

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15. *No Effect on Terms of Employment/Consulting Relationship*. The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee's Continuous Service at any time, with or without Cause, including but not limited to Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee's Continuous Service has been terminated for Cause for the purposes of this Plan.

16. *No Effect on Retirement and Other Benefit Plans*. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Pension Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

17. *Shareholder Approval*. The grant of Incentive Stock Options under the Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted, excluding Incentive Stock Options issued in substitution for outstanding Incentive Stock Options pursuant to Section 424(a) of the Code. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws. The Administrator may grant Incentive Stock Options under the Plan prior to approval by the shareholders, but until such approval is obtained, no such Incentive Stock Option shall be exercisable. In the event that shareholder approval is not obtained within the twelve (12) month period provided above, all Incentive Stock Options previously granted under the Plan shall be exercisable as Non-Qualified Stock Options.

18. *Unfunded Obligation*. Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company, or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee's creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

19. *Construction*. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

20. *Clawback/Recovery*. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Administrator may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Administrator determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant's right to voluntarily terminate employment upon a "resignation for good reason," or for a "constructive termination," or any similar term under any plan of or agreement with the Company.

21. *Nonexclusivity of the Plan*. Neither the adoption of the Plan by the Board, the submission of the Plan to the shareholders of the Company for approval, nor any provision of the Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of Awards otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

22. *Plan History*. The Plan was originally adopted on March 9, 2007. The Plan was amended and restated effective June 4, 2009, subject to shareholder approval, in order to increase the maximum aggregate number of Shares which may be issued pursuant to all Awards under the Plan and to decrease the maximum term of Awards which may be issued under the Plan. The Plan was further amended and restated effective June 6, 2012, subject to shareholder approval, in order to increase the maximum aggregate number of shares which may be issued pursuant to all Awards under the Plan, to add performance criteria, to permit the use under the Plan of Shares withheld to pay tax on awards other than Options and SARs, to extend the term of the Plan to ten (10) years from June 6, 2012, and to make certain other nonsubstantive changes. The Plan was amended and restated effective June 8, 2016, in order to increase the maximum aggregate number of shares which may be issued pursuant to all Awards under the Plan, to implement an annual limit on non-employee director Awards, to set a minimum vesting schedule for certain Awards, to extend the term of the Plan to ten (10) years from June 8, 2016 and to change the Plan's name. The Plan was further amended and restated effective [,] 2026, subject to shareholder approval, in order to increase the maximum aggregate number of shares which may be issued pursuant to all Awards under the Plan, to 1,000,000 shares, to extend the term of the Plan to ten (10) years from [,] 2026, and to make certain other nonsubstantive changes.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-13292

McGRATH RENTCORP
(Exact name of registrant as specified in its Charter)

California	**94-2579843**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

5700 Las Positas Road, Livermore, CA 94551-7800
(Address of principal executive offices)

Registrant's telephone number: (925) 606-9200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MGRC	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2025 (based upon the closing sale price of the registrant's common stock as reported on the NASDAQ Global Select Market on June 30, 2025): $2,853,953,135.

As of February 24, 2026, 24,611,657 shares of Registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2025 Annual or Special Meeting of Shareholders or included in an amendment to this Annual Report on Form 10-K, which, in either case, will be filed no later than 120 days after December 31, 2025.

Exhibit index appears on page 94.

2025 Form 10-K

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K ("this Form 10-K") which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, regarding McGrath RentCorp's (the "Company's") expectations, strategies, prospects or targets are forward looking statements, including statements about our belief that we will continue to be able to negotiate general bank lines of credit and issue senior notes adequate to meet capital requirements not otherwise met by operational cash flows and proceeds from sales of rental equipment. These forward-looking statements also can be identified by the use of forward-looking terminology such as "anticipates", "believes", "continues", "could", "estimates", "expects", "intends", "may", "plan", "predict", "project", or "will", or the negative of these terms or other comparable terminology.

Management cautions that forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause our actual results to differ materially from those projected in such forward-looking statements. Further, our future business, financial condition and results of operations could differ materially from those anticipated by such forward-looking statements and are subject to risks and uncertainties as set forth under "Risk Factors" in this Form 10-K. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

Forward-looking statements are made only as of the date of this Form 10-K and are based on management's reasonable assumptions, however these assumptions can be wrong or affected by known or unknown risks and uncertainties. No forward-looking statement can be guaranteed and subsequent facts or circumstances may contradict, obviate, undermine or otherwise fail to support or substantiate such statements. Readers should not place undue reliance on these forward-looking statements and are cautioned that any such forward-looking statements are not guarantees of future performance. Except as otherwise required by law, we are under no duty to update any of the forward-looking statements after the date of this Form 10-K to conform such statements to actual results or to changes in our expectations.

PART I

ITEM 1.   BUSINESS.

General Overview

McGrath RentCorp (the "Company") is a California corporation organized in 1979 with corporate offices located in Livermore, California. The Company's common stock is traded on the NASDAQ Global Select Market under the symbol "MGRC". References in this report to the "Company", "we", "us", and "ours" refer to McGrath RentCorp and its subsidiaries, unless the context requires otherwise.

The Company is a diversified business-to-business rental company with three rental divisions: relocatable modular buildings, portable storage containers and electronic test equipment. Although the Company's primary emphasis is on equipment rentals, sales of equipment occur in the normal course of business. At December 31, 2025, the Company was comprised of four reportable business segments: (1) its modular building segment ("Mobile Modular"); (2) its portable storage container segment ("Portable Storage"); (3) its electronic test equipment segment ("TRS-RenTelco"); and (4) its classroom manufacturing business selling modular buildings used primarily as classrooms in California ("Enviroplex").

Mutual decision to terminate Merger Agreement with WillScot Mobile Mini Holdings Corp

As previously disclosed, on January 28, 2024, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), with WillScot Mobile Mini Holdings Corp., a Delaware corporation ("WillScot Mobile Mini"), Brunello Merger Sub I, Inc., a California corporation and a direct wholly owned subsidiary of WillScot Mobile Mini, and Brunello Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of WillScot Mobile Mini. On September 17, 2024, the Company and WillScot Mobile Mini mutually agreed to terminate the Merger Agreement, effective upon WillScot Mobile Mini's cash payment of $180.0 million to the Company, which was received on September 20, 2024.

Transaction costs attributed to the Merger Agreement are reported in the Company's Corporate segment. Expenses recognized as a result of the terminated Merger Agreement during the year ended December 31, 2024, were $63.2 million. The termination payment received of $180.0 million, net of transaction costs, resulted in net proceeds received of $116.8 million during the year ended December 31, 2024. The Company determined that the transaction costs incurred on the terminated merger were significant and required separate presentation on the Company's consolidated statements of income for the year ended December 31, 2024. Due to this determination, the Company has excluded such transaction costs from Selling and administrative expenses and reported these costs separately on the consolidated statements of income as non-operating expenses.

Business Model

The Company invests capital in rental products and generally has recovered its original investment through rents less cash operating expenses in a relatively short period of time compared to the product's rental life. When the Company's rental products are sold, the proceeds generally have recovered a high percentage of the original investment. With these characteristics, a significant base of rental assets on rent generates a considerable amount of operating cash flows to support continued rental asset growth.   The Company's rental products have the following characteristics:

- The product required by the customer tends to be expensive compared to the Company's monthly rental charge, with the interim rental solution typically evaluated as a less costly alternative.

- Generally, we believe the Company's customers have a short-term need for our rental products. The customer's rental requirement may be driven by a number of factors including time, budget or capital constraints, future uncertainty impacting their ongoing requirements, equipment availability, specific project requirements, peak periods of demand or the customer may want to eliminate the burdens and risks of ownership.

- All of the Company's rental products have long useful lives relative to the typical rental term. Modular buildings ("modulars") have an estimated life of eighteen years compared to the typical rental term of twelve to twenty-four months, portable storage containers ("containers") have an estimated life of twenty-five years compared to a typical rental term of three to twelve months and electronic test equipment has an estimated life range of one to eight years (depending on the type of product) compared to a typical rental term of one to six months.

- We believe short-term rental rates typically recover the Company's original investment quickly based on the respective product's annual yield, or annual rental revenues divided by the average cost of rental equipment. For modulars, the original investment is recovered in approximately four years, in approximately three years for containers and approximately three years for electronic test equipment.

- When a product is sold from our rental inventory, a significant portion of the original investment is usually recovered. Effective asset management is a critical element to each of the rental businesses and the residuals realized when product is sold from inventory. Modular asset management requires designing and building the product for a long life, coupled with ongoing repair and maintenance investments, to ensure its long useful rental life and generally higher residuals upon sale. Container asset management requires selecting and purchasing quality products and making ongoing repair and maintenance investments. Steel containers have no technical obsolescence. Electronic test equipment asset management requires understanding, selecting and investing in equipment technologies that support market demand and, once invested, proactively managing the equipment at the model level for optimum utilization through its technology life cycle to maximize the rental revenues and residuals realized.

The Company believes that rental revenue growth from an increasing base of rental assets and improved gross profit on rents are the best measures of the health of each of our rental businesses. Additionally, we believe our business model and results are enhanced by operational leverage that is created from large regional sales and inventory centers for modulars, a single U.S. based sales, inventory and operations facility for electronic test equipment, as well as shared senior management and back-office functions for financing, human resources, insurance, marketing, information technology and operating and accounting systems.

Human Capital Management

As of December 31, 2025, the Company had 1,306 employees, of whom 148 were primarily administrative and executive personnel, with 725, 206, 131 and 96 in the operations of Mobile Modular, Portable Storage, TRS-RenTelco and Enviroplex, respectively. None of our employees are covered by a collective bargaining agreement, and management believes its relationship with our employees is good.

The Company believes its employees are key to its success and it is committed to all of its employees' engagement, training and career development, and personal and professional growth. The Board of Directors also receives regular updates from senior management on matters relating to the Company's strategy for the recruitment, retention and development of the Company's employees. The Company provides training in technical, operational and leadership skills, and places special emphasis on safety, effective communications, customer service, and employee development. Additionally, the Company offers employees a tuition reimbursement program whereby the employee may receive reimbursement for tuition and fees for undergraduate or graduate-level academic courses at an accredited two or four year college or university that may help employees improve performance in their current job or prepare them for advancement.

Government Regulations

We are subject to certain environmental, transportation, anti-corruption, import controls, health and safety, privacy, government contracting and procurement, and other laws and regulations in locations in which we operate. Our activity in jurisdictions in which we operate is additionally subject to anti-bribery laws and regulations, such as the US Foreign Corrupt Practices Act of 1977, which prevent companies and their officers, employees and agents from making payments to officials and public entities of foreign countries to facilitate obtaining new contracts. We are also subject to laws and regulations that govern and impose liability for activities that may have adverse environmental effects, including discharges into air and water, and handling and disposal of hazardous substances and waste. Our motor vehicles and related units are subject to regulation in certain states under motor vehicle and similar registrations. While we incur costs in our business to comply with these laws and regulations, management does not believe that the costs of compliance with these various governmental regulations is material to our business and financial condition.

Available Information

We make the Company's Securities and Exchange Commission ("SEC") filings available at our website www.mgrc.com. These filings include our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are available as soon as reasonably practicable after the Company electronically files such material with, or furnishes such material to, the SEC. Information included on our website is not incorporated by reference to this Form 10-K. Furthermore, all reports the Company files with the SEC are available through the SEC's website at www.sec.gov.

We have a Code of Business Conduct and Ethics which applies to all directors, officers and employees. Copies of this code can be obtained at our website www.mgrc.com. Any waivers to the Code of Business Conduct and Ethics and any amendments to such code applicable to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or persons performing similar functions, will be posted on our web site.

Market, Industry and Other Data

This Form 10-K contains estimates, projections, and other information concerning the markets in which we operate and our business, including data regarding the estimated size of those markets. Information that is based on estimates, forecasts, projections, or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from those reflected in this information. Unless otherwise expressly stated, we obtained this market, industry and other data from reports, research surveys, studies, and similar data prepared by third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

RELOCATABLE MODULAR BUILDINGS

Description

Modulars are designed for use as classrooms, temporary offices adjacent to existing facilities, sales offices, construction field offices, restroom buildings, health care clinics, child care facilities, office space and for a variety of other purposes and may be moved from one location to another. Modulars vary from simple single-unit construction site offices to multi-floor modular complexes. The Company's modular rental fleet includes a full range of styles and sizes. The Company considers its modulars to be among the most attractive and well-designed available. The units are constructed with wood or metal siding, sturdily built and physically capable of a long useful life. Modulars are generally provided with installed heat, air conditioning, lighting, electrical outlets and floor covering, and may have customized interiors including partitioning, cabinetry and plumbing facilities.

Mobile Modular purchases new modulars from various manufacturers who build to Mobile Modular's design specifications. During 2025, Mobile Modular purchased 27% of its new modular units from one manufacturer. The Company believes that the loss of any of its primary modular manufacturers could have an adverse effect on its operations since Mobile Modular could experience higher prices and longer lead times for delivery of modular units until other manufacturers are able to increase their production capacity.

The Company's modulars are manufactured to comply with state building codes, carry a low risk of obsolescence, and can be modified or reconfigured to accommodate a wide variety of customer needs. Historically, as state building codes have changed over the years, Mobile Modular has been able to continue to use existing modulars, with minimal, if any, required upgrades. The Company provides no assurance that it will continue to be able to use existing modular equipment with minimal upgrades as building codes change in the future.

Mobile Modular operates from regional sales and inventory centers serving large geographic areas. These sales and inventory centers have in-house infrastructure and operational capabilities to support quick and efficient repair, modification, and refurbishment of equipment for the next rental opportunity. The Company believes operating from large regional sales and inventory centers results in better operating margins as operating costs can be spread over a large installed customer base. Mobile Modular actively maintains and repairs its rental equipment, and management believes this ensures the continued use of the modular product over its long life and, when sold, has resulted in higher sale proceeds relative to its capitalized cost. When rental equipment returns from a customer, the necessary repairs and preventative maintenance are performed prior to its next rental. By making these expenditures for repair and maintenance throughout the equipment's life, we believe that older equipment can generally rent for rates similar to those of newer equipment. Management believes the condition of the equipment is a more significant factor in determining the rental rate and sale price than its age. Over the last three years, used equipment sold each year represented approximately 2% of rental equipment, and has been, on average, 16 years old with sale proceeds above its net book value.

Competitive Strengths

Strong Industry Position – Mobile Modular has a leading modular building fleet in the United States. Rental units for temporary classroom and other educational space needs are an important industry segment and the Company believes Mobile Modular is a leading supplier in California and Florida, and a significant supplier in Texas, of modular educational facilities for rental to both public and private schools. Management is knowledgeable about the needs of its educational customers and the related regulatory requirements in the states where Mobile Modular operates, which enables Mobile Modular to meet its customers' specific project requirements.

Expertise – The Company believes that over the 45 plus years during which Mobile Modular has competed in the modular rental industry, it has developed expertise that delivers value to customers. Mobile Modular has dedicated its attention to continuously developing and improving the quality of its modular units. Mobile Modular has expertise in the licensing and regulatory requirements that govern modulars in the states where it operates, and its management, sales and operational staffs are knowledgeable and committed to providing exemplary customer service. Mobile Modular has expertise in project management and complex applications.

Operating Structure – Part of the Company's strategy for Mobile Modular is to create facilities and infrastructure capabilities that allow it to drive greater efficiency and pass the benefits to customers. Mobile Modular achieves this by building regional sales and inventory centers designed to serve a broad geographic area and a large installed customer base under a single overhead structure, thereby reducing its cost per transaction. The Company's regional facilities and related infrastructure enable Mobile Modular to maximize its modular inventory utilization through efficient and cost effective in-house repair, maintenance and refurbishment for quick redeployment of equipment to meet its customers' needs.

Asset Management – The Company believes Mobile Modular markets high quality, well-constructed and attractive modulars. Mobile Modular requires manufacturers to build to its specifications, which enables Mobile Modular to maintain a standardized quality fleet. In addition, through its ongoing repair, refurbishment and maintenance programs, the Company believes Mobile Modular's buildings are the best maintained in the industry. The Company depreciates its modular buildings over an 18 year estimated useful life to a 50% residual value. Older buildings continue to be productive primarily because of Mobile Modular's focus on ongoing fleet maintenance. Also, as a result of Mobile Modular's maintenance programs, when a modular unit is sold, a high percentage of the equipment's capitalized cost is recovered. In addition, the fleet's utilization is regionally optimized by managing inventory through estimates of market demand, fulfillment of current rental and sale order activity, modular returns and capital purchases.

Customer Service - The Company believes the modular rental industry to be service intensive and locally based. The Company strives to provide excellent service by meeting its commitments to its customers, being proactive in resolving project issues and seeking to continuously improve the customers' experience. Mobile Modular is committed to offering quick response to requests for information, providing experienced assistance, on time delivery and preventative maintenance of its units. Mobile Modular's goal is to continuously improve its procedures, processes and computer systems to enhance internal operational efficiency. The Company believes this dedication to customer service results in high levels of customer loyalty and repeat business.

Market

Management estimates relocatable modular building rental is an industry that today has equipment on rent or available for rent in the U.S. with an aggregate original cost of over $5.0 billion. Mobile Modular's largest business segment is for temporary classroom and other educational space needs of public and private schools, colleges and universities in California, Florida, Georgia, Louisiana, Maryland, North Carolina, South Carolina, Texas, Virginia and Washington, D.C. Management believes the demand for rental classrooms is driven by shifting and fluctuating school populations, the limited state funds for new construction, the need for temporary classroom space during reconstruction of older schools, class size reduction and the phasing out of portable classrooms compliant with older building codes (see "Classroom Rentals and Sales to Public Schools (K-12)" below). Other customer applications include sales offices, construction field offices, health care facilities, church sanctuaries and child care facilities. Industrial, manufacturing, entertainment and utility companies, as well as governmental agencies commonly use large multi-modular complexes to serve their interim administrative and operational space needs. Modulars offer customers quick, cost-effective space solutions while conserving their capital. The Company's corporate offices and regional sales and inventory center offices are housed in various sizes of modular units.

Since most of Mobile Modular's customer requirements are to fill temporary space needs, Mobile Modular's marketing emphasis is primarily on rentals rather than sales. Mobile Modular attracts customers through its website at www.mobilemodular.com, internet advertising and direct marketing. Customers are encouraged to visit a regional sales and inventory center to view different models on display and to see a regional office, which is a working example of a modular application.

Because service is a major competitive factor in the rental of modulars, Mobile Modular offers quick response to requests for information, assistance in the choice of a suitable size and floor plan, in-house customization services, rapid delivery, timely installation and field service of its units. On Mobile Modular's website, customers are able to view and select inventory for quotation and request in-field service.

Rentals

Rental periods range from one month to several years with a typical initial contract term between twelve and twenty four months. In general, monthly rental rates are determined by a number of factors including length of term, market demand, product availability and product type. Upon expiration of the initial term, or any extensions, rental rates are reviewed, and when appropriate, are adjusted based on current market conditions. Most rental agreements are operating leases that provide no purchase options, and when a rental agreement does provide the customer with a purchase option, it is generally on terms management believes to be attractive to Mobile Modular.

The customer is responsible for obtaining the necessary use permits and for the costs of insuring the unit, and is financially responsible for transporting the unit to the site, preparation of the site, installation of the unit, dismantle and return delivery of the unit to Mobile Modular, and certain costs for customization. Mobile Modular maintains the units in good working condition while on rent. Upon return, the units are inspected for damage and customers are billed for items considered beyond normal wear and tear. Generally, the units are then repaired for subsequent use. Repair and maintenance costs are expensed as incurred and can include floor repairs, roof maintenance, cleaning, painting and other cosmetic repairs. The costs of major refurbishment of equipment are capitalized to the extent the refurbishment significantly improves the quality and adds value or life to the equipment.

At December 31, 2025, Mobile Modular owned 41,722 new or previously rented modulars, with an aggregate cost of $1,485.8 million including accessories, or an average cost per unit of $35,612. Utilization is calculated at the end of each month by dividing the cost of rental equipment on rent by the total cost of rental equipment, excluding new equipment inventory and accessory equipment. At December 31, 2025, fleet utilization was 70.7% and average fleet utilization during 2025 was 73.0%.

Sales

In addition to operating its rental fleet, Mobile Modular sells modulars to customers. These sales may arise out of its marketing efforts for the rental fleet and from existing equipment already on rent or from specific requests for new buildings for a permanent need. The Company has a dedicated team that focuses on these custom sale opportunities. Such sales can be of either new or used units from the rental fleet, which permits some turnover of older units. During 2025, Mobile Modular's largest sale represented approximately 3% of Mobile Modular's sales, 2% of the Company's consolidated sales and 1% of the Company's consolidated revenues.

Mobile Modular typically provides limited 90-day warranties on used modulars and passes through the manufacturers' one-year warranty on new units to its customers. Warranty costs have not been significant to Mobile Modular's operations to date, and the Company attributes this to its commitment to high quality standards and regular maintenance programs. However, there can be no assurance that warranty costs will continue to be insignificant to Mobile Modular's operations in the future.

Enviroplex manufactures portable classrooms built to the requirements of the California Division of the State Architect and sells directly to California public school districts and other educational institutions.

Seasonality

Typically, during each calendar year, our highest numbers of classrooms are shipped for rental and sale orders during the second and third quarters for delivery and installation prior to the start of the upcoming school year. The majority of classrooms shipped in the second and third quarters have rental start dates during the third quarter, thereby making the fourth quarter the first full quarter of rental revenues recognized for these transactions.

Competition

Competition in the rental and sale of relocatable modular buildings is intense. Some of our competitors in the modular building leasing industry have a greater range of products and services, greater financial and marketing resources, larger customer bases, and greater name recognition than we have. In addition, a number of other smaller companies operate regionally throughout the country and have a stronger local presence in those places. Mobile Modular operates primarily in California, Colorado, Florida, Georgia, Louisiana, Maryland, the Midwest, North Carolina, the Pacific Northwest, South Carolina, Texas, Virginia and Washington, D.C. Significant competitive factors in the rental business include availability, price, service, reliability, appearance and functionality of the product. Mobile Modular markets high quality, well-constructed and attractive modulars. Part of the Company's strategy for modulars is to create facilities and infrastructure capabilities that its competitors cannot easily duplicate. The Company's facilities and related infrastructure enable it to modify modulars efficiently and cost effectively to meet its customers' needs. Management's goal is to be more responsive at less expense. Management believes this strategy, together with its emphasis on prompt and efficient customer service, gives Mobile Modular a competitive advantage. Mobile Modular is determined to respond quickly to requests for information, and provide experienced assistance for the first-time user, rapid delivery and timely repair of its modular units. Mobile Modular's already high level of efficiency and responsiveness continues to improve as the Company upgrades procedures, processes and computer systems that control its internal operations. The Company anticipates intense competition to continue and believes it must continue to improve its products and services to remain competitive in the market for modulars.

Classroom Rentals and Sales to Public Schools (K-12)

Mobile Modular and Enviroplex provide classroom and specialty space needs serving public and private schools, colleges and universities. Within the educational market, the rental (by Mobile Modular) and sale (by Enviroplex and Mobile Modular) of modulars to public school districts for use as portable classrooms, restroom buildings and administrative offices for kindergarten through grade twelve (K-12) are a significant portion of the Company's revenues. Mobile Modular rents and sells classrooms in California, Florida, Georgia, Louisiana, Maryland, North Carolina, the Pacific Northwest, South Carolina, Texas, Virginia and Washington, D.C. Enviroplex sells classrooms in the California market. California is Mobile Modular's largest educational market. Historically, demand in this market has been fueled by shifting and fluctuating student populations, insufficient funding for new school construction, class size reduction programs, modernization of aging school facilities and the phasing out of portable classrooms no longer compliant with current building codes. The following table shows the approximate percentages of the Company's modular rental and sales revenues, and of its consolidated rental and sales revenues for the past three years, that rentals and sales to these schools constitute:

Rentals and Sales to Public Schools (K-12) as a Percentage of Total Rental and Sales Revenues

Percentage of:	2025	2024	2023
Modular Rental Revenues *(Mobile Modular)*	27%	29%	26%
Modular Sales Revenues *(Mobile Modular & Enviroplex)*	45%	38%	30%
Modular Rental and Sales Revenues *(Mobile Modular & Enviroplex)*	34%	33%	27%
Consolidated Rental and Sales Revenues [1]	25%	24%	18%

1. Consolidated Rental and Sales Revenue percentage is calculated by dividing Modular rental and sales revenues to public schools (K-12) by the Company's consolidated rental and sales revenues from continuing operations.

School Facility Funding

Funding for public school facilities is derived from a variety of sources including the passage of both statewide and local facility bond measures, operating budgets, developer fees, various taxes including parcel and sales taxes levied to support school operating budgets, and lottery funds. There is no certainty on the timing of the bond sales and it could take additional years before projects funded by these bonds generate meaningful demand for relocatable classrooms.

PORTABLE STORAGE CONTAINERS

Description

Portable Storage's rental inventory is comprised of steel containers used to provide a temporary storage solution that is delivered to the customer's location and addresses the need for secure, temporary storage with immediate access to the unit. The containers are comprised of the following products:

- Storage containers, which consist of new and used steel shipping containers certified under International Organization for Standardization ("ISO") standards, that provide a flexible, low cost alternative to warehousing, while offering greater security, convenience and immediate accessibility. Storage containers are made from weather-resistant corrugated steel and are 8 feet wide and available in lengths ranging from 8 to 53 feet, with 20-foot and 40-foot length containers being the most common.

- Office containers are either modified or specifically manufactured containers that provide self-contained office space with maximum design flexibility. Office containers are often referred to as ground level offices ("GLOs"). GLOs provide the advantage of ground level accessibility and high security.

Competitive Strengths

Strong Industry Position - The Company believes that Portable Storage is one of the largest participants in the temporary portable storage rental industry in North America. Portable Storage has a national reach from branches serving the West, Pacific Northwest, Northeast, Mid-Atlantic, Southeast and Midwest.

Expertise and Customer Service – The Company believes that Portable Storage has highly experienced operating management and branch employees. The Company believes that Portable Storage provides a superior level of customer service due to its strong relationship building skills, quality of fleet, driver development program and the quality of its responsiveness.

Asset Management – The Company believes that Portable Storage markets high quality, well-constructed and well-maintained rental products. The Company depreciates its containers over a 25-year estimated useful life to 62.5% residual value. We believe that if maintained, older containers will continue to produce similar rental rates as newer equipment. The fleet's utilization is regionally optimized by understanding key vertical market customer demand, seasonality factors, competitors' product availability and expected equipment returns.

Market

The portable storage container rental market in the U.S. has a large and diverse number of market segments including construction, retail, commercial and industrial, energy and petrochemical, manufacturing, education and healthcare.

The container rental products may be utilized throughout the U.S. and are not subject to any local or regional construction code or approval standards.

Rentals

Portable Storage rents its storage and office containers typically for rental periods of one to twelve months, although in some instances, rental terms can be over a year or longer. Monthly rental rates typically are between 2% and 4% of the equipment's original acquisition cost. At December 31, 2025, Portable Storage owned 42,262 containers with an aggregate cost of $245.1 million or an average cost per unit of $5,801. Utilization is calculated each month by dividing the cost of the rental equipment on rent by the total cost of rental equipment, excluding new and accessory equipment. Utilization was 59.0% at December 31, 2025 and averaged 60.8% during the year.

Seasonality

Rental activity may vary depending upon the extent of retail activity that typically occurs during the fourth quarter and the impact inclement weather may have on construction activity.

Competition

The portable storage container rental industry is highly competitive. Some of our competitors may be larger than we are, have greater financial and other resources than we have, are more geographically diverse than we are and have greater name recognition among customers than we do. Portable Storage also competes against local companies that may have longer operating histories and a strong local presence. As a result, our competitors that have these advantages may be better able to attract and retain customers and provide their products and services at lower rental rates. Portable Storage competes with these companies based upon product availability, product quality, price and service. Portable Storage may encounter increased competition from existing competitors or from new entrants in the future.

ELECTRONIC TEST EQUIPMENT

Description

TRS-RenTelco rents and sells electronic test equipment nationally and internationally from two facilities located on the grounds of the Dallas Fort Worth International Airport in Grapevine, Texas (the "Dallas facility") and Dollard-des-Ormeaux, Canada (the "Montreal facility"). TRS-RenTelco's revenues are derived from the rental and sale of general purpose and communications test equipment to a broad range of companies, from Fortune 500 to middle and smaller market companies, in the aerospace, defense, communications, manufacturing and semiconductor industries. Electronic test equipment revenues are primarily affected by the business activity within these industries related to research and development, manufacturing, and communication infrastructure installation and maintenance. The Dallas facility, TRS-RenTelco's primary operating location, houses the electronic test equipment inventory, sales engineers, calibration laboratories, and operations staff for U.S. and international business. The Montreal facility houses sales engineers and operations staff to serve the Canadian market. As of December 31, 2025, the original cost of electronic test equipment inventory was comprised of 78% general purpose electronic test equipment and 22% communications electronic test equipment.

Engineers, technicians and scientists utilize general purpose electronic test equipment in developing products, controlling manufacturing processes, completing field service applications and evaluating the performance of their own electrical and electronic equipment. These instruments are rented primarily to aerospace, defense, electronics, industrial, research and semiconductor industries. To date, Keysight Technologies, Rhode & Schwarz and Tektronix, a division of Fortive Corporation, have manufactured the majority of TRS-RenTelco's general purpose electronic test equipment with the remainder acquired from over 60 other manufacturers.

Communications test equipment, including fiber optic test equipment, is utilized by technicians, engineers and installation contractors to evaluate voice, data and multimedia communications networks, to install fiber optic cabling, and in the development and manufacturing of transmission, network and wireless products. These instruments are rented primarily to manufacturers of communications equipment and products, electrical and communications installation contractors, field technicians, and service providers. To date, Anritsu, Viavi Solutions and Fluke Networks, a division of Fortive Corporation, have manufactured a significant portion of TRS-RenTelco's communications test equipment, with the remainder acquired from over 40 other manufacturers.

TRS-RenTelco's general purpose test equipment rental inventory includes oscilloscopes, amplifiers, analyzers (spectrum, network and logic), signal source and power source test equipment. The communications test equipment rental inventory includes network and transmission test equipment for various fiber, copper and wireless networks. TRS-RenTelco occasionally rents electronic test equipment from other rental companies and re-rents the equipment to customers.

Competitive Strengths

Strong Industry Position - The Company believes that TRS-RenTelco is one of the largest electronic test equipment rental and leasing companies offering a broad and deep selection of general purpose and communications test equipment for rent in North America.

Expertise - The Company believes that its knowledge of products, technology and applications expertise provides it with a competitive advantage over others in the industry. Customer requirements are supported by application engineers and technicians that are knowledgeable about the equipment's uses to ensure the right equipment is selected to meet the customer's needs. This knowledge can be attributed to the experience of TRS-RenTelco's management, sales and operational teams.

Operating Structure - TRS-RenTelco is supported by a centralized distribution and inventory center on the grounds of the Dallas-Fort Worth International Airport in Texas. The Company believes that the centralization of servicing all customers in North America and internationally by TRS-RenTelco's experienced logistics teams provides a competitive advantage by minimizing transaction costs and enabling TRS-RenTelco to ensure customer requirements are met.

Asset Management - TRS-RenTelco's rental equipment inventory is serviced by an ISO 9001-2015 registered and compliant calibration laboratory that repairs and calibrates equipment ensuring that off rent equipment is ready to ship immediately to meet customers' needs. TRS-RenTelco's team of technicians, product managers and sales personnel are continuously monitoring and analyzing the utilization of existing products, new technologies, general economic conditions and estimates of customer demand to ensure the right equipment is purchased and sold, at the right point in the equipment's technology life cycle. The Company believes this enables it to maximize utilization of equipment and the cash flow generated by the rental and sales revenue of each model of equipment. TRS-RenTelco strives to maintain strong relationships with equipment manufacturers, which enables it to leverage those relationships to gain rental opportunities.

Customer Service - The Company believes that its focus on providing excellent service to its customers provides a competitive advantage. TRS-RenTelco strives to provide exemplary service to fulfill its commitments to its customers. TRS-RenTelco prides itself in providing solutions to meet customers' needs by having equipment available and responding quickly and thoroughly to their requests. TRS-RenTelco's sophisticated in-house laboratory ensures the equipment is fully functional and meets its customers' delivery requirements. Service needs of TRS-RenTelco's customers are supported 24 hours a day, 7 days a week by its customer care specialists. TRS-RenTelco's goal is to provide service beyond its customers' expectations, which, the Company believes, results in customer loyalty and repeat business.

Market

Electronic test equipment rental is a market which we estimate has equipment on rent worldwide or available for rent with an aggregate original cost in excess of $1 billion. There is a broad customer base for the rental of such instruments, including aerospace, communications, defense, electrical contractor, electronics, industrial, installer contractor, network systems and research companies.

TRS-RenTelco markets its electronic test equipment throughout the United States, Canada, and, to a limited extent, other countries. TRS-RenTelco attracts customers through its outside sales force, website at www.TRSRenTelco.com, telemarketing program, trade show participation, paid internet search and electronic mail campaigns. A key part of the sales process is TRS-RenTelco's knowledgeable inside sales engineering team that effectively matches test equipment solutions to meet specific customer's requirements.

The Company believes that customers rent electronic test equipment for many reasons. Customers frequently need equipment for short-term projects, to evaluate new products, and for backup to avoid costly downtime. Delivery times for the purchase of such equipment can be lengthy; thus, renting allows the customer to obtain the equipment expeditiously. The Company also believes that the relative certainty of rental costs can facilitate cost control and be useful in the bidding of and pass-through of contract costs. Finally, renting rather than purchasing may better satisfy the customer's budgetary constraints.

Rentals

TRS-RenTelco rents electronic test equipment typically for rental periods of one to six months, although in some instances, rental terms can be up to a year or longer. Monthly rental rates typically are between 2% and 10% of the current manufacturers' list price. TRS-RenTelco depreciates its equipment over 1 to 8 years with no residual value.

At December 31, 2025, TRS-RenTelco had an electronic test equipment rental inventory including accessories with an aggregate cost of $337.1 million. Utilization is calculated each month by dividing the cost of the rental equipment on rent by the total cost of rental equipment, excluding accessory equipment. Utilization was 63.2% as of December 31, 2025 and averaged 63.8% during the year.

Sales

Profit from equipment sales is a material component of TRS-RenTelco's overall annual earnings. Gross profit from sales of both used and new equipment over the last five years generally has ranged from approximately 21% to 27% of total annual gross profit for our electronics division. For 2025, gross profit on equipment sales was approximately 26% of total division gross profit. Equipment sales are driven by the turnover of older technology rental equipment, to maintain target utilization at a model number level, and new equipment sales opportunities. In 2025, approximately 22% of the electronic test equipment revenues were derived from sales. The largest electronic test equipment sale during 2025 represented 3% of electronic test equipment sales, less than 1% of the Company's consolidated sales and less than 1% of consolidated revenues. There is intense competition in the sales of electronic test equipment from a world-wide network of test equipment brokers and resellers, legacy rental companies, and equipment manufacturers. We believe the annual world-wide sales of electronic test equipment is in excess of $8.0 billion per year.

Seasonality

Rental activity may decline in the fourth quarter month of December and the first quarter months of January and February. These months may have lower rental activity due to holiday closures, particularly by larger companies, inclement weather and its impact on various field related communications equipment rentals, and companies' operational recovery from holiday closures which may impact the start-up of new projects coming online in the first quarter. These factors may impact the quarterly results of each year's first and fourth quarter.

Competition

The electronic test equipment rental business is characterized by intense competition from several competitors, some of which may have access to greater financial and other resources than we do. TRS-RenTelco competes with these and other test equipment rental companies on the basis of product availability, price, service and reliability. Although no single competitor holds a dominant market share, we face intense competition from these established entities and new entrants in the market. Some of our competitors may offer similar equipment for lease, rental or sales at lower prices and may offer more extensive servicing, or financing options.

REPORTABLE SEGMENTS

For segment information regarding the Company's four reportable business segments: Mobile Modular, Portable Storage, TRS-RenTelco and Enviroplex, see "Note 16. Segment Reporting" to the audited Consolidated Financial Statements of the Company included in "Item 8. Financial Statements and Supplementary Data."

ITEM 1A. RISK FACTORS

You should carefully consider the following discussion of various risks and uncertainties. We believe these risk factors are the most relevant to our business and could cause our results to differ materially from the forward-looking statements made by us. Our business, financial condition, and results of operations could be seriously harmed if any of these risks or uncertainties actually occur or materialize. In that event, the market price for our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR STRATEGY AND OPERATIONS:

Our future operating results may fluctuate, fail to match past performance or fail to meet expectations, which may result in a decrease in our stock price.

Our operating results may fluctuate in the future, may fail to match our past performance or fail to meet the expectations of analysts and investors. Our results and related ratios, such as gross margin, operating income percentage and effective tax rate may fluctuate as a result of a number of factors, some of which are beyond our control including but not limited to:

- general economic conditions in the geographies and industries where we rent and sell our products;

- legislative and educational policies where we rent and sell our products;

- the budgetary constraints of our customers;

- seasonality of our rental businesses and our end-markets;

- success of our strategic growth initiatives;

- costs associated with the launching or integration of new or acquired businesses;

- the timing and type of equipment purchases, rentals and sales;

- the nature and duration of the equipment needs of our customers;

- the timing of new product introductions by us, our suppliers and our competitors;

- the volume, timing and mix of maintenance and repair work on our rental equipment;

- supply chain delays or disruptions;

- our equipment mix, availability, utilization and pricing;

- inflation in the cost of materials, labor and new rental equipment;

- the mix, by state and country, of our revenues, personnel and assets;

- rental equipment impairment from excess, obsolete or damaged equipment;

- movements in interest rates or tax rates;

- changes in, and application of, accounting rules;

- changes in the law and regulations applicable to our business operations; and

- claims and litigation matters.

As a result of these factors, our historical financial results are not necessarily indicative of our future results or stock price.

Our stock price has fluctuated and may continue to fluctuate in the future, which may result in a decline in the value of your investment in our common stock.

The market price of our common stock fluctuates on the NASDAQ Global Select Market and is likely to be affected by a number of factors including but not limited to:

- our operating performance and the performance of our competitors, and in particular any variations in our operating results or dividend rate from our stated guidance or from investors' expectations;

- any changes in general conditions in the global economy, the industries in which we operate or the global financial markets;

- investors' reaction to our press releases, public announcements or filings with the SEC;

- the stock price performance of our competitors or other comparable companies;

- any changes in research analysts' coverage, recommendations or earnings estimates for us or for the stocks of other companies in our industry;

- any sales of common stock by our directors, executive officers and our other large shareholders, particularly in light of the limited trading volume of our stock;

- any merger, acquisition or divestiture activity that involves us or our competitors; and

- other announcements or developments affecting us, our industry, customers, suppliers or competitors.

In addition, in recent years the U.S. stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations and any other negative economic trends may cause declines in the market price of our common stock and may be based upon factors that have little or nothing to do with our Company or its performance, and these fluctuations and trends could materially reduce our stock price.

Failure to successfully manage the transition associated with the appointment of our new Chief Executive Officer could have an adverse impact on our business.

On February 5, 2026, we announced the pending retirement of our CEO, Joseph Hanna, effective April 3, 2026. The Board appointed Philip Hawkins, currently our Chief Operating Officer, as our new Chief Executive Officer. CEO transitions can be inherently difficult to manage, may cause disruption to our business due to, among other things, diverting management's attention away from our financial and operational goals during the transition or causing a deterioration in morale. During the transition period, there may be uncertainty among investors, customers, and other third parties, concerning our future direction and performance. It may also be more difficult for us to recruit and retain other personnel during the transition. Our business and stock price may suffer if the CEO transition is not perceived well by the investor community, customers and employees, or is otherwise unsuccessful.

Our ability to retain our executive management and to recruit, retain and motivate key qualified employees is critical to the success of our business.

If we cannot successfully recruit and retain qualified personnel, our operating results and stock price may suffer. We believe that our success is directly linked to the competent people in our organization, including our executive officers, senior managers and other key personnel. Personnel turnover can be costly and could materially and adversely impact our operating results and can potentially jeopardize the success of our current strategic initiatives. We need to attract and retain highly qualified personnel to replace personnel when turnover occurs, as well as add to our staff levels as growth occurs. Our business and stock price likely will suffer if we are unable to fill, or experience delays in filling open positions, or fail to retain key personnel.

Failure by third parties to manufacture and deliver our products to our specifications or on a timely basis may harm our reputation and financial condition.

We depend on third parties to manufacture our products even though we are able to purchase products from a variety of third-party suppliers. In the future, we may be limited as to the number of third-party suppliers for some of our products. Although in general, we make advance purchases of some products to help ensure an adequate supply, currently we do not have any long-term purchase contracts with any third-party supplier. We may experience supply problems as a result of financial or operating difficulties or failure of our suppliers, or shortages and discontinuations resulting from product obsolescence or other shortages or allocations by our suppliers. Unfavorable economic conditions may also adversely affect our suppliers or the terms on which we purchase products. In the future, we may not be able to negotiate arrangements with third parties to secure products that we require in sufficient quantities or on reasonable terms. If we cannot negotiate arrangements with third parties to produce our products or if the third parties fail to produce our products to our specifications or in a timely manner, our reputation and financial condition could be harmed.

We have engaged in acquisitions and may engage in future acquisitions that could negatively impact our results of operations, financial condition and business.

We anticipate that we will continue to consider acquisitions in the future that meet our strategic growth plans. We are unable to predict whether or when any prospective acquisition will be completed. Acquisitions involve numerous risks, including the following:

- difficulties in integrating the operations, technologies, products and personnel of the acquired companies;

- diversion of management's attention from normal daily operations of our business;

- difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets may have stronger market positions;

- regulatory hurdles in completing the transaction;

- difficulties in complying with regulations applicable to any acquired business, such as environmental regulations, and managing risks related to an acquired business;

- timely completion of necessary financing and required amendments, if any, to existing agreements;

- an inability to implement uniform standards, controls, procedures and policies;

- undiscovered and unknown problems, defects, damaged assets liabilities, or other issues related to any acquisition that become known to us only after the acquisition;

- negative reactions from our customers to an acquisition;

- disruptions among employees related to any acquisition which may erode employee morale;

- loss of key employees, including costly litigation resulting from the termination of those employees;

- an inability to realize cost efficiencies or synergies that we may anticipate when selecting acquisition candidates;

- recording of goodwill and non-amortizable intangible assets that will be subject to future impairment testing and potential periodic impairment charges;

- incurring amortization expenses related to certain intangible assets; and

- becoming subject to litigation.

Acquisitions are inherently risky, and no assurance can be given that our recent and future acquisitions will be successful or will not adversely affect our business, operating results, or financial condition. The success of our acquisition strategy depends upon our ability to successfully complete acquisitions and integrate any businesses that we acquire into our existing business. The difficulties of integration could be increased by the necessity of coordinating geographically dispersed organizations; maintaining acceptable standards, controls, procedures and policies; integrating personnel with disparate business backgrounds; combining different corporate cultures; and the impairment of relationships with employees and customers as a result of any integration of new management and other personnel. In addition, if we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing shareholders' ownership could be diluted significantly. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use, to the extent available, a substantial portion of our Credit Facility. If we increase the amount borrowed against our available credit line, we would increase the risk of breaching the covenants under our credit facilities with our lenders. In addition, it would limit our ability to make other investments, or we may be required to seek additional debt or equity financing. Any of these items could adversely affect our results of operations.

We continually assess the strategic fit of our existing businesses and may divest or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment, and we cannot be certain that our business, operating results and financial condition will not be materially and adversely affected.

A successful divestiture depends on various factors, including reaching an agreement with potential buyers on terms we deem attractive, as well as our ability to effectively transfer liabilities, contracts, facilities, and employees to any purchaser, identify and separate the assets to be divested from the assets that we wish to retain, reduce fixed costs previously associated with the divested assets or business, and collect the proceeds from any divestitures. These efforts require varying levels of management resources, which may divert our attention from other business operations. If we do not realize the expected benefits of any divestiture transaction, our consolidated financial position, results of operations and cash flows could be negatively impacted. In addition, divestitures of businesses involve a number of risks, including significant costs and expenses, the loss of customer relationships and a decrease in revenues and earnings associated with the divested business. Furthermore, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of material financial resources and significant employee resources. Any divestiture may result in a dilutive impact to our future earnings if we are unable to offset the dilutive impact from the loss of revenue associated with the divestiture, as well as significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition.

If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our operating results.

At December 31, 2025, we had $379.1 million of goodwill and intangible assets, net, on our Consolidated Balance Sheets. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. Under accounting principles generally accepted in the United States of America, we assess potential impairment of our goodwill and intangible assets at least annually, as well as on an interim basis to the extent that factors or indicators become apparent that could reduce the fair value of any of our businesses below book value. Impairment may result from significant changes in the manner of use of the acquired asset, negative industry or economic trends and significant underperformance relative to historic or projected operating results.

Our rental equipment is subject to residual value risk upon disposition and may not sell at the prices or in the quantities we expect.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

- the market price for new equipment of a like kind;

- the age of the equipment at the time it is sold, as well as wear and tear on the equipment relative to its age;

- the supply of used equipment on the market;

- technological advances relating to the equipment;

- worldwide and domestic demand for used equipment; and

- general economic conditions.

We include in income from operations the difference between the sales price and the depreciated value of an item of equipment sold. Changes in our assumptions regarding depreciation could change our depreciation expense, as well as the gain or loss realized upon disposal of equipment. Sales of our used rental equipment at prices that fall significantly below our projections or in lesser quantities than we anticipate will have a negative impact on our results of operations and cash flows.

If we do not effectively manage our credit risk, collect on our accounts receivable or recover our rental equipment from our customers' sites, it could have a material adverse effect on our operating results.

We generally rent and sell to customers on 30 day payment terms, individually perform credit evaluation procedures on our customers for each transaction and require security deposits or other forms of security from our customers when a significant credit risk is identified. Historically, accounts receivable write-offs and write-offs related to equipment not returned by customers have not been significant and have averaged less than 1% of total revenues over the last five years. If economic conditions deteriorate, we may see an increase in credit losses relative to historical levels, which may materially and adversely affect our operations. Business segments that experience significant market disruptions or declines may experience increased customer credit risk and higher credit losses. Failure to manage our credit risk and receive timely payments on our customer accounts receivable may result in write-offs and/or loss of equipment, particularly electronic test equipment. If we are not able to effectively manage credit risk issues, or if a large number of our customers should have financial difficulties at the same time, our receivables and equipment losses could increase above historical levels. If this should occur, our results of operations may be materially and adversely affected.

Effective management of our rental assets is vital to our business. If we are not successful in these efforts, it could have a material adverse impact on our results of operations.

Our modular, containers and electronics rental products have long useful lives and managing those assets is a critical element to each of our rental businesses. Generally, we design units and find manufacturers to build them to our specifications for our modulars and containers. Modular asset management requires designing and building the product for a long life that anticipates the needs of our customers, including anticipating potential changes in legislation, regulations, building codes and local permitting in the various markets in which the Company operates. Electronic test equipment asset management requires understanding, selecting and investing in equipment technologies that support market demand, including anticipating technological advances and changes in manufacturers' selling prices. Container asset management requires obtaining high quality, well-constructed products and repairing and maintaining the products to ensure its long life. For each of our modular, container and electronic test equipment assets, we must successfully maintain and repair this equipment cost-effectively to maximize the useful life of the products and the level of proceeds from the sale of such products. To the extent that we are unable to do so, our result of operations could be materially adversely affected.

We are subject to information technology system failures, network disruptions and breaches in data security which could subject us to liability, reputational damage or interrupt the operation of our business.

We rely upon our information technology systems and infrastructure for our business. We sustained an immaterial cybersecurity attack in 2021. Upon detection, we promptly undertook steps to address the incident, restored network systems and resumed normal operations. The attack did not result in any material disruption to our operations or ability to service our customers and did not affect our financial performance.

In the future, we could experience additional breaches of our security measures resulting in the theft of confidential information or reputational damage from industrial espionage attacks, malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Similarly, additional data privacy breaches by those who access our systems may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our employees, customers or other business partners, may be exposed to unauthorized persons or to the public.

Any future breaches could subject us to reputational damage. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. We expend significant resources to minimize the risk of security breaches, including deploying additional personnel and protection technologies, training employees annually, and engaging third-party experts and contractors. Significant and increasing investments of time and resources by management and Board have been, and will continue to be, required to anticipate and address cybersecurity risks and incidents. However, given that the techniques used to obtain unauthorized access or to sabotage systems change frequently, and often are not identified until they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures in time to stop a cyber incident. Thus, there can be no assurance that our efforts to protect our data and information technology systems will prevent future breaches in our systems (or that of our third-party providers). Such breaches could adversely affect our business and result in financial and reputational harm to us, theft of trade secrets and other proprietary information, legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties.

Disruptions in our information technology systems or failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail, become unavailable for any period of time or are not upgraded, this could limit our ability to effectively monitor and control our operations and adversely affect our operations.

Our information technology systems facilitate our ability to transact business, monitor and control our operations and adjust to changing market conditions. We sustained an immaterial cybersecurity attack in 2021 involving ransomware that impacted certain of our systems, but was unsuccessful in its ability to disrupt our network. Upon detection, we promptly undertook steps to address the incident, restored network systems and resumed normal operations. Any future cybersecurity attack causing disruption in our information technology systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively transact business, monitor and control our operations and adjust to changing market conditions in a timely manner.

As part of our business, we develop, receive and retain confidential data about our company and our customers. In addition, because of recent advances in technology and well-known efforts on the part of computer hackers and cyber-terrorists to breach data security of companies, we face risks associated with failure to adequately protect critical corporate, customer and employee data, which could adversely impact our customer relationships, our reputation, and even violate privacy laws.

Further, the delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management's focus and attention from our business operations and growth initiatives, and increase our implementation and operating costs, any of which could negatively impact our operations and operating results.

The nature of our businesses, including the ownership of industrial property, exposes us to the risk of litigation and liability under environmental, health and safety and products liability laws. Violations of environmental or health and safety related laws or associated liability could have a material adverse effect on our business, financial condition and results of operations.

We are subject to national, state, provincial and local environmental laws and regulations concerning, among other things, hazardous substance handling, storage and disposal and employee health and safety. These laws and regulations are complex and frequently change. We could incur unexpected costs, penalties and other civil and criminal liability if we fail to comply with applicable environmental or health and safety laws. We also could incur costs or liabilities related to waste disposal or remediating soil or groundwater contamination at our properties, at our customers' properties or at third party landfill and disposal sites. These liabilities can be imposed on the parties generating, transporting or disposing of such substances or on the owner or operator of any affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances.

Several aspects of our businesses involve risks of environmental and health and safety liability. For example, our operations involve the use of petroleum products, solvents and other hazardous substances in the construction and maintaining of modular buildings and for fueling and maintaining our delivery trucks and vehicles. The historical operations at some of our previously or currently owned or leased and newly acquired or leased properties may have resulted in undiscovered soil or groundwater contamination or historical non-compliance by third parties for which we could be held liable. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination or non-compliance, may also give rise to liabilities or other claims based on these operations that may be material. In addition, compliance with future environmental or health and safety laws and regulations may require significant capital or operational expenditures or changes to our operations.

Accordingly, in addition to potential penalties for non-compliance, we may become liable, either contractually or by operation of law, for investigation, remediation and monitoring costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. In addition, certain parties may be held liable for more than their "fair" share of environmental investigation and cleanup costs. Contamination and exposure to hazardous substances or other contaminants such as mold can also result in claims for remediation or damages, including personal injury, property damage, and natural resources damage claims. Although expenses related to environmental compliance, health and safety issues, and related matters have not been material to date, we cannot assure that we will not have to make significant expenditures in the future in order to comply with applicable laws and regulations. Violations of environmental or health and safety related laws or associated liability could have a material adverse effect on our business, financial condition and results of operations.

In general, litigation in the industries in which we operate, including class actions that seek substantial damages, arises with increasing frequency. Enforcement of environmental and health and safety requirements is also frequent. Such proceedings are invariably expensive, regardless of the merit of the plaintiffs' or prosecutors' claims. We may be named as a defendant in the future, and there can be no assurance, irrespective of the merit of such future actions, that we will not be required to make substantial settlement payments in the future. Further, a significant portion of our business is conducted in California which is one of the most highly regulated and litigious states in the country. Therefore, our potential exposure to losses and expenses due to new laws, regulations or litigation may be greater than companies with a less significant California presence.

The nature of our business also subjects us to property damage and product liability claims, especially in connection with our modular buildings and portable storage rental businesses. Although we maintain liability coverage that we believe is commercially reasonable, an unusually large property damage or product liability claim or a series of claims could exceed our insurance coverage or result in damage to our reputation.

Our routine business activities expose us to risk of litigation from employees, vendors and other third parties, which could have a material adverse effect on our results of operations.

We may be subject to claims arising from disputes with employees, vendors and other third parties in the normal course of our business; these risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time. If the plaintiffs in any suits against us were to successfully prosecute their claims, or if we were to settle any such suits by making significant payments to the plaintiffs, our operating results and financial condition would be harmed. Even if the outcome of a claim proves favorable to us, litigation can be time consuming and costly and may divert management resources. In addition, our organizational documents require us to indemnify our senior executives to the maximum extent permitted by California law. We maintain directors' and officers' liability insurance that we believe is commercially reasonable in connection with such obligations, but if our senior executives were named in any lawsuit, our indemnification obligations could magnify the costs of these suits and/or exceed the coverage of such policies.

If we suffer loss to our facilities, equipment or distribution system due to catastrophe, our insurance policies could be inadequate or depleted, our operations could be seriously harmed, which could negatively affect our operating results.

Our facilities, rental equipment and distribution systems may be subject to catastrophic loss due to fire, flood, hurricane, earthquake, terrorism or other natural or man-made disasters. In particular, our headquarters, three operating facilities, and certain of our rental equipment are located in areas of California, with above average seismic activity and could be subject to catastrophic loss caused by an earthquake. Our rental equipment and facilities in Texas, Louisiana, Florida, North Carolina and Georgia are located in areas subject to hurricanes and other tropical storms. In addition to customers' insurance on rented equipment, we carry property insurance on our rental equipment in inventory and operating facilities as well as business interruption insurance. We believe our insurance policies have adequate limits and deductibles to mitigate the potential loss exposure of our business. We do not maintain financial reserves for policy deductibles and our insurance policies contain exclusions that are customary for our industry, including exclusions for earthquakes, flood and terrorism. If any of our facilities or a significant amount of our rental equipment were to experience a catastrophic loss, it could disrupt our operations, delay orders, shipments and revenue recognition and result in expenses to repair or replace the damaged rental equipment and facility not covered by insurance, which could have a material adverse effect on our results of operations.

INTEREST RATE AND INDEBTEDNESS RISKS:

Our debt instruments contain covenants that restrict or prohibit our ability to enter into a variety of transactions and may limit our ability to finance future operations or capital needs. If we have an event of default under these instruments, our indebtedness could be accelerated, and we may not be able to refinance such indebtedness or make the required accelerated payments.

The agreements governing our Series D, E, F and G Senior Notes (as defined and more fully described under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources") and our Credit Facility contain various covenants that limit our discretion in operating our business. In particular, we are limited in our ability to merge, consolidate, reorganize or transfer substantially all of our assets, make investments, pay dividends or distributions, redeem or repurchase stock, change the nature of our business, enter into transactions with affiliates, incur indebtedness and create liens on our assets to secure debt. In addition, we are required to meet certain financial covenants under these instruments. These restrictions could limit our ability to obtain future financing, make strategic acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

A failure to comply with the restrictions contained in these agreements could lead to an event of default, which could result in an acceleration of our indebtedness. In the event of an acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or make any required accelerated payments. If we default on our indebtedness, our business financial condition and results of operations could be materially and adversely affected.

The majority of our indebtedness is subject to variable interest rates, which makes us vulnerable to increases in interest rates, which could negatively affect our net income.

Our indebtedness exposes us to interest rate increases because the majority of our indebtedness is subject to variable rates. At present, we do not have any derivative financial instruments such as interest rate swaps or hedges to mitigate interest rate variability. The interest rates under our credit facilities are reset at varying periods. These interest rate adjustments could cause periodic fluctuations in our operating results and cash flows. Our annual debt service obligations increase by approximately $2.7 million per year for each 1% increase in the average interest rate we pay based on the $265.0 million balance of variable rate debt outstanding at December 31, 2025. If interest rates rise in the future, and, particularly if they rise significantly, interest expense will increase and our net income will be negatively affected.

SPECIFIC RISKS RELATED TO OUR RELOCATABLE MODULAR BUILDINGS AND PORTABLE STORAGE BUSINESS SEGMENTS:

Significant reductions of, or delays in, funding to public schools have caused the demand and pricing for our modular classroom units to decline, which has in the past caused, and may cause in the future, a reduction in our revenues and profitability.

Rentals and sales of modular buildings to public school districts for use as classrooms, restroom buildings, and administrative offices for K-12 represent a significant portion of Mobile Modular's rental and sales revenues. Funding for public school facilities is derived from a variety of sources including the passage of both statewide and local facility bond measures, developer fees and various taxes levied to support school operating budgets. Many of these funding sources are subject to financial and political considerations, which vary from district to district and are not tied to demand. Historically, we have benefited from the passage of statewide and local facility bond measures and believe these are essential to our business.

The state of California is our largest market for classroom rentals. The strength of this market depends heavily on public funding from voter passage of both state and local facility bond measures, and the ability of the state to sell such bonds in the public market. A lack of passage of state and local facility bond measures, or the inability to sell bonds in the public markets in the future could reduce our revenues and operating income, and consequently have a material adverse effect on the Company's financial condition. Furthermore, even if voters have approved facility bond measures and the state has raised bond funds, there is no guarantee that individual school projects will be funded in a timely manner.

To the extent public school districts' funding is reduced for the rental and purchase of modular buildings, our business could be harmed and our results of operations negatively impacted. We believe that interruptions or delays in the passage of facility bond measures or completion of state budgets, an insufficient amount of state funding, a significant reduction of funding to public schools, or changes negatively impacting enrollment may reduce the rental and sale demand for our educational products. Any reductions in funding available to the school districts from the states in which we do business may cause school districts to experience budget shortfalls and to reduce their demand for our products despite growing student populations, class size reduction initiatives and modernization and reconstruction project needs, which could reduce our revenues and operating income and consequently have a material adverse effect on the Company's financial condition.

2025 Form 10-K

Fluctuations in the construction industry could cause the demand and pricing for our modular buildings and portable storage units to decline, which has in the past caused, and may cause in the future, a reduction in our revenues and profitability.

We rent and sell modular buildings and portable storage units to commercial contractors, builders and other customers associated with the construction industry, and derive a meaningful portion of our total revenues from such industry. Changes in the construction industry related to demand, interest rate fluctuations, available capital, and other factors, could decrease the market for our products and cause a decrease in our rental revenues as well as result in volatility in the timing and amount of new modular sales revenues.

Public policies that create demand for our products and services may change, resulting in decreased demand for or the pricing of our products and services, which could negatively affect our revenues and operating income.

Various states where we operate enacted laws and constitutional amendments to provide funding for school districts to limit the number of students that may be grouped in a single classroom. School districts with class sizes in excess of state limits have been and continue to be a significant source of our demand for modular classrooms. In California, efforts to address aging infrastructure and deferred maintenance have resulted in modernization and reconstruction projects by public school districts including seismic retrofitting, asbestos abatement and various building repairs and upgrades, which has been another source of demand for our modular classrooms. The most recent economic recession caused state and local budget shortfalls, which reduced school districts' funding and their ability to comply with state class size reduction requirements. If educational priorities and policies shift away from class-size reduction or modernization and reconstruction projects, demand and pricing for our products and services may decline, not grow as quickly as, or not reach the levels that we anticipate. Further, declines in public school enrollment could result in lower demand for modular classrooms. Significant equipment returns may result in lower utilization until equipment can be redeployed or sold, which may cause rental rates to decline and negatively affect our revenues and operating income. Additionally, declining public school enrollment could lead to decreased demand for our products and services.

Our business is subject to various federal, state and local laws and regulations, which can change from time to time, governing construction, environmental health and safety, labor and employment, government contracts, transportation, immigration, anti-corruption, anti-trust and privacy, among others. Failure to comply with applicable laws and regulations could harm our business and financial condition, resulting in lower operating results and cash flows.

Similar to conventionally constructed buildings, the modular building industry, including the manufacturers and lessors of portable classrooms, are subject to regulations by multiple governmental agencies at the federal, state and local level relating to environmental, zoning, health, safety, energy efficiency, labor and transportation matters, among other matters. Failure to comply with these laws or regulations could impact our business or harm our reputation and result in higher capital or operating expenditures or the imposition of penalties or restrictions on our operations.

As with conventional construction, typically new codes and regulations are not retroactively applied. Nonetheless, new governmental regulations in these or other areas may increase our acquisition cost of new rental equipment, limit the use of or make obsolete some of our existing equipment, or increase our costs of rental operations.

Building codes are generally reviewed every three years. All aspects of a given code are subject to change including, but not limited to, such items as structural specifications for earthquake safety, energy efficiency and environmental standards, fire and life safety, transportation, lighting and noise limits.

Compliance with building codes and regulations entails a certain amount of risk as state and local government authorities do not necessarily interpret building codes and regulations in a consistent manner, particularly where applicable regulations may be unclear and subject to interpretation. These regulations often provide broad discretion to governmental authorities that oversee these matters, which can result in unanticipated delays or increases in the cost of compliance in particular markets. The construction and modular industries have developed many "best practices" which are constantly evolving. Some of our peers and competitors may adopt practices that are more or less stringent than the Company's. When, and if, regulatory standards are clarified, the effect of the clarification may be to impose rules on our business and practices retroactively, at which time, we may not be in compliance with such regulations and we may be required to incur costly remediation. If we are unable to pass these increased costs on to our customers, our profitability, operating cash flows and financial condition could be negatively impacted.

We are subject to laws and regulations governing government contracts. These laws and regulations expose us to business volatility and risks, including government budgeting cycles and appropriations, potential early termination of contracts, procurement regulations, governmental policy shifts, audits, investigations, sanctions and penalties. Furthermore, these laws and regulations make these government contracts more favorable to government entities than other third parties and any changes in these laws and regulations, or our failure to comply with these laws and regulations could harm our business.

Mobile Modular and Portable Storage derive a portion of its revenues from contracts with U.S. federal government entities, government prime contractors, state entities and local entities, including school districts, and such revenues are growing. Contracts with government entities are subject to budgetary constraints, and our continued performance under our contracts with these agencies and their prime contractors, or award of additional contracts from these agencies or their prime contractors, could be jeopardized by spending reductions or budget cutbacks at these agencies.

In addition, such government contracts are subject to unique laws and regulations, and the adoption of new laws or regulations relating to government contracting or changes to existing laws or regulations. New laws, regulations or procurement requirements, or changes to current ones, can significantly increase our costs and risks and reduce profitability. The laws governing government contracts may differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts such as clauses that allow government entities not to perform on contractual obligations in the case of a lack of fiscal funding. In working with government entities, we must comply with laws, regulations, and contractual provisions relating to the administration, and performance of government contracts, which affect how we and our partners do business with government agencies. As a result of actual or perceived noncompliance with government contracting laws, regulations, or contractual provisions, we may be subject to audits and internal investigations which may prove costly to our business financially, divert management time, or limit our ability to continue to provide services to our government customers. These laws and regulations may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements could lead to claims for damages from our partners, penalties, and termination of contracts and suspension or debarment from government contracting for a period of time with government agencies. Any such damages, penalties, disruption, or limitation in our ability to do business with a government could adversely impact our business and growth prospects. Furthermore, in the educational markets we serve, we are able to utilize "piggyback" contracts in marketing our products and services and ultimately to book business. The term "piggyback" contract refers to contracts for portable classrooms or other products entered into by public school districts following a formal bid process that allows for the use of the same contract terms and conditions with the successful vendor by other public school districts. As a result, "piggyback" contracts allow us to more readily book orders from our government customers, primarily public school districts, and to reduce the administrative expense associated with booking these orders. The governmental statutes and regulations that allow for use of "piggyback" contracts are subject to change or elimination in their entirety. A change in the manner of use or the elimination of "piggyback" contracts would likely negatively impact our ability to book new business from these government customers and could cause our administrative expenses related to processing these orders to increase significantly. In addition, any failure to comply with these laws and regulations might result in administrative penalties or even in the suspension of these contracts and as a result, the loss of the related revenues which would harm our business and results from operations.

Expansions of our modular and portable storage operations into new markets may negatively affect our operating results.

In the past we have expanded our modular and portable storage operations into new geographies and states. There are risks inherent in the undertaking of such expansion, including the risk of revenue from the business in any new markets not meeting our expectations, higher than expected costs in entering these new markets, risk associated with compliance with applicable state and local laws and regulations, response by competitors and unanticipated consequences of expansion. In addition, expansion into new markets may be affected by local economic and market conditions. Expansion of our operations into new markets will require a significant amount of attention from our management, a commitment of financial resources and will require us to add qualified management in these markets, which may negatively impact our operating results.

Seasonality of our educational business may have adverse consequences for our modular building business.

A significant portion of the modular sale and rental revenues is derived from the educational market. Typically, during each calendar year, our highest numbers of classrooms are shipped for rental and sale orders during the second and third quarters for delivery and installation prior to the start of the upcoming school year. The majority of classrooms shipped in the second and third quarters have rental start dates during the third quarter, thereby making the fourth quarter the first full quarter of rental revenues recognized for these transactions. Although this is the historical seasonality of our business, it is subject to change or may not meet our expectations, which may have adverse consequences for our business.

2025 Form 10-K

We face strong competition in our modular building and portable storage markets and we may not be able to effectively compete.

The modular building and portable storage leasing industries are highly competitive in our states of operation and we expect it to remain so. The competitive market in which we operate may prevent us from raising rental fees or sales prices to pass any increased costs on to our customers. We compete on the basis of a number of factors, including equipment and labor availability, quality, price, service, reliability, appearance, functionality and delivery terms. We may experience pricing pressures in our areas of operation in the future as some of our competitors seek to obtain market share by reducing prices.

Some of our competitors in the modular building leasing industry have greater range of products and services, greater financial and marketing resources, larger customer bases, vertical integration for efficiency and greater name recognition than we have. These competitors may be better able to respond to changes in the relocatable modular building and portable storage container markets, to finance acquisitions, to fund internal growth and to compete for market share, any of which could harm our business.

We may not be able to quickly redeploy modular and container units returning from leases, which could negatively affect our financial performance and our ability to expand, or utilize, our rental fleet.

As of December 31, 2025, 61% of our modular and 56% of our container portfolios had equipment on rent for periods exceeding the original committed term. Generally, when a customer continues to rent the units beyond the contractual term, the equipment rents on a month-to-month basis. If a significant number of our rented units were returned during a short period of time, particularly those units that are rented on a month-to-month basis, a large supply of units would need to be remarketed. Our failure to effectively remarket a large influx of units returning from leases could negatively affect our financial performance and our ability to continue expanding our rental fleet. In addition, if returned units stay off rent for an extended period of time, we may incur additional costs to securely store and maintain them.

Significant increases in raw material and labor costs could increase our acquisition cost of new modular rental units and repair and maintenance costs of our fleet, which would increase our operating costs and harm our profitability.

We incur labor costs and purchase raw materials, including lumber, siding and roofing and other products to perform periodic repairs, modifications and refurbishments to maintain physical conditions of our modular units. The volume, timing and mix of maintenance and repair work on our rental equipment may vary quarter-to-quarter and year-to-year. Generally, increases in labor and raw material costs will also increase the acquisition cost of new modular units and increase the repair and maintenance costs of our fleet. We also maintain a fleet of service trucks and use subcontractor companies for the delivery, set-up, return delivery and dismantle of modulars for our customers. We rely on our drivers and subcontractor service companies to meet customer demands for timely shipment and return, and the loss or inadequate number of driver and subcontractor service companies may cause prices to increase, while negatively impacting our reputation and operating performance. During periods of rising prices for labor, raw materials or fuel, and in particular, when the prices increase rapidly or to levels significantly higher than normal, we may incur significant increases in our acquisition costs for new modular units and incur higher operating costs that we may not be able to recoup from our customers, which would reduce our profitability.

Failure by third parties to manufacture our products timely or properly may harm our reputation and financial condition.

We are dependent on third parties to manufacture our products even though we are able to purchase products from a variety of third-party suppliers. Mobile Modular purchases new modulars from various manufacturers who build to Mobile Modular's design specifications. Mobile Modular's principal suppliers are not affiliated with the Company. During 2025, Mobile Modular purchased 27% of its modular product from one manufacturer. The Company believes that the loss of any of its primary manufacturers of modulars could have an adverse effect on its operations since Mobile Modular could experience higher prices and longer delivery lead times for modular product until other manufacturers were able to increase their production capacity.

Failure to properly design, manufacture, repair and maintain the modular product may result in impairment charges, potential litigation and reduction of our operating results and cash flows.

We estimate the useful life of the modular product to be 18 years with a residual value of 50% and containers to be 25 years with a residual value of 62.5%. However, proper design, manufacture, repairs and maintenance of the products during our ownership is required for the product to reach their useful lives and residual values. If we do not appropriately manage the design, manufacture, repair and maintenance of our modular product, or otherwise delay or defer such repair or maintenance, we may be required to incur impairment charges for equipment that is beyond economic repair costs or incur significant capital expenditures to acquire new modular product to serve demand. In addition, such failures may result in personal injury or property damage claims, including claims based on presence of mold, and termination of leases or contracts by customers. Costs of contract performance, potential litigation, and profits lost from termination could accordingly reduce our future operating results and cash flows.

Our warranty costs may increase and warranty claims could damage our reputation and negatively impact our revenues and operating income.

Sales of new relocatable modular buildings not manufactured by us are typically covered by warranties provided by the manufacturer of the products sold. We provide ninety-day warranties on certain modular sales of used rental units and one-year warranties on equipment manufactured by our Enviroplex subsidiary. Historically, our warranty costs have not been significant, and we monitor the quality of our products closely. If a defect were to arise in the installation of our equipment at the customer's facilities or in the equipment acquired from our suppliers or by our Enviroplex subsidiary, we may experience increased warranty claims. Such claims could disrupt our sales operations, damage our reputation and require costly repairs or other remedies, negatively impacting revenues and operating income.

SPECIFIC RISKS RELATED TO OUR ELECTRONIC TEST EQUIPMENT BUSINESS SEGMENT:

Market risk and cyclical downturns in the industries using test equipment may result in periods of low demand for our product resulting in excess inventory, impairment charges and reduction of our operating results and cash flows.

TRS-RenTelco's revenues are derived from the rental and sale of general purpose and communications test equipment to a broad range of companies, from Fortune 500 to middle and smaller market companies, in the aerospace, defense, communications, manufacturing and semiconductor industries. Electronic test equipment rental and sales revenues are primarily affected by the business activity within these industries related to research and development, manufacturing, and communication infrastructure installation and maintenance. Historically, these industries have been cyclical and have experienced periodic downturns, which can have a material adverse impact on the industry's demand for equipment, including our rental electronic test equipment. In addition, the severity and length of any downturn in an industry may also affect overall access to capital, which could adversely affect our customers and result in excess inventory and impairment charges. During periods of reduced and declining demand for test equipment, we are exposed to additional receivable risk from non-payment and may need to rapidly align our cost structure with prevailing market conditions, which may negatively impact our operating results and cash flows.

Seasonality of our electronic test equipment business may impact quarterly results.

Generally, rental activity declines in the fourth quarter month of December and the first quarter months of January and February. These months may have lower rental activity due to holiday closures, particularly by larger companies, inclement weather and its impact on various field related communications equipment rentals, and companies' operational recovery from holiday closures which may impact the start-up of new projects coming online in the first quarter. These seasonal factors historically have impacted quarterly results in each year's first and fourth quarter, but we are unable to predict how such factors may impact future periods.

Our rental test equipment may become obsolete or may no longer be supported by a manufacturer, which could result in an impairment charge.

Electronic test equipment is characterized by changing technology and evolving industry standards that may render our existing equipment obsolete through new product introductions, or enhancements, before the end of its anticipated useful life, causing us to incur impairment charges. We must anticipate and keep pace with the introduction of new hardware, software and networking technologies and acquire equipment that will be marketable to our current and prospective customers.

Additionally, some manufacturers of our equipment may be acquired or cease to exist, resulting in a future lack of support for equipment purchased from those manufacturers. This could result in the remaining useful life becoming shorter, causing us to incur an impairment charge. We monitor our manufacturers' capacity to support their products and the introduction of new technologies, and we acquire equipment that will be marketable to our current and prospective customers. However, any prolonged economic downturn could result in unexpected bankruptcies or reduced support from our manufacturers. Failure to properly select, manage and respond to the technological needs of our customers and changes to our products through their technology life cycle may cause certain electronic test equipment to become obsolete, resulting in impairment charges, which may negatively impact operating results and cash flows.

If we do not effectively compete in the rental equipment market, our operating results will be materially and adversely affected.

The electronic test equipment rental business is characterized by intense competition from several competitors, some of which may have access to greater financial and other resources than we do. Although no single competitor holds a dominant market share, we face competition from these established entities and new entrants in the market. We believe that we anticipate and keep pace with the introduction of new products and acquire equipment that will be marketable to our current and prospective customers. We compete on the basis of a number of factors, including product availability, price, service and reliability. Some of our competitors may offer similar equipment for lease, rental or sale at lower prices and may offer more extensive servicing, or financing options.

Failure to adequately forecast the adoption of, and demand for, new or existing products may cause us not to meet our customers' equipment requirements and may materially and adversely affect our operating results.

If we are not able to obtain equipment at favorable rates, there could be a material adverse effect on our operating results and reputation.

The majority of our rental equipment portfolio is comprised of general purpose test and measurement instruments purchased from leading manufacturers. We depend on purchasing equipment from these manufacturers and suppliers for use as our rental equipment. If, in the future, we are not able to purchase necessary equipment from one or more of these suppliers on favorable terms, we may not be able to meet our customers' demands in a timely manner or for a rental rate that generates a profit. If this should occur, we may not be able to secure necessary equipment from an alternative source on acceptable terms and our business and reputation may be materially and adversely affected.

Our business is subject to various federal, state and local laws and regulations, in each of the jurisdictions in which we conduct business within the U.S. and internationally, related to government contracts, immigration, export control, anti-corruption, anti-trust, privacy, environmental health and safety, labor and employment, among others. Failure to comply with applicable laws and regulations could harm our business and financial condition, resulting in lower operating results and cash flows. More specifically, if we are not able to anticipate and mitigate the risks associated with operating internationally, there could be a material adverse effect on our operating results.

Currently, total foreign country customers and operations account for less than 10% of the Company's revenues. In recent years some of our customers have expanded their international operations faster than domestic operations, and this trend may continue. Over time, the amount of our international business may increase if we focus on international market opportunities. Operating in foreign countries subjects the Company to additional risks, any of which may adversely impact our future operating results, including:

- international political, economic and legal conditions including political unrest and conflict, sanctions, tariffs and trade barriers;

- our ability to comply with customs, anti-corruption, import/export and other trade compliance regulations, under U.S. and applicable foreign laws, together with any unexpected changes in such regulations;

- greater difficulty in our ability to recover rental equipment and obtain payment of the related trade receivables;

- additional costs to establish and maintain international subsidiaries and related operations;

- difficulties in attracting and retaining staff and business partners to operate internationally;

- language and cultural barriers;

- seasonal reductions in business activities in the countries where our international customers are located;

- difficulty with the integration of foreign operations;

- longer payment cycles;

- currency fluctuations; and

- potential adverse tax consequences.

Unfavorable currency exchange rates may negatively impact our financial results in U.S. dollar terms.

We receive revenues in Canadian dollars from our business activities in Canada. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates change unfavorably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavorable change would be diminished. This could have a negative impact on our reported operating results. We currently do not engage in hedging strategies to mitigate this risk.

GENERAL RISKS:

Our effective tax rate may change and become less predictable as our business expands, or as a result of federal and state tax law changes, making our future earnings less predictable.

We continue to consider expansion opportunities domestically and internationally for our rental businesses. Since the Company's effective tax rate depends on business levels, personnel and assets located in various jurisdictions, further expansion into new markets or acquisitions may change the effective tax rate in the future and may make it, and consequently our earnings, less predictable going forward. Further, the enactment of future tax law changes by federal and state taxing authorities may impact the Company's current period tax provision and its deferred tax liabilities. In addition, the amount and timing of stock-based compensation may also impact the Company's current tax provision.

Changes in financial accounting standards may cause lower than expected operating results and affect our reported results of operations.

Changes in accounting standards and their application may have a significant effect on our reported results on a going-forward basis and may also affect the recording and disclosure of previously reported transactions. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred in the past and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Adverse economic conditions in the United States and globally, as well as geopolitical tensions, could have a negative effect on our business, results of operations, financial condition and liquidity.

Adverse macroeconomic conditions in the United States and globally, including inflation, cost increases from tariffs, slower than expected growth or recession, changes to fiscal and monetary policy, tightening of the credit markets, higher interest rates and currency fluctuations, could negatively impact our business, financial condition, results of operations and liquidity. These factors could negatively affect demand for our business.

Adverse economic conditions in the United States and globally have from time to time caused or exacerbated significant slowdowns in our industry and in the markets in which we operate, which have adversely affected our business and results of operations. Macroeconomic weakness and uncertainty also make it more difficult for us to accurately forecast revenue, gross margin and expenses, and may make it more difficult to refinance debt.

Furthermore, sustained uncertainty about, or worsening of, geopolitical tensions could result in a global economic slowdown and long-term changes to global trade. Any or all of these factors could negatively affect our industry, our customers and/or suppliers and, as a result, could materially adversely affect our business, results of operations, revenue, financial condition and growth.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity represents an important component of the Company's overall approach to risk management. The Company's cybersecurity policies, standards and practices are integrated into the Company's enterprise risk management ("ERM") approach, and cybersecurity risks are one of the enterprise risks that are subject to oversight by the Company's Board of Directors (the "Board"). The Company's cybersecurity policies, standards and practices follow industry trends, which align with frameworks established by the National Institute of Standards and Technology and the International Organization for Standardization. The Company approaches cybersecurity threats through a cross-functional approach which endeavors to: (i) identify, prevent and mitigate cybersecurity threats to the Company; (ii) preserve the confidentiality, security and availability of the information that we collect and store to use in our business; (iii) protect the Company's intellectual property; (iv) maintain the confidence of our customers, clients and business partners; and (v) provide appropriate public disclosure of cybersecurity risks and incidents when required.

Risk Management and Strategy

The Company's cybersecurity program focuses on the following areas:

- **Vigilance:** The Company maintains cybersecurity threat operations with the goal of identifying, preventing and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with our established incident response and recovery plans.

- **Systems Safeguards:** The Company deploys systems safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through ongoing vulnerability assessments and cybersecurity threat intelligence.

- **Collaboration:** The Company utilizes collaboration mechanisms established with public and private entities, including intelligence and enforcement agencies, industry groups and third-party service providers, to identify, assess and respond to cybersecurity risks.

2025 Form 10-K

- **Third-Party Risk Management:** The Company endeavors to identify and oversee cybersecurity risks presented by third parties as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- **Training:** The Company provides periodic training and testing for personnel regarding cybersecurity threats, which reinforce the Company's information security policies, standards and practices.

- **Incident Response and Recovery Planning:** The Company has established and maintains incident response and recovery plans that address the Company's response to a cybersecurity incident and the recovery from a cybersecurity incident; such plans are tested and evaluated periodically.

- **Communication, Coordination and Disclosure:** The Company utilizes a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from the Company's technology, operations, legal, risk management, and other key business functions, as well as the members of the Board in an ongoing dialogue regarding cybersecurity threats and incidents, while also implementing controls and procedures for the escalation of cybersecurity incidents pursuant to established thresholds so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner.

- **Governance:** The Board's oversight of cybersecurity risk management is supported by the Company's executive leadership team and Cybersecurity Steering Committee, which regularly interacts with the Company's Vice President of Information Technology and other members of the cyber team and management.

The Company manages risks from cybersecurity threats through the assessment and testing of the Company's processes and practices focused on evaluating the effectiveness of our cybersecurity measures. The Company engages a third-party independent cybersecurity company that provides security testing and monitoring, including penetration testing, auditing, and security assessment, for the Company. The results of such assessments and reviews are reported as part of the technology and cybersecurity update to the Company's executive leadership team and the Board, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by the assessments, audits and reviews.

Governance

The Board oversees the effectiveness of the Company's management of risks from cybersecurity threats, including the policies, standards, processes and practices that the Company's management implements to address risks from cybersecurity threats. The Board receives reports on the Company's technology and cybersecurity functions, including vulnerability assessments, any third-party and independent reviews, the threat environment, and other information security considerations. The Board also receives on a regular basis information and updates regarding cybersecurity matters. The Cybersecurity Steering Committee meets multiple times throughout the year to discuss the Company's cybersecurity programs and practices, risk management related to cybersecurity and a wide range of other related topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the Company's peers and third parties. At least once each year, the Board and the Company's executive leadership team discuss the Company's approach to cybersecurity risk management with the Company's VP of Information Technology.

The Company's VP of Information Technology is the member of the Company's management who is principally responsible for overseeing the Company's cybersecurity risk management program, in partnership with other business leaders across the Company. The VP of Information Technology works in coordination with senior leadership, which includes our President and Chief Executive Officer, Chief Financial Officer and Chief Legal Officer. The Company's VP of Information Technology has served in various roles in technology and is supported by a team of information technology and cybersecurity professionals with decades of relevant experience and education including professional cybersecurity risk management certifications such as Certified Information Systems Security Professional ("CISSP").

The Company has established a Cybersecurity Steering Committee that includes executives and senior leadership across all divisions and corporate services to implement and manage a program designed to protect the Company's information systems from cybersecurity threats and to respond promptly to any cybersecurity incidents. To facilitate the success of this program, multidisciplinary teams throughout the Company are created and deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with the Company's Incident Response Plan. Through the ongoing communications from these teams, the Cybersecurity Steering Committee monitors effectiveness of the prevention, detection, mitigation and remediation within the cybersecurity program. The Company's Chief Legal Officer, as part of the Incident Response Team, will report any material cybersecurity incidents to the Board when appropriate.

As of the date of this Annual Report on Form 10-K, we are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to affect the Company, including its business strategy, results of operations, or financial condition.

ITEM 2.   PROPERTIES.

The Company's corporate and administrative offices are located in Livermore, California in approximately 26,000 square feet. At December 31, 2025, the Company's four reportable business segments conducted operations from the following locations:

<u>Mobile Modular and Portable Storage</u> – Mobile Modular and Portable Storage operate from 28 owned and 54 leased locations. Our largest owned facilities include nine inventory centers, at which relocatable modular buildings and storage containers are displayed, refurbished and stored:

Livermore, California (140 acres in the San Francisco Bay Area),
Mira Loma, California (82 acres in the Los Angeles area),
Selma, California (23 acres in the Fresno area),
Pasadena, Texas (50 acres in the Houston area),
Grand Prairie, Texas (30 acres in the Dallas area),
Auburndale, Florida (123 acres in the Orlando area),
Arcade, Georgia (60 acres in the Atlanta area),
Fredericksburg, Virginia (68 acres in the Washington D.C. area),
Concord, North Carolina (111 acres in the Charlotte N.C. area).

The inventory centers conduct rental and sales operations from modular buildings, serving as working models of the Company's modular product.

<u>TRS-RenTelco</u> – Electronic test equipment rental and sales operations are conducted from a 117,000 square foot leased facility in Grapevine, Texas (Dallas area) and a sales office in Dollard-des-Ormeaux, Quebec (Montreal, Canada area).

<u>Enviroplex</u> – The Company's wholly owned subsidiary, Enviroplex, manufactures modular buildings used primarily as classrooms in California from its own 108,000 square foot facility in Stockton, California (San Francisco Bay Area).

ITEM 3.   LEGAL PROCEEDINGS.

The Company is involved in various lawsuits and routine claims arising out of the normal course of its business. The Company maintains insurance coverage for its operations and employees with appropriate aggregate, per occurrence and deductible limits as the Company reasonably determines necessary or prudent with current operations and historical experience. The major policies include coverage for property, general liability, cyber, auto, directors and officers, health, and workers' compensation insurances. In the opinion of management, the ultimate amount of liability not covered by insurance, if any, under any pending litigation and claims, individually or in the aggregate, will not have a material adverse effect on the financial position or operating results of the Company.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not Applicable

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's common stock is traded in the NASDAQ Global Select Market under the symbol "MGRC". As of February 25, 2026, the Company's common stock was held by 41 shareholders of record, which does not include shareholders whose shares are held in street or nominee name. The Company believes that when holders in street or nominee name are added, the number of holders of the Company's common stock exceeds 500.

The Company has in the past made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Exchange Act. In September 2024, the Company's Board of Directors increased the capacity under the share repurchase program by authorizing the Company to repurchase up to 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"), an increase from the 1,309,805 remaining shares authorized for repurchase under the Repurchase Plan established in August 2015. The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased, and the Repurchase Plan may be modified, extended or terminated by the Company's Board of Directors at any time.

There were no shares repurchased during the three and twelve months ended December 31, 2025 and 2024. As of December 31, 2025, 2,000,000 shares were authorized for repurchase under the Repurchase Plan.

There were no repurchases of our common stock for the quarter ended December 31, 2025.

Performance Graph

The following graph compares McGrath RentCorp's annual percentage change in cumulative total return on common shares over the past five years with the cumulative total return of companies comprising the S&P 500 Index, the S&P 500 Industrials Index, and the Russell 2000 Index. This presentation assumes that $100 was invested in shares of the relevant issuers on December 31, 2025, and that dividends received were immediately invested in additional shares. The graph plots the value of the initial $100 investment at one-year intervals for the fiscal years shown.



Comparison of Five-Year Cumulative Total Return*
McGrath RentCorp, S&P 500 Index, S&P 500 Industrials Index and Russell
(Performance Results Through 12/31/25)

*Cumulative total return assumes reinvestment of dividends.

SOURCE:
ZACKS TOTAL RETURN ANNUAL
COMPARISON
CUMULATIVE TOTAL RETURN
SUMMARY

| | Year Ended December 31, | | | | | |
	2020	2021	2022	2023	2024	2025
McGrath RentCorp	$ 100.00	$ 122.32	$ 153.87	$ 189.99	$ 180.65	$ 172.37
S&P 500 Index - Total Return	$ 100.00	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16
S&P 500 Industrials Index	$ 100.00	$ 121.12	$ 114.48	$ 135.24	$ 158.87	$ 189.72
Russell 2000 Index	$ 100.00	$ 114.82	$ 91.35	$ 106.82	$ 119.14	$ 134.40

ITEM 6. [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this section as well as those discussed under Part I, "Item 1A. Risk Factors" and elsewhere in this document. This discussion should be read together with the financial statements and the related notes thereto set forth in "Item 8. Financial Statements and Supplementary Data."

Results of Operations

General

The Company, incorporated in 1979, is a leading rental provider of relocatable modular buildings for classroom and office space, portable storage containers, and electronic test equipment for general purpose and communications needs. The Company's primary emphasis is on equipment rentals. At December 31, 2025 the Company was comprised of four reportable business segments: (1) its modular building rental segment ("Mobile Modular"); (2) its portable storage container rental segment ("Portable Storage"); (3) its electronic test equipment rental segment ("TRS-RenTelco"); and (4) its classroom manufacturing segment selling modular buildings used primarily as classrooms in California ("Enviroplex"). In 2025, Mobile Modular, Portable Storage, TRS-RenTelco and Enviroplex contributed 66%, 12%, 16% and 6%, respectively, of the Company's income from continuing operations before provision for taxes (the equivalent of "pre-tax income"), compared to 69%, 16%, 12% and 3%, respectively, for 2024.

The Company generates its revenues primarily from the rental of its equipment on operating leases with sales of equipment occurring in the normal course of business. The Company requires significant capital outlay to purchase its rental inventory and recovers its investment through rental and sales revenues. Rental revenue and certain other service revenues negotiated as part of the lease agreements with customers and related costs are recognized on a straight-line basis over the terms of the lease. Sales revenue and related costs are recognized upon delivery and installation of the equipment to the customers. Sales revenues are less predictable and can fluctuate from period to period depending on customer demands and requirements. Generally, rental revenues less cash operating costs recover the equipment's capitalized cost in a shorter period of time relative to the equipment's potential rental life and when sold, sale proceeds are usually above its net book value.

The Company's rental operations include rental and rental related services revenues which comprised approximately 70% of the Company's total revenues from continuing operations in 2025 and 72% for the three years ended December 31, 2025. Over the past three years, modulars, storage containers and electronic test equipment comprised approximately 68%, 14% and 18%, respectively, of the cumulative rental operations revenues from continuing operations. The Company's direct costs of rental operations include depreciation of rental equipment, rental related service costs, impairment of rental equipment, and other direct costs of rental operations (which include direct labor, supplies, repairs, insurance, property taxes, license fees and amortization of certain lease costs).

The Company sells modulars, storage containers and electronic test equipment that are new, or previously rented. The Company's Enviroplex subsidiary manufactures and sells new modular classrooms. The renting and selling of some modular equipment requires a dealer's license, which the Company has obtained from the appropriate governmental agencies. Sales and other revenues of modulars, containers and electronic test equipment have comprised approximately 30% of the Company's consolidated revenues from continuing operations in 2025 and 28% for the three years ended December 31, 2025. Over the past three years, modulars, containers and electronic test equipment comprised approximately 84%, 3% and 13% of sales and other revenues, respectively. The Company's cost of sales includes the carrying value of the equipment sold and the direct costs associated with the equipment sold such as delivery, installation, modifications and related site work.

The rental and sale of modulars to public school districts comprised 25%, 24% and 18% of the Company's consolidated rental and sales revenues from continuing operations for 2025, 2024 and 2023, respectively. (For more information, see "Item 1. Business – Relocatable Modular Buildings – Classroom Rentals and Sales to Public Schools (K-12)" above.)

Selling and administrative expenses primarily include personnel and benefit costs, which includes share-based compensation, depreciation and amortization of property, plant and equipment and intangible assets, credit losses, advertising costs, and professional service fees. The Company believes that sharing of common facilities, financing, senior management, and operating and accounting systems by all of the Company's operations, results in an efficient use of overhead. Historically, the Company's operating margins have been impacted favorably to the extent its costs and expenses are leveraged over a large installed customer base. However, there can be no assurance as to the Company's ability to maintain a large installed customer base or ability to sustain its historical operating margins.

Recent Developments

Dividends

In February 2026, the Company announced that its Board of Directors declared a cash dividend of $0.495 per common share for the quarter ending March 31, 2026, an increase of 2% over the prior year's comparable quarter.

Percentage of Revenue Table

The following table sets forth for the periods indicated the results of operations as a percentage of the Company's total revenues from continuing operations and the percentage of changes in the amount of such items as compared to the amount in the indicated prior period:

	Percent of Total Revenues				Percent Change	
	Three Years 2025–2023	Year Ended December 31,			2025 over 2024	2024 over 2023
		2025	2024	2023		
Revenues						
Rental	55%	53%	54%	57%	3%	3%
Rental related services	17	17	16	17	9	7
Rental operations	72	70	70	74	4	4
Sales	27	29	29	25	3	27
Other	1	1	1	1	(8)	(16)
Total revenues	100	100	100	100	4	10
Costs and expenses						
Direct costs of rental operations						
Depreciation of rental equipment	10	10	11	11	(1)	0
Rental related services	12	12	11	12	8	7
Other	13	12	11	13	8	(5)
Total direct costs of rental operations	35	34	33	36	5	0
Cost of sales	17	18	19	17	(2)	27
Total costs	52	52	52	53	3	9
Gross profit	48	48	48	47	4	11
Selling and administrative expenses	23	22	22	25	5	(3)
Other income	—	—	1	—	(100)	157
Income from operations	25	26	27	23	0	29
Interest expense	4	3	5	5	(35)	16
Gain on merger termination from WillScot Mobile Mini, net of transaction costs	4	—	13	—	100	100
Income from continuing operations before provision for income taxes	25	23	34	18	(32)	110
Provision for income taxes from continuing operations	7	6	9	5	(31)	118
Income from continuing operations	19%	17%	25%	13%	(33)%	107%

2025 Form 10-K

Twelve Months Ended December 31, 2025 Compared to
Twelve Months Ended December 31, 2024

Overview

Consolidated revenues in 2025 increased 4% to $944.2 million, from $910.9 million in 2024. Consolidated net income in 2025 decreased to $156.3 million, or $6.35 per diluted share in 2025, compared to $231.7 million, or $9.43 per diluted share, in 2024. The decrease in consolidated net income and earnings per diluted share during the year was primarily attributed to the terminated Merger Agreement in 2024 which provided a $180.0 million gain on merger termination, partly offset by $63.2 million in transaction costs, net of provision for income taxes. Excluding the gain and transaction costs attributed to the merger termination in the prior year, the Company's net income increased by approximately $10.9 million, or 7%, to $156.3 million, and diluted earnings per share increased $0.43, or 7%, to $6.35, compared to $5.92 in 2024. The Company's year over year total revenue increase was primarily due to higher rental operations and sales revenues, as more fully described below.

For 2025 compared to 2024, on a consolidated basis from continuing operations:

- Gross profit increased $19.6 million, or 4%, to $455.0 million. Mobile Modular's gross profit increased $6.0 million, or 2%, primarily due to higher gross profit on rental operations revenues. Portable Storage's gross profit decreased $5.2 million, or 8%, due to lower gross profit on rental operations revenues, partly offset by an increase in gross profit on sales revenues. TRS-RenTelco's gross profit increased $12.2 million, or 22%, primarily due to higher gross profit on both rental operations and sales revenues. Enviroplex's gross profit increased $6.6 million, primarily due to $11.6 million higher sales revenues and increased gross margin on sales revenues of 32.4%, compared to 26.1% in 2024.

- Selling and administrative expenses increased $10.9 million, or 5%, to $211.4 million, primarily due to $5.1 million higher employee salaries and benefit costs and a $5.0 million increase in marketing and administrative expenses in 2025. During the year ended December 31, 2024, the Company incurred $63.2 million in transaction costs related to the Merger Agreement with Willscot Mobile Mini that was terminated September 20, 2024. These significant costs that did not recur during the year ended December 31, 2025, are reported separately on the Company's consolidated statements of income.

- Other income, net was $9.3 million during the year ended December 31, 2024, a result of the sale of a corporate property. These types of transactions are infrequent in nature and did not recur for the year ended December 31, 2025.

- Interest expense decreased $16.6 million, due to 23% lower average debt levels of the Company, accompanied by 15% lower net average interest rates of 5.48% in 2025 compared to 6.48% in 2024.

- Pre-tax income contribution by Mobile Modular, Portable Storage and TRS-RenTelco was 66%, 12% and 16%, respectively, compared to 69%, 16% and 12%, respectively, in 2024. These results are discussed on a segment basis below. Pre-tax income contribution by Enviroplex was 6% for 2025, compared to 3% in 2024.

- The provision for income taxes resulted in an effective tax rate of 26.6% and 26.1% for the years ended December 31, 2025 and 2024, respectively.

- Adjusted EBITDA increased $10.7 million, or 3%, to $362.5 million in 2025. Adjusted EBITDA is a non-GAAP financial measure and is defined as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation and transaction costs. A reconciliation of Adjusted EBITDA to net cash provided by operating activities and net income to Adjusted EBITDA can be found on page 46.

Mobile Modular

For 2025, Mobile Modular's total revenues increased $9.8 million, or 2%, to $645.1 million compared to 2024, primarily due to higher rental operations revenues, partly offset by lower sales and other revenues. Higher gross profit on rental operations revenues and lower allocated interest expense, partly offset by lower gross profit on sales and other revenues, and higher selling and administrative expenses, resulted in an increase in pre-tax income of $5.7 million, or 4%, to $141.7 million in 2025. Included within pre-tax income for the year ended December 31, 2024, was Other income, net of $6.2 million comprised of an allocated net gain on sale of a corporate property. Excluding Other income, net, the total change in pre-tax income for 2025 was an increase of $11.9 million, or 9%.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

Mobile Modular – 2025 compared to 2024

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2025	2024	$	%
Revenues				
Rental	$ 326,919	$ 318,149	$ 8,770	3%
Rental related services	141,662	127,589	14,073	11%
Rental operations	468,581	445,738	22,843	5%
Sales	170,668	183,234	(12,566)	(7)%
Other	5,879	6,394	(515)	(8)%
Total revenues	645,128	635,366	9,762	2%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	43,206	40,399	2,807	7%
Rental related services	91,262	83,547	7,715	9%
Other	88,122	83,023	5,099	6%
Total direct costs of rental operations	222,590	206,969	15,621	8%
Costs of sales	113,058	124,886	(11,828)	(9)%
Total costs of revenues	335,648	331,855	3,793	1%
Gross Profit				
Rental	195,591	194,727	864	—
Rental related services	50,400	44,042	6,358	14%
Rental operations	245,991	238,769	7,222	3%
Sales	57,610	58,348	(738)	(1)%
Other	5,879	6,394	(515)	(8)%
Total gross profit	309,480	303,511	5,969	2%
Expenses:				
Selling and administrative expenses	142,811	136,670	6,141	4%
Other income, net	—	(6,220)	(6,220)	(100)%
Income from operations	166,669	173,061	(6,392)	(4)%
Interest expense allocation	24,990	37,087	(12,097)	(33)%
Pre-tax income	$ 141,679	$ 135,974	$ 5,705	4%
Other Selected Information				
Adjusted EBITDA	$ 233,955	$ 229,160	$ 4,795	2%
Average rental equipment [1]	$ 1,316,606	$ 1,221,900	$ 94,706	8%
Average rental equipment on rent	$ 961,429	$ 946,437	$ 14,992	2%
Average monthly total yield [2]	2.07%	2.17%		(5)%
Average utilization [3]	73.0%	77.5%		(6)%
Average monthly rental rate [4]	2.83%	2.80%		1%
Period end rental equipment [1]	$ 1,373,320	$ 1,279,955	$ 93,365	7%
Period end utilization [3]	70.7%	75.1%		(6)%

1. Average and Period end rental equipment represents the cost of rental equipment excluding new equipment inventory and accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.

2025 Form 10-K

4.   Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.

nm = Not meaningful

Mobile Modular's gross profit for 2025 increased $6.0 million, or 2%, to $309.5 million. For the year ended December 31, 2025 compared to the year ended December 31, 2024:

- **Gross Profit on Rental Revenues** – Rental revenues increased $8.8 million, or 3%, due to 2% higher average rental equipment on rent and 1% higher average monthly rental rates in 2025. As a percentage of rental revenues, depreciation was 13% in both 2025 and 2024, and other direct costs were 27% in 2025 and 26% in 2024, which resulted in gross margin percentage of 60% in 2025, compared to 61% in 2024. The higher rental revenues and lower rental margins resulted in gross profit on rental revenues increasing $0.9 million to $195.6 million in 2025.

- **Gross Profit on Rental Related Services** – Rental related services revenues increased $14.1 million, or 11%, compared to 2024. The increase in rental related services revenues was primarily attributable to higher site related services and repair revenues. The higher revenues accompanied by higher gross margin percentage of 36% in 2025, compared to 35% in 2024, resulted in rental related services gross profit increasing $6.4 million, or 14%, to $50.4 million in 2025.

- **Gross Profit on Sales** – Sales revenues decreased $12.6 million, or 7%, primarily due to lower new equipment sales of $121.1 million compared to $143.3 million in 2024, partly offset by higher used equipment sales of $49.6 million compared to $39.9 million in 2024. The lower total sales revenues and higher gross margin of 34% in 2025, compared to 32% in 2024, resulted in sales gross profit decreasing $0.7 million, or 1%, to $57.6 million in 2025. Sales occur routinely as a normal part of Mobile Modular's rental business; however, these sales can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2025, Mobile Modular's selling and administrative expenses increased $6.1 million, or 4%, to $142.8 million, when compared to 2024. The increase in selling and administrative expenses during the year was primarily attributed to $3.1 million higher allocated corporate expenses, $1.1 million higher marketing and administrative costs and an increase in employees' salaries and benefit costs of $1.0 million.

Portable Storage

For 2025, Portable Storage's total revenues decreased $1.7 million, or 2%, to $92.8 million compared to 2024, primarily due to lower rental operations revenues, partly offset by $2.1 million higher sales revenues. Lower gross profit on rental operations revenues, coupled with $1.4 million higher selling and administrative costs, partly offset by $1.6 million lower allocated interest expense and $0.8 million higher gross profit on sales revenues, resulted in a decrease in pre-tax income of $6.3 million, or 20%, to $24.5 million in 2025. Included within pre-tax income for the year ended December 31, 2024, was Other income, net of $1.3 million comprised of an allocated net gain on sale of a corporate property. Excluding Other income, net, the total change in pre-tax income for 2025 was a decrease of $5.0 million, or 17%.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

Portable Storage – 2025 compared to 2024

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2025	**2024**	**$**	**%**
Revenues				
Rental	$ 67,593	$ 69,983	$ (2,390)	(3)%
Rental related services	16,453	17,702	(1,249)	(7)%
Rental operations	84,046	87,685	(3,639)	(4)%
Sales	7,779	5,695	2,084	37%
Other	989	1,117	(128)	(11)%
Total revenues	92,814	94,497	(1,683)	(2)%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	4,196	3,982	214	5%
Rental related services	17,763	17,267	496	3%
Other	7,361	5,816	1,545	27%
Total direct costs of rental operations	29,320	27,065	2,255	8%
Costs of sales	4,842	3,551	1,291	36%
Total costs of revenues	34,162	30,616	3,546	12%
Gross Profit (Loss)				
Rental	56,036	60,185	(4,149)	(7)%
Rental related services	(1,310)	435	(1,745)	*nm*
Rental operations	54,726	60,620	(5,894)	(10)%
Sales	2,937	2,144	793	37%
Other	989	1,117	(128)	(11)%
Total gross profit	58,652	63,881	(5,229)	(8)%
Expenses:				
Selling and administrative expenses	30,575	29,197	1,378	5%
Other income, net	—	(1,319)	(1,319)	(100)%
Income from operations	28,077	36,003	(7,926)	(22)%
Interest expense allocation	3,603	5,243	(1,640)	(31)%
Pre-tax income	$ 24,474	$ 30,760	$ (6,286)	(20)%
Other Selected Information				
Adjusted EBITDA	$ 37,317	$ 43,255	$ (5,938)	(14)%
Average rental equipment [1]	$ 236,054	$ 227,600	$ 8,454	4%
Average rental equipment on rent	$ 143,526	$ 147,734	$ (4,208)	(3)%
Average monthly total yield [2]	2.39%	2.56%		(7)%
Average utilization [3]	60.8%	64.9%		(6)%
Average monthly rental rate [4]	3.92%	3.95%		(1)%
Period end rental equipment [1]	$ 242,678	$ 232,995	$ 9,683	4%
Period end utilization [3]	59.0%	59.8%		(1)%

1. Average and Period end rental equipment represents the cost of rental equipment excluding new equipment inventory and accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.

nm = Not meaningful

Portable Storage's gross profit for 2025 decreased $5.2 million, or 8%, to $58.7 million. For the year ended December 31, 2025 compared to the year ended December 31, 2024:

- **Gross Profit on Rental Revenues** – Rental revenues decreased $2.4 million, or 3%, due to 3% lower average rental equipment on rent and 1% lower average monthly rental rates in 2025. As a percentage of rental revenues, depreciation was 6% in both 2025 and 2024, and other direct costs were 11% and 8% in 2025 and 2024, respectively, which resulted in gross margin percentage of 83% in 2025, compared to 86% in 2024. The lower rental revenues and lower rental margins resulted in gross profit on rental revenues decreasing $4.1 million, or 7%, to $56.0 million in 2025.

- **Gross Profit on Rental Related Services** – Rental related services revenues decreased $1.2 million, or 7%, compared to 2024. The decrease in rental related services revenues was primarily attributable to a reduction in return delivery revenues. The lower revenues coupled with a negative gross margin percentage of 8% in 2025, compared to a gross margin percentage of 2% in 2024, resulted in rental related services gross profit decreasing $1.7 million to a loss of $1.3 million, in 2025.

- **Gross Profit on Sales** – Sales revenues increased $2.1 million, or 37%, primarily due to higher used equipment sales. The higher sales revenues and comparable gross margin of 38% in 2025, resulted in sales gross profit increasing $0.8 million, or 37%, to $2.9 million in 2025. Sales occur routinely as a normal part of Portable Storage's rental business; however, these sales can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2025, Portable Storage's selling and administrative expenses increased $1.4 million, or 5%, to $30.6 million, compared to $29.2 million in 2024. The increase in selling and administrative expenses was primarily the result of $0.7 million higher marketing and administrative expenses and an increase in employees' salaries and benefit costs of $0.4 million.

TRS-RenTelco

For 2025, TRS-RenTelco's total revenues increased $13.6 million, or 10%, to $148.9 million, compared to 2024, primarily due to higher rental operations and sales revenues. Higher gross profit on rental and sales revenues, coupled with $2.8 million lower allocated interest expense, partly offset by $2.6 million higher selling and administrative expenses, resulted in an increase in pre-tax income of $11.0 million, or 47%, to $34.2 million for 2025. Included within pre-tax income for the year ended December 31, 2024, was Other income, net of $1.7 million comprised of an allocated net gain on sale of a corporate property. Excluding Other income, net, the total change in pre-tax income for 2025 was an increase of $12.7 million, or 59%.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

TRS-RenTelco – 2025 compared to 2024

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2025	2024	$	%
Revenues				
Rental	$ 109,406	$ 101,797	$ 7,609	7%
Rental related services	3,607	3,207	400	12%
Rental operations	113,013	105,004	8,009	8%
Sales	33,349	27,531	5,818	21%
Other	2,531	2,714	(183)	(7)%
Total revenues	148,893	135,249	13,644	10%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	39,535	43,886	(4,351)	(10)%
Rental related services	3,001	2,605	396	15%
Other	22,826	20,277	2,549	13%
Total direct costs of rental operations	65,362	66,768	(1,406)	(2)%
Costs of sales	15,283	12,426	2,857	23%
Total costs of revenues	80,645	79,194	1,451	2%
Gross Profit				
Rental	47,045	37,634	9,411	25%
Rental related services	606	602	4	1%
Rental operations	47,651	38,236	9,415	25%
Sales	18,066	15,105	2,961	20%
Other	2,531	2,714	(183)	(7)%
Total gross profit	68,248	56,055	12,193	22%
Expenses:				
Selling and administrative expenses	29,558	27,000	2,558	9%
Other income, net	—	(1,742)	(1,742)	(100)%
Income from operations	38,690	30,797	7,893	26%
Interest expense allocation	4,611	7,407	(2,796)	(38)%
Foreign currency exchange (gain) loss	(80)	215	(295)	nm
Pre-tax income	$ 34,159	$ 23,175	$ 10,984	47%
Other Selected Information				
Adjusted EBITDA	$ 80,588	$ 74,525	$ 6,063	8%
Average rental equipment [1]	$ 334,407	$ 362,558	$ (28,151)	(8)%
Average rental equipment on rent	$ 213,308	$ 207,834	$ 5,474	3%
Average monthly total yield [2]	2.73%	2.34%		17%
Average utilization [3]	63.8%	57.3%		11%
Average monthly rental rate [4]	4.27%	4.08%		5%
Period end rental equipment [1]	$ 331,874	$ 342,110	$ (10,236)	(3)%
Period end utilization [3]	63.2%	58.6%		8%

1. Average and Period end rental equipment represents the cost of rental equipment excluding new inventory and accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.

3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.

nm = Not meaningful

TRS-RenTelco's gross profit for 2025 increased $12.2 million, or 22%, to $68.2 million. For the year ended December 31, 2025 compared to the year ended December 31, 2024:

- **Gross Profit on Rental Revenues** – Rental revenues increased $7.6 million, or 7%, to $109.4 million, with depreciation expense decreasing $4.4 million, or 10%, and other direct costs increasing $2.5 million, or 13%, resulting in an increase in gross profit on rental revenues of $9.4 million, or 25%, in 2025 compared to 2024. As a percentage of rental revenues, depreciation was 36% and 43% in 2025 and 2024, respectively, and other direct costs were 21% and 20% in 2025 and 2024, respectively, which resulted in gross margin percentage of 43% in 2025, compared to 37% in 2024. The increase in rental revenues was primarily attributed to 3% higher average rental equipment on rent and 5% higher average monthly rental rates.

- **Gross Profit on Sales** – Sales revenues increased $5.8 million, or 21%, to $33.3 million in 2025. Gross profit on sales increased $3.0 million, or 20%, to $18.1 million, with a gross margin percentage of 54% in 2025, compared to 55% in 2024. Sales occur routinely as a normal part of TRS-RenTelco's rental business; however, these sales and related gross margins can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2025, TRS-RenTelco's selling and administrative expenses increased $2.6 million, or 9%, to $29.6 million, when compared to 2024. The increase in selling and administrative expenses was primarily the result of $1.5 million higher employees' salaries and benefit costs and $1.3 million higher allocated corporate expenses.

Twelve Months Ended December 31, 2024 Compared to
Twelve Months Ended December 31, 2023

Overview

Consolidated revenues in 2024 increased 8% to $910.9 million, from $841.3 million in 2023. Consolidated net income in 2024 increased to $231.7 million, or $9.43 per diluted share in 2024, compared to $174.6 million, or $7.12 per diluted share, in 2023. The increase in consolidated net income and earnings per diluted share during the year was primarily attributed to the $180.0 million gain on merger termination, partly offset by $63.2 million in transaction costs attributed to the terminated merger with Willscot Mobile Mini, net of provision for income taxes. Consolidated net income for the year ended December 31, 2023, included the $61.5 million gain on sale of discontinued operations from the divestiture of Adler Tanks, net of tax. Excluding the gain and transaction costs attributed to the merger termination in 2024, and the gain on sale of discontinued operations in 2023, the Company's net income increased by approximately $33.9 million, or 30%, to $145.7 million, and diluted earnings per share increased $1.37, or 30%, to $5.93, compared to $4.56 in 2023. The Company's year over year total revenue increase was primarily due to higher sales, rental, and rental related services revenues, as more fully described below.

There was no revenue, income or earnings per share from discontinued operations during the year ended December 31, 2024. Revenues from discontinued operations for the year ended December 31, 2023, was $9.4 million and income from discontinued operations was $62.8 million, which included the net gain on sale of discontinued operations of $61.5 million. Earnings per diluted share from discontinued operations for the year ended December 31, 2023 was $2.56. Additional information regarding discontinued operations and the divestiture of Adler Tanks is included in the Note 5 to the Consolidated Financial Statements.

For 2024 compared to 2023, on a consolidated basis from continuing operations:

- Gross profit increased $41.8 million, or 11%, to $435.4 million. Mobile Modular's gross profit increased $45.6 million, or 18%, due to higher gross profit on rental, sales and rental related services revenues. Portable Storage's gross profit decreased $5.0 million, or 7%, due to lower gross profit on rental and rental related services revenues. TRS-RenTelco's gross profit decreased $6.5 million, or 10%, primarily due to lower gross profit on rental and other revenues. Enviroplex's gross profit increased $7.7 million, primarily due to $25.6 million higher sales revenues and increased gross margin on sales revenues of 26.1%, compared to 20.9% in 2023.

- Selling and administrative expenses decreased $7.1 million, or 3%, to $200.4 million, primarily due to $15.9 million in transaction costs incurred by the Company in 2023, attributed to the acquisitions of Vesta Modular, Brekke Storage, Dixie Storage and Inland Leasing, and the divestiture of Adler Tanks, partly offset by an increase in employee salaries and benefit costs of $7.8 million in 2024. During the year ended December 31, 2024, the Company determined that transaction costs incurred by the Company attributed to the terminated merger were significant and required separate presentation on the consolidated statements of income. Due to this determination, the Company has excluded the transaction costs incurred by the Company from Selling and administrative expenses for all reportable business segments for the year ended December 31, 2024.

- Other income, net increased $5.7 million due to the sale of a property in 2024, resulting in a net gain of $9.3 million, compared to the gain on sale of four properties in 2023.

- Interest expense increased $6.7 million, due to 10% higher average debt levels of the Company, accompanied by 6% higher net average interest rates of 6.48% in 2024 compared to 6.12% in 2023.

- Pre-tax income contribution by Mobile Modular, Portable Storage and TRS-RenTelco was 69%, 16% and 12%, respectively, compared to 62%, 22% and 16%, respectively, in 2023. These results are discussed on a segment basis below. Pre-tax income contribution by Enviroplex was 3% for 2024 and less than 1% for 2023.

- The provision for income taxes resulted in an effective tax rate of 26.1% and 25.5% for the years ended December 31, 2024 and 2023, respectively.

- Adjusted EBITDA increased $33.4 million, or 10%, to $351.7 million in 2024. Adjusted EBITDA is a non-GAAP financial measure and is defined as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation and transaction costs. A reconciliation of Adjusted EBITDA to net cash provided by operating activities and net income to Adjusted EBITDA can be found on page 46.

2025 Form 10-K

Mobile Modular

For 2024, Mobile Modular's total revenues increased $73.1 million, or 13%, to $635.4 million compared to 2023, primarily due to higher rental, sales and rental related services revenues. Higher gross profit on rental, sales and rental related services revenues, and $1.9 million lower selling and administrative expenses, resulted in an increase in pre-tax income of $44.0 million, or 48%, to $136.0 million in 2024.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

Mobile Modular – 2024 compared to 2023

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2024	2023	$	%
Revenues				
Rental	$ 318,149	$ 285,553	$ 32,596	11%
Rental related services	127,589	114,511	13,078	11%
Rental operations	445,738	400,064	45,674	11%
Sales	183,234	155,267	27,967	18%
Other	6,394	6,905	(511)	(7)%
Total revenues	635,366	562,236	73,130	13%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	40,399	36,921	3,478	9%
Rental related services	83,547	75,390	8,157	11%
Other	83,023	86,983	(3,960)	(5)%
Total direct costs of rental operations	206,969	199,294	7,675	4%
Costs of sales	124,886	105,021	19,865	19%
Total costs of revenues	331,855	304,315	27,540	9%
Gross Profit				
Rental	194,727	161,649	33,078	20%
Rental related services	44,042	39,121	4,921	13%
Rental operations	238,769	200,770	37,999	19%
Sales	58,348	50,246	8,102	16%
Other	6,394	6,905	(511)	(7)%
Total gross profit	303,511	257,921	45,590	18%
Expenses:				
Selling and administrative expenses	136,670	138,574	(1,904)	(1)%
Other income, net	(6,220)	(2,329)	3,891	nm
Income from operations	173,061	121,676	51,385	42%
Interest expense allocation	37,087	29,724	7,363	25%
Pre-tax income	$ 135,974	$ 91,952	$ 44,022	48%
Other Selected Information				
Adjusted EBITDA	$ 229,160	$ 189,661	$ 39,499	21%
Average rental equipment [1]	$ 1,221,900	$ 1,093,086	$ 128,814	12%
Average rental equipment on rent	$ 946,437	$ 870,621	$ 75,816	9%
Average monthly total yield [2]	2.17%	2.18%		(0)%
Average utilization [3]	77.5%	79.7%		(3)%
Average monthly rental rate [4]	2.80%	2.73%		3%
Period end rental equipment [1]	$ 1,279,955	$ 1,163,704	$ 116,251	10%
Period end utilization [3]	75.1%	79.4%		(5)%

1. Average and Period end rental equipment represents the cost of rental equipment excluding accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.

nm = Not meaningful

Mobile Modular's gross profit for 2024 increased $45.6 million, or 18%, to $303.5 million. For the year ended December 31, 2024 compared to the year ended December 31, 2023:

- **Gross Profit on Rental Revenues** – Rental revenues increased $32.6 million, or 11%, due to 9% higher average rental equipment on rent and 3% higher average monthly rental rates in 2024. As a percentage of rental revenues, depreciation was 13% in both 2024 and 2023, respectively, and other direct costs were 26% in 2024 and 30% in 2023, which resulted in gross margin percentage of 61% in 2024, compared to 57% in 2023. The higher rental revenues and increased rental margins resulted in gross profit on rental revenues increasing $33.1 million, or 20%, to $194.7 million in 2024.

- **Gross Profit on Rental Related Services** – Rental related services revenues increased $13.1 million, or 11%, compared to 2023. The increase in rental related services revenues was primarily attributable to higher delivery, return delivery and dismantle revenues and higher site related services. The higher revenues accompanied by higher gross margin percentage of 35% in 2024, compared to 34% in 2023, resulted in rental related services gross profit increasing $4.9 million, or 13%, to $44.0 million in 2024.

- **Gross Profit on Sales** – Sales revenues increased $28.0 million, or 18%, primarily due to higher new equipment sales of $143.3 million compared to $116.2 million in 2023. The higher sales revenues and comparable gross margin of 32% in 2024, resulted in sales gross profit increasing $8.1 million, or 16%, to $58.3 million in 2024. Sales occur routinely as a normal part of Mobile Modular's rental business; however, these sales can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2024, Mobile Modular's selling and administrative expenses decreased $1.9 million, or 1%, to $136.7 million, when compared to 2023.

Portable Storage

For 2024, Portable Storage's total revenues decreased $6.6 million, or 7%, to $94.5 million compared to 2023, primarily due to lower rental and rental related services revenues, partly offset by $1.1 million higher sales revenues. Lower gross profit on rental and rental related services revenues, partly offset by $0.4 million higher gross profit on sales revenues and a $2.3 million reduction in selling and administrative expenses, resulted in a decrease in pre-tax income of $2.1 million, or 6%, to $30.8 million in 2024.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

Portable Storage – 2024 compared to 2023

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2024	2023	$	%
Revenues				
Rental	$ 69,983	$ 74,536	$ (4,553)	(6)%
Rental related services	17,702	20,510	(2,808)	(14)%
Rental operations	87,685	95,046	(7,361)	(8)%
Sales	5,695	4,587	1,108	24%
Other	1,117	1,504	(387)	(26)%
Total revenues	94,497	101,137	(6,640)	(7)%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	3,982	3,514	468	13%
Rental related services	17,267	18,568	(1,301)	(7)%
Other	5,816	7,317	(1,501)	(21)%
Total direct costs of rental operations	27,065	29,399	(2,334)	(8)%
Costs of sales	3,551	2,858	693	24%
Total costs of revenues	30,616	32,257	(1,641)	(5)%
Gross Profit				
Rental	60,185	63,705	(3,520)	(6)%
Rental related services	435	1,942	(1,507)	(78)%
Rental operations	60,620	65,647	(5,027)	(8)%
Sales	2,144	1,729	415	24%
Other	1,117	1,504	(387)	(26)%
Total gross profit	63,881	68,880	(4,999)	(7)%
Expenses:				
Selling and administrative expenses	29,197	31,537	(2,340)	(7)%
Other income, net	(1,319)	(457)	862	*nm*
Income from operations	36,003	37,800	(1,797)	(5)%
Interest expense allocation	5,243	4,950	293	6%
Pre-tax income	$ 30,760	$ 32,850	$ (2,090)	(6)%
Other Selected Information				
Adjusted EBITDA	$ 43,255	$ 46,690	$ (3,435)	(7)%
Average rental equipment [1]	$ 227,600	$ 206,095	$ 21,505	10%
Average rental equipment on rent	$ 147,734	$ 159,391	$ (11,657)	(7)%
Average monthly total yield [2]	2.56%	3.01%		(15)%
Average utilization [3]	64.9%	77.3%		(16)%
Average monthly rental rate [4]	3.95%	3.90%		1%
Period end rental equipment [1]	$ 232,995	$ 221,817	$ 11,178	5%
Period end utilization [3]	59.8%	71.5%		(16)%

1. Average and Period end rental equipment represents the cost of rental equipment excluding accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.

nm = Not meaningful

Portable Storage's gross profit for 2024 decreased $5.0 million, or 7%, to $63.9 million. For the year ended December 31, 2024 compared to the year ended December 31, 2023:

- **Gross Profit on Rental Revenues** – Rental revenues decreased $4.6 million, or 6%, due to 7% lower average rental equipment on rent, partly offset by 1% higher average monthly rental rates in 2024. As a percentage of rental revenues, depreciation was 6% and 5% in 2024 and 2023, respectively, and other direct costs were 8% and 10% in 2024 and 2023, respectively, which resulted in gross margin percentage of 86% in 2024, compared to 85% in 2023. The lower rental revenues and higher rental margins resulted in gross profit on rental revenues decreasing $3.5 million, or 6%, to $60.2 million in 2024.

- **Gross Profit on Rental Related Services** – Rental related services revenues decreased $2.8 million, or 14%, compared to 2023. The decrease in rental related services revenues was primarily attributable to a reduction in delivery and return delivery revenues. The lower revenues coupled with lower gross margin percentage of 2% in 2024, compared to 9% in 2023, resulted in rental related services gross profit decreasing $1.5 million to $0.4 million, in 2024.

- **Gross Profit on Sales** – Sales revenues increased $1.1 million, or 24%, primarily due to higher used equipment sales. The higher sales revenues and comparable gross margin of 38% in 2024, resulted in sales gross profit increasing $0.4 million, or 24%, to $2.1 million in 2024. Sales occur routinely as a normal part of Portable Storage's rental business; however, these sales can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2024, Portable Storage's selling and administrative expenses decreased $2.3 million, or 7%, to $29.2 million, compared to $31.5 million in 2023. The reduction in selling and administrative expenses was primarily the result of $2.5 million lower allocated corporate services, which in 2023 included transaction costs of $1.3 million, attributed to the divestiture of Adler Tanks.

TRS-RenTelco

For 2024, TRS-RenTelco's total revenues decreased $13.0 million, or 9%, to $135.2 million, compared to 2023, primarily due to lower rental and other revenues, partly offset by higher sales revenues. Pre-tax income decreased $1.5 million, or 6%, to $23.2 million for 2024, primarily due to lower gross profit on rental and other revenues, partly offset by $1.9 million higher gross profit on sales revenues and a $4.0 million reduction in selling and administrative expenses.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

TRS-RenTelco – 2024 compared to 2023

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2024	2023	$	%
Revenues				
Rental	$ 101,797	$ 114,247	$ (12,450)	(11)%
Rental related services	3,207	3,139	68	2%
Rental operations	105,004	117,386	(12,382)	(11)%
Sales	27,531	27,119	412	2%
Other	2,714	3,772	(1,058)	(28)%
Total revenues	135,249	148,277	(13,028)	(9)%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	43,886	48,477	(4,591)	(9)%
Rental related services	2,605	2,670	(65)	(2)%
Other	20,277	20,642	(365)	(2)%
Total direct costs of rental operations	66,768	71,789	(5,021)	(7)%
Costs of sales	12,426	13,884	(1,458)	(11)%
Total costs of revenues	79,194	85,673	(6,479)	(8)%
Gross Profit				
Rental	37,634	45,128	(7,494)	(17)%
Rental related services	602	469	133	28%
Rental operations	38,236	45,597	(7,361)	(16)%
Sales	15,105	13,235	1,870	14%
Other	2,714	3,772	(1,058)	(28)%
Total gross profit	56,055	62,604	(6,549)	(10)%
Expenses:				
Selling and administrative expenses	27,000	30,962	(3,962)	(13)%
Other income, net	(1,742)	(832)	910	nm
Income from operations	30,797	32,474	(1,677)	(5)%
Interest expense allocation	7,407	8,146	(739)	(9)%
Foreign currency exchange loss (gain)	215	(310)	525	nm
Pre-tax income	$ 23,175	$ 24,638	$ (1,463)	(6)%
Other Selected Information				
Adjusted EBITDA	$ 74,525	$ 83,903	$ (9,378)	(11)%
Average rental equipment [1]	$ 362,558	$ 388,679	$ (26,121)	(7)%
Average rental equipment on rent	$ 207,834	$ 228,787	$ (20,953)	(9)%
Average monthly total yield [2]	2.34%	2.43%		(4)%
Average utilization [3]	57.3%	58.9%		(3)%
Average monthly rental rate [4]	4.08%	4.16%		(2)%
Period end rental equipment [1]	$ 342,110	$ 374,438	$ (32,328)	(9)%
Period end utilization [3]	58.6%	55.9%		5%

1. Average and Period end rental equipment represents the cost of rental equipment excluding new inventory and accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.

nm = Not meaningful

TRS-RenTelco's gross profit for 2024 decreased $6.5 million, or 10%, to $56.1 million. For the year ended December 31, 2024 compared to the year ended December 31, 2023:

- **Gross Profit on Rental Revenues** – Rental revenues decreased $12.5 million, or 11%, to $101.8 million, with depreciation expense decreasing $4.6 million, or 9%, and other direct costs decreasing $0.4 million, or 2%, resulting in a decrease in gross profit on rental revenues of $7.5 million, or 17%, in 2024 compared to 2023. As a percentage of rental revenues, depreciation was 43% and 42% in 2024 and 2023, respectively, and other direct costs were 20% and 18% in 2024 and 2023, respectively, which resulted in gross margin percentage of 37% in 2024, compared to 40% in 2023. The reduction in rental revenues was primarily attributed to 9% lower average rental equipment on rent and 2% lower average monthly rental rates.

- **Gross Profit on Sales** – Sales revenues increased $0.4 million, or 2%, to $27.5 million in 2024. Gross profit on sales increased $1.9 million, or 14%, to $15.1 million, with a gross margin percentage of 55% in 2024, compared to 49% in 2023. The higher gross margin during the year was primarily attributed to an increase in margin on used equipment sales. Sales occur routinely as a normal part of TRS-RenTelco's rental business; however, these sales and related gross margins can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2024, TRS-RenTelco's selling and administrative expenses decreased $4.0 million, or 13%, to $27.0 million, when compared to 2023. The reduction in selling and administrative expenses was primarily the result of $4.0 million lower allocated corporate services, which included transaction costs of $1.6 million in 2023 attributed to the divestiture of Adler Tanks.

Adjusted EBITDA

To supplement the Company's financial data presented on a basis consistent with accounting principles generally accepted in the United States of America ("GAAP"), the Company presents "Adjusted EBITDA", which is defined by the Company as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation, transaction costs, gains on property sales and non-operating transactions. The Company presents Adjusted EBITDA as a financial measure as management believes it provides useful information to investors regarding the Company's liquidity and financial condition and because management, as well as the Company's lenders, use this measure in evaluating the performance of the Company.

Management uses Adjusted EBITDA as a supplement to GAAP measures to further evaluate period-to-period operating performance, compliance with financial covenants in the Company's revolving lines of credit and senior notes and the Company's ability to meet future capital expenditure and working capital requirements. Management believes the exclusion of non-cash charges and non-operating transactions, including share-based compensation, transaction costs and gains on property sales is useful in measuring the Company's cash available for operations and performance of the Company. Because management finds Adjusted EBITDA useful, the Company believes its investors will also find Adjusted EBITDA useful in evaluating the Company's performance.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows, or other consolidated income or cash flow data prepared in accordance with GAAP or as a measure of the Company's profitability or liquidity. Adjusted EBITDA is not in accordance with or an alternative for GAAP and may be different from non−GAAP measures used by other companies. Unlike EBITDA, which may be used by other companies or investors, Adjusted EBITDA does not include share-based compensation charges, transaction costs, gains on property sales and non-operating transactions. The Company believes that Adjusted EBITDA is of limited use in that it does not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and does not accurately reflect real cash flow. In addition, other companies may not use Adjusted EBITDA or may use other non-GAAP measures, limiting the usefulness of Adjusted EBITDA for purposes of comparison. The Company's presentation of Adjusted EBITDA should not be construed as an inference that the Company will not incur expenses that are the same as or similar to the adjustments in this presentation. Therefore, Adjusted EBITDA should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. The Company compensates for the limitations of Adjusted EBITDA by relying upon GAAP results to gain a complete picture of the Company's performance. Because Adjusted EBITDA is a non-GAAP financial measure, as defined by the SEC, the Company includes in the tables below reconciliations of Adjusted EBITDA to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Reconciliation of Income from Continuing Operations to Adjusted EBITDA

(dollar amounts in thousands)	Year Ended December 31,				
	2025	2024	2023	2022	2021
Income from continuing operations	$ 156,308	$ 231,727	$ 111,852	$ 103,309	$ 85,085
Provision for income taxes	56,773	81,922	37,610	31,377	30,725
Interest expense	30,622	47,241	40,560	12,230	8,244
Depreciation and amortization	107,069	107,455	107,918	93,490	87,972
EBITDA	350,772	468,345	297,940	240,406	212,026
Share-based compensation	11,225	9,502	8,157	6,747	6,585
Transaction costs [3]	466	63,159	15,877	4,053	2,045
Other income, net [4]	—	(9,281)	(3,618)	—	—
Gain on merger termination from WillScot Mobile Mini [5]	—	(180,000)	—	—	—
Adjusted EBITDA [1]	$ 362,463	$ 351,725	$ 318,356	$ 251,206	$ 220,656
Adjusted EBITDA margin [2]	38%	38%	39%	40%	41%

1. Adjusted EBITDA is defined as income from operations before interest expense, provision for income taxes, depreciation, amortization, share-based compensation and non-operating transactions.
2. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by total revenues for the period.
3. Transaction costs include acquisition and divestiture related legal and professional fees and other costs specific to these transactions.
4. Other income, net consists of net gains on property, plant and equipment sales that are infrequent in nature and excluded from Adjusted EBITDA.
5. The gain on merger termination from WillScot Mobile Mini was considered a non-operating transaction and is excluded from Adjusted EBITDA.

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

(dollar amounts in thousands)	Year Ended December 31,				
	2025	2024	2023	2022	2021
Net cash provided by operating activities	$ 255,683	$ 374,375	$ 95,343	$ 194,432	$ 193,463
Change in certain assets and liabilities:					
Accounts receivable, net	12,523	(8,026)	35,143	30,524	23,946
Prepaid expenses and other assets	(3,404)	(6,887)	29,326	16,484	6,816
Accounts payable and other liabilities	13,903	(128,981)	14,208	(8,595)	(11,155)
Deferred income	(328)	1,592	(14,094)	(23,701)	(9,082)
Amortization of debt issuance costs	(206)	(66)	(8)	(16)	(15)
Foreign currency exchange gain (loss)	80	(215)	310	(378)	(210)
Gain on sale of used rental equipment	44,191	35,085	31,642	37,979	25,441
Income taxes paid, net of refunds received	10,116	36,524	91,565	27,362	9,087
Interest paid	29,905	48,324	38,603	14,775	10,326
Adjusted EBITDA [1]	$ 362,463	$ 351,725	$ 322,038	$ 288,866	$ 248,617

1. Adjusted EBITDA is defined as income from operations before interest expense, provision for income taxes, depreciation, amortization, share-based compensation and non-operating transactions. Total Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021, include Adjusted EBITDA from discontinued operations of $3.7 million, $37.7 million and $28.0 million, respectively, from the divestiture of Adler Tanks which occurred in 2023.

Adjusted EBITDA is a component of two restrictive financial covenants for the Company's unsecured Credit Facility, the Note Purchase Agreement, Series D, E, F and G Senior Notes (as defined and more fully described under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources"). These instruments contain financial covenants requiring the Company to not:

- Permit the Consolidated Fixed Charge Coverage Ratio (as defined in the Credit Facility and the Note Purchase Agreement (as defined and more fully described under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources" in this MD&A)) of Adjusted EBITDA (as defined in the Credit Facility and the Note Purchase Agreement) to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2025, the actual ratio was 3.88 to 1.

- Permit the Consolidated Leverage Ratio of funded debt (as defined in the Credit Facility and the Note Purchase Agreement) to Adjusted EBITDA at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2025, the actual ratio was 1.42 to 1.

At December 31, 2025, the Company was in compliance with each of these aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, though, significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

Liquidity and Capital Resources

The Company's rental businesses are capital intensive and generate significant cash flows. Cash flows for the Company in 2025 as compared to 2024 are summarized as follows:

Cash Flows from Operating Activities: The Company's operations provided net cash flows of $255.7 million for 2025, compared to $374.4 million in 2024. The $118.7 million decrease in net cash provided by operating activities was primarily attributed to the gain on merger termination from WillScot Mobile Mini after transaction costs, which contributed $86.0 million to net income during 2024. Further, operating activities provided for a $20.4 million increase in accounts receivable as compared to 2024, a result of higher customer billings compared to related cash payments in 2025, and prepaid expenses and other assets increased $9.8 million, primarily attributed to the timing of cash payments made and expense recognition during the year. Finally, there was a $12.2 million decrease in accounts payable as a result of the payment timing of rental equipment acquisitions and other trade accounts payable, which contributed to the year over year change.

Cash Flows from Investing Activities: Net cash used in investing activities was $127.1 million for 2025, compared to $150.8 million in 2024. The $23.6 million reduction in net cash used was primarily due to $48.7 million lower rental equipment purchases when compared to the previous year, due to higher equipment acquisitions in 2024 to meet customer rental demand. The reduction in net cash used in investing activities was partly offset by a $23.8 million increase in cash paid for the acquisition of businesses in 2025.

Cash Flows from Financing Activities: Net cash used in financing activities was $129.1 million in 2025, compared to $223.7 million in 2024. The $94.6 million change was primarily attributable to $95.1 million lower net payments under bank lines of credit in 2025, partially offset by $75.0 million in borrowings under issued Series G senior notes in 2025, which were used to pay the principal balance in full of the Company's $73.0 million term note entered into in 2024. The reduction in total net payments under bank lines of credit when compared to the previous year was primarily due to lower cash flows from operations, including the net impact of the gain on merger termination from WillScot Mobile Mini after transaction costs, partly offset by the $48.7 million reduction in purchases of rental equipment when compared to the previous year.

Significant capital expenditures are required to maintain and grow the Company's rental assets. During the last three years, the Company has financed its working capital and capital expenditure requirements through cash flows from operations, proceeds from the sale of rental equipment and from borrowings. During the year ended December 31, 2024, the Company entered into a merger agreement with WillScot Mobile Mini, which was subsequently terminated, resulting in proceeds received of $116.8 million, net of transaction costs, which were primarily used to paydown outstanding borrowings on bank lines of credit. Comparatively, in 2023 the Company sold its Adler Tanks business, generating a total of $202.7 million in net proceeds, which were primarily used to expand the Company's rental asset fleet through the acquisition of Vesta Modular. These types of transactions are considered nonrecurring to the Company and not a normal part of continuing operations. Sales of rental equipment occur routinely as a normal part of the Company's rental businesses. However, these sales can fluctuate from period to period depending on customer requirements and funding. Although the net proceeds received from sales may fluctuate from period to period, the Company believes its liquidity will not be adversely impacted from lower sales in any given year because it believes it has the ability to increase its bank borrowings, offer additional notes and conserve its cash in the future by reducing the amount of cash it uses to purchase rental equipment, pay dividends, or repurchase the Company's common stock.

Adjusted Free Cash Flow

The Company defines "Adjusted free cash flow" as cash provided by operating activities less payments for purchases of rental equipment and property, plant and equipment, and plus proceeds from sale of rental equipment and property, plant and equipment, which are included in cash flows from investing activities; excluding nonrecurring taxes paid in cash on sale of discontinued operations and the contractual merger termination payment from WillScot Mobile Mini after deducting the Company's transaction costs. The Company believes that Adjusted free cash flow provides useful additional information regarding cash flow available to meet debt service obligations and other capital requirements. However, Adjusted free cash flow is not a measure of performance or liquidity under GAAP and should not be considered in isolation or as a substitute for Net income, Net cash provided by operating activities, or other consolidated income or cash flow data prepared in accordance with GAAP. The table below provides a reconciliation between Net cash provided by operating activities and Adjusted free cash flow.

Reconciliation of Net Cash Provided by Operating Activities to Adjusted Free Cash Flow

(amounts in thousands)		Year Ended December 31,					Three Year Totals
		2025		2024		2023	
Net cash provided by operating activities	$	255,683	$	374,375	$	95,343	$ 725,401
Proceeds from sales of used rental equipment		83,629		68,453		66,168	218,250
Proceeds from sales of property, plant and equipment		—		12,251		9,702	21,953
Purchases of rental equipment		(142,576)		(191,231)		(229,679)	(563,486)
Purchases of property, plant and equipment		(44,380)		(40,228)		(43,989)	(128,597)
Taxes paid on sale of discontinued operations		—		—		65,300	65,300
Proceeds from Willscot Mobile Mini merger termination, net of transaction costs		—		(116,841)		—	(116,841)
Adjusted free cash flow	$	152,356	$	106,779	$	(37,155)	$ 221,980

In addition to increasing its rental assets, the Company has periodically made acquisitions of businesses and business assets. During the years ended December 31, 2025 and 2023, the company transacted a total of $23.8 million and $462.1 million in acquisition related costs, respectively. There were no acquisition related transactions during the year ended December 31, 2024. The Company had other capital expenditures for property, plant and equipment of $44.4 million in 2025, $40.2 million in 2024 and $44.0 million in 2023, and has used cash each year to provide returns to its shareholders in the form of cash dividends. The Company paid cash dividends of $47.9 million, $46.8 million and $45.6 million in the years ended December 31, 2025, 2024 and 2023, respectively.

The Company has in the past made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Exchange Act. In September 2024, the Company's Board of Directors increased the capacity under the share repurchase program by authorizing the Company to repurchase up to 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"), an increase from the 1,309,805 remaining shares authorized for repurchase under the Repurchase Plan established in August 2015. The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased, and the Repurchase Plan may be modified, extended or terminated by the Company's Board of Directors at any time. There were no shares of common stock repurchased during the twelve months ended December 31, 2025, 2024 and 2023. As of December 31, 2025, 2,000,000 shares remain authorized for repurchase under the Repurchase Plan.

Unsecured Revolving Lines of Credit

On July 15, 2022, the Company entered into an amended and restated credit agreement with Bank of America, N.A., as Administrative Agent, Swing Line Lender, L/C Issuer and lender, and other lenders named therein (the "Credit Facility"). The Credit Facility provides for a $650.0 million unsecured revolving credit facility (which may be further increased to $950.0 million, by adding one or more tranches of term loans and/or increasing the aggregate revolving commitments), which includes a $40.0 million sublimit for the issuance of standby letters of credit and a $20.0 million sublimit for swingline loans. The proceeds of the Credit Facility are available to be used for general corporate purposes, including permitted acquisitions. The Credit Facility permits the Company's existing indebtedness to remain, which includes the Company's $20.0 million Treasury Sweep Note due July 15, 2027 and the Company's existing senior notes issued pursuant to the Note Purchase and Private Shelf Agreement with Prudential Investment Management, Inc., dated as of April 21, 2011 (as amended, the "Prior NPA") comprised of (i) the $40.0 million aggregate outstanding principal of notes issued March 17, 2021 and due March 17, 2028, and (ii) the $60.0 million aggregate outstanding principal of notes issued June 16, 2021 and due June 16, 2026. The Prior NPA was amended and restated, and superseded in its entirety, by the Note Purchase Agreement (as defined and more fully described below under the heading "Liquidity and Capital Resources - Note Purchase and Private Shelf Agreement" in this MD&A). In addition, the Company may incur additional senior note indebtedness in an aggregate amount not to exceed $250.0 million. The Credit Facility matures on July 15, 2027 and replaced the Company's prior $420.0 million credit facility dated March 31, 2020 with Bank of America, N.A., as agent, as amended. All obligations outstanding under the prior credit facility as of the date of the Credit Facility were refinanced by the Credit Facility on April 23, 2022.

On August 19, 2022, the Company entered into an amended and restated Credit Facility Letter Agreement and a Credit Line Note in favor of MUFG Union Bank, N.A., which provides for a $20.0 million line of credit facility related to its cash management services ("Sweep Service Facility"). The Sweep Service Facility matures on the earlier of July 15, 2027, or the date the Company ceases to utilize MUFG Union Bank, N.A. for its cash management services. The Sweep Service Facility replaced the Company's prior $12.0 million sweep service facility, dated as of March 30, 2020.

On April 23, 2024, the Company entered into a first incremental facility amendment with Bank of America, N.A., as Administrative Agent and the first incremental lender ("BoA") and the guarantors named therein (the "First Incremental Amendment"). The First Incremental Amendment amends the Second Amended and Restated Credit Agreement, dated as of July 15, 2022, as amended, by and among the Company, BoA, the other lenders named therein, and the guarantors named therein (the "Credit Agreement") to institute an incremental term loan "A" facility in an aggregate principal amount of $75.0 million (the "Incremental Credit Facility"). The proceeds from the Incremental Credit Facility were used for general corporate purposes. Concurrently with entry into the First Incremental Amendment, the Company repaid revolving loans issued under the Credit Agreement in an aggregate amount equal to approximately $75.0 million. During the year ended December 31, 2025, the Company repaid the principal amount of the incremental term loan "A" facility in its entirety.

At December 31, 2025, under the Credit Facility and Sweep Service Facility, the Company had unsecured lines of credit that permit it to borrow up to $650.0 million of which $265.0 million was outstanding and had the capacity to borrow up to an additional $385.0 million. The Credit Facility contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Amended Credit Facility):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2025, the actual ratio was 3.88 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA at any time during any period of four consecutive fiscal quarters to be greater than 2.75 to 1. At December 31, 2025, the actual ratio was 1.42 to 1.

At December 31, 2025, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, although significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

Note Purchase and Private Shelf Agreement

On June 8, 2023, the Company entered into a Second Amended and Restated Note Purchase and Private Shelf Agreement (the "Note Purchase Agreement") with PGIM, Inc. ("PGIM") and the holders of Series D and Series E Notes previously issued pursuant to the Prior NPA. The Note Purchase Agreement amended and restated, and superseded in its entirety, the Prior NPA. Pursuant to the Prior NPA, the Company issued (i) $40.0 million aggregate principal amount of its 2.57% Series D Senior Notes, due March 17, 2028, and (ii) $60.0 million aggregate principal amount of its 2.35% Series E Senior Notes, due June 16, 2026, to which the terms of the Note Purchase Agreement shall apply.

In addition, pursuant to the Note Purchase Agreement, the Company may authorize the issuance and sale of additional senior notes (the "Shelf Notes") in the aggregate principal amount of (x) $300 million minus (y) the amount of other notes (such as the Series D Senior Notes, Series E Senior Notes, Series F Senior Notes and Series G Senior Notes, each defined below) then outstanding, to be dated the date of issuance thereof, to mature, in case of each Shelf Note so issued, no more than 15 years after the date of original issuance thereof, to have an average life, in the case of each Shelf Note so issued, of no more than 15 years after the date of original issuance thereof, to bear interest on the unpaid balance thereof from the date thereof at the rate per annum, and to have such other particular terms, as shall be set forth, in the case of each Shelf Note so issued, in accordance with the Note Purchase Agreement. Shelf Notes may be issued and sold from time to time at the discretion of the Company's Board of Directors and in such amounts as the Board of Directors may determine, subject to prospective purchasers' agreement to purchase the Shelf Notes. The Company will sell the Shelf Notes directly to such purchasers. The full net proceeds of each Shelf Note will be used in the manner described in the applicable Request for Purchase with respect to such Shelf Note.

5.30% Senior Notes Due in 2032

On September 8, 2025, the Company issued and sold to the purchasers $75.0 million aggregate principal amount of 5.30% Series G Notes (the "Series G Senior Notes") pursuant to the terms of the Note Purchase Agreement.

The Series G Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 5.30% per annum and mature on September 8, 2032. Interest on the Series G Senior Notes is payable semi-annually beginning on March 8, 2026 and continuing thereafter on September 8 and March 8 of each year until maturity. The principal balance is due when the notes mature on September 8, 2032. The full net proceeds from the Series G Senior Notes were used to pay down the Company's term loan "A" facility in its entirety. At December 31, 2025, the principal balance outstanding under the Series G Senior Notes was $75.0 million.

6.25% Senior Notes Due in 2030

On September 27, 2023, the Company issued and sold to the purchasers $75.0 million aggregate principal amount of 6.25% Series F Notes (the "Series F Senior Notes") pursuant to the terms of the Note Purchase Agreement.

The Series F Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 6.25% per annum and mature on September 27, 2030. Interest on the Series F Senior Notes is payable semi-annually beginning on March 27, 2024 and continuing thereafter on September 27 and March 27 of each year until maturity. The principal balance is due when the notes mature on September 27, 2030. The full net proceeds from the Series F Senior Notes were primarily used to fulfill the income tax obligations incurred from the divestiture of Adler Tanks. At December 31, 2025, the principal balance outstanding under the Series F Senior Notes was $75.0 million.

2.57% Senior Notes Due in 2028

On March 17, 2021, the Company issued and sold to the purchasers $40.0 million aggregate principal amount of 2.57% Series D Notes (the "Series D Senior Notes") pursuant to the terms of the Prior NPA.

The Series D Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.57% per annum and mature on March 17, 2028. Interest on the Series D Senior Notes is payable semi-annually beginning on September 17, 2021 and continuing thereafter on March 17 and September 17 of each year until maturity. The principal balance is due when the notes mature on March 17, 2028. The full net proceeds from the Series D Senior Notes were used to pay off the Company's $40.0 million Series B Senior Notes. At December 31, 2025, the principal balance outstanding under the Series D Senior Notes was $40.0 million.

2.35% Senior Notes Due in 2026

On June 16, 2021, the Company issued and sold to the purchasers $60.0 million aggregate principal amount of 2.35% Series E Notes (the "Series E Notes") pursuant to the terms of the Prior NPA.

The Series E Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.35% per annum and mature on June 16, 2026. Interest on the Series E Senior Notes is payable semi-annually beginning on December 16, 2021 and continuing thereafter on June 16 and December 16 of each year until maturity. The principal balance is due when the notes mature on June 16, 2026. The full net proceeds from the Series E Senior Notes were used to pay down the Company's credit facility. At December 31, 2025, the principal balance outstanding under the Series E Senior Notes was $60.0 million.

Among other restrictions, the Note Purchase Agreement, which has superseded in its entirety the Prior NPA, under which the Series D Senior Notes, Series E Senior Notes, Series F Senior Notes and Series G Senior Notes were sold, contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Note Purchase Agreement):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA (as defined in the Note Purchase Agreement) to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2025, the actual ratio was 3.88 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA (as defined in the Note Purchase Agreement) at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2025, the actual ratio was 1.42 to 1.

At December 31, 2025, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, although significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

Although no assurance can be given, the Company believes it will continue to be able to negotiate general bank lines of credit and issue senior notes adequate to meet capital requirements not otherwise met by operational cash flows and proceeds from sales of rental equipment.

Contractual Obligations and Commitments

At December 31, 2025, the Company's material contractual obligations and commitments consisted of outstanding borrowings under our credit facilities expiring in 2027, outstanding amounts under our 2.35%, 2.57%, 6.25% and 5.30% senior notes due in 2026, 2028, 2030 and 2032 respectively, and operating leases for facilities. The operating lease amounts exclude property taxes and insurance. The table below provides a summary of the Company's contractual obligations and reflects expected payments due as of December 31, 2025 and does not reflect changes that could arise after that date.

Payments Due by Period

(dollar amounts in thousands)	Total	Within 1 Year	Within 2 to 3 Years	Within 4 to 5 Years	More than 5 Years
Revolving lines of credit and term loan	$ 264,950	$ —	$ 264,950	$ —	$ —
5.30% Series G senior notes due in 2032	102,825	3,975	7,950	7,950	82,950
6.25% Series F senior notes due in 2030	98,438	4,688	9,375	84,375	—
2.57% Series D senior notes due in 2028	42,570	1,028	41,542	—	—
2.35% Series E senior notes due in 2026	60,705	60,705	—	—	—
Operating leases for facilities	12,442	4,696	5,487	1,595	664
Total contractual obligations	$ 581,930	$ 75,092	$ 329,304	$ 93,920	$ 83,614

The Company believes that its needs for working capital and capital expenditures through 2026 and beyond will be adequately met by operating cash flow, proceeds from the sale of rental equipment, and bank borrowings.

Please see the Company's Consolidated Statements of Cash Flows on page 63 for a more detailed presentation of the sources and uses of the Company's cash.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with GAAP. A summary of the Company's significant accounting policies are in Note 1 to the Company's consolidated financial statements. The Company determined its critical accounting policies by considering those policies that involve the most complex or subjective assumptions, estimates, and/or judgment. Material changes in these assumptions, estimates or judgments could have the potential to have a material impact on the Company's financial results. The Company has identified below the accounting policies that it believes could potentially have a material impact on operating results if a change in assumption, estimate and/or judgment were to occur.

Depreciation - The estimated useful lives and estimated residual values used for rental equipment are based on the Company's experience as to the economic useful life and sale value of its products. Additionally, to the extent information is publicly available, the Company also compares its depreciation policies to other companies with similar rental products for reasonableness.

The lives and residual values of rental equipment are subject to periodic evaluation. For modular equipment, external factors to consider may include, but are not limited to, changes in legislation, regulations, building codes, local permitting, and supply or demand. Internal factors for modulars may include, but are not limited to, change in equipment specifications, condition of equipment, or maintenance policies. For portable storage containers, external factors to consider may include, but are not limited to, the quality of the steel construction, types of materials stored and the frequency of movements and uses. Internal factors for portable storage containers may include, but are not limited to, change in equipment specifications and maintenance policies. For electronic test equipment, external factors to consider may include, but are not limited to, technological advances, changes in manufacturers' selling prices, and supply or demand. Internal factors for electronic test equipment may include, but are not limited to, change in equipment specifications, condition of equipment, or maintenance policies.

To the extent that the useful lives of all of our rental equipment were to decrease or increase by one year, the Company estimates the annual depreciation expense would increase or decrease by approximately $4.8 million. If the estimated residual values of all of our rental equipment were to change one percentage point, the Company estimates the annual depreciation expense would change by approximately $0.9 million. Any changes in depreciation expense as a result of a change in useful lives or residual values would result in a proportional increase or decrease in the gross profit the Company would recognize upon the ultimate sale of the equipment.

Maintenance, repair and refurbishment - Maintenance and repairs are expensed as incurred. The direct material and labor costs of value-added additions or major refurbishment of modular buildings are capitalized to the extent the refurbishment significantly improves the quality and adds value or life to the equipment. Judgment is involved as to when these costs should be capitalized. The Company's policies narrowly limit the capitalization of value-added items to specific additions such as portable storage office conversions, restrooms, sidewalls and ventilation upgrades. In addition, only major refurbishment costs incurred near the end of the estimated useful life of the rental equipment, which extend its useful life, and are subject to certain limitations, are capitalized. The Company capitalized $19.4 million in extended life or value added refurbishments in 2025. Changes in these policies to expense these costs as incurred could impact the Company's financial results.

Acquisition Accounting - The Company has made acquisitions of businesses in the past and records the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. Long-lived assets (primarily rental equipment), goodwill and other intangible assets generally represent the largest components of the Company's acquisitions. Determining the fair value of the assets and liabilities acquired can be judgmental in nature and can involve the use of significant estimates and assumptions. Rental equipment is valued utilizing either a cost, market or income approach, or a combination of certain of these methods, depending on the asset being valued and the availability of market or income data. The intangible assets acquired are primarily comprised of customer relationships, non-compete agreements and trade names. These assets are valued on an excess earnings or income approach based on projected cash flows. The estimated fair values of these intangible assets reflect various assumptions about revenue growth rates, operating margins, projected cash flows, discount rates, customer attrition rates, terminal values, useful lives and other prospective financial information. When appropriate, the Company's estimates of the fair values of assets and liabilities acquired include assistance from independent third-party valuation firms. Goodwill is calculated as the excess of the cost of the acquired business over the net of the fair value of the assets acquired and the liabilities assumed. The judgments made in determining the estimated fair value assigned to the assets acquired, as well as the estimated life of the assets, can materially impact the Company's financial results in periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. As discussed below, we regularly review for impairments.

Impairment of rental equipment - The carrying value of the Company's rental equipment is its capitalized cost less accumulated depreciation. To the extent events or circumstances indicate that the carrying value cannot be recovered, an impairment loss is recognized to reduce the carrying value to fair value. The Company evaluates the carrying value of rental equipment for impairment whenever events and circumstances have occurred that would indicate the carrying value may not be fully recoverable. Determining fair value includes estimates and judgments regarding the projected net cash flows considering current and future market conditions including assumptions regarding utilization, rental pricing, the condition of the equipment, the equipment's expected remaining life and sale proceeds. Due to uncertainties inherent in the valuation process and market conditions, it is reasonably possible that actual results of operating and disposing of rental equipment could be materially different than current expectations.

Impairment of goodwill and intangible assets - The Company's goodwill is not amortized to expense, the Company assesses whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to complete quantitative impairment assessments. These impairment assessments occur annually, or more frequently if an event occurs, or circumstances change in the interim that would indicate that it was more likely than not the fair value had reduced below its carrying value. Application of the goodwill impairment assessment requires judgement including the identification of reporting units, assignment of assets and liabilities to reporting units, business projections including changes in pricing, rental and sale activity and costs, long term growth rates and discount rates. In 2025, 2024 and 2023 the Company performed qualitative assessments taking into consideration the market value of the Company, any changes in management, key personnel, strategy and any relevant macroeconomic conditions, concluding that the fair value of the reporting units substantially exceeded the respective reporting units carrying value, including goodwill.

Intangible assets (other than goodwill) acquired are recorded at their estimated fair value at the date of acquisition. Definite lived intangibles are amortized over their expected useful lives, while indefinite lived intangibles are not amortized. The Company monitors conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization period. The Company tests these assets for potential impairment annually and whenever management determines events or changes in circumstances indicate that the carrying value may not be recoverable.

Revenue recognition:

Lease revenue - Rental revenues from operating leases are recognized on a straight-line basis over the term of the lease for all operating segments. Rental billings for periods extending beyond period end are recorded as deferred income and are recognized in the period earned. Rental related services revenues are primarily associated with relocatable modular building and portable storage container leases. For modular building leases, rental related services revenues for modifications, delivery, installation, dismantle and return delivery are lease related because the payments are considered minimum lease payments that are an integral part of the negotiated lease agreement with the customer. These revenues are recognized on a straight-line basis over the term of the lease. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. Other revenues include interest income on sales-type leases and rental income on facility leases.

Non-lease revenue - Sales revenue is recognized upon delivery and installation of the equipment to customers. Site related services revenues outside of the modular building such as grading, drainage, landscaping and paving are recognized upon completion of the services performed. The Company typically recognizes non-lease related revenues at a point in time because the customer does not simultaneously consume the benefits of the Company's promised goods and services, or performance obligations, and obtain control when delivery and installation are complete. Revenue from contracts that satisfy the criteria for over-time recognition are recognized as work is performed by using the input method based on the ratio of costs incurred to estimated total contract costs for each contract. For contracts that have multiple performance obligations, the transaction price is allocated to each performance obligation in the contract based on the Company's best estimate of the standalone selling prices of each distinct performance obligation in the contract. The standalone selling price is typically determined based upon the expected cost plus an estimated margin of each performance obligation. Judgment is involved in determining the performance obligations and standalone selling prices. To the extent actual results were to differ from these estimates, the timing of profit recognition could change and impact the Company's financial results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is exposed to cash flow and fair value risk due to changes in interest rates with respect to its 2.35%, 2.57%, 6.25% and 5.30% senior notes due in 2026, 2028, 2030 and 2032, respectively, and its revolving lines of credit. Weighted average variable rates are based on implied forward rates in the yield curve at December 31, 2025. The estimate of fair value of the Company's fixed rate debt is based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities. The table below presents principal cash flows by expected annual maturities, related weighted average interest rates and estimated fair value for the Company's Series E, Series D, Series F and Series G Senior Notes and the Company's revolving lines of credit under the Credit Facility and Sweep Service Facility as of December 31, 2025.

(dollar amounts in thousands)	2026	2027	2028	2029	2030	Thereafter	Total	Estimated Fair Value
Revolving lines of credit and term loan	$ —	$ 264,950	$ —	$ —	$ —	$ —	$ 264,950	$ 264,950
Weighted average interest rate	—	5.79%	—	—	—	—	5.79%	
2.35% Series E senior notes due in 2026	$ 60,000	$ —	$ —	$ —	$ —	$ —	$ 60,000	$ 59,299
Stated interest rate	2.35%	—	—	—	—	—	2.35%	
2.57% Series D senior notes due in 2028	$ —	$ —	$ 40,000	$ —	$ —	$ —	$ 40,000	$ 37,984
Stated interest rate	—	—	2.57%	—	—	—	2.57%	
6.25% Series F senior notes due in 2030	$ —	$ —	$ —	$ —	$ 75,000	$ —	$ 75,000	$ 77,440
Stated interest rate	—	—	—	—	6.25%	—	6.25%	
5.30% Series G senior notes due in 2032	$ —	$ —	$ —	$ —	$ —	$ 75,000	$ 75,000	$ 76,551
Stated interest rate	—	—	—	—	—	5.30%	5.30%	

The Company formed a wholly owned Canadian subsidiary, TRS-RenTelco Inc., in 2004 in conjunction with the TRS acquisition. The Canadian operations of the Company subject it to foreign currency risks (i.e. the possibility that the financial results could be better or worse than planned because of changes in foreign currency exchange rates). Currently, the Company does not use derivative instruments to hedge its economic exposure with respect to assets, liabilities and firm commitments denominated in foreign currencies. In 2025, the Company experienced minimal impact on net income due to foreign exchange rate fluctuations. Although there can be no assurances, given the size of the Canadian operations, the Company does not expect future foreign exchange gains and losses to be significant.

The Company has no derivative financial instruments that expose the Company to significant market risk.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report filed on Form 10-K. The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company maintains a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

The Company's system of internal control over financial reporting is embodied in the Company's Code of Business Conduct and Ethics. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business conditions and operations.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting, as well as accounting and financial reporting matters. The independent auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

The Company's management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in the 2013 *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective based on those criteria.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

McGrath RentCorp

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of McGrath RentCorp (a California corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated February 25, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

San Francisco, California
February 25, 2026

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

McGrath RentCorp

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of McGrath RentCorp (a California corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 25, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2002.

San Francisco, California
February 25, 2026

MCGRATH RENTCORP
CONSOLIDATED BALANCE SHEETS

		December 31,		
(in thousands)		**2025**		**2024**
Assets				
Cash	$	295	$	807
Accounts receivable, net of allowance for credit losses of $2,866 at December 31, 2025 and 2024		231,865		219,342
Rental equipment, at cost:				
Relocatable modular buildings		1,485,794		1,414,367
Portable storage containers		245,141		240,846
Electronic test equipment		337,100		343,982
		2,068,035		1,999,195
Less: accumulated depreciation		(647,137)		(611,536)
Rental equipment, net		1,420,898		1,387,659
Property, plant and equipment, net		233,492		197,439
Inventories		8,027		14,304
Prepaid expenses and other assets		83,351		80,477
Intangible assets, net		46,605		54,332
Goodwill		332,584		323,224
Total assets	$	2,357,117	$	2,277,584
Liabilities and Shareholders' Equity				
Liabilities:				
Notes payable	$	514,924	$	590,208
Accounts payable		66,233		60,082
Accrued liabilities		114,764		113,961
Deferred income		110,593		109,836
Deferred income taxes, net		313,580		280,129
Total liabilities		1,120,094		1,154,216
Commitments and contingencies (Note 12)				
Shareholders' equity:				
Common stock, no par value - Authorized 40,000 shares				
Issued and outstanding - 24,612 shares as of December 31, 2025 and 24,551 shares as of December 31, 2024		121,785		116,253
Retained earnings		1,115,238		1,007,115
Total shareholders' equity		1,237,023		1,123,368
Total liabilities and shareholders' equity	$	2,357,117	$	2,277,584

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)		2025		2024		2023
		Year Ended December 31,				
Revenues						
Rental	$	503,918	$	489,929	$	474,336
Rental related services		161,722		148,498		138,160
Rental operations		665,640		638,427		612,496
Sales		269,196		262,290		207,165
Other		9,399		10,225		12,181
Total revenues		944,235		910,942		831,842
Costs and Expenses						
Direct costs of rental operations:						
Depreciation of rental equipment		86,937		88,267		88,912
Rental related services		112,026		103,419		96,628
Other		118,309		109,116		114,942
Total direct costs of rental operations		317,272		300,802		300,482
Costs of sales		171,987		174,725		137,727
Total costs of revenues		489,259		475,527		438,209
Gross profit		454,976		435,415		393,633
Expenses:						
Selling and administrative expenses		211,353		200,432		207,539
Other income, net		—		(9,281)		(3,618)
Income from operations		243,623		244,264		189,712
Interest expense		30,622		47,241		40,560
Foreign currency exchange (gain) loss		(80)		215		(310)
Gain on merger termination from WillScot Mobile Mini (Note 1)		—		(180,000)		—
WillScot Mobile Mini transaction costs (Note 1)		—		63,159		—
Income from continuing operations before provision for income taxes		213,081		313,649		149,462
Provision for income taxes from continuing operations		56,773		81,922		37,610
Income from continuing operations		156,308		231,727		111,852
Discontinued operations:						
Income from discontinued operations before provision for income taxes		—		—		1,709
Provision for income taxes from discontinued operations		—		—		453
Gain on sale of discontinued operations, net of tax		—		—		61,513
Income from discontinued operations		—		—		62,769
Net income	$	156,308	$	231,727	$	174,621
Earnings per share from continuing operations:						
Basic	$	6.35	$	9.44	$	4.57
Diluted	$	6.35	$	9.43	$	4.56
Earnings per share from discontinued operations:						
Basic	$	—	$	—	$	2.57
Diluted	$	—	$	—	$	2.56
Earnings per share:						
Basic	$	6.35	$	9.44	$	7.14
Diluted	$	6.35	$	9.43	$	7.12
Shares used in per share calculation:						
Basic		24,602		24,541		24,469
Diluted		24,633		24,570		24,529
Cash dividends declared per share	$	1.94	$	1.90	$	1.86

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,				
(in thousands)		**2025**		**2024**		**2023**
Net income	$	156,308	$	231,727	$	174,621
Other comprehensive income:						
Foreign currency translation adjustment, net of tax impact		—		—		(38)
Comprehensive income	$	156,308	$	231,727	$	174,583

The accompanying notes are an integral part of these consolidated financial statements.

2025 Form 10-K

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share amounts)	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2022	24,388	$ 110,080	$ 693,943	$ (78)	$ 803,945
Net income	—	—	174,621	—	174,621
Share-based compensation	—	8,275	—	—	8,275
Common stock issued under stock plans, net of shares withheld for employee taxes	108	—	—	—	—
Taxes paid related to net share settlement of stock awards	—	(7,233)	—	—	(7,233)
Dividends accrued at $1.86 per share	—	—	(45,768)	—	(45,768)
Other comprehensive loss	—	—	—	(38)	(38)
Balance at December 31, 2023	24,496	111,122	822,796	(116)	933,802
Net income	—	—	231,727	—	231,727
Share-based compensation	—	9,502	—	—	9,502
Common stock issued under stock plans, net of shares withheld for employee taxes	55	—	—	—	—
Taxes paid related to net share settlement of stock awards	—	(4,371)	—	—	(4,371)
Dividends accrued at $1.90 per share	—	—	(47,408)	—	(47,408)
Other comprehensive loss reclassification adjustment	—	—	—	116	116
Balance at December 31, 2024	24,551	116,253	1,007,115	—	1,123,368
Net income	—	—	156,308	—	156,308
Share-based compensation	—	11,225	—	—	11,225
Common stock issued under stock plans, net of shares withheld for employee taxes	61	—	—	—	—
Taxes paid related to net share settlement of stock awards	—	(5,693)	—	—	(5,693)
Dividends accrued at $1.94 per share	—	—	(48,185)	—	(48,185)
Other comprehensive income	—	—	—	—	—
Balance at December 31, 2025	24,612	$ 121,785	$ 1,115,238	$ —	$ 1,237,023

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Cash Flows from Operating Activities:			
Net income	$ 156,308	$ 231,727	$ 174,621
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	107,069	107,455	109,375
Deferred income taxes (benefits)	33,451	38,574	(16,952)
Provision for credit losses	1,726	1,890	2,633
Share-based compensation	11,225	9,502	8,275
Gain on sale of property, plant and equipment	—	(9,281)	(3,618)
Gain on sale of discontinued operations	—	—	(61,513)
Gain on sale of used rental equipment	(44,191)	(35,085)	(31,642)
Foreign currency exchange (gain) loss	(80)	215	(310)
Amortization of debt issuance costs	206	66	8
Change in:			
Accounts receivable	(14,249)	6,136	(37,776)
Inventories	6,277	1,121	(779)
Prepaid expenses and other assets	(2,873)	6,887	(28,547)
Accounts payable	(330)	11,836	(49,761)
Accrued liabilities	816	4,924	17,235
Deferred income	328	(1,592)	14,094
Net cash provided by operating activities	255,683	374,375	95,343
Cash Flows from Investing Activities:			
Proceeds from sale of discontinued operations	—	—	268,012
Purchases of rental equipment	(142,576)	(191,231)	(229,679)
Purchases of property, plant and equipment	(44,380)	(40,228)	(43,989)
Cash paid for acquisition of businesses	(23,785)	—	(458,315)
Cash paid for acquisition of business assets	—	—	(3,767)
Proceeds from sales of used rental equipment	83,629	68,453	66,168
Proceeds from sales of property, plant and equipment	—	12,251	9,702
Net cash used in investing activities	(127,112)	(150,755)	(391,868)
Cash Flows from Financing Activities:			
Net (payments) borrowings under bank lines of credit	(77,490)	(172,560)	274,225
Borrowings under term note agreement	—	—	75,000
Principal payment of term note agreement	(73,000)	—	—
Borrowings under Series G senior notes	75,000	—	—
Taxes paid related to net share settlement of stock awards	(5,693)	(4,371)	(7,233)
Payment of dividends	(47,900)	(46,759)	(45,556)
Net cash (used in) provided by financing activities	(129,083)	(223,690)	296,436
Effect of foreign currency exchange rate changes on cash	—	—	9
Net decrease in cash	(512)	(70)	(80)
Cash balance, beginning of period	807	877	957
Cash balance, end of period	$ 295	$ 807	$ 877
Supplemental Disclosure of Cash Flow Information:			
Gain on merger termination, net of transaction costs, presented under net cash provided by operating activities	$ —	$ 116,841	$ —
Interest paid, during the period	$ 29,905	$ 48,324	$ 38,603
Net income taxes paid, during the period	$ 10,116	$ 36,524	$ 91,565
Dividends accrued during the period, not yet paid	$ 12,749	$ 12,482	$ 12,010
Rental equipment acquisitions, not yet paid	$ 11,670	$ 5,393	$ 16,653

The accompanying notes are an integral part of these consolidated financial statements.

2025 Form 10-K

MCGRATH RENTCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

McGrath RentCorp and its wholly-owned subsidiaries (the "Company") is a California corporation organized in 1979. The Company is a diversified business to business rental company with three rental divisions; relocatable modular buildings, portable storage containers and electronic test equipment. Although the Company's primary emphasis is on equipment rentals, sales of equipment occur in the normal course of business. At December 31, 2025, the Company was comprised of four reportable business segments: modular building segment ("Mobile Modular"), portable storage container segment ("Portable Storage"), electronic test equipment segment ("TRS-RenTelco") and classroom manufacturing division selling modular classrooms in California ("Enviroplex").

Mutual decision to terminate Merger Agreement with WillScot Mobile Mini Holdings Corp.

As previously disclosed, on January 28, 2024, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), with WillScot Mobile Mini Holdings Corp., a Delaware corporation ("WillScot Mobile Mini"), Brunello Merger Sub I, Inc., a California corporation and a direct wholly owned subsidiary of WillScot Mobile Mini, and Brunello Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of WillScot Mobile Mini. On September 17, 2024, the Company and WillScot Mobile Mini mutually agreed to terminate the Merger Agreement, effective upon WillScot Mobile Mini's cash payment of $180.0 million to the Company, which was received on September 20, 2024.

Transaction costs attributed to the Merger Agreement are reported in the Company's Corporate segment. Expenses recognized as a result of the terminated merger during year ended December 31, 2024, were $63.2 million. The termination payment received of $180.0 million, net of transaction costs, resulted in net proceeds received of $116.8 million during the year ended December 31, 2024. The Company determined that the transaction costs incurred on the terminated merger were significant and required separate presentation on the Company's consolidated statements of income for the year ended December 31, 2024. Due to this determination, the Company has excluded such transaction costs from Selling and administrative expenses and reported them separately on the consolidated statements of income as non-operating expenses.

Principles of Consolidation

The consolidated financial statements include the accounts of McGrath RentCorp and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Lease revenues - Rental revenues from operating leases are recognized on a straight-line basis over the term of the lease for all operating segments. Rental billings for periods extending beyond period end are recorded as deferred income and are recognized in the period earned. Rental related services revenues are primarily associated with relocatable modular building and portable storage container leases. For modular building leases, rental related services revenues for modifications, delivery, installation, dismantle and return delivery are lease related because the payments are considered minimum lease payments that are an integral part of the negotiated lease agreement with the customer. These revenues are recognized on a straight-line basis over the term of the lease. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. Other revenues include interest income on sales-type leases and rental income on facility leases.

Non-lease revenues - Sales revenue is recognized upon delivery and installation of the equipment to customers. Site related services revenues outside of the modular building such as grading, drainage, landscaping and paving are recognized upon completion of the service performed. Revenue from contracts that satisfy the criteria for over-time recognition are recognized as work is performed by using the input method based on the ratio of costs incurred to estimated total contract costs for each contract. The majority of revenue for these contracts is derived from long-term projects which typically span multiple quarters. The Company uses third parties to provide certain services as part of its contracts with customers. The Company is considered the principal (vs. an agent) as the Company is responsible for the fulfillment of all service elements and burdens the risks associated with the underlying performance obligations. Revenue for these services is recognized on a gross basis.

Other revenue is recognized when earned and primarily includes interest income on sales-type leases, rental income on facility leases and certain logistics services.

2025 Form 10-K

Sales taxes charged to customers are reported on a net basis and are excluded from revenues and expenses.

Depreciation of Rental Equipment

Rental equipment is depreciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes. The costs of major refurbishment of relocatable modular buildings and portable storage containers are capitalized to the extent the refurbishment significantly adds value to, or extends the life of the equipment. Maintenance and repairs are expensed as incurred.

The estimated useful lives and residual values of the Company's rental equipment used for financial reporting purposes are as follows:

Relocatable modular buildings	18 years, 50% residual value
Relocatable modular accessories	3 to 18 years, no residual value
Blast resistant and kitchen modules	20 years, no residual value
Portable storage containers	25 years, 62.5% residual value
Electronic test equipment and accessories	1 to 8 years, no residual value

Costs of Rental Related Services

Costs of rental related services are primarily associated with relocatable modular building and portable storage container leases. Modular building leases primarily consist of costs for services to be provided under the negotiated lease agreement for delivery, installation, modifications, skirting, and dismantle and return delivery. Costs related to these services are recognized on a straight-line basis over the term of the lease. Site related services costs for work outside of the modular building such as grading, drainage, landscaping and paving are recognized in the period the service is performed. Costs of rental related services associated with portable storage containers consists of costs of delivery, removal and cleaning of the containers. These costs are recognized in the period the service is performed.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of rental equipment and identifiable definite lived intangible assets for impairment whenever events or circumstances have occurred that would indicate the carrying amount may not be fully recoverable. A key element in determining the recoverability of long-lived assets is the Company's outlook as to the future market conditions for its rental equipment. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carrying amount to fair value. The Company determines fair value based upon the condition of the rental equipment and the projected net cash flows from its rental and sale considering current market conditions. Goodwill and identifiable indefinite lived assets are evaluated for potential impairment annually or when circumstances indicate potential impairment may have occurred. Impairment losses, if any, are determined based upon the excess of carrying value over the estimated fair value of the asset. There were no impairments of long-lived assets during the years ended December 31, 2025, 2024 and 2023.

Other Direct Costs of Rental Operations

Other direct costs of rental operations include direct labor, supplies, repairs, insurance, property taxes, license fees, impairment of rental equipment and certain modular lease costs charged to customers in the negotiated rental rate, which are recognized on a straight-line basis over the term of the lease.

Cost of Sales

Cost of sales in the Consolidated Statements of Income includes the carrying value of the equipment sold and all direct costs associated with the sale.

Warranty Reserves

Sales of new relocatable modular buildings, portable storage containers, electronic test equipment and related accessories not manufactured by the Company are typically covered by warranties provided by the manufacturer of the products sold. The Company typically provides limited 90-day warranties for certain sales of used rental equipment and one-year warranties on equipment manufactured by Enviroplex. Although the Company's policy is to provide reserves for warranties when required for specific circumstances, the Company has not found it necessary to establish such reserves to date as warranty costs have not been significant.

2025 Form 10-K

Inventories

Inventories consist of raw materials and work-in-process. Inventories are measured at the lower of actual cost or net realizable value for acquired units and estimated standard costs for manufactured units. Costs for units manufactured are determined using the weighted average inventory method. Net realizable value is defined as the value for which an asset can be sold, less the estimated costs of selling such asset. The costs include expenditures incurred in acquiring the inventories, manufacturing, production costs, and other costs incurred in bringing them to their existing location and condition .

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized on a straight-line basis for financial reporting purposes, and on an accelerated basis for income tax purposes. Depreciation expense for property, plant and equipment is included in "selling and administrative expenses" and "rental related services" in the Consolidated Statements of Income. Maintenance and repairs are expensed as incurred.

Property, plant and equipment consisted of the following:

(dollar amounts in thousands)	Estimated useful life in years	December 31, 2025	December 31, 2024
Land	Indefinite	$ 107,521	$ 88,605
Land improvements	20 – 50	88,436	77,221
Buildings	30	49,425	40,223
Furniture, office equipment and software	3 – 10	29,420	28,073
Vehicles and machinery	5 – 25	42,594	39,259
		317,396	273,381
Less: accumulated depreciation		(98,593)	(91,042)
		218,803	182,339
Construction in progress		14,689	15,100
Property, plant and equipment, net		$ 233,492	$ 197,439

Property, plant and equipment depreciation expense was $9.6 million, $8.9 million and $9.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. Construction in progress at December 31, 2025 and 2024 consisted primarily of costs related to building and land improvements.

Capitalized Software Costs

The Company capitalizes certain development costs incurred in connection with its internal use software. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, direct internal and external costs are capitalized until the software is substantially complete and ready for its intended use. These costs generally include external direct costs of materials and services consumed in the project and internal costs, such as payroll and benefits of those employees directly associated with the development of the software. Maintenance, training and post implementation costs are expensed as incurred. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized software costs are included in property, plant and equipment and construction in progress. There was $0.9 million in costs capitalized to construction in progress during the year ended December 31, 2025. Conversely, there were no internal use software costs capitalized during the year ended December 31, 2024.

The Company evaluates implementation costs incurred in a cloud computing arrangement that is a service contract under the internal-use software framework. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Costs incurred in the development stage are generally capitalized as prepaid expenses and other assets. There was $11.4 million in cloud computing arrangements capitalized to prepaid expenses and other assets for the year ended December 31, 2025. Amortization expense is calculated on a straight-line basis over the contractual term including extension options of the cloud computing arrangement and recorded as selling, general and administrative expense.

Shipping Costs

The Company includes third party costs to deliver rental equipment to customers in costs of rental related services and costs of sales.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising expenses were $6.7 million, $6.2 million and $5.9 million for the years ended December 31, 2025, 2024 and 2023.

Income Taxes

Income taxes are accounted for using an asset and liability approach. Deferred tax assets and liabilities are recorded for the effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and deferred tax liabilities are adjusted to the extent necessary to reflect tax rates expected to be in effect when temporary differences reverse. Adjustments may be required to deferred tax assets and deferred tax liabilities due to changes in tax laws and audit adjustments by tax authorities. A valuation allowance would be established if, based on the weight of available evidence, management believes that it is more likely than not that some portion or all of a recorded deferred tax asset would not be realized in future periods. To the extent adjustments are required in any given period, the adjustments would be included within the "Provision for income taxes" in the consolidated statements of income.

Goodwill and Intangible Assets

Purchase prices of acquired businesses are allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired are allocated to goodwill. At December 31, 2025 and 2024, goodwill and trade name intangible assets from continuing operations which have indefinite lives totaled $332.6 million and $323.4 million, respectively.

The Company assesses potential impairment of its goodwill and intangible assets when there is evidence that events or circumstances have occurred that would indicate the recovery of an asset's carrying value is unlikely. The Company also assesses potential impairment of its goodwill and intangible assets with indefinite lives on an annual basis regardless of whether there is evidence of impairment. If indicators of impairment were to be present in intangible assets used in operations and future discounted cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value. Factors the Company considers important, which may cause impairment include, among others, significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results.

The impairment review of the Company's goodwill is performed by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The fair value of the reporting unit is compared to its carrying value to determine if the goodwill is impaired. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit were to exceed its fair value, then a goodwill impairment loss is recorded for the amount the reporting unit's carrying value exceeds the estimated fair value.

The Company conducted its annual impairment analysis in the fourth quarter of 2025. The impairment analysis did not result in an impairment charge for the fiscal year ended 2025, consistent with the previously reported years of 2024 and 2023. Determining the fair value of a reporting unit is judgmental and involves the use of significant estimates and assumptions. The Company based its fair value estimates on assumptions that it believes are reasonable but are uncertain and subject to changes in market conditions.

Earnings Per Share

Basic earnings per share ("EPS") is computed as net income divided by the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed assuming conversion of all potentially dilutive securities including the dilutive effects of stock options, unvested restricted stock awards and other potentially dilutive securities. The table below presents the weighted-average common stock used to calculate basic and diluted earnings per share:

(in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Weighted-average common stock for calculating basic earnings per share	24,602	24,541	24,469
Effect of potentially dilutive securities from equity-based compensation	31	29	60
Weighted-average common stock for calculating diluted earnings per share	24,633	24,570	24,529

For the years ended December 31, 2025 and 2024, there were 42,958 and 37,214 shares which had an anti-dilutive effect on the computation of diluted earnings per share that required exclusion, respectively. In 2023, there were no shares having an anti-dilutive effect requiring exclusion from the computation of diluted earnings per share.

The Company has in the past made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In September 2024, the Company's Board of Directors increased the capacity under the share repurchase program by authorizing the Company to repurchase up to 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"), an increase from the 1,309,805 remaining shares authorized for repurchase under the Repurchase Plan established in August 2015. The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased, and the Repurchase Plan may be modified, extended or terminated by the Company's Board of Directors at any time. In the years ended December 31, 2025, 2024 and 2023 there were no shares of common stock repurchased. As of December 31, 2025, 2,000,000 shares remain authorized for repurchase.

Accounts Receivable and Concentration of Credit Risk

The Company's accounts receivable consist of amounts due from customers for rentals, sales, financed sales and unbilled amounts for the portion of modular building end-of-lease services earned, which were negotiated as part of the lease agreement. Unbilled receivables related to end-of-lease services, which consists of dismantle and return delivery of buildings, were $73.2 million at December 31, 2025 and $69.6 million at December 31, 2024. The Company sells primarily on 30-day terms, individually performs credit evaluation procedures on its customers on each transaction and will require security deposits from its customers when a significant credit risk is identified. The Company records an allowance for credit losses in amounts equal to the estimated losses expected to be incurred in the collection of the accounts receivable. The estimated losses are based on historical collection experience in conjunction with an evaluation of the current status of the existing accounts. Customer accounts are written off against the allowance for credit losses when an account is determined to be uncollectable. The allowance for credit losses is based on the Company's assessment of the collectability of customer accounts receivable from operating lease and non-lease revenues. The Company regularly reviews the allowance by considering factors such as historical payment experience and trends, the age of the accounts receivable balances, the Company's operating segment, customer industry, credit quality and current economic conditions that may affect a customer's ability to pay. The Company recognized credit losses of $1.7 million, $1.9 million and $2.6 million for the twelve months ended December 31, 2025, 2024 and 2023, respectively. The allowance for credit losses was $2.9 million at December 31, 2025, unchanged from the allowance reported in 2024, and $2.8 million for the year ended December 31, 2023.

The allowance for credit loss activity was as follows:

(in thousands)	2025		2024	
Beginning balance, January 1	$	2,866	$	2,801
Provision for credit losses		1,726		1,890
Write-offs, net of recoveries		(1,726)		(1,825)
Ending balance, December 31	$	2,866	$	2,866

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. From time to time, the Company maintains cash balances in excess of the Federal Deposit Insurance Corporation limits.

Net Investment in Sales-Type Leases

The Company enters into sales-type leases with certain qualified customers to purchase its rental equipment, primarily at its Mobile Modular and TRS-RenTelco operating segments. Sales-type leases have terms that generally range from 12 to 36 months and are collateralized by a security interest in the underlying rental asset. The net investment in sales-type leases was $6.4 million at December 31, 2025, and $6.7 million at December 31, 2024. The Company's assessment of current expected losses on these receivables was not material and no credit loss expense was provided as of December 31, 2025. The Company regularly reviews the allowance by considering factors such as historical payment experience, the age of the lease receivable balances, credit quality and current economic conditions that may affect a customer's ability to pay. Lease receivables are considered past due 90 days after invoice. The Company manages the credit risk in net investment in sales-type leases, on an ongoing basis, using a number of factors, including, but not limited to the following: historical payment history, credit score, size of operations, length of time in business, industry, historical profitability, historical cash flows, liquidity and past due amounts. The Company uses credit scores obtained from external credit bureaus as a key indicator for the purposes of determining credit quality of its new customers. The Company does not own available for sale debt securities or other financial assets at December 31, 2025.

Fair Value of Financial Instruments

The Company believes that the carrying amounts for cash, accounts receivable, accounts payable and notes payable approximate their fair values except for fixed rate debt included in notes payable which had an estimated fair value of $251.3 million and $169.4 million, as of December 31, 2025 and 2024, respectively, compared to the recorded book values of $250.0 million and $175.0 million, respectively. The estimates of fair value of the Company's fixed rate debt are based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

Foreign Currency Transactions and Translation

The Company's Canadian subsidiary, TRS-RenTelco Inc., a British Columbia corporation ("TRS-Canada"), functions as a branch sales office for TRS-RenTelco in Canada. The functional currency for TRS-Canada is the U.S. dollar. Foreign currency transaction gains and losses of TRS-Canada are reported in the results of operations in the period in which they occur.

Currently, the Company does not use derivative instruments to hedge its economic exposure with respect to assets, liabilities and firm commitments as the foreign currency transactions and risks to date have not been significant.

Share-Based Compensation

The Company measures and recognizes the compensation expense for all share-based awards made to employees and directors, including stock options, stock appreciation rights ("SARs") and restricted stock units ("RSUs"), based upon estimated fair values. The fair value of stock options and SARs is estimated on the date of grant using the Black-Scholes option pricing model and for RSUs based upon the fair market value of the underlying shares of common stock as of the date of grant. The Company recognizes share-based compensation cost ratably on a straight-line basis over the requisite service period, which generally equals the vesting period. For performance-based RSUs, compensation costs are recognized when it is probable that vesting conditions will be met. In addition, the Company estimates the probable number of shares of common stock that will be earned and the corresponding compensation cost until the achievement of the performance goal is known. The Company recognizes forfeitures based on actual forfeitures when they occur. The Company records share-based compensation costs in "Selling and administrative expenses" in the consolidated statements of income. The Company recognizes a benefit from share-based compensation in the consolidated statements of shareholders' equity if an incremental tax benefit is realized. Further information regarding share-based compensation can be found in Note 10.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during each period presented. Actual results could differ from those estimates. The most significant estimates included in the financial statements are the future cash flows and fair values used to determine the recoverability of the rental equipment and identifiable definite and indefinite lived intangible assets carrying value, the various assets' useful lives and residual values, and the allowance for credit losses. In addition, determining the fair value of the assets and liabilities acquired in a business or asset acquisition can be judgmental in nature and can involve the use of significant estimates and assumptions.

NOTE 2. NEW ACCOUNTING PRONOUNCEMENTS

In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2025‑12, *Codification Improvements*, as part of its ongoing initiative to make incremental improvements to the Accounting Standards Codification. The amendments address a broad range of Topics and include technical corrections, clarifications, and other minor improvements intended to enhance the usability and consistency of U.S. GAAP. The amendments are not expected to significantly affect current accounting practice or result in significant implementation costs for most entities. The amendments are effective for annual periods beginning after December 15, 2026, and for interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and does not expect the adoption of this ASU to have a material impact on its financial position, results of operations, or cash flows

In December 2025, the FASB issued ASU No. 2025‑11, *Interim Reporting* (Topic 270): *Narrow‑Scope Improvements*, which clarifies and reorganizes the guidance in Topic 270 to improve navigability and consistency in interim reporting. The amendments clarify which entities are subject to Topic 270, specify the form and content of interim financial statements and accompanying notes, and provide a comprehensive list of required interim disclosures. The ASU also introduces a disclosure principle requiring entities to disclose events and changes since the end of the most recent annual reporting period that have a material impact on the entity. The amendments are not intended to change the fundamental nature of interim reporting or significantly expand or reduce existing interim disclosure requirements, but rather to clarify existing guidance. For public business entities, the amendments are effective for interim reporting periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of this ASU on its interim financial statement disclosures. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software* (Subtopic 350-40): *Targeted Improvements to the Accounting for Internal-Use Software*. This ASU modernizes and clarifies the accounting for internal-use-software development costs to better reflect current software development practices, including agile and iterative methodologies. The amendments remove the existing development-stage model and establish a new principles-based capitalization framework. Under the updated guidance, software development costs are capitalized only when both of the following conditions are met: management authorizes and commits to funding the software project, and it is probable that the project will be completed and the software will be used for its intended purpose (the "probable-to-complete" threshold). This ASU also supersedes Subtopic 350-50 and consolidates all website development guidance into Subtopic 350-40. This ASU is effective for fiscal years beginning after December 15, 2027, including subsequent interim periods. The Company is currently in the process of evaluating the financial statement impact of this ASU.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures* (Subtopic 220-40): *Disaggregation of Income Statement Expenses*. This ASU requires incremental disclosures about specific expense categories, including but not limited to, employee compensation, depreciation, intangible asset amortization, selling expenses and purchases of inventory. This ASU is effective for fiscal years beginning after December 31, 2026, and interim reporting periods within annual reporting periods beginning after December 31, 2027. Early adoption is permitted and may be applied either prospectively or retrospectively. The Company is currently in the process of evaluating the financial statement impact of this ASU.

In October 2023, the FASB issued ASU No. 2023‑06, *Disclosure Improvements*, which incorporates certain disclosure and presentation requirements previously included in SEC Regulations S‑X and S‑K into the FASB Accounting Standards Codification. The amendments are intended to clarify or improve disclosure requirements and enhance consistency between U.S. GAAP and SEC reporting requirements. The amendments affect a variety of Topics and primarily relate to disclosures, including, but not limited to, cash flow statement presentation, commitments, debt, equity, and other financial statement disclosures. The amendments do not change recognition or measurement guidance. The effective date of each amendment is contingent upon the removal of the related disclosure requirement from the applicable SEC regulations. Early adoption is permitted once the amendments become effective. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

NOTE 3. IMPLEMENTED ACCOUNTING PRONOUNCEMENTS

Effective December 15, 2025, the Company adopted ASU 2023-09, *Income Taxes—Improvements to Income Tax Disclosures* (Topic 740), which requires Companies to disclose annually the specific categories in income tax rate reconciliations, provide additional information for reconciling items which meet a quantitative threshold, and disaggregate domestic and foreign income or loss from continuing operations. Additionally, this ASU requires the disclosure of income tax expense or benefit from continuing operations disaggregated by federal, state and foreign if certain thresholds are met. The adoption of this new guidance resulted in expanded income tax footnote disclosures found in "Note 9. Income Taxes" to the Consolidated Financial Statements and did not have a material impact on the Company's Consolidated Financial Statements.

NOTE 4. BUSINESS COMBINATIONS

During the year ended December 31, 2025, the Company completed the acquisition of a regional provider of temporary and permanent modular space solutions for $11.8 million and a regional provider of container solutions for $12.0 million. The final purchase price allocation of the modular solutions provider was $6.3 million to the fair value of rental equipment acquired, intangible assets of $1.1 million and $4.3 million to goodwill. The final purchase price allocation to the container solutions provider was $4.5 million to the fair value of rental equipment acquired, $1.0 million to property, plant and equipment, intangible assets of $1.7 million and $5.1 million to goodwill. These acquisitions were accounted for as a purchase of a "business" in accordance with criteria in ASC 805, *Business Combinations*, using the purchase method of accounting. Incremental transaction costs totaled $0.5 million for the year ended December 31, 2025.

NOTE 5. DISCONTINUED OPERATIONS

On February 1, 2023, the Company completed the sale of Adler Tank Rentals, LLC to Ironclad Environmental Solutions, Inc. ("Ironclad"), a portfolio company of Kinderhook Industries, for a sale price of $268.0 million. The total transaction costs incurred from the divestiture was $6.7 million during the year ended December 31, 2023. The divestiture of the Company's Adler Tanks business represents the Company's strategic shift to concentrate its operations on its core modular and storage businesses. The sale price was subject to certain adjustments, including net working capital, certain qualified capital expenditures and certain transaction expenses to be borne by the Company. In connection with the sale, the Company entered into a number of ancillary agreements, including an escrow agreement associated with net working capital adjustments, a restricted covenant agreement, a transition services agreement, and a number of leases whereby Ironclad or one of its affiliates would be a lessee to certain properties owned by the Company that the Adler Tanks business would continue to utilize after the sale. These ancillary agreements do not provide for continued involvement by the Company in Adler Tanks. In accordance with ASC 205-20, *Presentation of Financial Statements - Discontinued Operations* and ASC 360, *Property, Plant and Equipment,* the Company determined that the criteria for the presentation of discontinued operations and held-for-sale, respectively, were met during the first quarter of 2023.

The following table presents the results of Adler Tanks as reported in income from discontinued operations within the Consolidated Statements of Income for the year ended December 31, 2023:

(dollar amounts in thousands)	Year Ended December 31, 2023
Revenues	
Rental	$ 6,520
Rental related services	2,584
Rental operations	9,104
Sales	269
Other	65
Total revenues	9,438
Costs and Expenses	
Direct costs of rental operations:	
Depreciation of rental equipment	1,325
Rental related services	2,020
Other	1,270
Total direct costs of rental operations	4,614
Costs of sales	159
Total costs of revenues	4,773
Gross Profit	
Rental	3,926
Rental related services	564
Rental operations	4,490
Sales	110
Other	65
Total gross profit	4,665
Expenses:	
Selling and administrative expenses	2,582
Income from operations	2,083
Interest expense allocation	374
Income from discontinued operations before provision for income taxes	1,709
Provision for income taxes from discontinued operations	453
Income from discontinued operations	$ 1,256

For the year ended December 31, 2023, significant operating and investing items related to Adler Tanks were as follows:

(in thousands)	December 31, 2023
Operating activities of discontinued operations:	
Depreciation and amortization	$ 1,457
Gain on sale of used rental equipment	(111)
Investing activities of discontinued operations:	
Proceeds from sales of used rental equipment	269
Purchases of rental equipment	(25)
Purchases of property, plant and equipment	(40)

NOTE 6. LEASES

Lessee

The Company leases real estate for certain of its branch offices and rental equipment storage yards, vehicles and equipment used in its rental operations. The Company determines if an arrangement is a lease at inception. The Company has leases with lease and non-lease components, which are accounted for separately. Right-Of-Use ("ROU") assets and liabilities are recognized on the commencement date based on the present value of lease payments over the lease term. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred, which are not material. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company uses the interest rate stated in the lease as the discount rate. If the interest rate is not stated, the Company uses its incremental borrowing rate based on information available on lease commencement date in determining the present value of lease payments. Many of the Company's real estate lease agreements include options to extend the lease, which are not included in the minimum lease terms unless they are reasonably certain to be exercised. These leases include one or more options to renew, with renewal terms that may extend the lease term from one to three years. The amount of payments associated with such options is not material. Short-term leases are leases having a term of twelve months or less and exclude leases with a lease term of one month or less. The Company recognizes short-term leases on a straight-line basis and does not record a related ROU asset or liability for such leases. At December 31, 2025 and 2024 the Company's ROU assets and operating lease liabilities were $12.9 million and $12.6 million, respectively, which are recorded in Prepaid expenses and other assets and Accrued liabilities on the Company's Consolidated Balance Sheets.

During the years ended December 31, 2025 and 2024, operating lease expense was $6.6 million and $6.4 million, respectively, which included short term lease expense of $0.2 million and $0.3 million, respectively. At December 31, 2025 and 2024, the weighted-average remaining lease term for operating leases was 3.4 years and the weighted average discount rate was 5.43% and 5.37%, respectively. The Company had no sub-lease income or finance leases during the years ended December 31, 2025 and 2024.

Supplemental cash flow information related to leases was as follows:

(in thousands)	Year Ended December 31,			
	2025		2024	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	6,520	$	6,035
Right of use assets obtained in exchange for lease obligations:				
Operating leases	$	6,394	$	6,248

As of December 31, 2025, maturities of operating lease liabilities were as follows:

(in thousands)		
Year ended December 31,		
2026	$	5,246
2027		3,770
2028		2,444
2029		1,200
2030		505
Thereafter		664
Total lease payments		13,829
Less: imputed interest		(958)
	$	12,871

Lessor

The Company's equipment rentals for each of its operating segments are governed by agreements that detail the lease terms and conditions. The determination of whether these contracts with customers contain a lease generally does not require significant judgement. The Company accounts for these rentals as operating leases. These leases do not include material amounts of variable payments and the Company has made the accounting policy election to exclude all taxes assessed by a governmental authority. The Company generally does not provide an option for the lessee to purchase the rented equipment at the end of the lease term, thus, does not generate material revenue from sales of equipment under such options. Initial lease terms vary in length based upon customer needs and generally range from one to sixty months. Customers have the option to keep equipment on rent beyond the initial lease term on a month-to month basis based upon their needs. All of the Company's rental products have long useful lives relative to the typical rental term with the original investment typically recovered in approximately three to five years. The rental products are typically rented for a majority of the time owned and a significant portion of the original investment is recovered when sold from inventory. The Company's lease agreements do not contain residual value guarantees or restrictive covenants.

As of December 31, 2025, maturities of operating lease payments to be received in 2026 and thereafter were as follows:

(in thousands) Year Ended December 31,		
2026	$	181,508
2027		72,275
2028		28,832
2029		11,917
2030		4,413
Thereafter		846
	$	299,791

In the year ended December 31, 2025, the Company's lease revenues from continuing operations were $618.1 million, consisting of $613.6 million of operating lease revenues and $4.5 million of finance lease revenues. The Company has entered into finance leases to finance certain equipment sales to customers. The lease agreements have a bargain purchase option at the end of the lease term. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. For the year ended December 31, 2025, the Company's finance lease revenues included $3.6 million of sales revenues and $0.9 million of interest income. The minimum lease payments receivable and the net investment are included in Accounts receivable on the Company's Consolidated Balance Sheet for such leases, which were as follows:

(in thousands)		**December 31, 2025**
Gross minimum lease payments receivable	$	7,758
Less – unearned interest		(1,317)
Net investment in finance lease receivables	$	6,441

As of December 31, 2025, the future minimum lease payments under non-cancelable finance leases to be received in 2026 and thereafter were as follows:

(in thousands) Year Ended December 31,		
2026	$	3,360
2027		1,067
2028		1,110
2029		855
2030		49
Total minimum future lease payments to be received	$	6,441

NOTE 7. REVENUE RECOGNITION

The Company's accounting for revenues is governed by two accounting standards. The majority of the Company's revenues are considered lease or lease related and are accounted for in accordance with Topic 842, *Leases*. Revenues determined to be non-lease related are accounted for in accordance with Topic 606. The Company accounts for revenues when approval and commitment from both parties have been obtained, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company typically recognizes non-lease related revenues at a point in time because the customer does not simultaneously consume the benefits of the Company's promised goods and services, or performance obligations, and obtain control when delivery and installation are complete. For contracts that have multiple performance obligations, the transaction price is allocated to each performance obligation in the contract based on the Company's best estimate of the standalone selling prices of each distinct performance obligation in the contract. The standalone selling price is typically determined based upon the expected cost plus an estimated margin of each performance obligation.

Revenue from contracts that satisfy the criteria for over time recognition are recognized as work is performed by using the ratio of costs incurred to estimated total contract costs for each contract. The majority of revenue for these contracts is derived from long-term projects which typically span multiple quarters. The timing of revenue recognition, billings, and cash collections results in billed contract receivables and contract assets on the Company's Consolidated Balance Sheets. In the Company's contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Billings can occur subsequent to revenue recognition, resulting in contract assets, or in advance, resulting in contract liabilities. These contract assets and liabilities are reported on the Consolidated Balance Sheets on a contract-by-contract basis at the end of each reporting period. The contract liabilities included in Deferred income on the Company's Consolidated Balance Sheets totaled $34.3 million and $42.1 million at December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the Company determined that return delivery revenues for Portable Storage and rent adjustments for TRS-RenTelco met the criteria for contract liability classification, as such the previously reported Deferred income for the year ended December 31, 2024, of $35.4 million has been adjusted accordingly. Revenues totaling $40.6 million were recognized during the year ended December 31, 2025, which were included in the contract liability balance at December 31, 2024. For certain modular building sales, the customer retains a small portion of the contract price until full completion of the contract, or revenue is recognizable prior to customer billing, which results in revenue earned in excess of billings. These unbilled contract assets are included in Accounts receivable on the Company's Consolidated Balance Sheets and totaled $10.9 million and $13.0 million at December 31, 2025 and 2024, respectively. The Company did not recognize any material contract asset impairments during the years ended December 31, 2025 and 2024.

The Company has uncompleted contracts with customers that have unsatisfied or partially satisfied performance obligations. These contracts are recognized over time and at a point in time. The Company has elected the practical expedient within Topic 606 and does not disclose information related to remaining performance obligations for contracts recognized with an original expected duration of one year or less. For the year ended December 31, 2025, $257.9 million of revenue was recognized for sales and non-lease services transferred at a point in time and $68.3 million of revenue was recognized for sales and non-lease services transferred over time.

The Company generally rents and sells to customers on 30 day payment terms. The Company does not typically offer variable payment terms, or accept non-monetary consideration. Amounts billed and due from the Company's customers are classified as Accounts receivable on the Company's Consolidated Balance Sheets. For certain sales of modular buildings, progress payments from the customer are received during the manufacturing of new equipment, or the preparation of used equipment. The advance payments are not considered a significant financing component because the payments are used to meet working capital needs during the contract and to protect the Company from the customer failing to adequately complete their obligations under the contract.

Lease Revenues

Rental revenues from operating leases are recognized on a straight-line basis over the term of the lease for all operating segments. Rental billings for periods extending beyond period end are recorded as deferred income and are recognized in the period earned. For modular building leases, rental related services revenues for modifications, delivery, installation, dismantle and return delivery are lease related because the payments are considered minimum lease payments that are an integral part of the negotiated lease agreement with the customer. These revenues are recognized on a straight-line basis over the term of the lease. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. Other revenues include interest income on sales-type leases and rental income on facility leases.

Non-Lease Revenues

Non-lease revenues are recognized in the period when control of the performance obligation is transferred, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. For portable storage container and electronic test equipment leases, rental related services revenues for delivery and return delivery are considered non-lease revenues. For site related services revenues outside of the modular building such as grading, drainage, landscaping and paving are considered non-lease.

Sales revenues are typically recognized at a point in time, which occurs upon the completion of delivery, installation and acceptance of the equipment by the customer. Sales contracts that satisfy the criteria for over-time recognition are recognized as work is performed by using the ratio of costs incurred to estimated total contracts costs for each contract. Accounting for non-lease revenues requires judgment in determining the point in time the customer gains control of the equipment and the appropriate accounting period to recognize revenue.

Sales taxes charged to customers are reported on a net basis and are excluded from revenues and expenses.

The following table disaggregates the Company's revenues from continuing operations by lease (within the scope of Topic 842) and non-lease revenues (within the scope of Topic 606) and the underlying service provided for the three years ended December 31, 2025, 2024 and 2023:

(in thousands)	Mobile Modular	Portable Storage	TRS-RenTelco	Enviroplex	Consolidated
Year Ended December 31,					
2025					
Leasing	$ 433,890	$ 69,348	$ 114,834	$ —	$ 618,072
Non-lease:					
Rental related services	40,334	15,431	3,105	—	58,870
Sales	170,669	7,780	29,698	57,400	265,547
Other	235	255	1,256	—	1,746
Total non-lease	211,238	23,466	34,059	57,400	326,163
Total revenues	$ 645,128	$ 92,814	$ 148,893	$ 57,400	$ 944,235
2024					
Leasing	$ 414,195	$ 71,999	$ 105,662	$ —	$ 591,856
Non-lease:					
Rental related services	34,778	16,565	2,777	—	54,120
Sales	183,234	5,695	25,499	45,830	260,258
Other	3,159	238	1,311	—	4,708
Total non-lease	221,171	22,498	29,587	45,830	319,086
Total revenues	$ 635,366	$ 94,497	$ 135,249	$ 45,830	$ 910,942
2023					
Leasing	$ 367,753	$ 77,181	$ 119,134	$ —	$ 564,068
Non-lease:					
Rental related services	36,734	19,250	2,658	—	58,642
Sales	155,267	4,587	24,951	20,192	204,997
Other	2,482	119	1,534	—	4,135
Total non-lease	194,483	23,956	29,143	20,192	267,774
Total revenues	$ 562,236	$ 101,137	$ 148,277	$ 20,192	$ 831,842

Customer returns of rental equipment prior to the end of the rental contract term are typically billed a cancellation fee, which is recorded as rental revenue in the period billed. Sales of new relocatable modular buildings, portable storage containers and electronic test equipment and related accessories not manufactured by the Company are typically covered by warranties provided by the manufacturer of the products sold. The Company typically provides limited 90-day warranties for certain sales of used rental equipment and one-year warranties on equipment manufactured by Enviroplex. Although the Company's policy is to provide reserves for warranties when required for specific circumstances, the Company has not found it necessary to establish such reserves to date as warranty costs have not been significant.

The Company's incremental cost of obtaining lease contracts, which consists of salesperson commissions, are deferred and amortized over the initial lease term for modular building leases. Incremental costs for obtaining a contract for all other operating segments are expensed in the period incurred because the lease term is typically less than 12 months.

Other Income, net

Other income, net consists of the net gain on sales of property, plant and equipment. These sales are generally recognized at a point in time, with contractually defined performance obligations that are typically transferred upon the closing date of the sale. These types of sales are infrequent in occurrence and reported on the consolidated statements of income within the scope of ASC 610, *Other Income*. Proceeds to be received from the sale of property, plant and equipment are included in Accounts receivable on the Company's consolidated balance sheets.

NOTE 8. NOTES PAYABLE

Notes payable consisted of the following:

(in thousands)	December 31,			
	2025		2024	
Unsecured revolving lines of credit and term loan	$	264,950	$	415,440
2.35% Series E senior notes due in 2026		60,000		60,000
2.57% Series D senior notes due in 2028		40,000		40,000
6.25% Series F senior notes due in 2030		75,000		75,000
5.30% Series G senior notes due in 2032		75,000		—
		514,950		590,440
Unamortized debt issuance cost		(26)		(232)
Total notes payable	$	514,924	$	590,208

As of December 31, 2025, the future minimum payments under the unsecured revolving lines of credit, 2.35% Series E senior notes, 2.57% Series D senior notes, 6.25% Series F senior notes and 5.30% Series G senior notes due in 2026, 2028, 2030, and 2032 respectively, are as follows:

(in thousands)		
Year Ended December 31,		
2026	$	60,000
2027		264,950
2028		40,000
2029		—
2030		75,000
Thereafter		75,000
Total notes payable	$	514,950

Unsecured Revolving Lines of Credit

On July 15, 2022, the Company entered into an amended and restated credit agreement with Bank of America, N.A., as Administrative Agent, Swing Line Lender, L/C Issuer and lender, and other lenders named therein (the "Credit Facility"). The Credit Facility provides for a $650.0 million unsecured revolving credit facility (which may be further increased to $950.0 million, by adding one or more tranches of term loans and/or increasing the aggregate revolving commitments), which includes a $40.0 million sublimit for the issuance of standby letters of credit and a $20.0 million sublimit for swingline loans. The proceeds of the Credit Facility are available to be used for general corporate purposes, including permitted acquisitions. The Credit Facility permits the Company's existing indebtedness to remain, which includes the Company's $20.0 million Treasury Sweep Note due July 15, 2027 and the Company's existing senior notes issued pursuant to the Note Purchase and Private Shelf Agreement with Prudential Investment Management, Inc., dated as of April 21, 2011 (as amended, the "Prior NPA") comprised of (i) the $40.0 million aggregate outstanding principal of notes issued March 17, 2021 and due March 17, 2028, and (ii) the $60.0 million aggregate outstanding principal of notes issued June 16, 2021 and due June 16, 2026. The Prior NPA was amended and restated, and superseded in its entirety, by the Note Purchase Agreement (as defined and more fully described under the heading "Liquidity and Capital Resources - Note Purchase and Private Shelf Agreement" in the MD&A). In addition, the Company may incur additional senior note indebtedness in an aggregate amount not to exceed $250.0 million. The Credit Facility matures on July 15, 2027 and replaced the Company's prior $420.0 million credit facility dated March 31, 2020 with Bank of America, N.A., as agent, as amended. All obligations outstanding under the prior credit facility as of the date of the Credit Facility were refinanced by the Credit Facility on April 23, 2022.

On August 19, 2022, the Company entered into an amended and restated Credit Facility Letter Agreement and a Credit Line Note in favor of MUFG Union Bank, N.A., which provides for a $20.0 million line of credit facility related to its cash management services ("Sweep Service Facility"). The Sweep Service Facility matures on the earlier of July 15, 2027, or the date the Company ceases to utilize MUFG Union Bank, N.A. for its cash management services. The Sweep Service Facility replaced the Company's prior $12.0 million sweep service facility, dated as of March 30, 2020.

On April 23, 2024, the Company entered into a first incremental facility amendment with Bank of America, N.A., as Administrative Agent and the first incremental lender ("BoA") and the guarantors named therein (the "First Incremental Amendment"). The First Incremental Amendment amends the Second Amended and Restated Credit Agreement, dated as of July 15, 2022, as amended, by and among the Company, BoA, the other lenders named therein, and the guarantors named therein (the "Credit Agreement") to institute an incremental term loan "A" facility in an aggregate principal amount of $75.0 million (the "Incremental Credit Facility"). The proceeds from the Incremental Credit Facility were used for general corporate purposes. Concurrently with entry into the First Incremental Amendment, the Company repaid revolving loans issued under the Credit Agreement in an aggregate amount equal to approximately $75.0 million. During the year ended December 31, 2025, the Company repaid the principal amount of the incremental term loan "A" facility in its entirety.

At December 31, 2025, under the Credit Facility and Sweep Service Facility, the Company had unsecured lines of credit that permit it to borrow up to $650.0 million of which $265.0 million was outstanding and had the capacity to borrow up to an additional $385.0 million. The Credit Facility contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Amended Credit Facility):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2025 the actual ratio was 3.88 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA at any time during any period of four consecutive fiscal quarters to be greater than 2.75 to 1. At December 31, 2025, the actual ratio was 1.42 to 1.

Amounts borrowed under the Credit Facility bear interest at the Company's option at either: (i) Secured Overnight Financing Rate ("SOFR") plus a defined margin, or (ii) the Agent bank's prime rate ("base rate") plus a margin. The applicable margin for each type of loan is measured based upon the Consolidated Leverage Ratio at the end of the prior fiscal quarter and ranges from 1.00% to 1.75% for SOFR loans and 0% to 0.75% for base rate loans. In addition, the Company pays an unused commitment fee for the portion of the $650.0 million credit facility that is not used. These fees are based upon the Consolidated Leverage Ratio and range from 0.15% to 0.30%. As of December 31, 2025 and 2024, the applicable margins were 1.25% for SOFR based loans, 0.25% for base rate loans and 0.20% for unused fees. Amounts borrowed under the Sweep Service Facility are based upon the MUFG Union Bank, N.A. base rate plus an applicable margin and an unused commitment fee for the portion of the $20.0 million facility not used. The applicable base rate margin and unused commitment fee rates for the Sweep Service Facility are the same as for the Amended Credit Facility. The following information relates to the lines of credit for each of the following periods:

(dollar amounts in thousands)	Year Ended December 31,			
	2025		2024	
Maximum amount outstanding	$	415,440	$	631,101
Average amount outstanding	$	361,472	$	555,225
Weighted average interest rate, during the period		5.79%		6.94%
Prime interest rate, end of period		6.75%		7.50%

Note Purchase and Private Shelf Agreement

On June 8, 2023, the Company entered into a Second Amended and Restated Note Purchase and Private Shelf Agreement (the "Note Purchase Agreement") with PGIM, Inc. ("PGIM") and the holders of Series D and Series E Notes previously issued pursuant to the Prior NPA. The Note Purchase Agreement amended and restated, and superseded in its entirety, the Prior NPA. Pursuant to the Prior NPA, the Company issued (i) $40.0 million aggregate principal amount of its 2.57% Series D Senior Notes, due March 17, 2028, and (ii) $60.0 million aggregate principal amount of its 2.35% Series E Senior Notes, due June 16, 2026, to which the terms of the Note Purchase Agreement shall apply.

In addition, pursuant to the Note Purchase Agreement, the Company may authorize the issuance and sale of additional senior notes (the "Shelf Notes") in the aggregate principal amount of (x) $300 million minus (y) the amount of other notes (such as the Series D Senior Notes, Series E Senior Notes, Series F Senior Notes and Series G Senior Notes, each defined below) then outstanding, to be dated the date of issuance thereof, to mature, in case of each Shelf Note so issued, no more than 15 years after the date of original issuance thereof, to have an average life, in the case of each Shelf Note so issued, of no more than 15 years after the date of original issuance thereof, to bear interest on the unpaid balance thereof from the date thereof at the rate per annum, and to have such other particular terms, as shall be set forth, in the case of each Shelf Note so issued, in accordance with the Note Purchase Agreement. Shelf Notes may be issued and sold from time to time at the discretion of the Company's Board of Directors and in such amounts as the Board of Directors may determine, subject to prospective purchasers' agreement to purchase the Shelf Notes. The Company will sell the Shelf Notes directly to such purchasers. The full net proceeds of each Shelf Note will be used in the manner described in the applicable Request for Purchase with respect to such Shelf Note.

5.30% Senior Notes Due in 2032

On September 8, 2025, the Company issued and sold to the purchasers $75.0 million aggregate principal amount of 5.30% Series G Notes (the "Series G Senior Notes") pursuant to the terms of the Note Purchase Agreement.

The Series G Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 5.30% per annum and mature on September 8, 2032. Interest on the Series G Senior Notes is payable semi-annually beginning on March 8, 2026 and continuing thereafter on September 8 and March 8 of each year until maturity. The principal balance is due when the notes mature on September 8, 2032. The full net proceeds from the Series G Senior Notes were used to pay down the Company's term loan "A" facility in its entirety. At December 31, 2025, the principal balance outstanding under the Series G Senior Notes was $75.0 million.

6.25% Senior Notes Due in 2030

On September 27, 2023, the Company issued and sold to the purchasers $75.0 million aggregate principal amount of 6.25% Series F Notes (the "Series F Senior Notes") pursuant to the terms of the Note Purchase Agreement.

The Series F Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 6.25% per annum and mature on September 27, 2030. Interest on the Series F Senior Notes is payable semi-annually beginning on March 27, 2024 and continuing thereafter on September 27 and March 27 of each year until maturity. The principal balance is due when the notes mature on September 27, 2030. The full net proceeds from the Series F Senior Notes were primarily used to fulfill the income tax obligations incurred from the divestiture of Adler Tanks. At December 31, 2025, the principal balance outstanding under the Series F Senior Notes was $75.0 million.

2.57% Senior Notes Due in 2028

On March 17, 2021, the Company issued and sold to the purchasers $40.0 million aggregate principal amount of 2.57% Series D Notes (the "Series D Senior Notes") pursuant to the terms of the Prior NPA.

The Series D Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.57% per annum and mature on March 17, 2028. Interest on the Series D Senior Notes is payable semi-annually beginning on September 17, 2021 and continuing thereafter on March 17 and September 17 of each year until maturity. The principal balance is due when the notes mature on March 17, 2028. The full net proceeds from the Series D Senior Notes were used to pay off the Company's $40.0 million Series B Senior Notes. At December 31, 2025, the principal balance outstanding under the Series D Senior Notes was $40.0 million.

2.35% Senior Notes Due in 2026

On June 16, 2021, the Company issued and sold to the purchasers $60.0 million aggregate principal amount of 2.35% Series E Notes (the "Series E Notes") pursuant to the terms of the Prior NPA.

The Series E Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.35% per annum and mature on June 16, 2026. Interest on the Series E Senior Notes is payable semi-annually beginning on December 16, 2021 and continuing thereafter on June 16 and December 16 of each year until maturity. The principal balance is due when the notes mature on June 16, 2026. The full net proceeds from the Series E Senior Notes were used to pay down the Company's credit facility. At December 31, 2025, the principal balance outstanding under the Series E Senior Notes was $60.0 million.

Among other restrictions, the Note Purchase Agreement, which has superseded in its entirety the Prior NPA, under which the Series D Senior Notes, Series E Senior Notes, Series F Senior Notes and Series G Senior Notes were sold, contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Note Purchase Agreement):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2025, the actual ratio was 3.88 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2025, the actual ratio was 1.42 to 1.

At December 31, 2025, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, though, significant deterioration in the Company's financial performance could impact its ability to comply with these covenants.

NOTE 9. INCOME TAXES

Income before provision for income taxes consisted of the following:

(in thousands)	Year Ended December 31,					
	2025		2024		2023	
U.S.	$	212,677	$	310,352	$	234,188
Foreign		404		3,296		228
	$	213,081	$	313,648	$	234,416

The provision (benefit) for income taxes consisted of the following:

(in thousands)	Year Ended December 31,					
	2025		2024		2023	
Current:						
U.S. Federal	$	14,545	$	31,127	$	57,176
State		7,106		10,518		(5,587)
Foreign		1,671		1,704		1,847
		23,322		43,349		53,436
Deferred:						
U.S. Federal		27,951		31,852		4,892
State		5,500		6,693		1,481
Foreign		—		28		(14)
		33,451		38,573		6,359
Total	$	56,773	$	81,922	$	59,795

A reconciliation of the provision (benefit) for income taxes and the amount computed by applying the U.S. federal statutory income tax rate to the income before provision for income taxes was as follows:

(in thousands)	Year Ended December 31,					
	2025		2024		2023	
U.S. federal statutory rate	$ 44,747	21.0%	$ 65,866	21.0%	$ 49,227	21.0%
State and local income taxes, net of federal income tax effect [1]	10,985	5.2%	16,684	5.3%	11,400	4.9%
Foreign tax effects	(483)	-0.2%	(1,233)	-0.4%	(345)	-0.2%
Nontaxable or nondeductible items	1,523	0.7%	604	0.2%	(488)	-0.2%
Total	$ 56,772	26.6%	$ 81,921	26.1%	$ 59,794	25.5%

1. For states that, in the aggregate, accounted for over fifty percent of the effect of the state and local income taxes reported above were: (i) for 2025, California, (ii) for 2024, California and Florida, (iii) for 2023, California and Texas.

Income taxes paid, net of refunds, exceeded five percent of total income taxes paid, net of refunds, in the following jurisdictions:

(in thousands)	December 31,					
	2025		2024		2023	
Federal	$	5,200	$	24,500	$	68,000
California		1,900		3,500		11,020
Florida		815		—		—

The following table shows the deferred income taxes related to the temporary differences between the tax bases of assets and liabilities and the respective amounts included in "Deferred income taxes, net" on the Company's Consolidated Balance Sheets:

2025 Form 10-K

(in thousands)	December 31,			
	2025		**2024**	
Deferred tax liabilities:				
Accelerated depreciation	$	307,848	$	285,835
Prepaid costs currently deductible		16,902		13,572
Other		11,179		10,144
Total deferred tax liabilities		335,929		309,551
Deferred tax assets:				
Accrued costs not yet deductible		16,082		15,909
Allowance for doubtful accounts		735		733
Net operating loss carry-forward		133		7,415
Deferred revenues		1,942		2,175
Share-based compensation		3,458		3,190
Total deferred tax assets		22,350		29,422
Deferred income taxes, net	$	313,579	$	280,129

The Company's tax loss carryforwards for the year ended December 31, 2025, were $2.4 million for state jurisdictions which are expected to result in a future state tax benefit of $0.1 million. The availability of these tax losses to offset future income varies by jurisdiction. Furthermore, the ability to utilize the tax losses may be subject to additional limitations. The Company's state net operating loss carryforwards have differing carryforward periods. The Company anticipates that the available net operating losses as of December 31, 2025, will be utilized prior to their respective expiration dates.

For income tax purposes, deductible compensation related to share-based awards is based on the value of the award when realized, which may be different than the compensation expense recognized by the company for financial statement purposes which is based on the award value on the date of grant. The difference between the value of the award upon grant, and the value of the award when ultimately realized, creates either additional tax expense or benefit. In 2025, 2024 and 2023 exercise of share-based awards by employees resulted in an excess tax benefit of $0.8 million, $0.9 million and $2.7 million, respectively.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company evaluated all of its tax positions for which the statute of limitations remained open and determined there were no material unrecognized tax benefits as of December 31, 2025 and 2024. In addition, there have been no material changes in unrecognized benefits during 2025, 2024 and 2023.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to interpretation of the related tax laws and regulations and require the application of significant judgment.

Our income tax returns are subject to examination by federal, state and foreign tax authorities. There may be differing interpretations of tax laws and regulations, and as a result, disputes may arise with these tax authorities involving the timing and amount of deductions and allocation of income. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2021.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision (benefit) for income taxes in the accompanying consolidated statements of income for all periods presented. Such interest and penalties were not significant for the years ended December 31, 2025, 2024 and 2023.

NOTE 10. BENEFIT PLANS

Stock Plans

The Company adopted the 2016 Stock Incentive Plan (the "2016 Plan"), effective June 8, 2016, under which 2,000,000 shares of the common stock of the Company, plus the number of shares that remained available for grants of awards under the Company's 2007 Stock Option Plan (the "2007 Plan") become available as a result of forfeiture, termination, or expiration of awards previously granted under the 2007 Plan, were reserved for the grant of equity awards to its employees, directors and consultants. The equity awards have a maximum term of 7 years at an exercise price of not less than 100% of the fair market value of the Company's common stock on the date the equity award is granted. The 2016 Plan replaced the 2007 Plan.

The 2016 Plan provides for the grant of awards in the form of stock options, stock appreciation rights, restricted stock units ("RSUs"), the vesting of which may be performance-based or service-based, and other rights and benefits. Each RSU issued reduces the number of shares of the Company's common stock available for grant under the 2016 Plan by two shares. There were no significant modifications to the 2016 Plan or awards classified as liabilities in the year ended December 31, 2025.

For the years ended December 31, 2025, 2024 and 2023, the share-based compensation expense was $11.2 million, $9.5 million and $8.3 million, respectively, before provision for income taxes. The Company recorded a tax benefit of approximately $3.0 million, $2.6 million and $2.2 million, respectively, related to the aforementioned share-based compensation expenses. There was no capitalized share-based compensation expense in the years ended December 31, 2025, 2024 and 2023.

Restricted Stock Units

The following table summarizes the activity of the Company's RSUs, which includes service-based and performance-based awards, for the three years ended December 31, 2025:

	Number of shares	Weighted-average grant date fair value	Aggregate intrinsic value (in millions)
Balance at December 31, 2022	187,408	76.74	
RSUs granted	92,320	103.56	
RSUs vested	(86,402)	50.98	
RSUs cancelled/forfeited/expired	(21,649)	82.69	
Balance at December 31, 2023	171,677	92.18	
RSUs granted	101,340	114.64	
RSUs vested	(90,070)	85.14	
RSUs cancelled/forfeited/expired	(1,913)	95.33	
Balance at December 31, 2024	181,034	108.05	
RSUs granted	134,480	117.92	
RSUs vested	(105,988)	96.22	
RSUs cancelled/forfeited/expired	(5,247)	96.76	
Balance at December 31, 2025	204,279	$ 120.75	$ 21.4

Performance-based RSUs issued prior to 2018 vest over five years, with 60% of the shares immediately vesting after three years when the performance criteria has been determined to have been met and 20% of the remaining shares vesting annually at the anniversary of the performance determination date, subject to continuous employment of the participant. The performance-based RSU grants issued in 2018 and thereafter vest after three years with 100% of the shares vesting immediately when performance criteria has been determined to have been met. There were 80,600 performance-based RSUs expected to vest as of December 31, 2025. Service based RSUs issued to the Company's directors generally vest over twelve to fourteen months. Service based RSUs issued to the Company's management vest over three years. There were 123,679 service-based RSUs expected to vest as of December 31, 2025. No forfeitures are currently expected. The total fair value of RSUs that vested during the years ended December 31, 2025, 2024 and 2023 based on the weighted average grant date values was $13.2 million, $11.1 million and $8.6 million, respectively.

Share-based compensation expense for RSUs for the years ended December 31, 2025, 2024 and 2023 was $11.2 million, $9.5 million and $8.3 million, respectively. As of December 31, 2025, the total unrecognized compensation expense related to unvested RSUs was $13.4 million and is expected to be recognized over a weighted-average period of 1.4 years.

Stock Options

As of December 31, 2025, no shares were outstanding under the 2016 Plan, and no options had been issued to the Company's non-employee advisors. Additionally, 670,546 shares remained available for issuance under the stock plans.

As of December 31, 2024, all stock options granted in previous years were either exercised, cancelled, forfeited or expired. A summary of the Company's option activity and related information for the years ended December 31, 2024 and 2023 was as follows:

	Number of options	Weighted-average price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Balance at December 31, 2022	139,350	33.59		
Options granted	—	—		
Options exercised	(139,110)	33.51		
Options cancelled/forfeited/expired	—	—		
Balance at December 31, 2023	240	34.57		
Options granted	—	—		
Options exercised	(240)	34.57		
Options cancelled/forfeited/expired	—	—		
Balance at December 31, 2024	—	$ —	—	$ —
Exercisable at December 31, 2024	—	$ —	—	$ —
Expected to vest after December 31, 2024	—	$ —	—	$ —

The intrinsic value of stock options at any point in time is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock. The aggregate intrinsic value of options exercised and sold under the Company's stock option plans was less than $0.1 million and $9.4 million for the years ended December 31, 2024 and 2023, respectively, determined as of the date of option exercise. As of December 31, 2025, there was no unrecognized compensation cost related to unvested share-based compensation option arrangements granted under the Company's stock plans.

The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of share-based compensation at the date of grant, which requires the use of accounting judgment and financial estimates, including estimates of the expected term option holders will retain their vested stock options before exercising them, the estimated volatility of the Company's stock price over the expected term and the expected number of options that will be forfeited prior to the completion of their vesting requirements. Application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation amounts recognized in the Consolidated Statements of Income.

No options were granted in the years ended December 31, 2025, 2024 and 2023.

Employee Stock Ownership and 401(k) Plans

The McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the "KSOP") provides that each participant may annually contribute an elected percentage of his or her salary, not to exceed the statutory limit. Each employee who has at least two months of service with the Company and is 21 years or older, is eligible to participate in the KSOP. The Company, at its discretion, may make matching contributions. Contributions are expensed in the year approved by the Board of Directors. Dividends on the Company's stock held by the KSOP are treated as ordinary dividends and, in accordance with existing tax laws, are deducted by the Company in the year paid. For the year ended December 31, 2025 dividends deducted by the Company were $0.5 million, which resulted in a tax benefit of approximately $0.1 million in 2025.

At December 31, 2025, the KSOP held 231,507 shares, or 1% of the Company's total common shares outstanding. These shares are included in basic and diluted earnings per share calculations.

NOTE 11. SHAREHOLDERS' EQUITY

The Company has in the past made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Exchange Act. In September 2024, the Company's Board of Directors increased the capacity under the share repurchase program by authorizing the Company to repurchase up to 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"), an increase from the 1,309,805 remaining shares authorized for repurchase under the Repurchase Plan established in August 2015. The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased, and the Repurchase Plan may be modified, extended or terminated by the Company's Board of Directors at any time. There were no shares of common stock repurchased during the twelve months ended December 31, 2025 and 2024. As of December 31, 2025, 2,000,000 shares remain authorized for repurchase under the Repurchase Plan.

NOTE 12. COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the lease term, at the fair rental value. In most cases, management expects that in the normal course of business, facility leases will be renewed or replaced by other leases. Minimum payments under these leases, exclusive of property taxes and insurance, was as follows:

(in thousands)		
Year Ended December 31,		
2026	$	4,696
2027		3,331
2028		2,156
2029		1,090
2030		505
Thereafter		664
	$	12,442

Facility rent expense was $9.3 million in 2025, $9.0 million in 2024 and $10.8 million in 2023.

The Company is involved in various lawsuits and routine claims arising out of the normal course of its business. The Company maintains insurance coverage for its operations and employees with appropriate aggregate, per occurrence and deductible limits as the Company reasonably determines necessary or prudent with current operations and historical experience. The major policies include coverage for property, general liability, auto, directors and officers, health, and workers' compensation insurances. The Company records a provision for a liability when it believes that it is both probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. The Company reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Litigation is inherently unpredictable and is subject to significant uncertainties, some of which are beyond the Company's control. In the opinion of management, there was not at least a reasonable possibility that the ultimate amount of liability not covered by insurance, if any, under any pending litigation and claims, individually or in the aggregate, will have a material adverse effect on the financial position or operating results of the Company.

The Company's health plans are self-funded high deductible plans with annual stop-loss insurance for protection against payments that exceed thresholds on a per claim basis and in the aggregate. The Company records an expense when claim payments are made and accrues for the portion of claims incurred, but not yet paid at period end. The Company makes these accruals based upon a combination of historical claim payments, loss development experience and actuarial estimates. A high degree of judgment is required in developing the underlying assumptions and the resulting amounts to be accrued. In addition, our assumptions will change as the Company's loss experience develops. All of these factors have the potential to impact the amounts previously accrued and the Company may be required to increase or decrease the amounts previously accrued. At December 31, 2025 and 2024, accruals for the Company's self-funded high deductible health plans were $1.9 million and $1.7 million, respectively.

NOTE 13. INVENTORIES

The following table presents the carrying value of inventories:

(dollar amounts in thousands)	December 31, 2025		December 31, 2024	
Raw materials	$	3,904	$	3,380
Work-in-process		4,123		10,924
Total inventories	$	8,027	$	14,304

2025 Form 10-K

NOTE 14. GOODWILL AND INTANGIBLE ASSETS

There were no changes in the carrying amount of goodwill during the year ended December 31, 2024. Changes in the carrying amount of goodwill during 2025 were as follows:

(dollar amounts in thousands)	Mobile Modular	Portable Storage	Enviroplex	Total
Balance at December 31, 2024	$ 315,290	$ 6,136	$ 1,798	$ 323,224
Goodwill acquired through business combinations	4,284	5,076	—	9,360
Balance at December 31, 2025	$ 319,574	$ 11,212	$ 1,798	$ 332,584

Intangible assets from continuing operations consisted of the following:

(dollar amounts in thousands)	Estimated useful life in years	Average remaining life in years	Cost	Accumulated amortization	Net book value
December 31, 2025					
Customer relationships	6 to 11	6.1	$75,734	$(33,243)	$42,491
Non-compete agreements	5	2.1	10,806	(7,351)	3,455
Trade name	0.75 to 8	3.3	2,000	(1,512)	488
Total amortizing			88,540	(42,106)	46,434
Trade name - non-amortizing	Indefinite		171	—	171
Total			$88,711	$(42,106)	$46,605
December 31, 2024					
Customer relationships	8 to 11	6.9	$73,217	$(25,010)	$48,207
Non-compete agreements	5	2.8	10,556	(5,239)	5,317
Trade name	0.75 to 8	4.3	2,000	(1,363)	637
Total amortizing			85,773	(31,612)	54,161
Trade name - non-amortizing	Indefinite		171	—	171
Total			$85,944	$(31,612)	$54,332

Intangible assets with finite useful lives are amortized over their respective useful lives. Amortization expense in the years ended December 31, 2025, 2024 and 2023 was $10.5 million, $10.3 million and $10.7 million, respectively. Based on the carrying values at December 31, 2025 and assuming no subsequent impairment of the underlying assets, the annual amortization is expected to be $10.2 million in 2026, $10.0 million in 2027, $8.6 million in 2028, $5.1 million in 2029, $3.3 million in 2030 and $9.2 million for the years thereafter.

NOTE 15. RELATED PARTY TRANSACTIONS

There were no significant related party transactions in the years ended December 31, 2025, 2024 and 2023, or amounts owed to related parties at such dates.

NOTE 16. SEGMENT REPORTING

FASB guidelines establish annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. In accordance with these guidelines, the Company's four reportable segments are Mobile Modular, Portable Storage, TRS-RenTelco and Enviroplex. The Company's Chief Operating Decision Maker ("CODM") Joe Hanna, Chief Executive Officer, and senior management focus on several key measures to evaluate and assess each segment's performance, including rental, rental related services and sales revenue growth, gross profit, income from operations and income before provision for income taxes. In addition to the evaluation of the aforementioned key measures of each reportable segment, the CODM and senior management evaluate supplemental information by reportable segment, such as rental equipment acquisitions, fleet utilization, and average utilization, to further assess segment performance and the future allocation of Company resources.

The CODM is the primary individual in control of resource allocation, and the allocation determinations are made in consultation with the Company's senior management team, of which the CODM is a member. The most significant allocation determinations made by the CODM pertain to purchases of rental equipment and employee headcount. These determinations are generally made as part of the annual budgeting process, with regular reviews occurring throughout the year that can result in allocation changes depending upon performance against budget. On a monthly basis, the CODM considers period end and average rental equipment utilization and budget-to-actual variances to gross profit, income from operations, income before provision for income taxes and net income when making decisions about allocating capital and employee resources to the segments. Excluding interest expense, allocations of revenue and expense not directly associated with one of these segments are generally allocated to Mobile Modular, Portable Storage and TRS-RenTelco, based on their pro-rata share of direct revenues. Interest expense is allocated amongst Mobile Modular, Portable Storage and TRS-RenTelco based on their pro-rata share of average rental equipment at cost, goodwill, intangible assets, accounts receivable, deferred income and customer security deposits. The Company does not report total assets by business segment.

Summarized financial information from continuing operations for the years ended December 31, 2025, 2024 and 2023, for the Company's reportable segments is shown in the following tables:

(dollar amounts in thousands)	Mobile Modular		Portable Storage		TRS-RenTelco		Enviroplex[1]		Consolidated	
Year Ended December 31, 2025										
Revenues										
Rental revenues	$	326,919	$	67,593	$	109,406	$	—	$	503,918
Rental related services revenues		141,662		16,453		3,607		—		161,722
Sales		170,668		7,779		33,349		57,400		269,196
Other		5,879		989		2,531		—		9,399
Total revenues		645,128		92,814		148,893		57,400		944,235
Costs of Revenues										
Depreciation of rental equipment		43,206		4,196		39,535		—		86,937
Rental related services		91,262		17,763		3,001		—		112,026
Other		88,122		7,361		22,826		—		118,309
Costs of sales		113,058		4,842		15,283		38,804		171,987
Total costs of revenues		335,648		34,162		80,645		38,804		489,259
Gross profit		309,480		58,652		68,248		18,596		454,976
Significant Segment Expenses [3]										
Wages and benefits		58,733		14,242		11,830		5,552		90,357
Depreciation and amortization		14,409		1,725		53		418		16,605
Marketing and administrative expenses		18,331		6,706		5,441		2,440		32,918
Allocated corporate services [4]		50,292		7,313		12,001		—		69,606
Other segment items [5]		1,046		589		232		—		1,867
Total expenses		142,811		30,575		29,558		8,410		211,353
Income from operations		166,669		28,077		38,690		10,186		243,623
Interest expense (income) allocation		24,990		3,603		4,611		(2,582)		30,622
Foreign currency exchange gain		—		—		(80)		—		(80)
Income before provision for income taxes		141,679		24,474		34,159		12,768		213,081
Provision for income taxes		37,834		6,532		9,046		3,361		56,773
Income from continuing operations	$	103,845	$	17,942	$	25,113	$	9,407	$	156,308
Other Selected Information										
Rental equipment acquisitions	$	100,363	$	4,584	$	43,904		—	$	148,851
Accounts receivable, net (period end)	$	182,540	$	11,299	$	26,877	$	11,149	$	231,865
Rental equipment, at cost (period end)	$	1,485,794	$	245,141	$	337,100		—	$	2,068,035
Rental equipment, net book value (period end)	$	1,098,720	$	219,038	$	103,140		—	$	1,420,898
Utilization (period end) [2]		70.7%		59.0%		63.2%				
Average utilization [2]		73.0%		60.8%		63.8%				

2025 Form 10-K

(dollar amounts in thousands)	Mobile Modular		Portable Storage		TRS-RenTelco		Enviroplex[1]		Consolidated	
Year Ended December 31,										
2024										
Revenues										
Rental revenues	$	318,149	$	69,983	$	101,797	$	—	$	489,929
Rental related services revenues		127,589		17,702		3,207		—		148,498
Sales		183,234		5,695		27,531		45,830		262,290
Other		6,394		1,117		2,714		—		10,225
Total revenues		635,366		94,497		135,249		45,830		910,942
Costs of Revenues										
Depreciation of rental equipment		40,399		3,982		43,886		—		88,267
Rental related services		83,547		17,267		2,605		—		103,419
Other		83,023		5,816		20,277		—		109,116
Costs of sales		124,886		3,551		12,426		33,862		174,725
Total costs of revenues		331,855		30,616		79,194		33,862		475,527
Gross profit		303,511		63,881		56,055		11,968		435,415
Significant Segment Expenses [3]										
Wages and benefits		57,741		13,812		10,368		4,859		86,781
Depreciation and amortization		13,712		1,432		107		383		15,634
Marketing and administrative expenses		17,276		6,102		5,342		2,323		31,043
Allocated corporate services [4]		47,146		7,212		10,716		—		65,074
Other segment items [5]		795		639		467		—		1,901
Total expenses		136,670		29,197		27,000		7,565		200,432
Other income, net		(6,220)		(1,319)		(1,742)		—		(9,281)
Income from operations		173,061		36,003		30,797		4,403		244,264
Interest expense (income) allocation		37,087		5,243		7,407		(2,496)		47,241
Foreign currency exchange loss		—		—		215		—		215
Income before provision for income taxes		135,974		30,760		23,175		6,899		196,808
Provision for income taxes		23,320		6,403		2,424		1,771		33,918
Income from continuing operations	$	112,654	$	24,357	$	20,751	$	5,128	$	162,890
Reconciliation of Segment Profit										
Total segment gross profit									$	435,415
Segment operating expenses, net										200,432
Other income, net										(9,281)
Interest expense allocation										47,241
Foreign currency exchange loss										215
Gain on merger termination from WillScot Mobile Mini (Note 1)										(180,000)
WillScot Mobile Mini transaction costs										63,159
Income before provision for income taxes										313,649
Provision for income taxes										81,922
Income from continuing operations									$	231,727
Other Selected Information										
Rental equipment acquisitions	$	154,236	$	8,106	$	17,629		—	$	179,971
Accounts receivable, net (period end)	$	174,598	$	10,455	$	21,635	$	12,654	$	219,342
Rental equipment, at cost (period end)	$	1,414,367	$	240,846	$	343,982		—	$	1,999,195
Rental equipment, net book value (period end)	$	1,060,364	$	218,493	$	108,802		—	$	1,387,659
Utilization (period end) [2]		75.1%		59.8%		58.6%				
Average utilization [2]		77.5%		64.9%		57.3%				

(dollar amounts in thousands)	Mobile Modular		Portable Storage		TRS-RenTelco		Enviroplex[1]		Consolidated	
Year Ended December 31,										
2023										
Revenues										
Rental revenues	$	285,553	$	74,536	$	114,247	$	—	$	474,336
Rental related services revenues		114,511		20,510		3,139		—		138,160
Sales		155,267		4,587		27,119		20,192		207,165
Other		6,905		1,504		3,772		—		12,181
Total revenues		562,236		101,137		148,277		20,192		831,842
Costs of Revenues										
Depreciation of rental equipment		36,921		3,514		48,477		—		88,912
Rental related services		75,390		18,568		2,670		—		96,628
Other		86,983		7,317		20,642		—		114,942
Costs of sales		105,021		2,858		13,884		15,964		137,727
Total costs of revenues		304,315		32,257		85,673		15,964		438,209
Gross profit		257,921		68,880		62,604		4,228		393,633
Significant Segment Expenses [3]										
Wages and benefits		55,795		13,607		10,074		3,901		83,376
Depreciation and amortization		13,511		1,613		108		337		15,570
Marketing and administrative expenses		15,935		5,866		5,398		2,228		29,427
Allocated corporate services [4]		44,225		9,711		14,748		—		68,684
Other segment items [5]		9,109		740		634		—		10,482
Total expenses		138,575		31,537		30,962		6,466		207,539
Other income, net		(2,329)		(457)		(832)		—		(3,618)
Income (loss) from operations		121,676		37,800		32,474		(2,238)		189,713
Interest expense (income) allocation		29,724		4,950		8,146		(2,260)		40,560
Foreign currency exchange gain		—		—		(310)		—		(310)
Income before provision for income taxes		91,952		32,850		24,638		22		149,462
Provision (benefit) for income taxes		23,379		8,472		5,899		(140)		37,610
Income from continuing operations	$	68,573	$	24,378	$	18,739	$	162	$	111,852
Reconciliation of Segment Profit										
Total segment gross profit									$	393,633
Segment operating expenses, net										207,539
Other income, net										(3,618)
Interest expense allocation										40,560
Foreign currency exchange gain										(310)
Income from continuing operations before provision for income taxes										149,462
Provision for income taxes										37,610
Income from continuing operations									$	111,852
Other Selected Information										
Rental equipment acquisitions	$	176,200	$	27,967	$	28,945		—	$	233,112
Accounts receivable, net (period end)	$	175,360	$	16,057	$	25,511	$	10,440	$	227,368
Rental equipment, at cost (period end)	$	1,291,093	$	236,123	$	377,587		—	$	1,904,803
Rental equipment, net book value (period end)	$	967,712	$	217,315	$	144,296		—	$	1,329,323
Utilization (period end) [2]		79.4%		71.5%		55.9%				
Average utilization [2]		79.7%		77.3%		58.9%				

1. Gross Enviroplex sales revenues were $57,400, $45,832 and $22,615 in 2025, 2024 and 2023, respectively. There were no inter-segment sales to Mobile Modular in 2025. Inter-segment sales to Mobile Modular in 2024 and 2023 were $2 and $2,423, respectively, which have been eliminated in consolidation.

2. Utilization is calculated each month by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. The average utilization for the period is calculated using the average costs of rental equipment.

3. The Significant Segment Expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

4. Allocated corporate services costs are comprised of expenses incurred by the Company which are not directly incurred by each business segment as a part of their normal operations. These allocated indirect corporate costs primarily include wages and benefits, depreciation of corporate capital assets, information technology, legal, accounting and other administrative expenses.

5. Other segment items for each reportable segment is primarily comprised of credit losses.

No single customer accounted for more than 10% of total revenues during 2025, 2024 and 2023. Revenue from foreign country customers accounted for 2%, 2% and 3% of the Company's total revenues for years 2025, 2024, and 2023, respectively. Mobile Modular purchased 27%, 18% and 30% of its modular units from one manufacturer during 2025, 2024 and 2023, respectively. TRS-RenTelco purchased 34%, 35% and 41% of its electronic test equipment from one manufacturer during 2025, 2024, and 2023, respectively. There were no vendor or supplier concentrations for Portable Storage and Enviroplex during years 2025, 2024 and 2023.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. The Company's management under the supervision and with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") is responsible for establishing and maintaining "disclosure controls and procedures" (as defined in rules promulgated under the Securities Exchange Act of 1934, as amended) for the Company. Based on their evaluation the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting. During the last quarter of the Company's fiscal year ended December 31, 2025, there were no changes in the Company's internal control that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the CEO and CFO have concluded that these controls and procedures are effective at the "reasonable assurance" level.

Management's Assessment of Internal Control. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, is discussed in the Management's Report on Internal Control Over Financial Reporting included on page 56.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Grant Thornton LLP, the Company's independent registered public accounting firm, and its report is included in this Annual Report on Form 10-K.

ITEM 9B.   OTHER INFORMATION.

During the three months ended December 31, 2025, John Lieffrig, Vice President and Division Manager, Portable Storage, adopted a trading plan pursuant to Rule 10b5-1(c) (a "10b5-1 Plan"). Mr. Lieffrig's 10b5-1 Plan, adopted on December 12, 2025, provides for the sale of up to 2,500 shares of the Company's common stock and has a duration of nine (9) months, expiring on September 14, 2026.   With the exception of Mr. Lieffring, no other Company director or officer adopted, modified or terminated a 10b5-1 plan or a "non-Rule 10b5-1 trading arrangement" (as such terms are defined under Item 408 of Regulation S-K), during the quarter ended December 31, 2025.

During the three months ended December 31, 2025, the Company did not adopt, modify or terminate a "Rule 10b5-1 trading arrangement" as such term is defined under Item 408 of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2025 Annual or Special Meeting of Shareholders or included in an amendment to this Report, which, in either case, will be filed no later than 120 days after December 31, 2025.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by this Item will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2025 Annual or Special Meeting of Shareholders or included in an amendment to this Report, which, in either case, will be filed no later than 120 days after December 31, 2025.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2025 Annual or Special Meeting of Shareholders or included in an amendment to this Report, which, in either case, will be filed no later than 120 days after December 31, 2025.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this Item will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2025 Annual or Special Meeting of Shareholders or included in an amendment to this Report, which, in either case, will be filed no later than 120 days after December 31, 2025.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2025 Annual or Special Meeting of Shareholders or included in an amendment to this Report, which, in either case, will be filed no later than 120 days after December 31, 2025.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

Index of documents filed as part of this report:

1.   The following Consolidated Financial Statements of McGrath RentCorp are included in Item 8.

	Page of this report
Management's Report on Internal Control over Financial Reporting	56
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 248)	56
Consolidated Financial Statements	
Consolidated Balance Sheets as of December 31, 2025 and 2024	58
Consolidated Statements of Income for the Years Ended December 31, 2025, 2024 and 2023	59
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023	60
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2025, 2024 and 2023	61
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023	62
Notes to Consolidated Financial Statements	63

2.   Financial Statement Schedules. None

3.   Exhibits. See Index of Exhibits on page 94 of this report.

Schedules and exhibits required by Article 5 of Regulation S-X other than those listed are omitted because they are not required, are not applicable, or equivalent information has been included in the consolidated financial statements, and notes thereto, or elsewhere herein.

Number	Description	Method of Filing
2.1	Equity Purchase Agreement, dated as of February 1, 2023, made by and among McGrath RentCorp, a California corporation, Adler Tank Rentals, LLC, a Delaware limited liability company, and Ironclad Environmental Solutions, Inc., a Delaware corporation.	Filed as exhibit 1.01 to the Company's Current Report on Form 8-K (filed February 1, 2023), and incorporated herein by reference.
2.2	Stock Purchase Agreement, dated as of February 1, 2023, made by and among Vesta Housing Solutions Investor, LLC, a Delaware limited liability company, Vesta Housing Solutions Holdings, Inc., a Delaware corporation, and McGrath RentCorp, a California corporation.	Filed as exhibit 1.02 to the Company's Current Report on Form 8-K (filed February 1, 2023), and incorporated herein by reference.
2.3	Agreement and Plan of Merger, dated as of January 28, 2024, by and among WillScot Mobile Mini Holdings Corp., Brunello Merger Sub I, Inc., Brunello Merger Sub II, LLC, and McGrath RentCorp.	Filed as Exhibit 2.1 to the Company's Current Report on Form 8-K/A (filed January 29, 2024), and incorporated herein by reference.
2.4	Termination Agreement, dated as of September 17, 2024, by and among WillScot Holdings Corporation, Brunello Merger Sub I, Inc., Brunello Merger Sub II, LLC, and McGrath RentCorp.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed September 18, 2024), and incorporated herein by reference.
3.1	Articles of Incorporation of McGrath RentCorp. 'p'	Filed as exhibit 19.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1988 (filed August 14, 1988), and incorporated herein by reference.
3.1.1	Amendment to Articles of Incorporation of McGrath RentCorp. 'p'	Filed as exhibit 3.1 to the Company's Registration Statement on Form S-1 (filed March 28, 1991 Registration No. 33-39633), and incorporated herein by reference.
3.1.2	Amendment to Articles of Incorporation of McGrath RentCorp.	Filed as exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (filed March 31, 1998), and incorporated herein by reference.
3.2	Amended and Restated Bylaws	Filed as exhibit 3.1 to the Company's Current Report on Form 8-K (filed February 5, 2026), and incorporated herein by reference.
4.1	Second Amended and Restated Note Purchase and Private Shelf Agreement, dated as of June 8, 2023 (filed as Exhibit 10.1 to Registrant's Current Report on 8-K filed on June 13, 2023, and incorporated herein by reference).	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed June 13, 2023), and incorporated herein by reference.
4.1.1	Amendment, dated as of March 17, 2014, to the Note Purchase and Private Shelf Agreement dated as of April 21, 2011 among the Company, Prudential Investment Management, Inc., The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed March 20, 2014) and incorporated herein by reference.
4.1.2	Amendment, dated as of February 9, 2016, to the Note Purchase and Private Shelf Agreement dated as of April 21, 2011 among the Company, Prudential Investment Management, Inc., The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company, as amended on March 17, 2014.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed February 11, 2016) and incorporated herein by reference.
4.2	Second Amended and Restated Credit Agreement, dated as of July 15, 2022, among the Company, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lenders party thereto.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed July 19, 2022) and incorporated herein by reference.
4.2.1	First Incremental Facility Amendment, dated as of April 23, 2024, to Second Amended and Restated Credit Agreement, dated as of July 15,2022, among the Company, Bank of America, N.A. as Administrative Agent and first incremental lender, and the guarantors named therein.	Filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (filed April 25, 2024) and incorporated herein by reference.
4.2.2	Amended and Restated Guaranty, dated as of July 15, 2022, among certain domestic subsidiaries of the Company in favor of Bank of America, N.A., in its capacity as the Administrative Agent.	Filed as exhibit 10.2 to the Company's Current Report on Form 8-K (filed July 19, 2022) and incorporated herein by reference.
4.2.3	Amended and Restated Credit Facility Letter Agreement, dated as of August 19, 2022, between the Company and MUFG Union Bank, N.A.	Filed as exhibit 4.3 to the Company's Quarterly Report on Form 10-Q (filed October 27, 2022) and incorporated herein by reference.
4.2.4	Amended and Restated Credit Line Note, dated as of August 19, 2022, in favor of MUFG Union Bank, N.A.	Filed as exhibit 4.4 to the Company's Quarterly Report on Form 10-Q (filed October 27, 2022) and incorporated herein by reference.

Number	_Description_	_Method of Filing_
4.3	Description of Registrant's Securities.	Filed as exhibit 4.2.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (filed February 25, 2020), and incorporated herein by reference.
10.1†	McGrath RentCorp Employee Stock Ownership Plan, as amended and restated on December 31, 2008.	Filed as exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (filed February 26, 2009), and incorporated herein by reference.
10.1.1†	McGrath RentCorp Employee Stock Ownership Trust Agreement, as amended and restated on December 31, 2008.	Filed as exhibit 10.3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (filed February 26, 2009), and incorporated herein by reference.
10.2†	McGrath RentCorp 2007 Stock Incentive Plan.	Filed as exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.
10.2.1†	Form of 2007 Stock Incentive Plan Stock Option Award and Agreement.	Filed as exhibit 10.12.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.
10.2.2†	Form of 2007 Stock Incentive Plan Non-Qualified Stock Option Award and Agreement.	Filed as exhibit 10.12.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.
10.2.3†	Form of 2007 Stock Incentive Plan Stock Appreciation Right Award and Agreement.	Filed as exhibit 10.4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (filed May 6, 2010), and incorporated herein by reference.
10.2.4†	Form of 2007 Stock Incentive Plan Restricted Stock Unit Award and Agreement.	Filed as exhibit 10.4.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (filed May 6, 2010), and incorporated herein by reference.
10.3†	McGrath RentCorp Employee Stock Ownership and 401(k) Plan	Filed as exhibit 4.5 to the Company's Registration Statement on Form S-8 (filed August 10, 2012) and incorporated herein by reference.
10.4†	McGraw RentCorp Involuntary Termination Severance Plan for Officers	Filed as exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (filed February 21, 2025), and incorporated herein by reference.
10.5†	McGrath RentCorp 2016 Stock Incentive Plan	Filed as Appendix A to the Company's Proxy Statement for the 2016 Annual Meeting (filed April 29, 2016), and incorporated herein by reference.
10.5.1†	McGrath RentCorp 2024 Officer Cash Bonus Plan (certain portions of this exhibit have been omitted)	Filed as exhibit 10.5.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (filed February 21, 2025), and incorporated herein by reference.
10.5.2†	McGrath RentCorp 2025 Officer Cash Bonus Plan (certain portions of this exhibit have been omitted)	Filed as exhibit 10.5.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (filed February 21, 2025), and incorporated herein by reference.
10.6†	Form of Indemnification Agreement with Directors and Officers	Filed as exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (filed February 21, 2025), and incorporated herein by reference.
10.6.1†	Form of 2016 Stock Incentive Plan Restricted Stock Unit Award and Agreement - Corporate	Filed as exhibit 10.6.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (filed February 21, 2025), and incorporated herein by reference.
10.6.2†	Form of 2016 Stock Incentive Plan Performance-Based Restricted Stock Unit Award and Agreement - Division Management	Filed as exhibit 10.6.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (filed February 21, 2025), and incorporated herein by reference.
10.6.3†	Form of 2016 Stock Incentive Plan Stock Appreciation Right Award and Agreement - Enviroplex	Filed as exhibit 10.6.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (filed February 21, 2025), and incorporated herein by reference.

Number	Description	Method of Filing
10.6.4†	Form of 2016 Stock Incentive Plan Notice of Restricted Stock Unit Award	Filed as exhibit 10.6.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (filed February 21, 2025), and incorporated herein by reference.
19.1	Amended and Restated McGrath RentCorp Insider Trading and Blackout Policy	Filed as exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (filed February 21, 2025), and incorporated herein by reference.
21.1	List of Subsidiaries.	Filed herewith.
23.1	Written Consent of Grant Thornton LLP.	Filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
97	McGrath RentCorp Compensation Recoupment Policy, amended and restated on February 19, 2026	Filed herewith.
101	The following materials from McGrath RentCorp's annual Report on Form 10-K for the year ended December 31, 2025, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statement of Income, (ii) the Consolidated Balance Sheet, (iii) the Consolidated Statement of Cash Flows, and (iv) Notes to Consolidated Financial Statements.	
104	Cover Page Interactive Data File (embedded within the inline XBRL document).	

† = Indicates a management contract or compensatory plan

'P' = exhibit was filed in paper form

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2026   **MCGRATH RENTCORP**

by: /s/ Joseph F. Hanna
JOSEPH F. HANNA
Chief Executive Officer and President
(Principal Executive Officer)

by: /s/ Keith E. Pratt
KEITH E. PRATT
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

by: /s/ David M. Whitney
DAVID M. WHITNEY
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons in the capacities and on the dates indicated.

Name	*Title*	*Date*
/s/ Nicolas Anderson NICOLAS ANDERSON	Director	February 25, 2026
/s/ Kimberly A. Box KIMBERLY A. BOX	Director	February 25, 2026
/s/ Smita Conjeevaram SMITA CONJEEVARAM	Director	February 25, 2026
/s/ William J. Dawson WILLIAM J. DAWSON	Director	February 25, 2026
/s/ Joseph F. Hanna JOSEPH F. HANNA	Chief Executive Officer, President and Director	February 25, 2026
/s/ Bradley M. Shuster BRADLEY M. SHUSTER	Chairman of the Board	February 25, 2026



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